Filed pursuant to Rule 424(b)(4)
Registration No. 333-144899

Prospectus

8,000,000 Shares

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is $6.00 per share. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “ENTR.” We are selling 8,000,000 shares of our common stock.

The underwriters have an option to purchase from the selling stockholders, which include our chief executive officer and certain other members of our management, up to 1,200,000 additional shares of common stock to cover over-allotments. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Investing in our common stock involves risks. See “ Risk Factors” on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer (before expenses)
Per Share	$6.00	$0.42	$5.58
Total	$48,000,000	$3,360,000	$44,640,000

Delivery of the shares of common stock will be made on or about December 12, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE	LEHMAN BROTHERS

THOMAS WEISEL PARTNERS LLC

JMP SECURITIES

THINKEQUITY PARTNERS LLC

December 6, 2007

ENTROPIC
communications

Enabling Connected Home Entertainment

High Speed
Broadband
Access
HDTV
Triple Play
Services
Into the Home
Video
Downloads
Multi Room
DVR
Throughout the Home
Online
Gaming
PC to TV
Wireless
Backbone

ENTROPIC
communications

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until December 31, 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and the consolidated financial statements and notes to these financial statements contained in this prospectus, before deciding to buy shares of our common stock.

Our Company

We are a leading fabless semiconductor company that designs, develops and markets systems solutions to enable connected home entertainment. Our technologies significantly change the way high-definition television-quality video, or HD video, and other multimedia content such as movies, music, games and photos are brought into and delivered throughout the home.

We are a pioneer of key technologies that enable connected home networking of digital entertainment over existing coaxial cables. We are a founding member of the Multimedia over Coax Alliance, or MoCA, a global home networking consortium that sets standards for the distribution of video and other multimedia entertainment over coaxial cable. Our products include:

•	home networking chipsets based on the MoCA standard;

•	high-speed broadband access chipsets;

•	integrated circuits that simplify and enhance digital broadcast satellite services; and

•	silicon television tuner integrated circuits.

Our products allow telecommunications carriers, cable multiple service operators and digital broadcast satellite service providers, which we collectively refer to as service providers, to enhance and expand their service offerings and reduce deployment costs in an increasingly competitive environment.

Our home networking solutions capitalize on the worldwide conversion of multimedia content, including video, from analog to digital. Multimedia content is now easy to store on digital video recorders, or DVRs, gaming consoles, DVD recorders and personal computers. The ability to store this content on various devices has created “islands” of digital entertainment within the home. Our products bridge these islands and allow consumers to access their multimedia content throughout the home. Today, we are the only high-volume supplier of MoCA-compliant chipsets, which can be embedded in a wide variety of consumer electronic devices. Service providers can employ our solutions to offer consumer applications such as multi-room DVR, multi-room and online gaming, personal computer-to-television personal content sharing, and streaming of downloaded movies stored on a personal computer to a television.

We have extensive knowledge and capabilities in key aspects of our business, such as video communications, networking algorithms and protocols, system-on-a-chip design, embedded software, mixed signal and radio frequency integrated circuit design, and communications and radio frequency systems, which we refer to as our core competencies. We use our considerable experience with service provider-based deployments to create solutions that address the complex requirements associated with delivering multiple streams of HD video into and throughout the home while seamlessly coexisting with video, voice and data services that are using the same coaxial cable infrastructure.

We generate the majority of our revenues from sales of our products to original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs, that provide customer premises equipment to service providers. While we did not launch our home networking products in significant volume until 2006, during 2006 and the nine months ended September 30, 2007, Entropic and its recently acquired subsidiary RF Magic, Inc.

together derived revenues from more than 80 customers globally, including Actiontec Electronics, Inc., Jabil Circuit, Inc. and Motorola, Inc. We have also established relationships with leading service providers including EchoStar Satellite L.L.C., Jupiter Telecommunications Co., Ltd., or J:COM, and Verizon Communications Inc. We currently rely on sales of products that are incorporated by our customers into products purchased by Verizon and EchoStar for substantially all of our revenues. For the nine months ended September 30, 2007, Entropic and RF Magic generated pro forma revenues of $97.4 million and incurred pro forma losses of $14.4 million.

Industry Background

Intense competition among service providers seeking to maximize revenues is driving a revolution in the delivery of video and other multimedia content into and throughout the home. Service providers are making significant infrastructure investments to differentiate their offerings, increase average revenue per user, increase subscriber growth and reduce subscriber turnover. Several favorable trends such as the increasing availability of digital multimedia content and consumer applications and the proliferation of digital media devices within the home are contributing to the increasing revenue opportunity for service providers.

Service providers and OEMs have identified a tremendous opportunity to seamlessly network the “islands” of stored multimedia content and enable the sharing of such content across devices and between rooms throughout the home. According to iSuppli Corporation, the number of network-enabled devices is expected to increase from 321 million in 2007 to 760 million in 2011, representing a compound annual growth rate of approximately 24%. To address this opportunity, service providers are introducing new customer premises equipment and service offerings. By providing customer premises equipment, service providers are able to easily introduce new services, simplify and enhance the user experience, and provide content security and service reliability.

The stringent communications requirements associated with high-quality HD video and other multimedia content present a significant obstacle for service providers today. In response, service providers require technology solutions that enable the distribution of such content into and throughout the home while maintaining the requisite high-quality standards demanded by subscribers. For any such technology solution to succeed, we believe it must satisfy the following requirements:

•	high bandwidth, reliability and full quality of service, or QoS, for HD video;

•	co-existence with other services and devices;

•	cost-effective deployment for service providers;

•	customer ease of use and minimal maintenance; and

•	consumer privacy and content security.

Our Solutions

We provide systems solutions comprised of silicon integrated circuits and associated software as a platform to enable delivery of multiple streams of HD video and other multimedia content into and throughout the home. Our products include home networking, broadband access, DBS outdoor unit and silicon television tuner solutions. Service providers currently employ our home networking solutions to offer consumer applications such as multi-room DVR, multi-room and online gaming, personal computer-to-television personal content sharing, and streaming of downloaded movies stored on a personal computer to a television. Moreover, our solutions are currently utilized to enhance a variety of service offerings, including video “placeshifting,” or the ability to access content from multiple locations and devices, video “timeshifting,” or the ability to pause, fast forward and rewind live or stored video, wireless “backbone,” or the ability to use in-home coaxial cables to increase the coverage of the wireless home network, and “triple-play” services, or bundled video, voice and broadband data services. We began offering DBS outdoor unit and silicon television tuner products as a result of our acquisition of RF Magic. Our solutions are currently used in consumer electronic and networking devices, including set-top boxes, broadband routers with embedded wireless home networking, optical network terminals, low-noise block converters, multi-room DVRs and residential gateways, and can potentially be used in other devices, such as digital televisions, gaming consoles, media servers and network attached storage devices.

Home Networking

Our home networking solutions target a large and rapidly growing market. According to iSuppli, the worldwide home networking silicon total available market is expected to grow from $1.1 billion in 2007 to $3.1 billion in 2011, representing a compound annual growth rate of approximately 29%. Our home networking solutions are based on the MoCA standard. MoCA-based products use existing coaxial cable to create a robust internet protocol-based network for easy sharing of HD video and other multimedia content throughout the home. We have been working on MoCA-related technology since 2001 and are presently shipping our second generation of MoCA-compliant products. Our MoCA-compliant chipsets are incorporated in the equipment being deployed by Verizon as part of its FiOS offering. We are currently the exclusive provider of chipsets that enable home networking applications such as multi-room DVR for such offering as well as connectivity between Verizon’s fiber optic network termination and existing home coaxial cabling. However, other semiconductor companies may, in the future, supply competing products for the FiOS offering. We believe that our pioneering role in developing the MoCA standard and our success to date in providing these solutions position us well to continue to be the leading provider of MoCA-based connected home entertainment solutions. Our home networking solutions provide the following key benefits:

•	High data rates. Deliver field-tested consistent net throughput in excess of 110 megabits per second and a physical layer rate of up to 270 megabits per second.

•	High-quality video experience. Satisfy stringent quality of service requirements of service providers and allow distribution of multiple streams of HD video.

•	Ease of installation and use. Leverage existing coaxial cable infrastructure to simplify installation and enable plug-and-play implementation for consumers.

•

Security and reliability. Create a shielded, self-healing network that provides high levels of fault tolerance and reliability and supports service provider-based conditional access systems and encryption to protect the privacy of personal multimedia content.

•	Remote upgrade and diagnostics. Deploy additional service offerings and perform system diagnostics through remotely upgradeable firmware and remote diagnostics tools.

Broadband Access

Our broadband access solutions are designed to meet broadband access requirements in areas characterized by fiber optic networks that terminate within approximately one kilometer of a customer premises. In particular, our solutions allow cable multiple service operators with fiber optic deployments to offer broadband access services that are competitive with very high-speed digital subscriber line, or VDSL, services offered by telecommunications carriers. According to International Data Corporation, or IDC, worldwide broadband service subscriptions for our current target market, which consists of cable modem and fiber-to-the-home deployments, are expected to increase from 104 million in 2007 to 160 million in 2011. Our solutions use coaxial cable infrastructure to deliver “last kilometer” connectivity for high-speed broadband access to single-family homes and multiple dwelling units. They incorporate the same physical layer used in our home networking products and a different network-optimized media access controller technology and offer high performance with net throughput in excess of 100 megabits per second. Our high-speed broadband access solutions enable digital voice, streaming video downloads, high-speed broadband data and bundled triple-play services.

DBS Outdoor Unit

Our DBS outdoor unit solutions, which consist of our band translation switch and channel stacking switch products, target the large and growing digital broadcast satellite market. According to IMS Research, worldwide households with digital satellite free-to-air and pay-television are expected to increase from approximately 266 million in 2007 to 377 million in 2011. In a traditional satellite installation, each tuner usually requires a unique cable from the satellite dish to the set-top box to receive the full channel lineup. Our DBS outdoor unit solutions, which support HDTV, can significantly reduce the deployment costs for digital broadcast satellite providers by allowing them to send multiple video streams from individual or multiple satellites into the home over a single cable. This simplified cabling architecture can enable digital broadcast satellite providers to deploy set-top boxes, with multiple tuner capabilities, in multiple rooms, and roll out new services without expensive installation and retrofitting while also improving aesthetics.

Silicon Television Tuner

We provide silicon television tuner integrated circuits for satellite, cable and terrestrial applications that conform to most of the major digital video broadcast standards, including the U.S. and international HDTV standards. According to IMS, worldwide shipments of satellite, cable and terrestrial set-top box and integrated digital televisions are expected to increase from approximately 186 million in 2007 to 277 million in 2011. Our tuner integrated circuits integrate radio frequency functions, including those performed by a surface acoustic wave filter, with other major discrete components onto a single die while maintaining the performance of traditional non-silicon can tuners. Our highly integrated solutions significantly reduce our customers’ design costs and shrink the tuner footprint in consumer electronic devices.

Our Strategy

Our goal is to be the leading provider of systems solutions for the connected home entertainment market by enabling the delivery of multiple streams of HD video and other multimedia content into and throughout the home. The key elements of our strategy are to:

•

Extend our technology leadership. We have created innovative systems-level solutions such as our MoCA-based home networking and DBS outdoor unit products. We intend to extend our leadership by focusing on our research and development efforts and through targeted technology acquisitions.

•

Expand relationships with industry leaders and customers. We intend to expand our existing relationships with service providers, ODMs and OEMs by securing additional design wins and by positioning our connected home entertainment technologies as the key differentiator in next generation customer premises equipment.

•

Continue to broaden our solutions. We intend to add additional features and capabilities to our products and provide full platform solutions to address the large and growing connected home entertainment market.

•

Expand our presence in international markets. We intend to continue to expand our sales and technical support organization to broaden our service provider reach in international markets, primarily in Asia and Europe.

•

Drive industry standards. We intend to continue to use our technology leadership to define specifications and drive industry standards, such as MoCA, which we believe will lead to widespread adoption of our solutions.

Risk Factors

We are subject to a number of risks, which you should be aware of before you buy our common stock. For example:

•	we have a history of losses and may not achieve or sustain profitability in the future;

•	we face intense competition and expect competition to increase in the future, with many of our competitors being larger, more established and better capitalized than us;

•

we depend on a limited number of customers and ultimately service providers for a substantial portion of our revenues, and the loss of, or a significant shortfall in orders from, any of these parties could significantly impair our financial condition and results of operations;

•

if the market for HD video and other multimedia content delivery solutions based on the MoCA standard does not develop as we anticipate, our revenues may decline or fail to grow, which would adversely affect our operating results; and

•	even if service providers, ODMs and OEMs adopt multimedia content delivery solutions based on the MoCA standard, we may not compete successfully in the market for MoCA-compliant chipsets.

These and other risks affecting us are more fully described in “Risk Factors.”

Corporate Information

We were incorporated in Delaware in January 2001. Our principal executive offices are located at 9276 Scranton Road, Suite 200, San Diego, California 92121, and our telephone number is (858) 625-3200. Our corporate website address is www.entropic.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

In May 2007, we acquired Arabella Software Ltd., a developer of embedded software. In June 2007, we acquired RF Magic, a provider of digital broadcast satellite outdoor unit and silicon television tuner solutions.

For convenience in this prospectus, “Entropic,” “we,” “us,” and “our” refer to Entropic Communications, Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

We use “Entropic,” “Entropic Communications,” “c.LINK” and “RF Magic” as registered trademarks. This prospectus also contains trademarks and tradenames of other companies, and those trademarks and tradenames are the property of their respective owners.

THE OFFERING

Common stock offered by us	8,000,000 shares

Over-allotment option

The selling stockholders, which include our chief executive officer and certain other members of our management, have granted the underwriters an option for a period of 30 days to purchase up to 1,200,000 additional shares of common stock.

Common stock to be outstanding after

this offering	67,614,775 shares

Use of proceeds from this offering

We anticipate using approximately $9.0 million of the net proceeds from this offering for the repayment of outstanding indebtedness as described in “Use of Proceeds.” We intend to use the balance of the net proceeds to us from this offering for working capital and general corporate purposes. A portion of the net proceeds to us may also be used to acquire or license products, technologies or businesses. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds” on page 40.

Nasdaq Global Market symbol	“ENTR”

The number of shares of our common stock that will be outstanding after this offering is based on 59,614,775 shares outstanding as of September 30, 2007, and excludes:

•	6,941,566 shares of common stock subject to options outstanding at September 30, 2007 under our stock option and equity incentive plans, with a weighted average exercise price of $1.13 per share;

•

182,201 shares of common stock reserved for issuance at September 30, 2007 pursuant to put and call option agreements between Entropic, RF Magic, and certain holders of options to purchase RF Magic common stock;

•	940,690 shares of common stock subject to warrants outstanding at September 30, 2007, with a weighted average exercise price of $2.22 per share; and

•

4,307,691 shares of common stock reserved for future issuance under our 2007 equity incentive plan, 2007 non-employee directors’ stock option plan and 2007 employee stock purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering. The share reserve of our 2007 equity incentive plan will also include (and the number of shares of our common stock that will be outstanding after this offering excludes) the unallocated shares remaining available for issuance under our existing stock option and equity incentive plans as of the effective date of our 2007 equity incentive plan (394,859 shares as of September 30, 2007) plus any shares that thereafter would otherwise revert to the existing plans but for their termination. In addition, the share reserves of all of the 2007 plans will be subject to automatic annual increases in accordance with the terms of the plans.

Unless otherwise stated, all information contained in this prospectus reflects a 1-for-3.25 reverse stock split of our common stock that was effected in October 2007 and assumes:

•	the conversion of all of our outstanding preferred stock as of September 30, 2007 into an aggregate of 44,897,053 shares of common stock prior to the closing of this offering;

•	the surrender of all stock certificates formerly representing RF Magic’s capital stock in exchange for shares of our capital stock;

•	the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws, each of which will occur upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data. The summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and summary consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this summary consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results of operations to be expected in any future period.

The following summary unaudited pro forma condensed consolidated combined statement of operations data for the year ended December 31, 2006 and the nine months ended September 30, 2007 are based on the historical statements of operations of Entropic and RF Magic, giving effect to our acquisition of RF Magic as if the acquisition had occurred on January 1, 2006. The unaudited pro forma condensed consolidated combined statement of operations data are based on the estimates and assumptions set forth in the notes to the unaudited pro forma condensed consolidated combined financial statements. These estimates and assumptions are preliminary and subject to change, and have been made solely for the purposes of developing such pro forma information. The summary unaudited pro forma condensed consolidated combined statement of operations data are not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the entities been a single entity during these periods.

The as adjusted balance sheet data as of September 30, 2007 gives effect to (i) the conversion of all of our outstanding preferred stock as of September 30, 2007 into 44,897,053 shares of common stock, which will occur automatically immediately prior to the closing of this offering, (ii) our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at the initial public offering price of $6.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the repayment of outstanding indebtedness, a prepayment penalty and the write-off of unamortized debt discount as described in “Use of Proceeds” and “Capitalization.”

	Actual			Pro Forma	Actual		Pro Forma
	Years Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006	2006	2006	2007	2007
				(unaudited)	(unaudited)		(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$358	$3,719	$41,471	$67,654	$24,923	$82,377	$97,401
Cost of net revenues(1)	149	1,979	31,099	49,575	18,386	54,491	60,435

Gross profit	209	1,740	10,372	18,079	6,537	27,886	36,966
Operating expenses:
Research and development(1)	8,984	9,574	11,601	24,179	8,153	22,812	30,248
Sales and marketing(1)	1,560	2,247	4,112	8,322	2,939	6,642	9,322
General and administrative(1)	1,482	1,846	2,192	5,344	1,515	5,104	7,723
Write off of in-process research and development	—	—	—	—	—	21,400	—
Amortization of purchased intangible assets	—	—	—	3,533	—	1,338	1,705

Total operating expenses	12,026	13,667	17,905	41,378	12,607	57,296	48,998

Loss from operations	(11,817)	(11,927)	(7,533)	(23,299)	(6,070)	(29,410)	(12,032)
Other income (expense), net	157	(323)	482	271	492	(2,070)	(2,370)
Income tax provision	—	—	—	(49)	—	—	(30)

Net loss before cumulative effect of change in accounting principle	(11,660)	(12,250)	(7,051)	(23,077)	(5,578)	(31,480)	(14,432)
Cumulative effect of change in accounting principle	—	54	—	—	—	—	—

Net loss	(11,660)	(12,196)	(7,051)	(23,077)	(5,578)	(31,480)	(14,432)
Accretion of redeemable convertible preferred stock	(85)	(89)	(126)	(126)	(95)	(95)	(95)

Net loss attributable to common stockholders	$(11,745)	$(12,285)	$(7,177)	$(23,203)	$(5,673)	$(31,575)	$(14,527)

Net loss per share attributable to common stockholders—basic and diluted	$(4.25)	$(3.70)	$(1.66)	$(2.27)	$(1.33)	$(3.89)	$(1.21)

Weighted average number of shares used to compute net loss per share attributable to common stockholders	2,761	3,317	4,325	10,223	4,259	8,113	12,023

Pro forma net loss per common share—basic and diluted (unaudited)			$(0.20)	$(0.42)		$(0.71)	$(0.26)

Weighted average number of shares used to compute pro forma net loss per share—basic and diluted (unaudited)			35,886	54,827		44,363	56,921

(1) Includes stock-based compensation as follows:
	Actual			Pro Forma	Actual		Pro Forma
	Years Ended December 31,				Nine Months Ended September 30,*
	2004	2005	2006*	2006*	2006	2007	2007
				(unaudited)	(unaudited)		(unaudited)
	(in thousands)
Cost of net revenues	$—	$—	$—	$191	$—	$88	$183
Research and development	—	—	116	1,549	49	1,927	2,636
Sales and marketing	2	6	56	600	21	685	955
General and administrative	11	20	51	1,313	4	1,125	1,752

Total stock-based compensation expense	$13	$26	$223	$3,653	$74	$3,825	$5,526

*	We adopted the fair value recognition and measurement provisions of SFAS 123R, Share-Based Payment, effective January 1, 2006, using the prospective transition method. For periods prior to January 1, 2006, we followed the intrinsic value recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. For further information, see note 1 to the notes to consolidated financial statements included in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,181	$43,451
Working capital	28,679	63,103
Total assets	177,281	209,551
Debt, software license and capital lease obligations—current and long-term	9,003	509
Total redeemable convertible preferred stock	178,879	—
Total stockholders’ (deficit) equity	(33,063)	186,580

R ISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including the consolidated financial statements and related notes contained in this prospectus, before investing in our common stock. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business

We have a history of losses and may not achieve or sustain profitability in the future.

Neither Entropic nor RF Magic has ever been profitable on an annual basis. Entropic has never been profitable in any fiscal period. Entropic incurred net losses of $31.5 million for the nine months ended September 30, 2007 and $11.7 million, $12.2 million and $7.1 million for the years ended December 31, 2004, 2005 and 2006, respectively. RF Magic incurred net losses of $11.6 million, $5.3 million and $1.5 million for the years ended December 31, 2004, 2005 and 2006, respectively. As of September 30, 2007, we had an accumulated deficit of $91.8 million. Accordingly, there can be no assurance if or when we may achieve profitability as a combined company. Though Entropic’s revenues increased from approximately $3.7 million for the year ended December 31, 2005 to approximately $41.5 million for the year ended December 31, 2006 and RF Magic’s revenues increased from approximately $14.5 million for the year ended December 31, 2005 to approximately $26.2 million for the year ended December 31, 2006, we may not achieve similar growth as a combined company in future periods. You should not rely on Entropic’s or RF Magic’s operating results for any prior quarterly or annual periods as an indication of our future operating performance. Moreover, we expect to make significant expenditures related to the development of our products and the expansion of our business, including research and development, sales and marketing and general and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures and unforeseen difficulties or costs associated with the integration of RF Magic. As a result of these expenditures, we may have to generate and sustain substantially increased revenue to achieve profitability. If we are unable to achieve adequate revenue growth, we may not achieve or sustain profitability and our stock price could decline.

We face intense competition and expect competition to increase in the future, with many of our competitors being larger, more established and better capitalized than us.

The markets for our products are extremely competitive and have been characterized by rapid technological change, evolving industry standards, rapid changes in customer requirements, short product life cycles and frequent introduction of next generation and new products. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced gross profit as a percentage of revenues, or gross margins, increased sales and marketing expenses, and failure to increase or the loss of market share or expected market share. Semiconductor products in particular have a history of declining prices driven by customer insistence on lower prices as the cost of production is reduced and as demand falls when competitive products or newer, more advanced products are introduced. If market prices decrease faster than product costs, our gross and operating margins would be adversely affected. Moreover, we expect increased competition from other established and emerging companies both domestically and internationally. In particular, we expect to face future competition in the sale of MoCA-compliant chipsets. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, competitors or alliances that include our competitors may emerge that could acquire significant market share. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. In addition, our competitors could develop products or technologies that cause our products and technologies to become non-competitive or obsolete, or cause us to substantially reduce our prices.

Currently, we face competition from a number of established companies that offer products based on competing technologies, such as Data over Cable Service Interface Specifications, or DOCSIS, versions of digital subscriber line, or xDSL, Ethernet, HomePNA, HomePlug AV, Wi-Fi, WiMedia, which is based on ultra-wide band technology, and Worldwide Interoperability for Microwave Access, or WiMAX. Many of our competitors and potential competitors are substantially larger and have longer operating histories, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than us. Given their capital resources, many of these larger organizations are in a better position to withstand any significant reduction in capital spending by customers or market downturns in the markets in which we compete. Many of our competitors also have broader product lines and market focus, allowing them to bundle their products and services and effectively use other products to subsidize lower prices for those products that compete with ours. In addition, many of our competitors have been in operation much longer than us and therefore have better name recognition and more long-standing and established relationships with service providers, ODMs and OEMs.

Our ability to compete depends on a number of factors, including:

•	the adoption of our products and technologies by service providers, ODMs and OEMs;

•	the performance and cost effectiveness of our products relative to our competitors’ products;

•	our ability to deliver high quality and reliable products in large volumes and on a timely basis;

•	our ability to build close relationships with service providers, ODMs and OEMs;

•

our success in developing and utilizing new technologies to offer products and features previously not available in the marketplace that are technologically superior to those offered by our competitors;

•	our ability to identify new and emerging markets and market trends;

•	our ability to recruit design and application engineers and other technical personnel; and

•	our ability to protect our intellectual property and obtain licenses to the intellectual property of others on commercially reasonable terms.

Our inability to effectively address any of these factors, alone or in combination with others, could seriously harm our business, operating results and financial condition.

In addition, consolidation by industry participants or acquisitions of our competitors by our customers or suppliers could result in competitors with increased market share, larger customer bases, greater diversified product offerings and greater technological and marketing expertise, which would allow them to compete more effectively against us. Current and potential competitors may also gain such competitive advantages by establishing financial or strategic relationships with existing or potential customers, suppliers or other third-parties. These new competitors or alliances among competitors could emerge rapidly and acquire significant market share. In addition, some of our suppliers and customers offer or may offer products that compete with our products. Depending on the participants, industry consolidation or the formation of strategic relationships could have a material adverse effect on our business and results of operations by reducing our ability to compete successfully in our current markets and the markets we are seeking to serve.

We depend on a limited number of customers and ultimately service providers for a substantial portion of our revenues, and the loss of, or a significant shortfall in, orders from any of these parties could significantly impair our financial condition and results of operations.

We derive a substantial portion of our revenues from a limited number of customers. For example, during the year ended December 31, 2006 and the nine months ended September 30, 2007, ten customers accounted for approximately 92% and 95%, respectively, of the pro forma revenues of Entropic and its recently-acquired subsidiary, RF Magic. During the year ended December 31, 2006, Actiontec, Motorola and CalAmp Corp. accounted for 31%, 23% and 11%, respectively, of the pro forma revenues of Entropic and RF Magic. During the nine months ended September 30, 2007, Motorola, Actiontec and Jabil Circuit accounted for 39%, 24% and 12%, respectively, of the pro forma revenues of Entropic and RF Magic. Our inability to generate anticipated revenues from our key existing or targeted customers, or a significant shortfall in sales to these customers, would significantly reduce our revenues and adversely affect our operating results. Our operating results in the foreseeable future will continue to depend on our ability to effect sales to existing and other large customers.

In addition, we depend on a limited number of service providers that purchase products from our customers that incorporate our products. To date, only one major service provider, Verizon, has publicly announced its intention to use the MoCA standard for home networking in its FiOS deployment. We also primarily rely on one major service provider, EchoStar, to deploy products using our DBS outdoor unit solutions. During the year ended December 31, 2006 and the nine months ended September 30, 2007, products sold to Entropic’s and RF Magic’s customers that were incorporated into products purchased by Verizon and EchoStar accounted for substantially all of the pro forma revenues of Entropic and RF Magic. If either of these service providers, or other service providers that elect to use our products, reduce or eliminate purchases of our customers’ products which incorporate our products, this would significantly reduce our revenues and adversely affect our operating results. Our operating results in the foreseeable future will continue to depend on a limited number of service providers’ demand for products which incorporate our products.

We may have conflicts with our customers or the service providers that purchase products from our customers that incorporate our products. For example, we had disagreements with EchoStar regarding certain intellectual property rights and other matters which we resolved by entering into certain licensing arrangements related to our DBS outdoor unit solutions and agreeing to make certain cash payments.

Any future conflict with our customers or the service providers that purchase products from our customers that incorporate our products could result in events that have a negative impact on our business, including:

•	reduced purchases of our products or our customers’ products that incorporate them;

•	uncertainty regarding ownership of intellectual property rights;

•	litigation or the threat of litigation; or

•	settlements or other business arrangements imposing obligations on us or restrictions on our business, including obligations to license intellectual property rights or make cash payments.

If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired, and our competitive position may be harmed.

To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability and meet the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenues and an increase in design wins by our competitors. In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. If we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

Our results could be adversely affected if our customers or the service providers who purchase their products are unable to successfully compete in their respective markets.

Our customers and the service providers that purchase products from our customers face significant competition from their competitors. We rely on these customers’ and service providers’ ability to develop products and/or services that meet the needs of their customers in terms of functionality, performance, availability and price. If these customers and service providers do not successfully compete, they may lose market share, which would negatively impact the demand for our products. For example, for our home networking products, there is intense competition among service providers to deliver video and other multimedia content into and throughout the home. For the sale of our home networking products, we are currently dependent on Verizon’s ability to compete in the market for the delivery of HD video and other multimedia content. Therefore, factors influencing Verizon’s ability to compete in this market, such as laws and regulations regarding local cable franchising, could have an adverse effect on our current ability to sell home networking products. In addition, our DBS outdoor unit products are primarily supplied to digital broadcast satellite service providers by our ODM and OEM customers. Digital broadcast satellite service providers are facing significant competition from telecommunications carriers and cable multiple service operators as they compete for customers in terms of video, voice and data services. Moreover, ODMs and OEMs who market satellite set-top boxes using our silicon television tuners are competing with a variety of internet protocol-based video delivery solutions, including xDSL technology and certain fiber optic-based solutions. Many of these technologies compete effectively with satellite set-top boxes and do not require television tuners such as the ones we sell. If our customers and the service providers who purchase products from our customers that incorporate our products do not successfully compete, they may lose market share, which would reduce their demand for our products.

If the market for HD video and other multimedia content delivery solutions based on the MoCA standard does not develop as we anticipate, our revenues may decline or fail to grow, which would adversely affect our operating results.

We derive, and expect to continue to derive for the foreseeable future, a significant portion of our revenues from sales of our home networking products based on the MoCA standard. The market for such multimedia content delivery solutions based on the MoCA standard is relatively new, still evolving, and difficult to predict. In the near-term, we believe our primary competition in this market will be from companies that offer products based on non-MoCA home networking solutions, such as Ethernet, HomePNA, Home Plug AV, Wi-Fi and WiMedia. In the future, we expect other semiconductor manufacturers to compete with us in the manufacture and sale of MoCA-compliant chipsets. It is therefore uncertain whether the MoCA standard will achieve and sustain high levels of demand and market acceptance. Moreover, deployment of services or electronic devices utilizing MoCA-based solutions may be delayed or slower than we anticipate. If the market for MoCA-based solutions does not continue to develop or develops more slowly than we expect, or if we make errors in predicting adoption and deployment rates for these solutions, our revenues may be significantly adversely affected.

Our success will depend to a substantial extent on the willingness of service providers, ODMs and OEMs to adopt the MoCA standard for multimedia content delivery. As of September 30, 2007, 11 companies had products certified by MoCA and only one major service provider, Verizon, had publicly announced its intention to use the MoCA standard for home networking. Some service providers, ODMs and OEMs have adopted and others may adopt multimedia content delivery solutions that rely on technologies other than the MoCA standard or may choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, MoCA-based solutions. It is critical to our success that additional service providers, including telecommunications carriers and cable operators, adopt the MoCA standard for home networking.

Even if service providers, ODMs and OEMs adopt multimedia content delivery solutions based on the MoCA standard, we may not compete successfully in the market for MoCA-compliant chipsets.

As a member of MoCA, we are required to license any of our patent claims that are essential to implement the MoCA specifications to other MoCA members on reasonable and non-discriminatory terms. As a result, we are required to license some of our important intellectual property to other MoCA members, including other semiconductor manufacturers that may compete with us in the sale of MoCA-compliant chipsets. If we are unable to differentiate our MoCA-compliant chipsets from other MoCA-compliant chipsets by offering superior pricing and features outside MoCA specifications, we may not be able to compete effectively in the market for such chipsets. Moreover, although we are currently and actively involved in the ongoing development of the MoCA standard, we cannot guarantee that future MoCA specifications will incorporate technologies or product features we are developing or that our products will be compatible with future MoCA specifications. As additional members, including our competitors, continue to join MoCA, they and existing members may exert greater influence on MoCA and the development of the MoCA standard in a manner that is adverse to our interests. If our home networking products fail to comply with future MoCA specifications, the demand for these products could be severely reduced.

The geographic market for our broadband access products is limited and these products may not be widely adopted.

Our broadband access products are designed to meet broadband access requirements in areas characterized by fiber optic network deployments that terminate within one kilometer of customer premises. We believe the primary geographic markets for our broadband access products are currently in certain Asian countries such as China, Japan and Korea, and parts of Europe where there are many multi-dwelling units and fiber optic networks that extend to or near a customer premises. We do not expect to generate significant revenues from sales of our broadband access products in North America, which is generally characterized by low-density housing, or in developing nations which do not generally have extensive fiber optic networks. To the extent our efforts to sell our broadband access products into currently targeted foreign markets are unsuccessful, the demand for these products may not develop as anticipated or decline, either of which could adversely affect our future revenues. Moreover, these foreign markets have a large number of service providers and varying regulatory standards, both of which may delay any widespread adoption of our products and increase the time during which competing technologies could be introduced and displace our products.

In addition, if areas characterized by fiber optic networks that terminate within one kilometer of customer premises do not continue to grow, or we are unable to develop broadband access products that are competitive outside of these areas, the demand for our broadband access products may not grow and our revenues may be limited. Even if the markets in which our broadband access products are targeted continue to grow or we are able to serve additional markets, customers and service providers may not adopt our technology. There are a growing number of competing technologies for delivering high-speed broadband access from the service provider’s network to the customer’s premises. For example, our broadband access products face competition from products using DOCSIS, xDSL, Ethernet and WiMAX-based solutions. Moreover, there are many other access technologies that are currently in development including some low cost proprietary solutions. If service providers adopt competing products or technologies, the demand for our broadband access products will decline and we may not be able to generate significant revenues from these products.

The success of our DBS outdoor unit products depends on the demand for our products within the satellite digital television market and the growth of this overall market.

In addition to our home networking products, we also derive a significant portion of our revenues from sales of our DBS outdoor unit products into markets served by digital broadcast satellite providers and their ODM and OEM partners. The digital broadcast satellite market may not grow in the future as anticipated or a significant market slowdown may occur, which would in turn reduce the demand for applications or devices, such as set-top boxes and low-noise block converters, that rely on our DBS outdoor unit products. Because of the intense competition in the satellite, terrestrial and cable digital television markets, the unproven technology of many products addressing these markets and the short product life cycles of many consumer applications or devices, it is difficult to predict the potential size and future growth rate of the markets for our DBS outdoor unit products. If the demand for our DBS outdoor unit products is not as great as we expect, or if we are unable to produce competitive products to meet that demand, our revenues could be adversely affected.

Market-specific risks affecting the digital television, digital television set-top boxes, and digital television peripheral markets could impair our ability to successfully sell our silicon television tuners.

The market for digital television applications in digital televisions, digital television set-top boxes and digital television peripherals is characterized by certain market-specific risks, any of which may adversely affect our ability to sell our silicon television tuners. For example, sellers of module tuners that offer similar or better functionality than our silicon television tuner solutions may dramatically lower their prices and become more competitive than us in the tuner market. In addition, our silicon television tuners may not have the feature set desired by our customers or may not be architecturally compatible with other components in the customers’ designs. Our efforts to penetrate the digital television market, in particular, will depend on our ability to overcome these and other challenges and upon market acceptance of our new digital television products. To the extent our efforts are adversely affected by any of these risks or are otherwise unsuccessful, the demand for our silicon television tuners may not develop as anticipated or decline which would adversely affect our revenues, financial condition and results of operations.

The success of our silicon television tuners is highly dependent on our relationships with demodulator manufacturers.

Our silicon television tuners are designed to be interoperable with various specific demodulator integrated circuit products that are designed and manufactured by other companies. Historically, RF Magic relied on strategic relationships with various demodulator manufacturers to enable both parties to offer an interoperable tuner/demodulator solution to mutual end customers. Although we work in concert with third party demodulator manufacturers to complete highly functional reference designs, we have no control over their future product plans and product roadmaps and could be effectively designed out of future customer applications by the refusal of a demodulator manufacturer to continue to support our products. Likewise, our ability to acquire new customers is dependent on the cooperation of third party demodulator manufacturers. If such third party manufacturers decide to partner with one of our competitors or to provide their own tuner solutions, we would effectively be prevented from selling our products to potential new customers. Furthermore, our dependence on these third party demodulator manufacturers often limits our strategic direction. If we were to design products that were competitive with any of such demodulator manufacturers, they may choose to stop working with us. Our current principal demodulator relationship is with STMicroelectronics in the digital video broadcasting terrestrial and cable, Advanced Television Systems Committee, or ATSC, and digital broadcast satellite markets. In the digital broadcast satellite market, our tuners are currently marketed with an STMicroelectronics demodulator; however, STMicroelectronics has recently released its own radio frequency silicon tuner that will replace some of the tuners we sell, and STMicroelectronics may continue to release other competing tuners or require us to reduce our prices on the tuners we sell with their demodulators.

If any of the current or prospective demodulator manufacturers with whom we have or intend to have relationships were to stop working with us in favor of other tuner manufacturers or in favor of deploying their own tuner products, we would be effectively designed out of current and potential customers’ products and the demand for our silicon television tuners would be substantially reduced.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are not able to manage this expansion and growth, or if our business does not grow as we expect, we may not be able to realize a return on the resources we devote to expansion.

We have experienced significant growth in a short period of time, including growth related to our recent acquisitions of RF Magic and Arabella. For example, we have increased our headcount from 59 full-time employees as of January 1, 2006 to 249 full-time employees as of September 30, 2007 (including employees which we added as part of our acquisitions of RF Magic and Arabella). We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our product offerings, projected increases in our customer base and anticipated growth in the number of our product deployments. For example, we recently entered into a lease agreement for additional facilities in San Diego, California to accommodate our anticipated growth. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure. Our success in managing our operations and growth will be dependent upon our ability to:

•	enhance our operational, financial, and management controls, human resource policies, and reporting systems and procedures;

•	expand our facilities and equipment;

•	successfully hire, train, motivate and productively deploy additional employees, including technical personnel; and

•	expand our international resources.

Our inability to effectively address any of these factors, alone or in combination with others, could seriously harm our ability to execute our business strategy.

Further, we intend to grow our business by entering new markets, developing new product offerings and pursuing new customers. If we fail to timely or efficiently expand operational and financial systems in connection with such growth or if we fail to implement or maintain effective internal controls and procedures, resulting operating inefficiencies could increase costs and expenses more than we planned and might cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures, control our inventory or otherwise execute our business plan. Failure to implement or maintain such controls and procedures could also impact our ability to produce timely and accurate financial statements. Additionally, if we increase our operating expenses in anticipation of the growth of our business and such growth does not meet our expectations, our financial results likely would be negatively impacted.

We may not realize the anticipated financial and strategic benefits from our recent acquisitions of RF Magic and Arabella or be able to successfully integrate those companies with ours.

We will need to overcome significant challenges in order to realize benefits or synergies from our recent acquisitions of RF Magic and Arabella. These challenges include the following:

•	integrating businesses, operations and technologies;

•	retaining and assimilating key personnel;

•	retaining existing customers and attracting additional customers;

•	creating uniform standards, controls, procedures, policies, and information systems;

•	meeting the challenges inherent in efficiently managing an increased number of employees, including some at geographic locations distant from our headquarters and senior management; and

•	implementing appropriate systems, policies, benefits and compliance programs.

Integration in particular may involve considerable risks and may not be successful. These risks include the following:

•	the potential disruption of our ongoing business and distraction of our management;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	unanticipated expenses and potential delays related to integration of the operations, technology and other resources of the acquired companies;

•	the impairment of relationships with employees, suppliers, and customers; and

•	potential unknown or contingent liabilities.

The inability to successfully integrate RF Magic and Arabella, or any significant delay in achieving integration, could delay introduction of new products and require expenditure of additional resources to achieve integration.

In addition, we have recorded significant amounts of goodwill and other intangible assets in connection with our acquisitions of RF Magic and Arabella. The carrying amount of these long-lived assets could be reduced through impairment charges in future periods if events or changes in circumstances, including adverse industry conditions or a downturn in demand for our products, indicate that such amount is not recoverable. Any such impairment charge could have a material adverse impact on our results of operations.

We have a very limited operating history as a combined company following our acquisition of RF Magic and we cannot predict what effect the acquisition will have on our future combined results of operations.

Investors should not rely on the historical financial results of Entropic or RF Magic as separate operating entities to predict our future results of operations as a combined company. Moreover, the unaudited pro forma condensed consolidated combined financial data presented elsewhere in this prospectus are not necessarily indicative of the combined financial position or results of operations that actually would have been realized had our acquisition of RF Magic occurred prior to the covered periods. Investors should not rely on this pro forma data to predict our future results of operations as a combined company. If we are unable to or experience difficulties or delays in our attempt to successfully integrate RF Magic’s business and operations with our own, our financial results as a combined company may suffer.

Any acquisition, strategic relationship, joint venture or investment could disrupt our business and harm our financial condition.

We intend to continue to actively pursue acquisitions, strategic relationships, joint ventures or investments that we believe may allow us to complement our growth strategy, increase market share in our current markets or expand into adjacent markets, or broaden our technology and intellectual property. Such transactions may be complex, time consuming and expensive, and may present numerous challenges and risks including:

•	difficulties in assimilating any acquired workforce and merging operations;

•	attrition and the loss of key personnel;

•	an acquired company, asset or technology not furthering our business strategy as anticipated;

•	our overpayment for a company, asset or technology or changes in the economic or market conditions or assumptions underlying our decision to make an acquisition;

•	difficulties entering and competing in new product or geographic markets and increased competition, including price competition;

•	significant problems or liabilities, including increased intellectual property and employment related litigation exposure, associated with acquired businesses, assets or technologies;

•

in connection with any such transaction, the need to use a significant portion of our available cash, issue additional equity securities that would dilute the then-current stockholders’ percentage ownership or incur substantial debt or contingent liabilities; and

•	requirements to record substantial charges and amortization expense related to certain purchased intangible assets, deferred stock compensation and other items.

Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions, strategic relationships, joint ventures or investments after we have expended resources on them.

In addition, from time to time we may enter into negotiations for acquisitions, relationships, joint ventures or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs.

We cannot forecast the number, timing or size of future acquisitions, strategic relationships, joint ventures or investments, or the effect that any such transactions might have on our operating or financial results. Any such transaction could disrupt our business and harm our operating results and financial condition.

The average selling prices of our products have historically decreased over time and will likely do so in the future, which may reduce our revenues.

Our products and products sold by other companies in our industry have historically experienced a decrease in average selling prices over time. We anticipate that the average selling prices of our products will continue to decrease in the future in response to competitive pricing pressures, increased sales discounts and new product introductions by our competitors. For example, while we are currently the only manufacturer of MoCA-compliant chipsets, we expect that other chipset manufacturers who are members of MoCA will eventually produce competing chipsets and create pricing pressure for such products. Our future operating results may be harmed due to the decrease of our average selling prices. To maintain our current gross margins or increase our gross margins in the future, we must develop and introduce on a timely basis new products and product enhancements, continually reduce our product costs and manage product transitions in a timely and cost-effective manner. Our failure to do so would likely cause our revenues and gross margins to decline, which could have a material adverse effect on our operating results and cause the value of our common stock to decline.

Our product development efforts are time-consuming, require substantial research and development expenditures and may not generate an acceptable return.

Our product development efforts require substantial research and development expense. Entropic’s research and development expense for the nine months ended September 30, 2007 was $22.8 million and was $9.0 million, $9.6 million and $11.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. RF Magic’s research and development expense was $10.1 million, $9.8 million and $11.2 million for the years ended December 31, 2004, 2005 and 2006, respectively. There can be no assurance that we will achieve an acceptable return on our research and development efforts.

The development of our products is also highly complex. Due to the relatively small size of our product design teams, our research and development efforts in our core technologies may lag behind those of our competitors, some of whom have substantially greater financial and technical resources. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Furthermore, we may expend significant amounts on a research and development program that may not ultimately result in a commercially successful product. As a result of these and other factors, we may be unable to develop and introduce new products successfully and in a cost-effective and timely manner, and any new products we develop and offer may never achieve market acceptance. Any failure to successfully develop future products would have a material adverse effect on our business, financial condition and results of operations.

Our operating results have fluctuated significantly in the past and we expect them to continue to fluctuate in the future, which could lead to volatility in the price of our common stock.

Our operating results have fluctuated in the past and are likely to continue to fluctuate, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside of our control. These fluctuations in our operating results may cause our stock price to fluctuate as well. The primary factors that are likely to affect our quarterly and annual operating results include:

•	changes in demand for our products or those offered by service providers and our customers;

•	the timing and amount of orders, especially from significant service providers and customers;

•	the seasonal nature of our sales;

•	the level and timing of capital spending of service providers, both in the United States and in international markets;

•	competitive market conditions, including pricing actions by us or our competitors;

•	adverse market perception of MoCA-compliant products;

•	our unpredictable and lengthy sales cycles;

•	the mix of products and product configurations sold;

•	our ability to successfully define, design and release new products on a timely basis that meet customers’ or service providers’ needs;

•	costs related to acquisitions of complementary products, technologies or businesses;

•	new product introductions and enhancements, or the market anticipation of new products and enhancements, by us or our competitors;

•	the timing of revenue recognition on sales arrangements, which may include multiple deliverables, and the effect of our use of inventory “hubbing” arrangements;

•	unexpected changes in our operating expenses;

•	our ability to attain and maintain production volumes and quality levels for our products, including adequate allocation of wafer, assembly and test capacity for our products by our subcontractors;

•	the cost and availability of components used in our products;

•	changes in manufacturing costs, including wafer, test and assembly costs, manufacturing yields and product quality and reliability;

•	productivity of our sales and marketing force;

•	our inability to reduce operating expenses in a particular quarter if revenues for that quarter fall below expectations;

•	future accounting pronouncements and changes in accounting policies;

•	general economic and political conditions in the countries where we operate or our products are sold or used;

•	costs associated with litigation; and

•	changes in domestic and international regulatory environments.

Unfavorable changes in any of the above factors, many of which are beyond our control, could significantly harm our business and results of operations. You should not rely on the results of prior periods as an indication of our future performance.

Our products typically have lengthy sales cycles, which may cause our operating results to fluctuate, and a service provider, ODM or OEM customer may decide to cancel or change its service or product plans, which could cause us to lose anticipated sales.

Our products typically have lengthy sales cycles. A service provider must first evaluate our products. This initial evaluation period can vary considerably based on the service provider and product being evaluated, and could take a significant amount of time to complete. Products incorporating new technologies generally require longer periods for evaluation. After this initial evaluation period, if a service provider decides to adopt our products, that service provider and the applicable ODM or OEM customers will need to further test and evaluate our products prior to completing the design of the equipment that will incorporate our products. Additional time is needed to begin volume production of equipment that incorporates our products. Due to these lengthy sales cycles, we may experience significant delays from the time we incur research and development and sales expenses until the time, if ever, that we generate sales from these products. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel or change its product plans. From time to time, we have experienced changes, delays and cancellations in the purchase plans of our customers. A cancellation or change in plans by a service provider, ODM or OEM customer could prevent us from realizing anticipated sales. In addition, our anticipated sales could be lost or substantially reduced if a significant service provider, ODM or OEM customer reduces or delays orders during our sales cycle or chooses not to release equipment that contains our products. Furthermore, we may invest significant time and effort in marketing to a particular customer that does not ultimately result in a sale to that customer. As a result of these lengthy and uncertain sales cycles for our products, it is difficult for us to predict if or when our customers may purchase products in volume from us, and our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results for any given quarter.

Fluctuations in the mix of products we sell may adversely affect our financial results.

Because of the wide differences in selling prices and manufacturing costs among our products, the mix and types of products sold affect the average selling price of our products and have a substantial impact on our revenues and profit margins. To the extent our sales mix shifts toward increased sales of our lower-margin products, our overall gross margins will be negatively affected. Fluctuations in the mix and types of our products sold may also affect the extent to which we are able to recover our costs and expenditures that are associated with a particular product, and as a result can negatively impact our financial results.

If we do not complete our design-in activities before a customer’s design window closes, we will lose the design opportunity, which could adversely effect our future sales and revenues and harm our customer relationships.

The timing of our design-in activities with key customers and prospective customers may not align with their open design windows, which may or may not be known to us, making design win predictions more difficult. If we miss a particular customer’s design window, we may be forced to wait an entire year or even longer for the next opportunity to compete for the customer’s next design. The loss of a particular design opportunity could eliminate or substantially delay revenues from certain target customers and markets, which could have a material adverse effect on our results of operations and future prospects as well as our customer relationships.

Our products must interoperate with many software applications and hardware found in service providers’ networks and other devices in the home, and if they do not interoperate properly, our business would be harmed.

Our products must interoperate with service providers’ networks and other devices in the home, which often have varied and complex specifications, utilize multiple protocol standards, software applications and products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, we must continually ensure that our products interoperate properly with these existing networks. To meet these requirements, we must undertake development efforts that involve significant expense and the dedication of substantial employee resources. We may not accomplish these development efforts quickly or cost-effectively, if at all. If we fail to maintain compatibility with products, software or equipment found in our customers’ existing networks, we may face substantially reduced demand for our products, which would adversely affect our business, operating results and financial condition.

From time to time, we may enter into interoperability arrangements with equipment and software vendors for the use or integration of their technology with our products. These arrangements would give us access to and enable interoperability with various products in the connected home entertainment market. If these relationships fail, we would have to devote substantially more resources to the development of alternative products and the support of our products, and our efforts may not be as effective as the combined solutions with our current customers. In many cases, these parties are either companies that we compete with directly in other areas or companies that have extensive relationships with our existing and potential customers and may have influence over the purchasing decisions of these customers. A number of our competitors have stronger relationships than we do with some of our existing and potential customers and, as a result, our ability to have successful arrangements with these companies may be harmed. Our failure to establish or maintain key relationships with third party equipment and software vendors may harm our ability to successfully sell and market our products. We are currently devoting significant resources to the development of these relationships. Our operating results could be adversely affected if these efforts do not result in the revenues necessary to offset these investments.

In addition, if we find errors in the software or hardware used in service providers’ networks or problematic network configurations or settings we may have to modify our products so that they will interoperate with service providers’ networks. This could cause longer installation times for our products and order cancellations, either of which would adversely affect our business, operating results and financial condition.

Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory.

We sell our products to customers who integrate them into their products. We do not obtain firm, long-term purchase commitments from our customers. We have limited visibility as to the volume of our products that our customers are selling or carrying in their inventory. In addition, our sales are seasonal in nature, with our second quarter revenues expected to be lower and our fourth quarter revenues expected to be higher than the revenues we derive in our other quarters. Because production lead times often exceed the amount of time required to fulfill orders, we often must build inventory in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our demand forecast accuracy can be adversely affected by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, adverse changes in our product order mix and demand for our customers’ products. We have in the past had customers dramatically decrease and increase their requested production quantities with little or no advance notice. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls, reduced profit margins and excess or obsolete inventory which we may be unable to sell to other customers or which we must sell at reduced prices, or that any resulting disputes with our customers may adversely impact our future relationships with those customers. Alternatively, if we are unable to project customer requirements accurately, we may not build enough products, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources of supply, which could affect our ongoing relationships with these customers and potentially reduce our market share. If we do not timely fulfill customer demands, our customers may cancel their orders and we may be subject to customer claims for cost of replacement.

Our ability to accurately predict revenues and inventory needs, and to effectively manage inventory levels, may be adversely impacted due to our use of inventory “hubbing” arrangements.

We recently entered into an inventory “hubbing” arrangement with Motorola and we may enter into similar arrangements with other customers in the future. Pursuant to these arrangements, we ship our products to a designated third party warehouse, or hub, rather than shipping them directly to the customer. The products generally remain in the hub until the customer removes them for incorporation into its own products. Prior to the implementation of this hubbing arrangement with Motorola, we recognized revenues on sales of our products to Motorola upon shipment of those products to Motorola or its OEM partners. Under the hubbing arrangement, however, we will maintain ownership of our products in the hub, and therefore not recognize the related revenue, until the date Motorola removes them from the hub. As a result, our ability to accurately predict future revenues recognized from sales to Motorola or any other customers with which we implement hubbing arrangements may be impaired, and we may experience significant fluctuations in our quarterly operating results depending on when Motorola or any such other customers remove our products from the hub, which they may do with little or no lead time. In the short term, we may experience an increase in operating expenses as we build and ship inventory to the hub and may not recognize revenues from sales of this inventory, if at all, until Motorola or any such other customers remove it from the hub at a later time. Furthermore, because we continue to own but do not maintain control over our products after they are shipped to the hub, our ability to effectively manage inventory levels may be impaired as our shipments under the hubbing arrangement increase and we may be exposed to additional risk that the inventory in the hub becomes obsolete before sales are recognized.

We extend credit to our customers, sometimes in large amounts, but there is no guarantee every customer will be able to pay our invoices when they become due.

As part of our routine business, we extend credit to customers purchasing our products. As of September 30, 2007, approximately 80% of our net accounts receivable, amounting to $15.0 million in the aggregate, was due from three customers. While our customers may have the ability to pay on the date of shipment or on the date credit is granted, their financial condition could change and there is no guarantee that customers will ever pay the invoices. Rapid changes in our customers’ financial conditions and risks associated with extending credit to our customers can subject us to a higher financial risk and could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor and communications industries have historically experienced cyclical behavior and prolonged downturns, which could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically exhibited cyclical behavior, which at various times has included significant downturns in customer demand. Though we have not yet experienced any of these industry downturns, we may in the future. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenues. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. If this happens in the future, we may not be able to produce sufficient quantities of our products to meet the increased demand. We may also have difficulty in obtaining sufficient manufacturing, assembly and test resources from our manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, may adversely affect our ability to generate revenue and could negatively impact our operating results.

Additionally, the communications industry has experienced pronounced downturns, and these cycles may continue in the future. To respond to a downturn, many service providers, OEMs and ODMs may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring products, which would have a significant negative impact on our business. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. In the future, any of these trends may also cause our operating results to fluctuate significantly from period to period, which may increase the volatility of the price of our stock.

We depend on a limited number of third parties to manufacture, assemble and test our products which reduces our control over key aspects of our products and their availability.

We do not own or operate a manufacturing, assembly or test facility for our products. Rather, we outsource the manufacture, assembly and testing of our products to third party subcontractors including Taiwan Semiconductor Manufacturing Company, or TSMC, Jazz Technologies, Inc., Amkor Technology, Inc., and Giga Solution Tech. Co., Ltd. Accordingly, we are greatly dependent on a limited number of suppliers to deliver quality products on time. Our reliance on sole or limited suppliers involves several risks, including susceptibility to increased manufacturing costs if competition for foundry capacity intensifies and reduced control over the following:

•	supply of our products available for sale;

•	pricing, quality and timely delivery of our products;

•	prices and availability of components for our products; and

•	production capacity for our products.

Because we rely on a limited number of third party manufacturers, if we were required to change contract manufacturers or one of our contract manufacturers became unable or unwilling to continue manufacturing our products, we may sustain lost revenues, increased costs and damage to our customer relationships. In addition, we would need to expend significant time and effort to locate and qualify new third party manufacturers, if available.

Manufacturing defects may not be detected by the testing process performed by our subcontractors. If defects are discovered after we have shipped our products, we may be exposed to warranty and consequential damages claims from our customers. Such claims may have a significant adverse impact on our revenues and operating results. Furthermore, if we are unable to deliver quality products, our reputation would be harmed, which could result in the loss of future orders and business with our customers.

When demand for manufacturing capacity is high, we may take various actions to try to secure sufficient capacity, which may be costly and negatively impact our operating results.

The ability of each of our subcontractors’ manufacturing facilities to provide us with chipsets is limited by their available capacity and existing obligations. Although we have purchase order commitments to supply specified levels of products to our customers, we do not have a guaranteed level of production capacity from any of our subcontractors’ facilities to produce our products. Facility capacity may not be available when we need it or at reasonable prices. In addition, our subcontractors may allocate capacity to the production of other companies’ products and thereby reduce deliveries to us on short notice.

In order to secure sufficient manufacturing facility capacity when demand is high and mitigate the risks associated with an inability to meet our customers’ demands for our products, we may enter into various arrangements with subcontractors that could be costly and harm our operating results, including:

•	option payments or other prepayments to a subcontractor;

•	nonrefundable deposits with or loans to subcontractors in exchange for capacity commitments;

•	contracts that commit us to purchase specified quantities of components over extended periods; and

•	purchase of testing equipment for specific use at the facilities of our subcontractors.

We may not be able to make any such arrangements in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility and not be on terms favorable to us. Moreover, if we are able to secure capacity, we may be obligated to use all of that capacity or incur penalties. These penalties and obligations may be expensive and require significant capital and could harm our business.

We believe that transitioning certain of our silicon products to newer or better manufacturing process technologies will be important to our future competitive position. If we fail to make this transition efficiently, our competitive position could be seriously harmed.

We continually evaluate the benefits, on a product-by-product basis, of migrating to higher performance or lower cost process technologies in order to produce higher performance, more efficient or better integrated circuits because we believe this migration is required to remain competitive. Other companies in our industry have experienced difficulty in migrating to new process technologies and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may experience similar difficulties. Moreover, we are dependent on our relationships with subcontractors to successfully migrate to newer or better process technologies. Our third party manufacturers may not make newer or better process technologies available to us on a timely or cost-effective basis, if at all. If our third party manufacturers do not make newer or better manufacturing process technologies available to us on a timely or cost-effective basis, or if we experience difficulties in migrating to these processes, it could have a material adverse effect on our competitive position and business prospects.

We rely on third party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.

We sell our products to some of our customers through third party sales representatives. Our relationships with some of these third party sales representatives are relatively new and we are unable to predict the extent to which our third party sales representatives will be successful in marketing and selling our products. Moreover, many of our third party sales representatives also market and sell competing products. Our third party sales representatives may terminate their relationships with us at any time, or with short notice and may give greater attention to the products sold by our competitors. Our future performance will also depend, in part, on our ability to attract additional third party sales representatives that will be able to market our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current third party sales representatives and recruit additional or replacement third party sales representatives, our revenues and operating results could be harmed.

Our products may contain defects or errors which may adversely affect their market acceptance and our reputation and expose us to product liability claims.

Our products are very complex and may contain defects or errors, especially when first introduced or when new versions are released. Despite testing, errors may occur. Product errors could affect the performance of our products, delay the development or release of new products or new versions of products, adversely affect our reputation and our customers’ willingness to buy products from us, and adversely affect market acceptance or perception of our products. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning our products, subject us to liability for damages and divert our resources from other tasks. Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a device or application in which our product is used, it may be difficult to identify the sources of these problems. The occurrence of hardware and software errors, whether or not caused by our products, could result in the delay or loss of market acceptance of our products, and therefore delay our ability to recognize revenue from sales, and any necessary revisions may cause us to incur significant expenses. Moreover, since one of the key benefits of our home networking products is reduction of the need for service providers to dispatch service vehicles to customer premises, often referred to as “truck rolls,” problems with our products would likely result in a greater number of truck rolls and this in turn could adversely affect our sales. The occurrence of any such problems could harm our business, operating results and financial condition.

Any limitation of liability provisions in our standard terms and conditions of sale may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. The use of our products also entails the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel and hire additional qualified personnel, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. There is intense competition for qualified personnel in the markets in which we compete. Moreover, the cost of living in the San Diego area, where our corporate headquarters are located, has been an impediment to attracting new employees in the past, and we expect that this will continue to impair our ability to attract and retain employees in the future. The loss of any key employees, including Patrick Henry, our Chief Executive Officer, other members of our senior management or our senior engineering personnel, or an inability to attract additional qualified personnel, including engineers and sales and marketing personnel, could delay the development, introduction and sale of our products and our ability to execute our business strategy may suffer. We do not currently have any key person life insurance covering any executive officer or employee or employment agreements with most of our employees.

If we fail to comply with environmental regulatory requirements, our operating results could be adversely affected.

We face increasing complexity in our product design and procurement operations as we adjust to requirements relating to the materials composition of many of our products. The European Union has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the European Union, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, directive that restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the European Union after July 1, 2006. We have incurred costs in connection with our compliance with these environmental laws and regulations, such as costs related to eliminating lead from our semiconductor product packaging. Other environmental regulations may be enacted in the future, including in the United States, that require us to reengineer our products to utilize components that are compatible with these regulations, and this reengineering and component substitution may result in additional costs to us or disrupt our operations or logistics. If we or the third party manufacturers of our products are unable to meet future environmental regulations in a timely manner, it could have a material adverse effect on our business, results of operations and financial condition.

Certain of our customers’ products and service providers’ services are subject to governmental regulation.

Governmental regulation could place constraints on our customers and service providers’ services and consequently reduce our customers’ demand for our products. For example, the Federal Communications Commission, or FCC, has broad jurisdiction over products that emit radio frequency signals in the United States. Similar governmental agencies regulate these products in other countries. Moreover, laws and regulations regarding local cable franchising could have an adverse effect on Verizon’s and other service providers’ ability to compete in the HD video and multimedia content delivery market. Although most of our products are not directly subject to current regulations of the FCC or any other federal or state communications regulatory agency, much of the equipment into which these products are incorporated is subject to direct governmental regulation. Accordingly, the effects of regulation on our customers or the industries in which they operate may, in turn, impede sales of our products. For example, demand for these products will decrease if equipment into which they are incorporated fails to comply with FCC specifications.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We intend to continue spending substantial amounts in connection with our expansion in order to grow our business. We may need to obtain additional financing to pursue our business strategy, develop new products, respond to competition and market opportunities and acquire complementary businesses or technologies. We may not be able to obtain such financing on favorable terms or at all. If we were to raise additional capital through further sales of our equity securities, our stockholders would suffer dilution of their equity ownership. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, prohibit us from paying dividends, repurchasing our stock or making investments, and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products;

•	continue to expand our product development and sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our ability to execute our business strategy and may force us to curtail our research and development plans or existing operations.

Adverse U.S. and international economic conditions may adversely affect our revenues, margins and profitability.

Adverse economic conditions may result in decreased spending by our customers for our products. In addition, our products, and the services and devices that contain or use our products, are discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases during periods of favorable economic conditions. As a result of unfavorable economic conditions, including higher interest rates, increased taxation, higher consumer debt levels and lower availability of consumer credit, consumers’ purchases of discretionary items may decline, which could adversely affect our revenues. Moreover, we may experience adverse conditions in our cost base due to changes in foreign currency exchange rates that reduce the purchasing power of the U.S. dollar, increases in general and administrative expenses and other factors. These conditions may harm our margins and profitability if we are unable to increase the selling prices of our products or reduce our costs sufficiently to offset the effects of effective increases in our costs. Our attempts to offset the effects of cost increases through controlling our expenses, passing cost increases on to our customers or any other method may not succeed.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Nasdaq Stock

Market Rules, or Nasdaq rules. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place significant strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business, operating results and financial condition.

The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in preparation for compliance with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, executive officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or any consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

In accordance with Nasdaq rules, we will be required to maintain a majority independent board of directors. We also expect that the various rules and regulations applicable to public companies will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of Nasdaq rules, and executive officers will be significantly curtailed.

Our effective tax rate may increase or fluctuate, and we may not derive the anticipated tax benefits from the planned expansion of our international operations.

Our effective tax rate could be adversely affected by various factors, many of which are outside of our control. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. We are also subject to changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings. Changes in applicable tax laws may cause fluctuations between reporting periods in which the changes take place. We are in the process of expanding our international operations and staff to better support our expansion into international markets. We anticipate that this expansion will include the implementation of an international organizational structure. As a result of this anticipated change and an expanding international customer base, we expect that an increasing percentage of our consolidated pre-tax income will be derived from, and reinvested in, our international operations. Moreover, we anticipate that this pre-tax income will be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and as a consequence, our future effective income tax rate is expected to be lower than the U.S. federal statutory rate. There can be no assurance that significant pre-tax income will be derived from or reinvested in our international operations, or that our international operations and sales will result in a lower effective income tax rate. In addition, our future effective income tax rate could be adversely affected if tax authorities challenge our international tax structure or if the relative mix of U.S. and international income changes for any reason. Accordingly, there can be no assurance that our effective income tax rate will be less than the U.S. federal statutory rate.

Our ability to utilize our net operating loss and tax credit carryforwards may be limited, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and tax credit carryforwards.

As of December 31, 2006, Entropic had federal and state net operating loss carryforwards of $22.9 million and $22.5 million, respectively, and federal and state research and development tax credit carryforwards of $3.1 million and $2.3 million, respectively. As of the same dates, RF Magic had federal and state net operating loss carryforwards of $30.7 million and $18.6 million, respectively, and federal and state research and development tax credit carryforwards of $2.8 million and $2.2 million, respectively. The tax benefits related to utilization of net operating loss and tax credit carryforwards may be limited due to ownership changes or as a result of other events. For example, Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limitation on the amount of net operating loss carryforwards and tax credit carryforwards that may be used to offset federal taxable income and federal tax liabilities when a corporation has undergone a significant change in its ownership. While prior changes in ownership of Entropic and RF Magic, including as a result of our acquisition of RF Magic, have resulted in annual limitations on the amount of the companies’ net operating loss and tax credit carryforwards that may be utilized in the future, we do not anticipate that such annual limitations will preclude the utilization of substantially all the net operating loss and tax credit carryforwards described above in the event we become profitable. However, to the extent our use of net operating loss and tax credit carryforwards is further limited by the issuance of common stock in this offering or in future offerings or transactions or by our implementation of an international tax structure or other future events, our income would be subject to cash payments of income tax earlier than it would be if we were able to fully use our net operating loss and tax credit carryforwards without such further limitation.

Risks Related to Our Intellectual Property

Our ability to compete and our business could be jeopardized if we are unable to secure or protect our intellectual property.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not issue as patents at all or they may not issue as patents in a form that will be advantageous to us. Our issued patents and those that may issue in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to invalidate or design around our patents. Furthermore, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Moreover, we are required to license any of our patent claims that are essential to implement MoCA specifications to other MoCA members, who could potentially include our competitors, on reasonable and non-discriminatory terms. We may also be required to license our patents and patent applications related to certain band translation switch technology to a third party to be designated by EchoStar, who could potentially be one of our competitors.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken to prevent such unauthorized use will be successful, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States. In addition, if we become aware of a third party’s unauthorized use or misappropriation of our technology, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights, particularly where the initiation of a claim might harm our business relationships or risk a costly and protracted lawsuit, including a potential countersuit by a competitor with patents that may implicate our products. If competitors engage in unauthorized use or misappropriation of our technology, our ability to compete effectively could be harmed.

Our participation in “patent pools” and standard setting organizations, or other business arrangements, may require us to license our patents to competitors and other third parties and limit our ability to enforce or collect royalties for our patents.

In addition to our existing obligations to license our patent claims that are essential to implement the MoCA specifications to other MoCA members, and to license our patents and patent applications related to certain band translation switch technology to a third party to be designated by EchoStar, in the course of participating in patent pools and other standards setting organizations or pursuant to other business arrangements, we may agree to license certain of our technologies on a reasonable and non-discriminatory basis and, as a result, our control over the license of such technologies may be limited. We may also be unable to limit to whom we license some of our technologies, and may be unable to restrict many terms of the license. Consequently, our competitors may obtain the right to use our technology. In addition, our control over the application and quality control of our technologies that are included in patent pools or otherwise necessary for implementing industry standards may be limited.

Any dispute with a MoCA member regarding what patent claims are necessary to implement MoCA specifications could result in litigation which could have an adverse effect on our business.

We are required to grant to other MoCA members a non-exclusive and world-wide license on reasonable and non-discriminatory terms to any of our patent claims that are essential to implement MoCA specifications. If we had a disagreement with a MoCA member regarding which of our patent claims are necessary to implement MoCA specifications, this could result in a lawsuit. Any such lawsuit, regardless of its merits, could be time-consuming, expensive to resolve, divert our management’s time and attention and harm our reputation. In addition, any such litigation could result in us being required to license on reasonable and non-discriminatory terms certain of our patent claims which we previously believed did not need to be licensed under our MoCA agreement. This could have an adverse effect on our business and harm our competitive position.

Possible third party claims of infringement of proprietary rights against us, our customers or the service providers that purchase products from our customers, or other intellectual property claims or disputes, could have a material adverse effect on our business, results of operation or financial condition.

The semiconductor industry is characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are selling and developing products. Because patent applications take many years to issue, currently pending applications, known or unknown to us, may later result in issued patents that we infringe. In addition, third parties continue to actively seek new patents in our field.

We have in the past received and we, our customers or the service providers that purchase products from our customers may in the future receive inquiries from other patent holders and may become subject to claims that we infringe their intellectual property rights. Any intellectual property claim or dispute, regardless of its merits, could force us, our customers or the service providers that purchase our products from our customers to license the third party’s patents for substantial royalty payments or cease the sale of the alleged infringing products or use of the alleged infringing technologies, or force us to defend ourselves and possibly our customers or contract manufacturers in litigation. Any cessation of product sales by us, our customers or the service providers that purchase products from our customers could have a substantial negative impact on our revenues. Any litigation, regardless of its outcome, could result in substantial expense and significant diversion of our management’s time and other resources. Moreover, any such litigation could subject us, our customers or the service providers that purchase our products from our customers to significant liability for damages (including treble damages), temporary or permanent injunctions, or the invalidation of proprietary rights or require us, our customers or the service providers that purchase products from our customers to license the third-party patents for substantial royalty or other payments.

In addition, we may also be required to indemnify our customers and contract manufacturers for damages they suffer as a result of such infringement or litigation. For example, we have been contacted by Motorola on two occasions requesting that we indemnify Motorola against claims by third parties that products sold by Motorola that incorporate our products infringe one or more of the third parties’ patents. No specific amounts of indemnity have been sought. We are currently in the process of evaluating Motorola’s requests for indemnity and the underlying third party claims, and at the present time, due to the preliminary nature of the requests and the early status of our investigations, we are unable to predict the ultimate outcome of these matters.

Our use of open source and third party software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products, including certain open source code which is governed by the GNU General Public License, Lesser GNU General Public License and Common Development and Distribution License. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, make our proprietary code generally available in source code form (for example, proprietary code that links to certain open source modules), which would result in our trade secrets being disclosed to the public and the potential loss of intellectual property rights in our software, re-engineer our products, discontinue the sale of our products if re-engineering cannot be accomplished on a cost-effective and timely basis, or become subject to other consequences, any of which could adversely affect our business, operating results and financial condition.

In addition to technologies we have already licensed, we may find that we need to incorporate certain proprietary third party technologies, including software programs, into our products in the future. However, licenses to relevant third party technologies may not be available to us on commercially reasonable terms, if at all. Therefore, we could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our current products. Such alternative technology may not be available to us on reasonable terms, if at all, and may ultimately not be as effective as the preferred technology. Any such delays or failures to obtain licenses, if they occur, could materially adversely affect our business, operating results and financial condition.

Because we license some of our software source code directly to customers, we face increased risks that our trade secrets will be exposed through inadvertent or intentional disclosure, which could harm our competitive position or increase our costs.

We license some of our software source code to our customers, which increases the number of people who have access to some of our trade secrets and other proprietary rights. Contractual obligations of our licensees not to disclose or misuse our source code may not be sufficient to prevent such disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not be cost-effective, reasonable under the circumstances or ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into the technology and design of our products, which would harm our competitive position.

Risks Related to International Operations

We expect a significant portion of our future revenues to come from our international customers, and, as a result, our business may be harmed by political and economic conditions in foreign markets and the challenges associated with operating internationally.

We have derived, and expect to continue to derive, a significant portion of our revenues from international markets. Revenues outside of the United States comprised 99% of Entropic’s total revenues for the nine months ended September 30, 2007 and 84%, 91% and 99% of Entropic’s total revenues for the fiscal years ended December 31, 2004, 2005 and 2006, respectively. Revenues outside of the United States comprised 89%, 99% and 98% of RF Magic’s total revenues for the fiscal years ended December 31, 2004, 2005 and 2006, respectively. International business activities involve certain risks, including:

•	difficulties involved in the staffing and management of geographically dispersed operations;

•	longer sales cycles in certain countries, especially on initial entry into a new geographical market;

•	greater difficulty evaluating a customer’s ability to pay, longer accounts receivable payment cycles and greater difficulty in the collection of past-due accounts;

•	general economic conditions in each country;

•	challenges associated with operating in diverse cultural and legal environments;

•	seasonal reductions in business activity specific to certain markets;

•	loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	foreign taxes and the overlap of different tax structures, including modifications to the United States tax code as a result of international trade regulations;

•	foreign technical standards;

•	changes in currency exchange rates; and

•	import and export licensing requirements, tariffs, and other trade and travel restrictions.

To the extent our international sales are adversely affected by any of these risks or are otherwise unsuccessful, we could experience a reduction in revenue and our operating results could suffer.

In addition, certain foreign countries where we sell our products, such as China and Korea, have historically limited recognition and enforcement of contractual and intellectual property rights. In particular, we may have difficulty preventing ODMs and OEMs in these countries from incorporating our technologies or trademarks into their products without our authorization or without paying us licensing fees. We may also experience difficulty enforcing our intellectual property rights in these countries, where intellectual property rights are not as respected as they are in the United States, Japan and Europe. Unauthorized use of our technologies and intellectual property rights may dilute or undermine the strength of our brand. Further, if we are not able to adequately monitor the use of our technologies by foreign-based ODMs and OEMs, or enforce our intellectual property rights in foreign countries, our revenue potential could be adversely affected.

Fluctuations in exchange rates between and among the currencies in which we do business may adversely affect our operating results.

We transact business internationally, currently mainly focusing on Japan, Korea, China and Europe. As a result, we may experience foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. Our sales have been historically denominated in U.S. dollars and an increase in the U.S. dollar relative to the currencies of the countries in which our customers operate could materially affect the demand of our non-U.S. customers for our products, thereby forcing these customers to reduce their orders, which would adversely affect our business. We incur a portion of our expenses in currencies other than the U.S. dollar, including New Israeli Shekels. Our operating results are denominated in U.S. dollars and the difference in exchange rates in one period compared to another may directly impact period to period comparisons of our operating results. Furthermore, currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict our results.

Currently, we have not implemented any strategies to mitigate risks related to the impact of fluctuations in currency exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks properly could adversely affect our operating results. We cannot predict future currency exchange rate changes.

Our products are subject to export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception, in most cases because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, or change in the countries, persons or technologies targeted by such regulations or legislation, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers internationally.

In addition, we may be subject to customs duties and export quotas, which could have a significant impact on our revenue and profitability. The future imposition of significant increases in the level of customs duties or export quotas could have a material adverse effect on our business.

Our third party contractors are concentrated primarily in areas subject to earthquakes and other natural disasters. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of our products.

Substantially all of our products are manufactured by third party contractors located in the Pacific Rim. The risk of an earthquake in these areas is significant due to the proximity of major earthquake fault lines to the facilities of our foundry, assembly and test subcontractors. For example, in December 2006 and June 2003, major earthquakes occurred in Taiwan. The occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third party vendor. We may not be able to obtain alternate capacity on favorable terms, if at all.

Risks Related to This Offering and Ownership of Our Common Stock

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or any other stock market or how liquid any such market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those that sell semiconductor products in particular;

•	the timing of customer or service provider orders that may cause quarterly or other periodic fluctuations in our results that may, in turn, affect the market price of our common stock;

•	the seasonal nature of our sales;

•	the timing of revenue recognition on sales arrangements, which may include multiple deliverables, and the effect of our use of inventory “hubbing” arrangements;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	ratings downgrades by any securities analysts who follow our common stock;

•

the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to product development, litigation and intellectual property impacting us or our business;

•	market conditions or trends in our industry or the economy as a whole;

•	the development and sustainability of an active trading market for our common stock;

•	future sales of our common stock by our executive officers, directors and significant stockholders;

•	other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and

•	changes in accounting principles.

In addition, the stock markets, and in particular the Nasdaq Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 67,614,775 outstanding shares of common stock based on the number of shares outstanding as of September 30, 2007. This includes the shares that we are selling in this offering, which may be resold in the public market immediately unless held by an affiliate of ours. Of the remaining shares, 26,912,605 shares may be sold upon the expiration of lock-up agreements 180 days after the date of this offering and the remaining shares may be sold from time to time after the expiration of such lock-up agreements and applicable holding periods specified in Rule 144 and Rule 145 under the Securities Act of 1933, as amended, or the Securities Act, unless the shares are held by an affiliate of ours, as more fully described in the “Shares Eligible for Future Sale” section of this prospectus. In addition, as of September 30, 2007, we had granted outstanding options to purchase 6,941,566 shares of our common stock, rights under put and call option agreements to acquire 182,201 shares of our common stock and outstanding warrants covering up to 940,690 shares of our common stock that, if exercised, would result in these additional shares becoming available for sale upon expiration of the lock-up agreements.

Moreover, after this offering, based on the number of shares outstanding as of September 30, 2007, holders of up to approximately 44,919,898 shares of common stock (including shares of our common stock issuable upon the exercise of warrants) will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will continue following this offering and will terminate two years following the completion of this offering, or for any particular holder with registration rights who holds less than one percent of our outstanding capital stock, at any time following this offering when all securities held by that stockholder that are subject to registration rights may be sold pursuant to Rule 144 under the Securities Act within a single 90 day period. We also intend to register all shares of common stock that we may issue after this offering under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above.

If a large number of our shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

Anti-takeover provisions in our charter documents and Delaware law might deter acquisition bids for us that you might consider favorable.

Our amended and restated certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws;

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•

provide that in addition to any vote required by law or by our amended and restated certificate of incorporation, the approval by holders of at least 66- 2/3% of our then outstanding common stock is required to adopt, amend or repeal any provision of our amended and restated bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $5.05 per share because the initial public offering price of $6.00 per share is substantially higher than the pro forma net book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less that the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See the “Dilution” section of this prospectus.

Our existing principal stockholders, executive officers and directors will continue to have substantial control over the company after this offering, which may prevent you and other stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

Upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option and including stock options that are exercisable within 60 days of November 30, 2007, our existing principal stockholders, executive officers and directors, together with their affiliates, will beneficially own, in the aggregate, approximately 29.5% of our outstanding common stock. These stockholders may have interests that conflict with yours and, if acting together, have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.

We anticipate using approximately $9.0 million of the net proceeds to us from this offering for the repayment of outstanding indebtedness as described in “Use of Proceeds.” We anticipate using the balance of the net proceeds to us from this offering for working capital and general corporate purposes. A portion of the net proceeds to us may also be used to acquire or license products, technologies or businesses. However, apart from the repayment of such outstanding indebtedness, we do not currently have any specific plans for use of the proceeds of this offering, nor have we performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued expansion of our business will require substantial funding. In addition, the terms of our loan and security agreements with Horizon Technology Funding Company LLC and Silicon Valley Bank prohibit us from paying cash dividends under certain circumstances. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to achieve or sustain profitability;

•	the competitive nature of the markets in which we compete and the effect of competing products and technologies;

•	the demand for our products;

•	the adoption of our technologies and the MoCA standard;

•	the competitive nature of service providers;

•	our dependence on manufacturers, sales representatives and other third parties;

•	our ability to create and introduce new products and technologies;

•	our ability to effectively manage our growth;

•	our ability to successfully acquire companies or technologies that would complement our business;

•	our ability to realize the expected benefits of, and to successfully integrate, acquired companies including RF Magic;

•	the ability of our contract manufacturers to produce and deliver products in a timely manner and at satisfactory prices;

•	the transitioning of our silicon products to improved manufacturing process technologies;

•	our ability to protect our intellectual property and avoid infringement of the intellectual property of others;

•	our reliance on our key personnel;

•	the effects of government regulation;

•	our ability to obtain sufficient capital to expand our business;

•	the cyclical nature of our industry;

•	our ability to effectively transact business in foreign countries;

•	our ability to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act; and

•	our current and future compensation structure and philosophy.

In some cases, you can identify these statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or the negative of those terms, and similar expressions. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $41.3 million, based upon the initial public offering price of $6.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

The principal purposes of this offering are to obtain additional capital to support our operations, create a public market for our common stock and facilitate our future access to the public equity markets.

We anticipate using approximately $9.0 million of the net proceeds to us from this offering for the repayment of all principal and accrued interest owed under RF Magic’s credit facility with Horizon and under Entropic’s credit facility with Horizon and Silicon Valley Bank.

•

For RF Magic’s credit facility with Horizon, we anticipate repaying approximately $7.0 million in principal and accrued interest. We used the proceeds of this indebtedness for working capital and general corporate purposes. Interest accrues on the outstanding indebtedness at a rate of the greater of 11.9% or the LIBOR rate plus 5.33% per annum. For $5.0 million of principal borrowed, monthly interest only payments are payable through November 2007. Beginning in December 2007, principal and interest payments are payable over 30 months on the outstanding principal. For the other $2.0 million of principal borrowed, monthly interest only payments are payable through June 2008. Beginning in June 2008, principal and interest payments are payable over 30 months on the outstanding principal.

•

For Entropic’s credit facility with Horizon and Silicon Valley Bank, we anticipate repaying approximately $2.0 million in principal and accrued interest. We used the proceeds of this indebtedness for working capital and general corporate purposes. Interest accrues on the outstanding indebtedness at a rate of the greater of 11.85% or 11.85% plus the difference between the LIBOR rate and 5.32%. For both tranches of $1.0 million of principal borrowed, monthly interest only payments are payable through March 2008. Beginning in April 2008, principal and interest payments are payable over 30 months on the outstanding principal.

Under both credit facilities, we have calculated accrued interest to be paid based on an assumed repayment date of January 1, 2008. The actual amount of accrued interest will depend upon the actual date of repayment which is anticipated to take place shortly after the closing date of this offering. Moreover, a prepayment penalty equaling 1.0% of the principal amount then outstanding under the RF Magic credit facility ($70,000 based on the principal amounts set forth above) and 2.0% of the principal amount then outstanding under the Entropic credit facility ($40,000 based on the principal amounts set forth above) will apply if the net proceeds received by Horizon and Silicon Valley Bank as selling stockholders in this offering do not exceed a threshold amount specified in the applicable loan and security agreements. Since the initial public offering price is $6.00 per share, the prepayment penalty under the RF Magic credit facility will apply but the prepayment penalty under the Entropic credit facility will not apply. We intend to use net proceeds to us from this offering to pay the prepayment penalty under the RF Magic credit facility.

Apart from the repayment of outstanding indebtedness as described above, we currently have no specific plans for the use of the net proceeds to us from this offering, nor have we performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering. We anticipate using the balance of the net proceeds to us from this offering for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to us from this offering to acquire or license products, technologies or businesses, but we currently have no agreements or commitments relating to material acquisitions or licenses. Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Pending their use, we plan to invest the net proceeds to us from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. In addition, the terms of our loan and security agreements prohibit us from paying cash dividends under certain circumstances.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) our filing of an amended and restated certificate of incorporation, (2) the conversion of all of our outstanding preferred stock into shares of common stock which will occur immediately prior to the closing of this offering, (3) our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at the initial offering price of $6.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (4) the repayment of $9.0 million of outstanding principal and accrued interest as described in “Use of Proceeds,” a prepayment penalty of $70,000 and the write-off of $506,000 of unamortized debt discount.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(unaudited)
	(in thousands, except per share data)
Debt, software license and capital lease obligations—current and long-term	$9,003	$509
Redeemable convertible preferred stock, $0.001 par value:
145,754 shares authorized and 142,595 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	178,879	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value: 250,000 shares authorized and 14,718 shares issued and outstanding, actual; 200,000 shares authorized and 67,615 shares issued and outstanding, as adjusted	14	68
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual; 10,000 shares authorized and no shares issued and outstanding, as adjusted	—
Additional paid-in capital	58,711	278,876
Accumulated deficit	(91,788)	(92,364)

Total stockholders’ (deficit) equity	(33,063)	186,580

Total capitalization	$154,819	$187,089

The number of shares of our common stock outstanding as of September 30, 2007 excludes the following:

•	6,941,566 shares of common stock subject to options outstanding as of September 30, 2007 under our stock option and equity incentive plans, with a weighted average exercise price of $1.13 per share;

•

182,201 shares of common stock reserved for issuance at September 30, 2007 pursuant to put and call option agreements between Entropic, RF Magic, and certain holders of options to purchase RF Magic common stock;

•	940,690 shares of common stock subject to warrants outstanding as of September 30, 2007, with a weighted average exercise price of $2.22 per share; and

•

4,307,691 shares of common stock reserved for future issuance under our 2007 equity incentive plan, 2007 non-employee directors’ stock option plan and 2007 employee stock purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering. The share reserve of our 2007 equity incentive plan will also include (and the number of shares of our common stock outstanding as of September 30, 2007 excludes) the unallocated shares remaining available for issuance under our existing stock option and equity incentive plans as of the effective date of our 2007 equity incentive plan (394,859 shares as of September 30, 2007), plus any shares that thereafter would otherwise revert to the existing plans but for their termination. In addition, the share reserves of all of the 2007 plans will be subject to automatic annual increases in accordance with the terms of the plans.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The historical net tangible book value (deficit) of our common stock as of September 30, 2007 was approximately $(156.0) million, or approximately $(10.60) per share of common stock, based on the number of shares of common stock outstanding as of September 30, 2007. Historical net tangible book value (deficit) per share is determined by dividing the number of shares of our common stock outstanding as of September 30, 2007 into our total tangible assets (total assets less intangible assets) less total liabilities and redeemable convertible preferred stock. Pro forma net tangible book value as of September 30, 2007 of approximately $22.9 million, or $0.38 per share of our common stock, represents our historical net tangible book value as of September 30, 2007, after giving effect to the conversion of all shares of our preferred stock outstanding as of September 30, 2007 into common stock immediately prior to the closing of this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock by us in this offering at the initial public offering price of $6.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $64.3 million, or approximately $0.95 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.57 per share to existing common stockholders, and an immediate dilution of $5.05 per share to investors participating in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$6.00
Historical net tangible book value (deficit) per share as of September 30, 2007	$(10.60)
Pro forma increase in net tangible book value per share as of September 30, 2007 attributable to conversion of preferred stock	$10.98

Pro forma net tangible book value per share as of September 30, 2007	$0.38
Pro forma increase in net tangible book value per share attributable to investors participating in this offering	$0.57

Pro forma as adjusted net tangible book value per share after this offering		$0.95

Dilution per share to investors participating in this offering		$5.05

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the number of shares of common and preferred stock purchased from us, the total consideration, which includes cash received from the exercise of stock options, the value of common and preferred stock issued to employees and to non-employees, and the value of common and preferred stock issued in connection with business combinations, and the average price per share paid by existing stockholders and by investors participating in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at the initial public offering price of $6.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	59,614,775	88.2%	$225,776,581	82.5%	$3.79
Investors participating in this offering	8,000,000	11.8	48,000,000	17.5	$6.00

Total	67,614,775	100.0%	$273,776,581	100.0%

The discussion and tables above assume no exercise of any outstanding options, warrants or put and call rights.

The number of shares of our common stock outstanding as of September 30, 2007 excludes the following:

•	6,941,566 shares of common stock subject to options outstanding under our stock option and equity incentive plans, with a weighted average exercise price of $1.13 per share;

•	182,201 shares of common stock reserved for issuance pursuant to put and call option agreements between Entropic, RF Magic, and certain holders of options to purchase RF Magic common stock;

•	940,690 shares of common stock subject to outstanding warrants, with a weighted average exercise price of $2.22 per share; and

•

4,307,691 shares of common stock reserved for future issuance under our 2007 equity incentive plan, 2007 non-employee directors’ stock option plan and 2007 employee stock purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering. The share reserve of our 2007 equity incentive plan will also include (and the number of shares of our common stock outstanding as of September 30, 2007 excludes) the unallocated shares remaining available for issuance under our existing stock option and equity incentive plans as of the effective date of our 2007 equity incentive plan (394,859 shares as of September 30, 2007), plus any shares that thereafter would otherwise revert to the existing plans but for their termination. In addition, the share reserves of all of the 2007 plans will be subject to automatic annual increases in accordance with the terms of the plans.

To the extent that any outstanding options, warrants or put and call rights to purchase shares of our stock are exercised, investors in this offering will experience further dilution. The table below assumes the exercise of all such options, warrants and put and call rights outstanding or exercisable as of September 30, 2007 and the conversion of all shares of our preferred stock outstanding as of September 30, 2007 into shares of our common stock (based on the initial public offering price of $6.00 per share).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	59,614,775	78.8%	$225,776,581	79.5%	$3.79
Shares subject to options, warrants and put and call rights	8,064,457	10.6	10,046,596	3.5	$1.25
Investors participating in this offering	8,000,000	10.6	48,000,000	17.0	$6.00

Total	75,679,232	100.0%	$283,823,177	100.0%

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of the options, warrants or put or call rights described above are exercised, new stock awards are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors participating in this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated combined statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007 are based on the historical statements of operations of Entropic and RF Magic giving effect to our acquisition of RF Magic as if the acquisition had occurred on January 1, 2006.

The unaudited pro forma condensed consolidated combined financial statements are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma condensed consolidated combined financial statements are not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the entities been a single entity during these periods. This information should be read in conjunction with the historical financial statements and related notes of Entropic and RF Magic included in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma condensed consolidated combined financial statements.

Entropic Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

Year Ended December 31, 2006

(in thousands, except per share data)

	Entropic	RF Magic	Notes		Pro Forma Adjustments	Pro Forma Combined
					(unaudited)
Net revenues	$41,471	$26,183			$—	$67,654
Cost of net revenues	31,099	10,579	(a	)(c)	7,897	49,575

Gross profit	10,372	15,604			(7,897)	18,079
Operating expenses:
Research and development	11,601	11,182	(c	)	1,396	24,179
Sales and marketing	4,112	3,682	(c	)	528	8,322
General and administrative	2,192	1,927	(c	)	1,225	5,344
Amortization of purchased intangible assets	—	—	(b	)	3,533	3,533

Total operating expenses	17,905	16,791			6,682	41,378

Loss from operations	(7,533)	(1,187)			(14,579)	(23,299)
Interest income (expense), net	883	(241)	(e	)	30	672
Loss on fair value of preferred stock warrant liabilities	(401)	—			—	(401)

Loss before income taxes	(7,051)	(1,428)			(14,549)	(23,028)
Provision for income taxes	—	(49)			—	(49)

Net loss	(7,051)	(1,477)			(14,549)	(23,077)
Accretion of redeemable convertible preferred stock	(126)	—			—	(126)

Net loss attributable to common stockholders	$(7,177)	$(1,477)			$(14,549)	$(23,203)

Net loss per share attributable to common stockholders—basic and diluted	$(1.66)					$(2.27)

Weighted average number of shares used to compute loss per share attributable to common stockholders	4,325				5,898	10,223

Pro forma net loss per common share—basic and diluted	$(0.20)					$(0.42)

Weighted average number of shares used to compute pro forma net loss per share—basic and diluted	35,886				18,941	54,827

Entropic Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

Nine Months Ended September 30, 2007

(in thousands, except per share data)

	Entropic	RF Magic(1)	Notes		Pro Forma Adjustments	Pro Forma Combined
	(unaudited)				(unaudited)
Net revenues	$82,377	$15,024			$—	$97,401
Cost of net revenues	54,491	5,444	(a	)(c)	500	60,435

Gross profit	27,886	9,580			(500)	36,966
Operating expenses:
Research and development	22,812	6,831	(c	)	605	30,248
Sales and marketing	6,642	2,487	(c	)	193	9,322
General and administrative	5,104	2,115	(c	)	504	7,723
Acquired in-process research and development	21,400	—	(d	)	(21,400)	—
Amortization of purchased intangible assets	1,338	—	(b	)	367	1,705

Total operating expenses	57,296	11,433			(19,731)	48,998

Loss from operations	(29,410)	(1,853)			19,231	(12,032)
Interest income (expense), net	(64)	(389)	(e	)	89	(364)
Loss on fair value of preferred stock warrant liabilities	(2,006)	—			—	(2,006)

Loss before income taxes	(31,480)	(2,242)			19,320	(14,402)
Provision for income taxes	—	(30)				(30)

Net loss	(31,480)	(2,272)			19,320	(14,432)
Accretion of redeemable convertible preferred stock	(95)	—			—	(95)

Net loss attributable to common stockholders	$(31,575)	$(2,272)			$19,320	$(14,527)

Net loss per share attributable to common stockholders—basic and diluted	$(3.89)					$(1.21)

Weighted average number of shares used to compute loss per share attributable to common stockholders	8,113				3,910	12,023

Pro forma net loss per common share—basic and diluted	$(0.71)					$(0.26)

Weighted average number of shares used to compute pro forma net loss per share—basic and diluted	44,363				12,558	56,921

(1)	For the period from January 1, 2007 to June 30, 2007, the effective date of the acquisition of RF Magic.

Entropic Communications, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Pro Forma Financial Information of Business Combination

Basis of Pro Forma Presentation

On June 30, 2007, Entropic Communications, Inc. (the “Company”) acquired RF Magic, Inc. (“RF Magic”), a provider of digital broadcast satellite outdoor unit and silicon television tuner solutions, for approximately 5,898,000 shares of the Company’s common stock and 42,388,000 shares of the Company’s newly created Series D-1, D-2, and D-3 redeemable convertible preferred stock. The shares of Series D-1, D-2 and D-3 redeemable convertible preferred stock are convertible into an aggregate of 13,042,000 shares of the Company’s common stock. The securities the Company issued or reserved for issuance pursuant to the acquisition were equal to approximately 34% of the combined company’s fully diluted capitalization. The acquisition was designed to combine established complementary technologies focused on the rapidly growing market for connected home entertainment.

In connection with the RF Magic acquisition, the Company entered into an escrow agreement pursuant to which (i) 884,729 shares of the Company’s common stock and (ii) shares of the Company’s Series D redeemable convertible preferred stock that are convertible into an aggregate of 1,956,315 shares of its common stock, were deposited into an escrow account to potentially be used to satisfy certain indemnification claims. On November 14, 2007, the Company and the representative of the former RF Magic stockholders agreed that 90,059 of these escrowed shares (calculated on an as-converted to common stock basis) would be distributed to the Company to satisfy an indemnification claim made by the Company relating to the resolution of a disagreement with EchoStar, and that the remaining shares would thereafter be released to the former RF Magic stockholders.

The unaudited condensed combined pro forma statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007 are based on the historical financial statements of the Company and RF Magic after giving effect to the Company’s acquisition of RF Magic. No transactions between RF Magic and the Company have occurred for the periods presented. The unaudited condensed combined pro forma statements of operations are presented as if the acquisition occurred on January 1, 2006.

The unaudited condensed combined pro forma statements of operations do not give effect to any restructuring costs or any potential cost savings or other operating efficiencies that could result from the acquisition. They also do not give effect to any non-recurring charges or credits resulting from the transaction such as in-process research and development charges.

The effects of the acquisition have been presented using the purchase method of accounting under Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Under the purchase method of accounting, the total purchase price presented in the accompanying unaudited pro forma condensed consolidated combined financial statements was allocated to the assets acquired and liabilities assumed based on their respective fair values.

Entropic Communications, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements (cont.)

Purchase Price Allocation

The total purchase price of the acquisition was as follows (in thousands):

Amount
Fair value of common stock and redeemable convertible preferred stock issued to stockholders	$140,988
Fair value of vested stock options assumed	6,084
Fair value of redeemable convertible preferred stock warrants assumed	1,233
Fair value of common stock warrants assumed	2,249
Acquisition-related transaction costs	528

Total purchase price	$151,082

The fair value of common stock and redeemable convertible preferred stock issued to the stockholders of RF Magic was determined based on the fair value of the Company’s common stock and redeemable convertible preferred stock as of June 30, 2007. In order to calculate fair value, the Company utilized a probability-weighted expected return method consistent with the recommendations of the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company utilized the following four scenarios in the probability- weighted calculation: liquidation, initial public offering, merger or acquisition, and status-quo. An enterprise value was calculated for the Company under each of the scenarios based on either the income, market or cost approach. From the enterprise value, a market value of equity was derived by reducing the enterprise value by excess balance sheet cash and deductions for debt and other obligations. The probability-weighted expected return method was then used to allocate the market value of equity to the various classes of stock.

The following table reflects the fair value of the Company’s common and redeemable convertible preferred stock issued in the acquisition of RF Magic:

Class of Stock	Fair Value Per Share
Common stock	$7.22
Series D-1 redeemable convertible preferred stock	$2.23
Series D-2 redeemable convertible preferred stock	$2.25
Series D-3 redeemable convertible preferred stock	$2.40

The fair value of stock options and warrants assumed was determined using the Black-Scholes pricing model in accordance with SFAS 123R, Share-Based Payment (“SFAS 123R”). The assumptions used to calculate the fair value of the stock options assumed included a risk free interest rate of 4.89%-4.96%, volatility of 73%, and an expected term calculated under the simplified method of SAB 107 for each option assumed ranging from 2.5 – 6 years. The assumptions used to calculate the fair value of the warrants assumed included a risk free interest rate of 4.75%, volatility of 73%, and the remaining contractual term of the warrants on the date of acquisition, ranging from 4 – 7 years.

Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values.

Entropic Communications, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements (cont.)

The excess of the purchase price over the net of the amounts assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill. The preliminary allocation of the purchase price is as follows (in thousands):

Amount
Net tangible assets	$7,590
Identifiable intangible assets:
Developed technology	24,800
Customer relationships	10,800
Backlog	1,400
Trade name	1,000
In-process research and development	21,400
Goodwill	84,092

Total purchase price	$151,082

The preliminary purchase price will be subject to further adjustments as the Company finalizes its review and analysis related to the opening balances included in inventory and accrued liabilities.

Pro Forma Adjustments

The preceding unaudited pro forma condensed consolidated combined financial statements have been prepared as if the acquisition was completed on January 1, 2006 for statement of operations purposes and reflect the following pro forma adjustments:

(a) Adjust cost of net revenues for amortization of developed technology and the inventory step-up from January 1, 2006 over their estimated useful lives (in thousands, except for years):

Purchased Assets:	Purchase Price Allocation	Estimated Useful Life (in years)	Amortization for the Year Ended December 31, 2006	Amortization for the Nine Months Ended September 30, 2007
Developed technology	$24,800	5.00	$4,960	$2,480
Inventory step-up	2,749	0.33	2,749	(2,062)

Total amortization to cost of net revenues			$7,709	$418

(b) Record amortization of purchased intangible assets from January 1, 2006 over their estimated useful lives (in thousands, except for years):

Purchased Intangible Assets:	Purchase Price Allocation	Estimated Useful Life (in years)	Amortization for the Year Ended December 31, 2006	Amortization for the Nine Months Ended September 30, 2007
Customer relationships	$10,800	6.00	$1,800	$900
Backlog	1,400	0.50	1,400	(700)
Trade name	1,000	3.00	333	167

Total amortization			$3,533	$367

Entropic Communications, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements (cont.)

(c) Record stock-based compensation expense related to the following: (1) reversal of SFAS 123R compensation expense included in the historical financial statements of RF Magic and (2) unvested stock options assumed in the acquisition based on a value as determined by the Black-Scholes pricing model in accordance with SFAS 123R (in thousands):

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
Cost of net revenues	$188	$82
Research and development	1,396	605
Sales and marketing	528	193
General and administrative	1,225	504

Total	$3,337	$1,384

(d) Reflect an adjustment to eliminate charges for acquired in-process research and development expensed on June 30, 2007, which is a non-recurring acquisition related charge.

(e) Adjust interest expense to reflect the fair value of RF Magic’s debt that was assumed in the acquisition and related effective interest rate.

In-Process Research and Development

Acquired in-process research and development (“IPR&D”) at the date of acquisition relates to RF Magic’s channel stacking switch products. The amount was expensed on the acquisition date because the acquired technology had not yet reached technological feasibility and had no alternative future uses. A discounted cash flow approach was utilized in valuing the IPR&D. The value of the technology was the sum of the present value of projected cash flow, in excess of returns on requisite assets, over the economic life of the IPR&D.

The IPR&D charge is made up of two projects that were 22% complete at the date of acquisition. The estimated cost to complete these projects was $10,704,000. The discount rate applied to calculate the IPR&D charge was 24%. If the projects are successfully developed, the Company does not expect to begin generating revenue from them until 2009. If the Company is unable to complete development of these projects within a reasonable period of time, the Company’s ability to retain customers could be impaired; its competitive position may be harmed; the introduction of new products by its competition and the emergence of new technologies could render these products obsolete; and the Company may not be able to fully realize the anticipated benefits from the acquisition notwithstanding the substantial charge it recognized relating to these projects.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements. Our audited consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and our audited consolidated balance sheets as of December 31, 2005 and 2006 are included elsewhere in this prospectus. Our audited consolidated statements of operations for the years ended December 31, 2002 and 2003 and our audited consolidated balance sheets as of December 31, 2002, 2003, and 2004 have not been included in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the selected consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of September 30, 2007 gives effect to our acquisition of RF Magic which occurred on June 30, 2007. You should read this selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of results of operations to be expected in any future period.

The following selected unaudited pro forma condensed consolidated combined statement of operations data for the year ended December 31, 2006 and the nine months ended September 30, 2007 are based on the historical statements of operations of Entropic and RF Magic, giving effect to our acquisition of RF Magic as if the acquisition had occurred on January 1, 2006. The unaudited pro forma condensed consolidated combined financial data are based on the estimates and assumptions set forth in the notes to the unaudited pro forma condensed consolidated combined financial statements. These estimates and assumptions are preliminary and subject to change, and have been made solely for the purposes of developing such pro forma information. The selected unaudited pro forma condensed consolidated combined financial data are not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the entities been a single entity during these periods.

	Actual					Pro Forma	Actual		Pro Forma
	Years Ended December 31,						Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
						(unaudited)	(unaudited)		(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$—	$—	$358	$3,719	$41,471	$67,654	$24,923	$82,377	$97,401
Cost of net revenues(1)	—	—	149	1,979	31,099	49,575	18,386	54,491	60,435

Gross profit	—	—	209	1,740	10,372	18,079	6,537	27,886	36,966
Operating expenses:
Research and development(1)	9,989	9,908	8,984	9,574	11,601	24,179	8,153	22,812	30,248
Sales and marketing(1)	482	1,431	1,560	2,247	4,112	8,322	2,939	6,642	9,322
General and administrative(1)	1,834	2,146	1,482	1,846	2,192	5,344	1,515	5,104	7,723
Write-off of in-process research and development	—	—	—	—	—	—	—	21,400	—
Amortization of purchased intangible assets	—	—	—	—	—	3,533	—	1,338	1,705

Total operating expenses	12,305	13,485	12,026	13,667	17,905	41,378	12,607	57,296	48,998

Loss from operations	(12,305)	(13,485)	(11,817)	(11,927)	(7,533)	(23,299)	(6,070)	(29,410)	(12,032)
Other (expense) income, net	(187)	110	157	(323)	482	271	492	(2,070)	(2,370)
Income tax provision	—	—	—	—	—	(49)	—	—	(30)

Net loss before cumulative effect of change in accounting principle	(12,492)	(13,375)	(11,660)	(12,250)	(7,051)	(23,077)	(5,578)	(31,480)	(14,432)
Cumulative effect of change in accounting principle	—	—	—	54	—	—	—	—	—

Net loss	(12,492)	(13,375)	(11,660)	(12,196)	(7,051)	(23,077)	(5,578)	(31,480)	(14,432)
Accretion of redeemable convertible preferred stock	—	(73)	(85)	(89)	(126)	(126)	(95)	(95)	(95)

Net loss attributable to common stockholders	$(12,492)	$(13,448)	$(11,745)	$(12,285)	$(7,177)	$(23,203)	$(5,673)	$(31,575)	$(14,527)

Net loss per share attributable to common stockholders—basic and diluted	$(11.74)	$(6.74)	$(4.25)	$(3.70)	$(1.66)	$(2.27)	$(1.33)	$(3.89)	$(1.21)

Weighted average number of shares used to compute net loss per share attributable to common stockholders	1,064	1,994	2,761	3,317	4,325	10,223	4,259	8,113	12,023

Pro forma net loss per common share—basic and diluted (unaudited)					$(0.20)	$(0.42)		$(0.71)	$(0.26)

Weighted average number of shares used to compute pro forma net loss per share—basic and diluted (unaudited)					35,886	54,827		44,363	56,921

(1)	Includes stock-based compensation as follows:

	Actual					Pro Forma	Actual		Pro Forma
	Years Ended December 31,						Nine Months Ended September 30,*
	2002	2003	2004	2005	2006*	2006*	2006	2007	2007
						(unaudited)	(unaudited)		(unaudited)
	(in thousands)
Cost of net revenues	$—	$—	$—	$—	$—	$191	$—	$88	$183
Research and development	16	8	—	—	116	1,549	49	1,927	2,636
Sales and marketing	1	4	2	6	56	600	21	685	955
General and administrative	13	11	11	20	51	1,313	4	1,125	1,752

Total stock-based compensation expense	$30	$23	$13	$26	$223	$3,653	$74	$3,825	$5,526

*	We adopted the fair value recognition and measurement provisions of SFAS 123R, Share-Based Payment, effective January 1, 2006, using the prospective transition method. For periods prior to January 1, 2006, we followed the intrinsic value recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. For further information, see note 1 to the notes to consolidated financial statements included in this prospectus.

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,145	$16,750	$12,788	$22,377	$13,674	$11,181
Working capital	732	15,123	10,146	23,143	18,865	28,679
Total assets	5,079	18,691	15,652	28,957	31,224	177,281
Debt, software license and capital lease obligations—current and long-term	2,819	521	984	794	1,089	9,003
Redeemable convertible preferred stock	16,402	45,411	52,448	77,275	80,379	178,879
Total stockholders’ deficit	(15,494)	(28,899)	(40,617)	(52,571)	(59,315)	(33,063)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus. In this discussion and analysis of our financial condition and results of operations and elsewhere in this prospectus, we present pro forma consolidated financial data relating to our acquisition of RF Magic. This data is not necessarily indicative of the combined financial position or results of operations that actually would have been realized had our acquisition of RF Magic occurred prior to the covered periods. Investors should not rely on this pro forma data to predict our future results of operations as a combined company.

Overview

We are a leading fabless semiconductor company that designs, develops and markets systems solutions to enable connected home entertainment. Our technologies significantly change the way HD video and other multimedia content such as movies, music, games and photos are brought into and delivered throughout the home. Our products include home networking chipsets based on the MoCA standard, high-speed broadband access chipsets, integrated circuits that simplify and enhance digital broadcast satellite services and silicon television tuner integrated circuits. We use our considerable experience with service provider-based deployments to create solutions that address the complex requirements associated with delivering multiple streams of HD video into and throughout the home, while seamlessly coexisting with video, voice and data services that are using the same coaxial cable infrastructure.

In December 2004, we introduced and commenced commercial shipments of our home networking products. In the first quarter of 2006, we began commercially shipping our broadband access solutions. In May 2007, we acquired Arabella, a developer of embedded software. In June 2007, we acquired RF Magic, a provider of digital broadcast satellite outdoor unit and silicon television tuner solutions. Since inception, we have invested heavily in product development and have not yet achieved profitability on a quarterly or annual basis. Our revenues have grown from $3.7 million in 2005 to $41.5 million in 2006 to $82.4 million for the nine months ended September 30, 2007, driven primarily by demand for our home networking products. Neither Entropic nor RF Magic has ever been profitable on an annual basis, and as of September 30, 2007, we had an accumulated deficit of $91.8 million.

We generate revenues principally by sales of our semiconductor products. We also generate service revenues from development contracts. We principally sell our products directly to either ODMs or OEMs. We price our products based on market and competitive conditions and reduce the price of our products over time, as market and competitive conditions change, and as manufacturing costs are reduced. Our markets are generally characterized by declining average selling prices over the life of a product and, accordingly, we must reduce costs and successfully introduce new products and enhancements to maintain our gross margins.

We rely on a limited number of customers for a significant portion of our revenues. Sales to these customers are in turn driven by service providers that purchase our customers’ products which incorporate our products. With the acquisition of RF Magic, substantially all of our revenues are dependent upon two major service providers, Verizon through its FiOS deployment, and EchoStar. In addition, we are dependent on sales outside of the United States for almost all of our revenues and expect that to continue in the future.

We use third party foundries and assembly and test contractors to manufacture, assemble and test our products. This outsourced manufacturing approach allows us to focus our resources on the design, sales and marketing of our products and avoid the cost associated with owning and operating our own manufacturing facility. A significant portion of our cost of net revenues consists of payments for the purchase of wafers and for manufacturing, assembly and test services.

We expect research and development expenses to continue to increase in total dollars as we develop additional products and expand our business, and to fluctuate over the course of the year based on the timing of our fabrication mask costs. We also anticipate that our sales and marketing expenses will increase as we expand our domestic and international sales and marketing organization and activities and build brand awareness. Due to the lengthy sales cycles that we face, we may experience significant delays from the time we incur research and development and sales and marketing expenses until the time, if ever, that we generate sales from the related products.

Since our inception, we have funded our operations using a combination of preferred stock issuances, cash collections from customers, bank credit facilities, and cash received from the exercise of stock options. We intend to continue spending substantial amounts in connection with the growth of our business and we may need to obtain additional financing to pursue our business strategy, develop new products, respond to competition and market opportunities and acquire complementary businesses or technologies.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

•	revenue recognition;

•	warranty accrual;

•	inventory valuation;

•	stock-based compensation;

•	accounting for goodwill and other intangible assets;

•	accounting for income taxes; and

•	estimation of fair value of warrants to purchase preferred stock.

Revenue Recognition

We generate product revenues principally by sales of our semiconductor products. We also generate service revenues from development contracts. We recognize revenues in accordance with SEC Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, and SAB No. 104, Revenue Recognition. We recognize product revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, we do not recognize revenues until all customer acceptance requirements have been met, when applicable. A portion of our sales are made through distributors under agreements allowing for pricing credits and/or rights of return. Product revenues on sales made through these distributors is not recognized until the distributors ship the product to their customers. We record reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recorded. To date, product returns and pricing adjustments have not been material. When we refer to “revenues” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, it reflects revenues net of such adjustments.

We also have entered into an inventory “hubbing” arrangement with a key customer. Pursuant to this arrangement, we will deliver products to a designated third party warehouse based upon the customer’s projected needs, but we will not recognize product revenue unless and until the customer removes our products from the third party warehouse to incorporate into its own products. As of September 30, 2007, we had not shipped any products under this arrangement.

We generally recognize revenues on sales of semiconductor products at the time of shipment to our customers. Our revenues consist primarily of sales of our products to ODMs and OEMs.

We also enter into development contracts with certain ODMs, OEMs and service providers to help them implement our solutions. Revenues under these contracts are deferred until technological feasibility has been established, customer acceptance is obtained, and other contract-specific terms have been completed in accordance with the completed contract method of AICPA Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We periodically evaluate the status of each project to ensure that the estimates to complete each contract are accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and reasonably estimable. To date, we have not recorded any such losses. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenues.

We generate royalty revenue pursuant to a development agreement in which we provide STMicroelectronics with an exclusive right to manufacture and sell certain silicon television tuner products in exchange for royalty payments on sales of these products. Royalty revenues are recognized in the period the royalties are paid to us.

Warranty Accrual

Our products are subject to warranties of one year or more and we provide for the estimated future costs of replacement upon shipment of the product in our consolidated statements of operations as a component of cost of net revenues. We have not incurred any significant warranty claims to date. Our warranty accrual is based on management’s best estimate of expected product failure rates.

Inventory Valuation

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Lower of cost or market adjustments reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. These adjustments are done on a part-by-part basis. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain

Transactions Involving Stock Compensation, an Interpretation of APB No. 25. The intrinsic value represents the difference between the per share fair value of the stock on the date of grant and the per share exercise price of the respective stock option. If the per share exercise price equaled or exceeded the per share fair value of the stock on the date of grant, then no compensation expense is recognized. Under APB No. 25, if the per share exercise price is below the per share fair value of the stock on the date of grant, then compensation expense is recorded and generally recognized over the grant’s vesting period.

On January 1, 2006, we adopted the provisions of FASB Statement of Financial Accounting Standards, or SFAS, 123R, Share-Based Payment. Under SFAS 123R, stock-based compensation expense for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis. We adopted the provisions of SFAS 123R using the prospective transition method. Under this transition method, unvested option awards outstanding at January 1, 2006 continue to be accounted for under the intrinsic value method in accordance with APB No. 25. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R.

We estimate the grant date fair value of stock option awards under the provisions of SFAS 123R using the Black-Scholes option pricing model. For the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, the fair value of stock options was estimated at the grant date using the following assumptions:

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2006	2007
		(unaudited)
Expected option life (in years)	6.0	6.0	6.0
Risk-free interest rate	4.8% to 5.0%	4.8%	4.5% to 5.0%
Expected volatility	73%	73%	73%
Expected dividend yield	—	—	—

The expected option life reflects the application of the simplified method set out in SAB No. 107, Share-Based Payment, or SAB 107. The risk-free interest rate is based on zero coupon U.S. Treasury instruments with maturities similar to those of the expected term of the award being valued. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The estimated volatility reflects the application of SAB 107’s interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The expected dividend yield was based on our expectation of not paying dividends on our common stock for the foreseeable future.

The weighted-average grant date fair value per share of employee stock options granted during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 was $1.95, $1.14 and $6.05, respectively.

We have granted to our employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant, as determined by our board of directors. Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each grant. Our board of directors, the members of which are experienced in valuing the securities of early-stage companies, considered objective and subjective factors in determining the estimated fair value of our common stock on each option grant date, including:

•

valuation indicators of our common stock, such as the prices for our preferred stock sold to outside investors in arm’s-length transactions and the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	our stage of development and revenue growth;

•	material events that could result in increased valuation of our common stock;

•	material risks affecting our business; and

•	the lack of marketability of our common stock.

Beginning in January 2006, our board of directors also relied upon periodic valuations of our common stock. Our board of directors believes it properly valued our common stock in all periods, although we also understand that the judgments required in such efforts necessarily involve an element of subjectivity.

In April through July 2007, in connection with our 2006 year-end audit and our preparations for this offering, we undertook retrospective analyses of the estimated fair value of our common stock for financial reporting purposes. The retrospective analysis was undertaken using a valuation methodology consistent with the recommendations of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We undertook the retrospective analysis as of five dates — March 31, 2006, July 31, 2006, October 31, 2006, April 30, 2007 and June 30, 2007 — the first four of which we selected because they were in close proximity to dates on which our board of directors approved stock option grants and the last of which we selected because it was the date we completed our acquisition of RF Magic. For periods prior to January 1, 2006, we believe the estimated fair value determinations originally made by our board of directors were appropriate because of our early stage of development and revenue growth prior to that time. In light of the stage of our development, we determined it was appropriate to utilize a probability-weighted expected return valuation methodology for the retrospective valuations. We assessed the estimated value of our common stock based on the relative likelihood and occurrence as of each such date that we would follow one of four possible future scenarios:

•	continuing to operate as a private company;

•	completing an acquisition;

•	completing an initial public offering; or

•	liquidating our assets upon bankruptcy.

The estimated value of our common stock under each scenario was in turn affected by the use of certain assumptions and valuation methodologies. Our assessment of the relative likelihood and occurrence of the future scenarios changed from being more heavily weighted towards continuing as a private company or completing an acquisition to more recently being more heavily weighted towards completing an initial public offering. In all cases, we assessed the relative likelihood and occurrence of the liquidation upon bankruptcy scenario as low.

In the private company scenario, we estimated our future cash flows based on forecasts of revenues and expenses, and discounted them to a present value using a discount rate ranging from 35% to 19% to reflect the risks associated with achieving those forecasts. We also developed a list of comparable companies and derived appropriate valuation multiples based on those companies’ financial statements and stock prices which we used to determine our estimated market value. We then apportioned the average of the two values to our various classes of securities, taking into account the liquidation preferences of our preferred stock, to arrive at a per share value for our common stock. Lastly, we applied a discount rate ranging from 31% to 24% to reflect the lack of marketability of our common stock. In the acquisition scenario, we developed a list of comparable companies and derived appropriate valuation multiples based on those companies’ financial statements and stock prices. We then used these multiples and a discount rate ranging from 35% to 19%, which we believed appropriately accounted for the market cost of capital to our common stockholders as well as the risk and nature of the cash flow, to determine our estimated market value. From this amount, we again apportioned that total value to our various classes of securities, taking into account the liquidation preferences of our preferred stock, to arrive at a per share value for our common stock as of the future time of the anticipated transaction. Lastly, in circumstances where the liquidation preferences of our preferred stock did not exceed our estimated market value, we applied a discount rate ranging from 24% to 12% to reflect the lack of marketability of our common stock. The methodology we used for the initial public offering scenario was substantially the same as for the acquisition scenario, except that we utilized information provided by our investment bankers in connection with our organizational meeting for this offering as a factor in determining our estimated market value and we disregarded the liquidation preferences of our preferred stock given the expected automatic conversion of all of our outstanding preferred stock into common stock upon an initial public offering. In the liquidation upon bankruptcy scenario, we assumed that all of our assets available for distribution to our stockholders would be apportioned to our preferred stock after taking into account their liquidation preferences, thereby eliminating any per share value for our common stock.

Based on such retrospective valuations and other information considered by our management and our board of directors, we determined adjusted fair values per share of our common stock on March 31, 2006, July 31, 2006, October 31, 2006, April 30, 2007 and June 30, 2007. We extrapolated fair values of our common stock for each option grant date between the dates of the retrospective valuations by ratably increasing the adjusted fair values between such dates. We then recorded stock-based compensation for stock option grants based on the Black-Scholes option pricing model and adjusted fair values of the common stock.

During the three months ended September 30, 2007, we granted options to purchase our common stock, for which our board of directors determined an estimated fair value of our common stock at the time of grant consistent with the historical approach referred to above. For purposes of determining whether there was a compensatory element to such grants for financial reporting purposes, we undertook an analysis of the fair value of our common stock as of August 31, 2007. We selected the August 31, 2007 date because it was approximately midway between the two option grant dates that occurred during the three months ended September 30, 2007. Based on the probability-weighted expected return methodology described above and on other information considered by our management, including the close proximity of this offering, we determined an adjusted fair value per share of our common stock as of August 31, 2007. We then extrapolated fair values of our common stock for the two option grant dates that occurred during the three months ended September 30, 2007, and recorded stock-based compensation for such grants based on the Black-Scholes option pricing model and adjusted fair values of the common stock.

There are significant judgments and estimates inherent in the determination of the reassessed fair values. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables. For these and other reasons, the reassessed fair values used to compute stock-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Stock-based compensation expense related to employees for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 was $0, $0, $183,000, $54,000 and $3,654,000, respectively.

The total intrinsic value of outstanding options at December 31, 2006 and September 30, 2007 was $12.3 million and $63.9 million, respectively. Based on the initial public offering price of $6.00 per share, the total intrinsic value of outstanding options as of December 5, 2007 was $33.0 million.

We account for stock-based compensation arrangements with non-employees in accordance with SFAS 123R and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. Stock-based compensation expense related to non-employees for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 was $13,000, $26,000, $40,000, $20,000 and $171,000, respectively.

Accounting for Goodwill and Other Intangible Assets

Acquisitions which cause us to recognize goodwill and other intangible assets require us to make determinations that involve estimates and judgments about the value and recoverability of those assets.

We account for goodwill based on the provisions of SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, and provides that goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment. Once a year and otherwise if facts and circumstances indicate goodwill may be impaired, we will perform a recoverability evaluation. The calculation of fair value will include a number of estimates and assumptions, including projections of future income and cash flows, the identification of appropriate market multiples and the choice of an appropriate discount rate. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges.

We also assess the impairment of our long-lived assets when events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. An impairment charge is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying value of the asset. An impairment charge would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset being evaluated for impairment. Any resulting impairment charge could have an adverse impact on our results of operations. We have identified no such impairment losses to date.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate.

We estimate current tax expense together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2006, we recorded a full valuation allowance against our deferred tax assets arising from U.S. operations since, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

We are in the process of expanding our international operations and staff to better support our expansion into international markets. We anticipate that this expansion will include the implementation of an international organizational structure. As a result of this anticipated change and an expanding international customer base, we expect that an increasing percentage of our consolidated pre-tax income will be derived from, and reinvested in, our international operations. Moreover, we anticipate that this pre-tax income will be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and, as a consequence, our future effective income tax rate is expected to be lower than the U.S. federal statutory rate.

As of December 31, 2006, Entropic had federal and state net operating loss carryforwards of approximately $22.9 million and $22.5 million, respectively. These federal and state net operating loss carryforwards will expire beginning in 2021 and 2013, respectively. As of the same date, Entropic also had federal and state research and development tax credit carryforwards of approximately $3.1 million and $2.3 million, respectively. The federal tax credit carryforward will expire commencing in 2021 while the California research tax credits will continue in effect indefinitely. As of December 31, 2006, RF Magic had federal and state net operating loss carryforwards of approximately $30.7 million and $18.6 million, respectively, and federal and state research and development tax carryforwards of $2.8 million and $2.2 million, respectively.

Utilization of net operating losses and credit carryforwards may be subject to an annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses and tax credit carryforwards may be limited or lost if cumulative changes in ownership exceed 50% within any three-year period. We have completed a preliminary analysis of the impact of our acquisition of RF Magic and prior changes in ownership of Entropic and RF Magic and have determined that such changes in ownership have resulted in limitations on the amount of the companies’ net operating loss and tax credit carryforwards that may be utilized in the future; however, we do not anticipate that such annual limitations will preclude the utilization of substantially all of the net operating loss and tax credit carryforwards described above in the event we become profitable. However, our ability to utilize these net operating loss and tax credit carryforwards may be further limited by changes in ownership, the implementation of an international organizational structure, the issuance of common stock in this offering or in future offerings or transactions, or other future events. Additional limitations on the use of these tax attributes could occur in the event of disputes arising in examinations from various taxing authorities. Currently, we are not under examination. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

Estimation of Fair Value of Warrants to Purchase Preferred Stock

On July 1, 2005, we adopted FASB Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5. Our warrants to purchase shares of our preferred stock are subject to FSP 150-5, which requires us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded income in the amount of $54,000 for the cumulative effect of this change in accounting principle, to reflect the estimated decrease in fair value of these warrants as of that date. We recorded $174,000 of expense and $2,006,000 of expense in loss on change in fair value of warrants for the nine months ended September 30, 2006 and 2007, respectively, and $28,000 and $401,000 of expense for the years ended December 31, 2005 and 2006, respectively, to reflect changes in the estimated fair value of the warrants. The fair value at each reporting period is calculated using the Black-Scholes pricing model with current assumptions.

Upon the closing of this offering, the remaining outstanding warrants will convert to warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from current liabilities to additional paid-in capital, and we will cease to record any related periodic fair value adjustments.

Recent Acquisitions

In May 2007, we acquired all of the outstanding shares of Arabella in exchange for 389,218 shares of our common stock, cash consideration of $650,000, and legal and other costs of $315,000 for a total purchase price of

$3.4 million. In June 2007, we acquired all of the outstanding shares of RF Magic in exchange for rights to receive 5,898,261 shares of our common stock, 2,277,591 shares of our Series D-1 preferred stock, 19,082,217 shares of our Series D-2 preferred stock and 21,027,724 shares of our Series D-3 preferred stock. Immediately prior to the closing of this offering, the shares of our Series D-1, D-2 and D-3 preferred stock will convert into 700,792, 5,871,447 and 6,470,066 shares of our common stock, respectively. Except for stock options held by employees of RF Magic’s French subsidiary, we also assumed each outstanding option to purchase RF Magic common stock and converted these options into options to purchase an aggregate of 2,684,601 shares of our common stock. Pursuant to put and call option agreements, we may issue up to 182,201 shares of our common stock in exchange for the shares of RF Magic’s common stock issuable upon exercise of the unassumed options. We also assumed each outstanding warrant to purchase RF Magic common stock, Series B preferred stock and Series C preferred stock and converted these warrants into warrants to purchase an aggregate of 323,499 shares of our common stock, 101,225 shares of our Series D-2 preferred stock and 561,808 shares of our Series D-3 preferred stock, respectively. Immediately prior to the closing of this offering, the warrants to purchase shares of our Series D-2 preferred stock and Series D-3 preferred stock will convert into warrants to purchase 31,146 shares of our common stock and 172,864 shares of our common stock, respectively. The total purchase price for the RF Magic acquisition was $151.0 million. The securities we issued or reserved for issuance pursuant to the RF Magic acquisition represented approximately 34% of the combined company’s fully diluted capitalization as of the closing date for the acquisition (including shares available for issuance under equity incentive plans and assuming conversion of all outstanding preferred stock and exercise of all outstanding stock options and warrants).

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of total net revenues for each of the periods indicated.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Net revenues:
Product	45%	78%	97%	95%	100%
Service	55	22	3	5	—

Total net revenues	100	100	100	100	100
Cost of net revenues:
Product	35	52	74	72	66
Service	7	1	1	2	—

Total cost of net revenues	42	53	75	74	66

Gross profit	58	47	25	26	34
Operating expenses:
Research and development	2,509	257	28	33	28
Sales and marketing	436	60	10	12	8
General and administrative	414	50	5	6	6
Write off of in-process research and development	—	—	—	—	26
Amortization of purchased intangible assets	—	—	—	—	2

Total operating expenses	3,359	367	43	51	70

Loss from operations	(3,301)	(320)	(18)	(25)	(36)
Other income (expense), net	44	(9)	1	2	(2)

Net loss before cumulative effect of change in accounting principle	(3,257)	(329)	(17)	(23)	(38)
Cumulative effect of change in accounting principle	—	1	—	—	—

Net loss	(3,257)	(328)	(17)	(23)	(38)
Accretion of redeemable convertible preferred stock	(24)	(2)	—	—	—

Net loss attributable to common stockholders	(3,281)%	(330)%	(17)%	(23)%	(38)%

Revenues.    We generate revenues principally by sales of our semiconductor products. We also generate service revenues from development contracts. We principally sell our products directly to either ODMs or OEMs. We price our products based on market and competitive conditions and periodically reduce the price of our products, as market and competitive conditions change, and as manufacturing costs are reduced. Our markets are generally characterized by declining average selling prices over the life of a product and accordingly we must reduce costs and successfully introduce new products and enhancements to maintain our gross margins.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenues. For the year ended December 31, 2004, three customers accounted for 79% of Entropic’s revenues. For the year ended December 31, 2005, four customers accounted for 80% of Entropic’s revenues. For the year ended December 31, 2006, three customers accounted for 92% of the revenues of Entropic. On a pro forma basis for the year ended December 31, 2006, three customers accounted for 65% of the combined revenues of Entropic and RF Magic. For the nine months ended September 30, 2007, three customers accounted for 88% of the revenues of Entropic. On a pro forma basis for the nine months ended September 30, 2007, four customers accounted for 82% of the combined revenues of Entropic and RF Magic. We expect our revenue concentration to decrease as a result of our acquisition of RF Magic and to decrease further if additional customers and service providers adopt our solutions. In addition, we depend on a limited number of service providers that purchase products from our customers that incorporate our products. To date, only one major service provider, Verizon, has publicly announced its intention to use the MoCA standard for home networking in its FiOS deployment. We also primarily rely on one major service provider, EchoStar, to deploy products using our digital broadcast satellite outdoor unit solutions. During the year ended December 31, 2006 and the nine months ended September 30, 2007, products sold to Entropic’s and RF Magic’s customers that were incorporated into products purchased by Verizon and EchoStar accounted for substantially all of the combined revenues of Entropic and RF Magic. The FiOS deployment by Verizon has been a primary driver of our revenues and we expect this to continue in the near future.

Since inception, we have derived our revenues primarily from Asia, the United States and other North American countries. Revenues are allocated to the geographic region based on the shipping destination of customers’ orders. For sales to ODMs and OEMs, their geographic locations may differ from those of the ultimate end customers. Of Entropic’s $41.5 million in revenues in 2006, $40.9 million, $526,000 and $18,000 were derived from Asia, the United States and other North American countries, respectively. Of our $67.7 million in pro forma revenues in 2006, $62.8 million, $1.0 million and $1.7 million were derived from Asia, the United States and other North American countries, respectively. Of Entropic’s $82.4 million in revenues for the nine months ended September 30, 2007, $79.9 million, $1.3 million, $668,000 and $536,000 were derived from Asia, Europe, the United States and other North American countries, respectively. Of our $97.4 million in pro forma revenues for the nine months ended September 30, 2007, $92.6 million, $2.3 million, $1.1 million and $1.4 million were derived from Asia, Europe, the United States and other North American countries, respectively. Accordingly, we are dependent on sales outside of the United States for almost all of our revenues and expect that to continue in the future.

Cost of Net Revenues.    We use third party foundries and assembly and test contractors to manufacture, assemble and test our products. A significant portion of our cost of net revenues consists of payments for the purchase of wafers and for manufacturing, assembly and test services. To a lesser extent, cost of net revenues includes expenses relating to management of our contractors, the cost of shipping and logistics, royalties, inventory valuation charges taken for excess and obsolete inventory, warranty costs, changes in product cost due to changes in wafer manufacturing, assembly and test yields, and allocated facilities expenses. In general, our cost of net revenues associated with a particular product declines over time as a result of yield improvements.

We currently outsource the manufacturing of our home networking and broadband access products principally to TSMC and the manufacturing of our digital broadcast satellite outdoor unit and silicon television tuner products to Jazz Technologies. Our home networking and broadband access products are primarily assembled and tested by Amkor, while our digital broadcast satellite outdoor unit and silicon television tuner products are primarily assembled by Amkor and tested by Giga Solution. We do not have a guaranteed level of production capacity from any of our subcontractors’ facilities to produce our products.

Gross Margin.    Our gross margins were higher in 2004 and 2005 compared to 2006 and the nine months ended September 30, 2007 as a result of our revenues in the former periods primarily being derived from development contracts, representing an earlier stage of our development. Our home networking products did not launch in significant volume until 2006. Our gross margin has been and will continue to be affected by a variety of factors, including declines in selling prices of our products, especially as competition increases over time, product mix, the timing of cost reductions for fabricated wafers and assembly and test service costs, inventory valuation charges, purchase accounting-related charges, and changes in wafer manufacturing, assembly and test yields.

Research and Development Expenses.    Research and development expenses primarily include costs related to personnel, outside services that consist primarily of contract labor services, fabrication masks, architecture licenses, engineering design development software and hardware tools, allocated facilities expenses and depreciation of equipment used in research and development. While a substantial portion of our research and development activities are undertaken in support of our current and anticipated customers, we also invest in research and development to develop our technology. In the future, we expect some of the services currently performed by contractors to be performed internally.

We expect research and development expenses to continue to increase in total dollars although we expect these expenses to decrease as a percentage of revenues. We anticipated that our research and development expenses may fluctuate over the course of a year based on the timing of our fabrication mask costs.

Sales and Marketing Expenses.    Sales and marketing expenses primarily include costs related to personnel, sales commissions, trade shows, marketing programs, depreciation and allocated facilities expenses. We plan to continue to increase the size of our sales and marketing organization to enable us to expand into existing and new markets. We also plan to continue to invest in expanding our domestic and international sales and marketing activities and building brand awareness. Due to the lengthy sales cycles that we face, we may experience significant delays from the time we incur research and development and sales expenses until the time, if ever, that we generate sales from these products.

General and Administrative Expenses.    General and administrative expenses primarily include costs related to personnel, accounting, legal compliance and allocated facilities expenses. We expect that after this offering, our general and administrative expenses will increase as we incur additional costs associated with being a public company, including those related to compliance with the Exchange Act, the Sarbanes-Oxley Act and the Nasdaq rules.

(Loss) Gain on Fair Value of Warrant Liabilities.    (Loss) gain on fair value of warrant liabilities reflects the change in fair value of the warrant liabilities calculated at the end of each reporting period. We will continue to record the change in fair value of the warrant liabilities each reporting period until either the exercise of the warrants to purchase redeemable convertible preferred stock or the completion of this offering, at which time the liabilities will be reclassified to stockholders’ equity.

Comparison of Nine Months Ended September 30, 2006 and 2007

Revenues.    Our revenues were $24.9 million in the first nine months of 2006 as compared to $82.4 million in the first nine months of 2007, an increase of $57.5 million or 230.9%. The increase in revenues from the nine months ended September 30, 2006 to the nine months ended September 30, 2007, resulted primarily from an increase in sales to existing customers to support increased demand for our home networking chipsets and, to a lesser extent, $7.7 million of product sales resulting from the RF Magic acquisition. Our revenues in both periods were primarily a result of sales of our home networking chipsets for the Verizon FiOS service deployment.

Gross Profit/Gross Margin.    Gross profit increased by $21.4 million, or 329.2%, from $6.5 million for the nine months ended September 30, 2006, to $27.9 million for the nine months ended September 30, 2007. This increase was due to higher revenues from the sales of our home networking chipsets and from product sales resulting from the RF Magic acquisition. Gross margin increased from 26.2% during the nine months ended September 30, 2006 to 33.9% during the nine months ended September 30, 2007 primarily due to a decrease in the unit costs of our home networking chipsets principally as a result of more favorable fabricated wafer pricing. Included in cost of net revenues for the nine months ended September 30, 2007 was the amortization of the inventory step-up and developed technology of $3.3 million that resulted from the RF Magic acquisition.

Research and Development Expenses.    Research and development expenses increased by $14.7 million, or 179.8%, from $8.2 million in the nine months ended September 30, 2006, to $22.8 million in the nine months ended September 30, 2007. This $14.7 million increase was primarily due to increased personnel costs of $7.0 million (of which $1.8 million was due to stock-based compensation), outside services costs of $1.8 million, intellectual property licenses of $1.3 million, development tool and supply costs of $1.0 million and overhead allocations of $2.6 million. The remainder of this increase resulted from a variety of expenditures principally related to customer-driven projects. Research and development headcount increased from 52 full-time employees as of September 30, 2006 to 169 full-time employees (148 employees in research and development and 21 employees in operations) as of September 30, 2007 (including employees added from the RF Magic acquisition).

Sales and Marketing Expenses.    Sales and marketing expenses increased by $3.7 million, or 126.0%, from $2.9 million in the nine months ended September 30, 2006, to $6.6 million in the nine months ended September 30, 2007. This $3.7 million increase included increased personnel costs of $2.8 million (of which $0.6 million was due to stock-based compensation) and increased trade show and travel costs of $0.6 million primarily due to a general increase in business activities. Sales and marketing headcount increased from 14 full-time employees as of September 30, 2006 to 53 full-time employees as of September 30, 2007 (including employees added from the RF Magic acquisition).

General and Administrative Expenses.    General and administrative expenses increased by $3.6 million, or 236.9%, from $1.5 million in the nine months ended September 30, 2006, to $5.1 million in the nine months ended September 30, 2007. This $3.6 million increase included increased personnel costs of $2.0 million (of which $1.1 million was due to stock-based compensation) and increased accounting, legal fees and recruiting costs of $1.1 million primarily due to a general increase in business activities. General and administrative headcount increased from nine full-time employees as of September 30, 2006 to 27 full-time employees as of September 30, 2007 (including employees added from the RF Magic acquisition).

Write Off of In-Process Research and Development.    Acquired in-process research and development, or IPR&D, at the date of acquisition relates to RF Magic’s channel stacking switch products. The amount was expensed on the acquisition date because the acquired technology had not yet reached technological feasibility and had no alternative future uses. A discounted cash flow approach was utilized in valuing the IPR&D. The value of the technology was the sum of the present value of projected cash flow, in excess of returns on requisite assets, over the economic life of the IPR&D.

The IPR&D charge is made up of two projects that were 22% complete at the date of acquisition. The estimated cost to complete these projects was $10.7 million. The discount rate applied to calculate the IPR&D charge was 24%. If the projects are successfully developed, we do not expect to begin generating revenue from them until 2009. If we are unable to complete development of these projects within a reasonable period of time, our ability to retain customers could be impaired; our competitive position may be harmed; the introduction of new products by our competition and the emergence of new technologies could render these products obsolete; and we may not be able to fully realize the anticipated benefits from the acquisition notwithstanding the substantial charge we recognized relating to these projects.

Amortization of Purchased Intangible Assets.    Amortization of purchased intangible assets of $1.3 million was incurred during the nine months ended September 30, 2007. These intangible assets were acquired through the acquisitions of RF Magic on June 30, 2007 and Arabella on May 1, 2007.

Other Income (Expense), Net.    Other income (expense), net decreased by $2.6 million from income of $0.5 million for the nine months ended September 30, 2006, to expense of $2.1 million for the nine months ended September 30, 2007, primarily as a result of an increase in loss of fair value of preferred stock warrant liabilities as a result of the increasing preferred stock value.

Comparison of Years Ended December 31, 2004, 2005 and 2006

Revenues.    Our revenues were $0.4 million in 2004 as compared to $3.7 million in 2005 and $41.5 million in 2006. The increase in revenues from 2005 to 2006 was primarily related to an increase in sales of our home networking chipsets. In 2006, product revenues and service revenues accounted for 96.7% and 3.3% of total revenues, respectively. In 2005, product revenues and service revenues accounted for 78.5% and 21.5% of total revenues, respectively. The increase in product revenues was due to a significant increase in sales of our home networking chipsets for the deployment of Verizon’s FiOS service. The increase in revenues from 2004 to 2005 was also primarily due to an increase in sales of our home networking products, which started shipping in modest amounts in late 2004 and in increased amounts in 2005.

Gross Profit/Gross Margin.    Our gross profit in 2004 was $0.2 million, as compared to $1.7 million in 2005 and $10.4 million in 2006. The increase each year was due to higher revenues from sales of our home networking products. Gross margin decreased from 58.4% in 2004 to 46.8% in 2005. This decrease was primarily a result of the percentage of our revenues derived from service revenues, which have higher gross margins than product revenues, decreasing from 55.3% in 2004 to 21.5% in 2005. Gross margin decreased from 46.8% in 2005 to 25.0% in 2006. The decrease from 2005 to 2006 resulted from a shift in our sales mix from higher margin service revenues in 2005 to product revenues in 2006. Product revenues accounted for 78.5% of our revenues in 2005, while accounting for 96.7% of our revenues in 2006. Gross margins for product revenues decreased in 2005 and 2006 because our product mix shifted in favor of chipsets which carry lower gross margins than our development kits.

Research and Development Expenses.    Research and development expenses increased by $0.6 million, or 6.6%, from $9.0 million in 2004 to $9.6 million in 2005. This $0.6 million increase included increased personnel costs of $1.0 million that were offset by a decrease in a variety of expenditures principally related to customer-driven projects. Research and development expenses increased by $2.0 million, or 21.2%, from $9.6 million in 2005 to $11.6 million in 2006. This $2.0 million increase included increased personnel costs of $1.4 million and increases in a variety of expenditures principally related to customer-driven projects. Research and development headcount increased from 31 full-time employees as of December 31, 2004 to 38 as of December 31, 2005 and to 53 full-time employees as of December 31, 2006.

Sales and Marketing Expenses.    Sales and marketing expenses increased by $0.7 million, or 44.0%, from $1.6 million in 2004 to $2.2 million in 2005. This $0.7 million increase included increased personnel costs of $0.5 million and increased travel and trade show costs of $0.2 million due to the increased demand for our home networking chipsets. Sales and marketing expenses increased by $1.9 million, or 83.0%, from $2.2 million in 2005 to $4.1 million in 2006. This $1.9 million increase included increased personnel costs of $0.9 million, increased external commissions of $0.5 million and increased trade show and travel costs of $0.3 million. Sales and marketing headcount increased from three full-time employees as of December 31, 2004 to ten as of December 31, 2005 and to 15 full-time employees as of December 31, 2006.

General and Administrative Expenses.    General and administrative expenses increased by $0.4 million, or 24.6%, from $1.5 million in 2004 to $1.8 million in 2005. This $0.4 million increase included increased personnel costs of $0.2 million and increased travel and legal expenses of $0.2 million to support the growth of our business. General and administrative expenses increased by $0.3 million, or 18.7%, from $1.8 million in 2005 to $2.2 million in 2006. This $0.3 million increase included personnel costs of $0.2 million and increased travel and legal expenses of $0.1 million due to the increased demand for our home networking products. General and administrative headcount increased from three full-time employees as of December 31, 2004 to 10 as of December 31, 2005 and to 15 full-time employees as of December 31, 2006.

Other Income (Expense), Net.    Other income (expense), net decreased from income of $0.2 million in 2004 to expense of $0.3 million in 2005. This $0.5 million decrease was primarily due to increased interest expense of $0.5 million resulting from opening of a bank credit facility that was terminated in December 2005. Other income (expense), net increased by $0.8 million from expense of $0.3 million in 2005 to income of $0.5 million in 2006. This $0.8 million increase was due to increased interest income of $0.8 million, attributable to higher cash balances resulting from $24.9 million in net equity financing proceeds received in December 2005 and $3.0 million in April 2006, lower interest expense of $0.4 million due to a bank line or credit that was terminated in 2005 and offset by a $0.4 million increase in loss of fair value of preferred stock warrant liabilities as a result of the increasing preferred stock value.

Quarterly Results of Operations

The following tables set forth Entropic’s condensed consolidated statement of operations data for the seven consecutive quarters ended September 30, 2007, and RF Magic’s condensed consolidated statement of operations data for the five consecutive quarters ended March 31, 2007. This unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenue, particularly the mix of revenue components, and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for any full year.

Entropic Communications, Inc.

	Quarter Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
	(unaudited)
	(in thousands, except per share data)
Net revenues	$7,276	$7,181	$10,466	$16,548	$20,026	$26,207	$36,144
Cost of net revenues(1)	5,091	5,552	7,743	12,713	14,531	17,961	21,999

Gross profit	2,185	1,629	2,723	3,835	5,495	8,246	14,145
Operating expenses:
Research and development(1)	2,540	2,841	2,771	3,449	4,190	6,699	11,923
Sales and marketing(1)	763	1,190	987	1,172	1,500	1,859	3,283
General and administrative(1)	512	498	504	678	767	1,631	2,706
Write off of in-process research and development	—	—	—	—	—	21,400	—
Amortization of purchased intangible assets	—	—	—	—	—	42	1,296

Total operating expenses	3,815	4,529	4,262	5,299	6,457	31,631	19,208

Loss from operations	(1,630)	(2,900)	(1,539)	(1,464)	(962)	(23,385)	(5,063)
Other income (expense), net	186	207	98	(9)	(150)	(337)	(1,583)
Income tax provision	—	—	—	—	—	—	—

Net loss before cumulative effect of change in accounting principle	(1,444)	(2,693)	(1,441)	(1,473)	(1,112)	(23,722)	(6,646)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—

Net loss	(1,444)	(2,693)	(1,441)	(1,473)	(1,112)	(23,722)	(6,646)
Accretion of redeemable convertible preferred stock	(32)	(31)	(32)	(31)	(32)	(31)	(32)

Net loss attributable to common stockholders	$(1,476)	$(2,724)	$(1,473)	$(1,504)	$(1,144)	$(23,753)	$(6,678)

Net loss per share attributable to common stockholders—basic and diluted	$(0.36)	$(0.64)	$(0.34)	$(0.33)	$(0.21)	$(3.82)	$(0.53)

Shares used in computing basic and diluted
Net loss per share	4,131	4,252	4,371	4,601	5,472	6,223	12,506

(1)	Includes stock-based compensation as follows:

	Quarter Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
	(unaudited)
	(in thousands)
Cost of net revenues	$—	$—	$—	$—	$—	$3	$85
Research and development	1	14	33	66	53	397	1,476
Sales and marketing	1	7	13	35	65	145	475
General and administrative	0	1	4	47	22	186	918

Total stock-based compensation expense	$2	$22	$50	$148	$140	$731	$2,954

The following table sets forth our historical results, for the periods indicated, as a percentage of net revenue:

	Quarter Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
	(unaudited)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of net revenues	70.0	77.3	74.0	76.8	72.6	68.5	60.9

Gross profit	30.0	22.7	26.0	23.2	27.4	31.5	39.1
Operating expenses:
Research and development	34.9	39.6	26.5	20.8	20.9	25.6	33.0
Sales and marketing	10.5	16.6	9.4	7.1	7.5	7.1	9.1
General and administrative	7.0	6.9	4.8	4.1	3.8	6.2	7.5
Write off of in-process research and development	—	—	—	—	—	81.7	—
Amortization of purchased intangible assets	—	—	—	—	—	0.2	3.6

Total operating expenses	52.4	63.1	40.7	32.0	32.2	120.7	53.1

Loss from operations	(22.4)	(40.4)	(14.7)	(8.8)	(4.8)	(89.2)	(14.0)
Other income (expense), net	2.6	2.9	0.9	(0.1)	(0.7)	(1.3)	(4.4)
Income tax provision	—	—	—	—	—	—	—

Net loss before cumulative effect of change in accounting principle	(19.8)	(37.5)	(13.8)	(8.9)	(5.6)	(90.5)	(18.4)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—

Net loss	(19.8)	(37.5)	(13.8)	(8.9)	(5.6)	(90.5)	(18.4)
Accretion of redeemable convertible preferred stock	(0.4)	(0.4)	(0.3)	(0.2)	(0.2)	(0.1)	(0.1)

Net loss attributable to common stockholders	(20.3)%	(37.9)%	(14.1)%	(9.1)%	(5.7)%	(90.6)%	(18.5)%

RF Magic, Inc.

	Quarter Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007

	(unaudited)
	(in thousands)
Net revenue	$3,825	$4,637	$8,811	$8,910	$9,218
Cost of net revenues(1)	1,812	2,084	3,068	3,615	2,820

Gross profit	2,013	2,553	5,743	5,295	6,398
Operating expenses:
Research and development(1)	2,617	2,680	2,739	3,146	3,261
Sales and marketing(1)	869	834	939	1,040	1,176
General and administrative(1)	460	492	446	529	1,004

Total operating expenses	3,946	4,006	4,124	4,715	5,441

Loss from operations	(1,933)	(1,453)	1,619	580	957
Other income (expense), net	—	(19)	(23)	(199)	(180)
Income tax provision	(11)	(12)	(11)	(15)	(21)

Net (loss) income	$(1,944)	$(1,484)	$1,585	$366	$756

(1)	Includes stock-based compensation as follows:

	Quarter Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007

	(unaudited)
	(in thousands)
Cost of net revenues	$—	$1	$—	$1	$2
Research and development	3	7	9	18	20
Sales and marketing	—	3	5	8	19
General and administrative	10	7	9	11	10

Total stock-based compensation expense	$13	$18	$23	$38	$51

The following table sets forth RF Magic’s historical results, for the periods indicated, as a percentage of net revenue.

	Quarter Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007

	(unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of net revenues	47.4	44.9	34.8	40.6	30.6

Gross profit	52.6	55.1	65.2	59.4	69.4
Operating expenses:
Research and development	68.4	57.8	31.1	35.3	35.4
Sales and marketing	22.7	18.0	10.7	11.7	12.8
General and administrative	12.0	10.6	5.1	5.9	10.9

Total operating expenses	103.2	86.4	46.8	52.9	59.0

Loss from operations	(50.5)	(31.3)	18.4	6.5	10.4
Other income (expense), net	—	(0.4)	(0.3)	(2.2)	(2.0)
Income tax provision	(0.3)	(0.3)	(0.1)	(0.2)	(0.2)

Net (loss) income	(50.8)%	(32.0)%	18.0%	4.1%	8.2%

Discussion of Quarterly Results of Operations

Our net revenues have generally increased sequentially during the last seven quarters due to the accelerating demand in our home networking products for the Verizon FiOS service deployment. Additionally, in the quarter ended September 30, 2007, our revenues increased $7.7 million from product sales resulting from our acquisition of RF Magic.

Our gross margins have experienced quarterly fluctuations due to the sales mix changes between product revenues and service revenues, as well as the mix in our product sales between development kits and chipsets. During the quarter ended September 30, 2007, gross margin also increased primarily due to a decrease in the manufacturing costs of our home networking products principally as a result of more favorable fabricated wafer pricing.

Our operating expenses have generally increased sequentially during the last seven quarters as our products began shipping in greater volume and we hired additional personnel to support our business. During the quarter ended June 30, 2007 compared to the quarter ended March 31, 2007, we experienced an increase in operating expenses due to a $21.4 million increase in in-process research and development charges resulting from the RF

Magic, Inc. acquisition. During the quarter ended September 30, 2007, compared to the quarter ended June 30, 2007, we experienced a decrease in operating expenses of $12.4 million due to a $21.4 million decrease in in-process research and development charges resulting from the RF Magic acquisition, offset by an increase in personnel costs of $6.2 million (of which $2.1 million was due to stock-based compensation), an increase in amortization of intangible assets of $1.3 million, and an increase in consulting services of $0.7 million.

In the third quarter of 2005, we adopted FSP 150-5, which requires us to classify the warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. We recorded a $54,000 cumulative effect charge for adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, a gain of $3,000 in the quarter ended March 31, 2006, and $20,000, $157,000, $227,000, $272,000, $340,000 and $1,266,000 of additional expense that was recorded in other expense, net in the quarters ended June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, respectively, to reflect the increase in fair value of the warrants.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of investors or analysts.

Liquidity and Capital Resources

Since our inception, we have funded our operations with a combination of preferred stock issuances, cash collections from customers, bank credit facilities, and cash received from the exercise of stock options. As of September 30, 2007, we had cash and cash equivalents of $11.2 million and $8.5 million in outstanding debt.

In April 2007, we entered into a subordinated debt and security agreement with Horizon and Silicon Valley Bank under which we could receive advances of up to $8.0 million, secured by all of our tangible and intangible assets excluding intellectual property. Interest is payable monthly at an annual rate equal to the greater of 11.85% or 11.85% plus the difference between the one-month LIBOR rate as reported in The Wall Street Journal three business days prior to the applicable advance and 5.3%. We drew $1.0 million against this credit facility in April 2007. In August 2007, we drew an additional $1.0 million against this credit facility and also amended the subordinated debt and security agreement to extend the time during which we can draw additional amounts. As a result of the August 2007 amendment to the subordinated debt and security agreement with Horizon and Silicon Valley Bank, $3.0 million of our available credit ceased to be available when we did not draw it down prior to October 31, 2007 and an additional $3.0 million will cease to be available if it is not drawn down prior to December 31, 2007.

In April 2007, we also entered into a loan and security agreement with Silicon Valley Bank under which we could receive advances of up to $7.0 million, secured by substantially all our tangible and intangible assets excluding intellectual property. We may increase the credit limit to $10.0 million under this credit facility upon payment of an additional commitment fee of $15,000. Interest is payable monthly at an annual rate equal to the prime rate plus 0.5% to 2.0% depending on the liquidity ratio we maintain. We drew $1.0 million against this credit facility in May 2007, which we paid down prior to the end of that month. In September 2007, Silicon Valley Bank issued a $1.2 million letter of credit on our behalf in connection with our entry into a lease agreement for additional facilities in August 2007, reducing the available credit by $1.2 million.

The following table shows our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007 (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net cash used in operating activities	$(10,091)	$(13,992)	$(10,229)	$(6,115)	$(8,039)
Net cash provided by (used in) investing activities	6,411	3,598	(3,918)	(4,130)	10,534
Net cash provided by financing activities	6,528	24,241	2,688	2,790	2,858

Total increase (decrease) in cash and cash equivalents	$2,848	$13,847	$(11,459)	$(7,455)	$5,353

Cash Flows from Operating Activities

Net cash used in operating activities was $6.1 million for the nine months ended September 30, 2006, primarily consisting of a net loss of $5.6 million and increases of $3.6 million in accounts receivable primarily driven by higher sales and $3.0 million in inventory primarily driven by higher expected sales. This was offset by a decrease of $1.2 million in prepaid assets due to the reduction of vendor prepayments and by an increase in accounts payable of $3.4 million mostly related to the increase in inventory purchases. The remaining changes in operating cash flows primarily reflect increases in accrued payroll and benefits, depreciation and amortization and revaluation of preferred stock warrant liabilities. Net cash used in operating activities was $8.0 million for the nine months ended September 30, 2007, primarily consisting of a net loss of $31.5 million, an increase of $9.0 million in accounts receivable primarily driven by higher sales and an increase of $3.2 million in inventory primarily driven by higher expected sales. This was offset by the write off of in-process research and development of $21.4 million, stock-based compensation of $3.8 million and an increase in accounts payable of $3.7 million. The remaining changes in operating cash flows primarily reflect amortization of purchased intangible assets and inventory step-up resulting from acquisitions, depreciation and amortization, and revaluation of preferred stock warrant liabilities.

Net cash used in operating activities was $10.1 million, $14.0 million and $10.2 million in 2004, 2005 and 2006, respectively. Net cash used in operating activities in 2004 primarily consisted of net losses of $11.7 million. Additionally, accounts receivable and inventory increased by $0.3 million. These uses of cash were offset by depreciation and amortization of $0.8 million, an increase in deferred revenues of $0.6 million and an increase in accounts payable and accrued expenses of $0.6 million. The increase in accounts payable and accrued expenses was primarily due to growth in accrued compensation and benefits associated with increases in our headcount.

Net cash used in operating activities in 2005 primarily consisted of a net loss of $12.2 million and increases of $1.5 million in accounts receivable primarily driven by higher sales, $1.5 million in prepaid assets due to vendor prepayments and $0.4 million in inventory primarily driven by higher expected sales. This was offset by depreciation and amortization of $1.1 million and an increase in accounts payable and accrued expenses of $0.6 million. The increase in accounts payable and accrued expenses was primarily due to growth in accrued compensation and benefits associated with increases in our headcount.

Net cash used in operating activities in 2006 primarily consisted of a net loss of $7.1 million and increases of $5.8 million in accounts receivable primarily driven by higher sales and $5.3 million in inventory, primarily driven by higher expected sales. This was offset by an increase in accounts payable of $4.5 million, a decrease of prepaid expenses and other current assets of $1.3 million due to the reduction of vendor prepayments and depreciation and amortization of $1.1 million. The remaining changes in operating activities primarily reflect increases in revaluation of warrant liabilities and accrued payroll and benefits.

Cash Flows from Investing Activities

Net cash used in investing activities was $4.1 million for the nine months ended September 30, 2006, consisting of net purchases of short-term investments of $3.3 million and purchases of property and equipment of $0.8 million to support product development and general growth. Net cash provided by investing activities was $10.5 million for the nine months ended September 30, 2007, from sales and maturities of short-term investments of $7.7 million to support general business growth and net cash provided by acquisitions of $4.2 million primarily from the acquisition of RF Magic and offset by purchases of property and equipment of $1.4 million to support product development and general growth.

Net cash provided by investing activities was $6.4 million and $3.6 million in 2004 and 2005, respectively, primarily consisting of the net sales and maturities of short-term investments to support general business growth offset by purchases of property and equipment to support product development and a general increase in business activities. Net cash used in investing activities was $3.9 million in 2006 primarily consisting of the net purchases and sales and maturities of $2.8 million of short-term investments due to investments of proceeds from the sale of preferred stock in late 2005 and of $1.2 million of purchases of property and equipment to support product development and general growth.

Cash Flows from Financing Activities

Net cash provided by financing activities was $2.8 million for the nine months ended September 30, 2006, primarily consisting of proceeds from preferred stock financing. Net cash provided by financing activities was $2.9 million for the nine months ended September 30, 2007, consisting of $2.0 million from net credit line obligation increases and stock option exercises of $1.6 million, and offset by principal payments of software licenses and capital lease obligations of $0.6 million.

Net cash provided by financing activities was $6.5 million, $24.2 million and $2.7 million in 2004, 2005 and 2006, respectively. In 2004 we sold shares of our Series B preferred stock for net proceeds of $7.0 million. In 2005 and 2006 we sold shares of our Series C preferred stock for net proceeds of $24.9 million and $3.0 million, respectively.

We believe that our cash and cash equivalents, the additional amounts currently available under our loan and security agreements, expected cash flow from operations, and the net proceeds from this offering will be sufficient to fund our projected operating requirements for at least the next 12 months. However, we intend to continue spending substantial amounts in connection with the growth of our business and we may need to obtain additional financing to pursue our business strategy, develop new products, respond to competition and market opportunities and acquire complementary businesses or technologies. We may not be able to obtain such financing on favorable terms or at all. If we were to raise additional capital through further sales of our equity securities, our stockholders would suffer dilution of their equity ownership. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, prohibit us from paying dividends, repurchasing our stock or making investments, and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition.

Contractual Obligations

The following table describes our contractual obligations as of December 31, 2006 (in thousands):

	Payments Due By Period
	Less Than 1 Year	1 to 2 Years	3 to 5 Years	More Than 5 Years	Total
Operating leases	$882	$894	$1,217	$—	$2,993
Capitalized software licenses	784	403	—	—	1,187
Purchase commitments	697	—	—	—	697

Total	$2,363	$1,297	$1,217	$—	$4,877

Our principal lease commitments consist of obligations under leases for office space. We finance the purchase of some of our software development tools under a capital lease arrangement over various dates that end in the next two years. Purchase commitments in the above table represent non-cancellable contractual obligations under purchase orders as of December 31, 2006.

As a result of our acquisition of RF Magic on June 30, 2007, we assumed a lease obligation for office space of $307,000, a software development tools obligation of $230,000 and open purchase order commitments of $790,000. The lease was subsequently amended to increase the related obligation by $104,000. Additionally, we assumed RF Magic’s outstanding indebtedness owed under its subordinated debt and security agreement with Horizon.

In June and August 2007, we entered into two software license agreements. Minimum license fee payments under the June 2007 agreement total $3.8 million over four years. Minimum license fee payments under the August 2007 agreement total $1.5 million over three years.

In August 2007, we entered into a lease agreement for additional facilities in San Diego, California to accommodate our anticipated growth. The lease is anticipated to commence on or before February 2008. Minimum lease payments under the lease agreement total $14.7 million over the initial seven-year term of the agreement, which is subject to two five-year renewal options.

The following table describes our contractual obligations as of September 30, 2007 (in thousands) (unaudited):

	Years Ending December 31,
	2007 (remaining)	2008 and 2009	2010 and 2011	2012 and thereafter	Total
Operating leases	$713	$8,625	$6,134	$6,903	$22,375
Capitalized software licenses	138	403	—	—	541
Debt obligations	144	6,522	2,334	—	9,000
Purchase commitments	17,739	—	—	—	17,739

Total	$18,734	$15,550	$8,468	$6,903	$49,655

In November 2007, we agreed to pay $1.0 million relating to the resolution of a disagreement with EchoStar.

In November 2007, we amended our operating lease for our facilities in San Jose, California to accommodate our anticipated growth. Minimum lease payments under the lease amendment total $1.4 million over five years beginning upon completion of tenant improvements as specified in the lease agreement.

Indemnities

In the ordinary course of business, we have entered into agreements with customers that include indemnity provisions. Based on historical experience and information known as of December 31, 2006, we believe our exposure related to such indemnity obligations as of December 31, 2006 was not material.

Subsequent to December 31, 2006, we have been contacted by Motorola on two occasions requesting that we indemnify Motorola against claims by third parties that products sold by Motorola that incorporate our products infringe one or more of the third parties’ patents. No specific amounts of indemnity have been sought. We are currently in the process of evaluating Motorola’s requests for indemnity and the underlying third party claims, and at the present time, due to the preliminary nature of the requests and the early status of our investigations, we are unable to predict the ultimate outcome of these matters.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

Our sales have been historically denominated in U.S. dollars and an increase in the value of U.S. dollar relative to the currencies of the countries in which our customers operate could materially affect the demand of our non-U.S. customers for our products, thereby resulting in these customers to reduce their orders, which would adversely affect our business. Our international sales and marketing operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations; however, we do not consider this currency risk to be material as the related costs do not constitute a significant portion of our total spending. We outsource our wafer manufacturing, assembly, testing, warehousing and shipping operations; however all expenses related thereto are denominated in U.S. dollars. If the value of the U.S. dollar decreases relative to the currencies of the countries in which such contractors operate, the prices we are charged for their services may increase, which would adversely affect our business. Currently, we have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in currency exchange rates.

Interest Rate Risk

We had cash and cash equivalents of $11.2 million as of September 30, 2007, which were held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short term nature. Declines in interest rates, however, will reduce future investment income.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109, or FIN 48. FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN 48 on January 1, 2007. As of the date of adoption, we had no unrecognized tax benefits. The adoption of FIN 48 did not result in an adjustment to retained earnings. We will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. We recognized no interest or penalties upon the adoption of FIN 48. We do not expect any significant increases to our unrecognized tax benefits within 12 months of this reporting date. We are not currently under federal, state or foreign tax examination.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Due to diversity in practice among registrants, SAB No. 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for us beginning in the first quarter of fiscal 2008. We are currently evaluating what impact, if any, SFAS No. 157 will have on our consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt this pronouncement in the first quarter of 2008 and are currently evaluating what impact, if any, it will have on our consolidated results of operations and financial position.

BUSINESS

Overview

We are a leading fabless semiconductor company that designs, develops and markets systems solutions to enable connected home entertainment. Our technologies significantly change the way HD video and other multimedia content such as movies, music, games and photos are brought into and delivered throughout the home.

We are a pioneer of key technologies that enable connected home networking of digital entertainment over existing coaxial cable. We are a founding member of MoCA, a global home networking consortium that sets standards for the distribution of video and other multimedia entertainment over coaxial cable. Our products include:

•	home networking chipsets based on the MoCA standard;

•	high-speed broadband access chipsets;

•	integrated circuits that simplify and enhance digital broadcast satellite services; and

•	silicon television tuner integrated circuits.

We have extensive core competencies in video communications, networking algorithms and protocols, system-on-a-chip design, embedded software, mixed signal and radio frequency integrated circuit design, and communications and radio frequency systems. We use our considerable experience with service provider-based deployments to create solutions that address the complex requirements associated with delivering multiple streams of HD video into and throughout the home while seamlessly coexisting with video, voice and data services that are using the same coaxial cable infrastructure.

We generate the majority of our revenues from sales of our products to ODMs and OEMs that provide customer premises equipment to service providers. We have sold our products to more than 85 customers globally, including Actiontec, Jabil Circuit and Motorola. We have also established relationships with leading service providers including EchoStar, J:COM and Verizon. For the nine months ended September 30, 2007, Entropic and its recently acquired subsidiary, RF Magic, generated pro forma revenues of $97.4 million and incurred pro forma losses of $14.4 million.

Industry Background

Intense competition among service providers seeking to maximize revenues is driving a revolution in the delivery of video and other multimedia content into and throughout the home. These service providers are making significant infrastructure investments to differentiate their offerings by adding new video services such as high-definition television, or HDTV, DVR and video on demand as well as bundled video, voice and broadband data, also referred to as “triple-play”, services. In fact, consumers typically pay a higher price for video services than for traditional voice and broadband services. According to Yankee Group, in 2006 cable service providers generated average revenue per user of $68.50 per month from digital cable television subscribers compared to $36.94 from broadband access subscribers, while telecommunications carriers generated average revenue per user of $47.09 per month from traditional voice subscribers and $32.81 from broadband access subscribers. A successful video offering is critical for service providers to increase average revenue per user, drive subscriber growth and reduce subscriber turnover.

Several favorable consumer entertainment trends are contributing to the increasing video and multimedia revenue opportunity for service providers. These trends include:

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Increasing availability of digital multimedia content. The conversion of multimedia content from an analog to a digital format is significantly increasing the amount and variety of video, music, photos and other multimedia content that consumers buy, receive and store.

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Introduction of new multimedia applications. An increasing number of multimedia applications utilize digital video and other multimedia content for consumer home entertainment. Some examples of these applications include video “timeshifting”, or the ability to pause, fast forward and rewind live or stored video, the ability to watch and record multiple television shows at once, video on demand, personal computer-to-television personal content sharing, multi-room and online gaming, and streaming of downloaded movies stored on a personal computer to a television. According to IDC, approximately 90% of households in the United States, or 99 million households, subscribe to pay-television services including cable, satellite and telecommunications carrier television services. Also, according to S2 Data Corporation, approximately 500 million households worldwide will have cable or satellite pay-television subscriptions by 2011, representing nearly 50 percent of total worldwide television households.

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Proliferation of digital multimedia devices within the home. The Consumer Electronics Association, or CEA, estimates that an average U.S. household has three televisions, one desktop personal computer, one notebook or laptop personal computer, and a growing number of other digital multimedia devices such as DVRs, DVD players, CD players, MP3 players and gaming consoles. In particular, DVRs represent one of the fastest growing consumer electronics device categories. CEA estimates that one in four U.S. households now own a DVR and projects that household penetration may reach 33% by the end of 2007. Additionally, a key driver for the growth of the digital television market is the FCC’s mandate that all television broadcasts in the U.S. be in digital format by 2009. As a result, according to S2 Data Corporation, the number of households with single or multiple HDTVs is expected to increase from 20 million in 2006 to more than 60 million in 2011.

These trends have resulted in a growing number of “islands” of stored multimedia content within the home, including standard definition and HD video, movies and broadcast television programs. Service providers and OEMs have identified a tremendous opportunity to seamlessly bridge these “islands” and enable the sharing of such content across devices and between rooms throughout the home. According to iSuppli, the number of network-enabled devices is expected to increase from 321 million in 2007 to 760 million in 2011, representing a compound annual growth rate of approximately 24%. To address this opportunity, service providers are introducing new customer premises equipment and service offerings such as multi-room DVR, which allows for video “placeshifting”, or the ability to access content from multiple locations and devices. For example, according to IDC, approximately 91% of DVRs shipped in 2006 in the United States were deployed by service providers. By providing customer premises equipment, service providers are able to easily introduce new services, simplify and enhance the user experience, and provide content security and service reliability. We believe service providers are competitively positioned to provide these services because they already have licensed access and distribution rights for premium video content and have established the infrastructure that enables carrier class QoS.

The stringent communications requirements associated with high-quality HD video and other multimedia content present a significant obstacle for service providers today. In response, service providers require technology solutions that enable the distribution of such content into and throughout the home while maintaining the requisite high-quality standards demanded by subscribers. For any such technology solution to succeed, we believe it must satisfy the following requirements:

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High bandwidth, reliability and full QoS for HD video. Due to the fact that video is a streaming, real-time, visual experience, video quality rapidly degrades with any errors or delays in packet delivery. A high-quality video experience requires reliable first-pass transmission, very low packet error rate, low latency and low jitter. Moreover, video consumes up to ten times more bandwidth than typical voice and data services and has higher QoS requirements. A connected home with capacity to support multiple high-quality HD video streams requires a high bandwidth network with net throughput in excess of 100 megabits per second.

•	Cost-effective deployment. It is important for service providers to leverage the existing installed network infrastructure inside and outside the home to minimize incremental cost and expedite new service deployments. Service providers prefer plug-and-play installation of new services as opposed to having to dispatch a service vehicle to customer premises, often referred to as a “truck roll.” Service providers are focused on saving installation time and minimizing customer service calls, thereby reducing total costs to deliver video services.

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Customer ease of use. Most consumers have little tolerance for complicated consumer devices or service disruptions. Therefore, mainstream consumer adoption requires an easy to use and compelling service offering and plug-and-play service installation with minimal on-going maintenance.

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Co-existence with other services and devices. Consumers currently subscribe to a broad array of communications services, including traditional voice, cable, satellite or telecommunications carriers television, broadband access and cellular wireless, that are delivered using a number of different technologies. In addition, consumers may use a multitude of computing, communications and consumer electronics devices, such as personal computers, set-top boxes and televisions. Any successful home networking or access solution must seamlessly co-exist with existing services and devices without any interference or degradation in performance.

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Security. The ability to protect content and consumer privacy is a key element of any successful bundled service offering. Therefore, home networking and access solutions require data encryption and other security mechanisms.

To address these requirements, service providers are exploring home networking and access technology platforms that enable delivery of new services into and throughout the home. There are a variety of other technologies for delivering video into and throughout the home. Broadband access technology solutions include DOCSIS, xDSL, Ethernet and WiMAX. Home networking technology solutions include Ethernet, HomePNA, HomePlug AV, Wi-Fi and WiMedia, which is based on ultra-wide band technology. We believe each of these other technologies currently have limitations in meeting all the requirements necessary to effectively deliver multiple streams of HD video and other multimedia content into and throughout the home.

Our Solutions

We provide systems solutions comprised of silicon integrated circuits and associated software as a platform to enable delivery of multiple streams of HD video and other multimedia content into and throughout the home. Our solutions are based upon our ability to combine the following core competencies:

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Video communications, networking algorithms and protocols. We have extensive experience in defining and developing physical layer and media access controller protocols as well as networking, routing and security protocols. This includes expertise in advanced equalization, modulation and coding techniques, and contention-free media access controller protocols required for high quality of service video delivery.

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System-on-a-chip design, mixed signal and embedded software capabilities. Our ability to integrate multiple complex functions into a single silicon solution is a result of our significant experience in many disciplines, including embedded system architecture, high-speed very large-scale integration design, microcontrollers, embedded software, packet processing and high-performance mixed signal design. Our mixed signal design expertise includes designing high-performance analog-to-digital and digital-to-analog converters. We also have in-depth experience in packaging design and automated high-volume test development, which allows us to develop cost-effective solutions.

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Radio frequency integrated circuit design expertise. We have extensive experience developing highly-integrated radio frequency integrated circuits. Our broad radio frequency systems and design capability allow us to provide solutions that seamlessly integrate radio frequency functionality within a digital communications platform. Our team has extensive experience with the complex task of integrating digital, high-speed mixed signal and radio frequency integrated circuit designs into complementary metal–oxide semiconductor, or CMOS, systems-on-a-chip.

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Comprehensive communications and radio frequency systems-level capabilities. Our system-level knowledge is the result of significant experience supplying solutions for service provider networks and includes an understanding of the critical elements in coaxial cable and satellite networks, such as service provider equipment and other devices both inside and outside the home.

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Domain expertise in operator-based deployments. We have close working relationships with service providers, their ODM and OEM partners, and the consumer electronics markets that they serve. Our extensive experience with service provider deployments allows us to deliver rapid time-to-market solutions over multiple generations of customer premises equipment and access equipment. These close relationships allow us to contribute to and gain insight into future service provider, ODM and OEM roadmaps.

Our products include home networking, broadband access, DBS outdoor unit and silicon television tuner solutions. Our solutions target applications in all HD video and other multimedia content distribution networks through cable, satellite, telecommunications and terrestrial mediums. Our solutions are currently used in consumer electronic and networking devices, including set-top boxes, broadband routers with embedded wireless home networking (utilizing in-home coaxial cables as a wireless “backbone” to increase the coverage of the wireless home network), optical network terminals, low-noise block converters, multi-room DVRs, and residential gateways, and can potentially be used in other devices, such as digital televisions, gaming consoles, media servers and network attached storage devices.

Home Networking

Our home networking solutions target a large and rapidly growing market. According to iSuppli, the worldwide home networking silicon total available market is expected to grow from $1.1 billion in 2007 to $3.1 billion in 2011, representing a compound annual growth rate of approximately 29%. Our home networking solutions are based on the MoCA standard. We are a founding member of MoCA, which was established in 2004 and currently has more than 50 members that include major service providers as well as communications equipment companies and semiconductor manufacturers. MoCA-based products use existing coaxial cable to create a robust internet protocol-based network for easy sharing of HD video and other multimedia content throughout the home. According to SNL Kagan Data, as presented by the National Cable Television Association, more than 112 million occupied homes in the United States are wired with coaxial cable. Based on U.S. Census Bureau data, this represents 98% of all U.S. households. We expect that MoCA-based products will be widely accepted by service providers for digital home entertainment networking.

The implementation of home networking chipsets based on the MoCA specification requires expertise in multiple technical disciplines as well as extensive integration and testing. Any home network technology using the existing coaxial cable must overcome the inherent constraints of such infrastructure. The in-home coaxial cable network was designed to isolate individual cable outlets from each other in order to eliminate potential video signal interference between television sets that reside at different coaxial cable outlets in the home. The successful implementation of MoCA requires integrated circuits that support high wirespeed signal transmission and enable low-level signal detection, real-time error correction and recovery. The broad range of expertise required for such implementation includes physical layer and media access controller system engineering, radio frequency integrated circuit and high-speed mixed signal design, complex baseband system-on-a-chip experience and embedded software expertise. In addition, MoCA designs must undergo a formal certification process in order to ensure interoperability and full compliance with the MoCA specification.

We are currently the only high-volume supplier of MoCA-compliant chipsets. We have been working on home networking technologies on which the MoCA specification is based since 2001 and began shipping production quantities of MoCA-compliant chipsets in December 2004. We are currently shipping our second generation of MoCA-compliant products. As of September 30, 2007, MoCA had certified 15 products from 11 different ODMs and OEMs, all of which use our home networking chipsets. Our MoCA-compliant chipsets are incorporated in the equipment being deployed by Verizon as part of its FiOS offering. We are currently the exclusive provider of chipsets that enable home networking applications such as multi-room DVR for such offering as well as connectivity between Verizon’s fiber optic network termination and existing home coaxial cabling. However, other semiconductor companies may, in the future, supply competing products for the FiOS offering. On June 20, 2007, Verizon announced that it had over one million household and business subscribers to its FiOS service and nearly 500,000 subscribers to FiOS television. We believe that our pioneering role in developing the MoCA standard and our success to date in providing these solutions position us well to continue to be the leading provider of MoCA-compliant connected home entertainment solutions. Our MoCA-compliant home networking solutions provide the following key benefits:

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High data rates. In field trials defined and conducted by MoCA, our first generation solutions consistently delivered net throughput in excess of 110 megabits per second in real world conditions with no loss in performance when multiple devices were connected to the network. This performance enables sharing of multiple simultaneous streams of HD video. Our second generation solutions continue to have a physical layer rate of up to 270 megabits per second and we have increased net throughput to up to 180 megabits per second. The physical layer rate refers to the maximum speeds of the physical layer of our integrated circuits, while net throughput refers to the rate at which data is actually made available to applications and experienced by users.

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High-quality video experience. Our solutions provide a reliable and high-quality video experience for the consumer that meets service provider requirements. Our solutions operate at frequencies on the coaxial cable that do not interfere with other services or devices. Our physical layer and media access controller provide a very low native packet error rate, without retransmissions, that is essential for service provider-quality HD video. Our media access controller is time coordinated and eliminates collisions in the network. Our solution also provides prioritized QoS and a reserved bandwidth, or parameterized QoS.

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Ease of installation and use. Our solutions leverage the existing coaxial cable infrastructure and do not require expensive new wiring in the home. The plug-and-play installation of our solutions makes it easy for consumers to install and use and allows service providers to rapidly deploy new services. Both of these features enable service providers to minimize costly truck rolls.

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Security and reliability. Our solutions operate on coaxial cable, which is a shielded, wired medium that can be simply isolated from neighboring home networks through both logical and physical means. We support service provider-based conditional access systems and related digital rights management and provide basic encryption for consumer privacy of personal multimedia content. In addition, our solutions create a self-healing network that provides high levels of fault tolerance and reliability.

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Remote upgrade and diagnostics. Our solutions allow service providers to remotely upgrade firmware which gives them the ability to continuously enhance the features of their service offerings without truck rolls. Our solutions’ remote diagnostics tools also allow service providers to remotely diagnose and potentially remediate the home coaxial cable environment.

Broadband Access

Our broadband access solutions are designed to meet broadband access requirements in areas characterized by fiber optic networks that terminate within one kilometer of a customer premises. In particular, our solutions allow cable multiple service operators with fiber optic deployments to offer broadband access services that are competitive with VDSL services offered by telecommunications carriers. According to IDC, worldwide broadband service subscriptions for our current target market, which consists of cable modem and fiber-to-the- home deployments, are expected to increase from 104 million in 2007 to 160 million in 2011. We believe that we are at an early stage in penetrating these large target markets.

Our broadband access solutions use coaxial cable infrastructure to deliver “last kilometer” connectivity for high-speed broadband access to single-family homes and multiple dwelling units. They incorporate the same physical layer used in our home networking products and a different network-optimized media access controller technology. Our broadband access solutions offer high performance with net throughput in excess of 100 megabits per second. The point-to-multi-point architecture of our solutions currently supports up to 31 subscribers on a single radio frequency channel. Our solutions can simultaneously support up to four channels over a single coaxial cable. As a result, our solutions are scaleable up to 124 subscribers over a single distribution cable, supporting an effective physical layer rate of over one gigabit per second. Our broadband access solutions are currently being deployed by J:COM as part of its broadband access service offering in Japan. Our high-speed broadband access solutions enable digital voice, streaming video downloads, high-speed broadband data and bundled triple-play services.

DBS Outdoor Unit

Our DBS outdoor unit solutions target the large and growing digital broadcast satellite market. According to IMS, worldwide households with digital satellite free-to-air and pay-television are expected to increase from approximately 266 million in 2007 to 377 million in 2011. In a traditional satellite installation, the ability to select multiple channels simultaneously may require multiple cables from the satellite dish to the set-top box. For example, in order to simultaneously view and record separate programs from the full channel lineup with DVRs in three rooms in a house, a user would need six separate cables from outside the home. Our DBS outdoor unit products can significantly reduce the deployment costs for digital broadcast satellite providers by allowing them to send multiple video streams from individual or multiple satellites into the home over a single cable. This simplified cabling architecture enable digital broadcast satellite providers to deploy set-top boxes, with multiple tuner capabilities, in multiple rooms and roll out new services without expensive installation and retrofitting while improving aesthetics. We believe that our solutions can improve the competitiveness of digital broadcast satellite services by reducing subscriber acquisition costs, decreasing additional services deployment costs and enabling a more attractive product offering. We are at an early stage in penetrating this target market.

Our DBS outdoor unit products include band translation switch and channel stacking switch integrated circuits which are highly complex single-chip radio frequency integrated circuits that integrate multiple independent signal receivers and multiple discrete analog functions onto a single silicon die. Moreover, as many as four channel stacking switch integrated circuits can be linked to provide up to 12 digital broadcast satellite signals on a single cable. Our band translation switch products, which were specifically designed to operate with EchoStar’s service offerings, are sold only to customers who incorporate them into products deployed by EchoStar. We sell our channel stacking switch products to customers who incorporate them into products deployed by other digital broadcast satellite service providers. We are the pioneers in developing band translation switch and channel stacking switch radio frequency integrated circuits and we have helped to define the standard for satellite signal distribution over a single cable in conjunction with members of the European Committee for Electrotechnical Standardization, or CENELEC. We believe that single cable standardization will lead to more rapid adoption and further expand the market for our products. Our band translation switch products are currently used in outdoor equipment deployed by EchoStar and, to a lesser extent, our channel stacking switch products are currently used in outdoor equipment deployed by DirecTV and other service providers.

Silicon Television Tuner

We provide silicon television tuner integrated circuits for satellite, cable and terrestrial applications that conform to most major digital video broadcast standards, including the U.S. and international HDTV standards. According to IMS, worldwide shipments of satellite, cable and terrestrial set-top boxes and integrated digital televisions are expected to increase from approximately 186 million in 2007 to 277 million in 2011. Many of these set-top boxes and integrated digital televisions will have multiple television tuners to enable advanced features such as DVR and picture-in-picture viewing, further expanding the market for television tuner integrated circuits. Our tuner integrated circuits integrate radio frequency functions, including those performed by a surface acoustic wave filter, with other major discrete components onto a single die while maintaining the performance of traditional non-silicon can tuners. Our highly integrated solutions significantly reduce our customers’ design costs and shrink the tuner footprint in consumer electronics devices. We believe that the performance and small footprint of our tuners will lead to greater adoption of multiple-tuner applications across a broad range of consumer electronics.

Our Strategy

Our goal is to be the leading provider of systems solutions for the connected home entertainment market by enabling the delivery of multiple streams of HD video and other multimedia content into and throughout the home. The key elements of our strategy are to:

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Extend our technology leadership. We believe that our success has been, and will continue to be, largely attributable to our interdisciplinary skill set that we leverage to create innovative systems-level solutions. As the incumbent supplier of key MoCA-compliant technologies in service provider-based deployments, we gain critical insight into next generation product and system requirements. We have and will continue to use these insights to enhance our products. For example, we recently introduced a number of new features for our home networking products, including net throughput enhancements, parameterized QoS, expanded node support and remote diagnostic capabilities. We are actively working with other members of MoCA to promote the adoption of these new features in future MoCA specifications. We intend to extend our technology leadership by focusing on our research and development efforts and through targeted technology acquisitions.

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Expand relationships with industry leaders and customers. We work very closely with leading service providers around the world to increase the adoption of connected home entertainment solutions that utilize our technology. We have been selected in deployments by leading service providers such as Verizon and EchoStar and leading ODMs and OEMs such as Motorola, Actiontec and Jabil Circuit. We believe that expanding our relationships with these companies and further aligning our product and technology roadmap with their strategies will contribute to our future growth. We intend to expand our existing customer relationships by securing additional design wins with our customers and by positioning our connected home entertainment technology as the key differentiator in next generation customer premises equipment.

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Continue to broaden our solutions. We seek to provide our customers with full platform solutions. For example, our company was originally focused on the development of MoCA home networking solutions and we have since expanded our product offerings to include broadband access, DBS outdoor unit and silicon television tuner solutions. Over time, we intend to add additional features and capabilities to our products and provide platform solutions to address the large and growing connected home entertainment market.

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Expand our presence in international markets. Historically, we have been principally focused on ODMs and OEMs that supply equipment for service provider-based deployments in the United States. We intend to continue to expand our sales and technical support organization to broaden our service provider reach in international markets, primarily in Asia and Europe. For example, we are actively marketing our broadband access solutions in Korea and China, our DBS outdoor unit solutions in Europe and our tuner products in Europe and Asia.

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Drive industry standards. We use our technology leadership to define specifications and drive industry standards, such as MoCA, which we believe will lead to widespread adoption of our solutions. In Europe, we have actively worked with members of CENELEC to develop a standard for satellite signal distribution over a single cable. We intend to continue to participate in other standards-settings bodies that we believe will influence our target markets, including Universal Plug and Play, CableLabs, the Institute of Electrical and Electronics Engineers, or IEEE, and Digital Living Network Alliance.

Our Products

We offer products that provide solutions for the delivery of HD video and other multimedia content into and throughout the connected home. Our products include home networking, broadband access, DBS outdoor unit and silicon television tuner solutions. The chart below lists, for each of our products, their descriptions, target markets and representative target devices or applications:

Product	Description	Target Markets	Representative Target Devices or Applications
Home Networking

EN101x	Coaxial network interface radio frequency integrated circuit	Networked home entertainment devices	Multi-room DVR, set-top box, digital television, gaming console, home media server, residential gateway, personal computer and optical network terminal

EN2xxx	Coaxial network controller integrated circuit	Networked home entertainment devices	Multi-room DVR, set-top box, digital television, gaming console, home media server, residential gateway, personal computer and optical network terminal

Broadband Access

EN101x	Coaxial network interface radio frequency integrated circuit	Broadband Access, internet protocol television, and voice over internet protocol	Optical network terminal, point-of-entry network controller, and access customer premises equipment for single family homes and multiple dwelling units

EN3011	Access network controller integrated circuit	Broadband Access, internet protocol television and voice over internet protocol	Optical network terminal and point-of-entry network controller for single family homes and multiple dwelling units

EN3230	Access client integrated circuit	Broadband Access, internet protocol television and voice over internet protocol	Access customer premises equipment for single family homes and multiple dwelling units

DBS Outdoor Unit

RF5000	Band Translation Switch—Dual 2-channel integrated circuit	U.S. digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units

RF510x	Band Translation Switch—Triple 2-channel integrated circuit	U.S. digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units

RF520x	Channel Stacking Switch—3-channel integrated circuit	U.S. digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units

RF521x	Channel Stacking Switch—3-channel integrated circuit	Global digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units

Silicon Television Tuners

RF4000/4400	Silicon Tuner integrated circuit—Digital Terrestrial	Digital television and recorders	HDTV, DVR, personal computer and converter boxes

RF4800	Silicon Tuner integrated circuit—Digital Cable	Cable set-top boxes and cable-ready television	DVR, set-top box and cable modem

RF4900/4910	Silicon Tuner integrated circuit—Digital Satellite	Satellite set-top boxes	Set-top box and DVR

Our Technology

We believe that we possess the expertise and experience, breadth and depth of technologies and the skills required to address and compete effectively in our target markets. These capabilities result from our in-depth understanding of the environments in which we operate, knowledge and experience with customer and operator requirements, and extensive communications system understanding.

Home Networking

Our home networking products are based on an innovative platform technology that allows very high-speed and reliable communications between coaxial cable home outlets without the need to modify the home coaxial cable system and without interfering with existing cable television services. This technology has been designed to address the very difficult communications environment of the coaxial cable home network architecture. We have developed an in-depth understanding of the home coaxial cable environment as a result of extensive testing and characterization of both the coaxial cable home network and its components, such as splitters, cables, taps, and home entertainment devices including television sets and set-top boxes. These tests provided us with a large database of home coaxial cable network characteristics from which we have developed a set of tools and models that we use to optimize our solutions for this environment.

Coaxial home cabling is designed for “vertical” communications to and from the cable system head-end to the devices connected to coaxial cable outlets in the home, such as television sets and set-top boxes, and has in the past primarily been used for the delivery of cable television, data (cable modem) and, more recently, voice over internet protocol services. The in-home coaxial cable architecture has been specifically designed to prevent inter-outlet communications through the use of splitters with high port-to-port isolation. This leads to a highly dispersive physical layer channel, over which it is difficult for typical digital communication systems to operate. The historical inability to address these issues associated with in-home coaxial cable architecture has contributed to the creation of “islands” of digital entertainment within the home.

Our home networking technology is a full-mesh, peer-to-peer network. It overcomes the inherent limitations of home coaxial cable cabling and enables high-speed “horizontal” communications between the outlets in cable homes. This is accomplished through a combination of an adaptive physical layer that optimizes the signal modulation in order to maximize the channel capacity of the in-home coaxial cable network and a unique media access controller protocol that maintains very low latency independent of network load by allocating channel resources without contention or retransmission. The system simplifies installation and maintenance requirements through the use of an ad-hoc network controller functionality, which makes the network self-healing and provides redundancy. Our home networking solution is implemented using an efficient and flexible architecture through an optimized combination of hardware, firmware, software and cost effective radio frequency integrated circuit and system-on-a-chip implementations.

The following graphic demonstrates how our home networking technology enables horizontal communications between home coaxial cable outlets, providing room-to-room connectivity, in addition to the vertical communications path traditionally used in the home coaxial cable system:

Our home networking technology has been selected as the basis for the MoCA standard for home networking over coaxial cable after a selection process that involved an extensive and successful field trial conducted by MoCA. The field trial demonstrated that our home networking technology repeatedly achieved a very reliable net throughput in excess of 110 megabits per second at acceptable packet error rate levels to support in-home video distribution at quality levels appropriate for service provider-based pay-television developments. This net throughput allows for the simultaneous delivery of four full-rate HDTV channels and other services, such as voice and data.

Broadband Access

Our broadband access solutions use coaxial cable infrastructure to deliver “last kilometer” connectivity for high-speed broadband access to single-family homes and multiple dwelling units. Our solutions are designed to work on passive coaxial cable networks. This means that a fiber node in the hybrid fiber coaxial, or HFC, network, or the passive optical network, or PON, terminates at the last active device in a coaxial cable wide area network. This termination point is typically within 600 meters of a customer’s premises. For active or passive coaxial cable distribution plants extending up to 1.2 kilometers, cable operators can use a c.LINK-compliant distribution amplifier which increases coverage while delivering the same throughput performance. Our solutions are based on our c.LINK Access technology and provide efficient communications between an access node, such as a fiber termination in the basement of an apartment building, and the cable outlets in each apartment throughout the building.

The c.LINK Access technology utilizes a single radio frequency channel for communicating in both the “upstream” and “downstream” directions. This allows flexibility in the allocations of the amount of information transmitted in either direction. For example, if a user has a significant amount of information to send from a computer, such as video files or photos loading to a server on the Internet, the c.LINK Access technology can allocate the available resources for the requisite time duration to this “upstream” direction. Also, since the access node device and the client do not transmit and receive simultaneously, the device can share much of the front-end circuitry for both transmit and receive functions, resulting in additional cost savings. Since communications to different nodes in the network and to or from each device are accomplished through the time division of the radio frequency channel, a single device using our c.LINK Access technology at the access node can communicate with as many as 31 clients, resulting in a cost-effective solution for high-speed broadband access. Our solution is also able to simultaneously support up to four channels over a single coaxial cable. As a result, our solution is scalable up to 124 subscribers over a single distribution cable supporting an effective physical layer rate of over 1 gigabit per second.

DBS Outdoor Unit

Our DBS outdoor unit solutions simplify the installation required to support simultaneous reception of multiple channels from multiple satellites over a single cable. This capability is critical to allow a satellite receiver to enable picture-in-picture viewing or to record and watch two or more programs simultaneously, using a single cable. In cable television systems, all the channels are available over the coaxial cable connected to the television set or the cable set-top box. In satellite systems, the number of channels available from multiple satellites typically exceeds the channel carrying capabilities of the connecting cable. The channel stacking switch and band translation switch technologies are designed to select desired satellite channels and re-arrange them for delivery to the indoor set-top box over a single connecting cable. This single cable connects the outdoor unit to either many set-top boxes in and around the home or a media center inside the home, and delivers all the programs being viewed on the various devices inside the home. In a legacy system that does not use the channel stacking switch and band translation switch technologies, additional cables may be required as the numbers of simultaneously viewed satellite channels or the number of simultaneously viewed programs increases.

The implementation of such complex radio frequency processing in an integrated radio frequency integrated circuit requires our unique radio frequency system architecture and design capabilities, including the design of multiple, independently operable, low noise oscillators on a single die, cross-point switching, and high isolation techniques realized in both circuit design and advanced floor planning methodologies.

Silicon Television Tuners

Our radio frequency technology is well suited for the design of low-cost, high-performance, low-power and small footprint, satellite, terrestrial and cable single and multiple television tuner integrated circuits. Our silicon television tuner integrated circuits integrate radio frequency functions, including those performed by a surface acoustic wave filter, with other major discrete components into a single die while maintaining the performance of traditional non-silicon can tuners. Our system architecture is capable of addressing today’s legacy standard interfaces to digital demodulation integrated circuits, and at the same time is optimized for future interfaces. This architecture is also ideal for an integrated, multiple tuner, single integrated circuit implementation. Our low noise, high dynamic range front-end and low phase noise design combined with the integrated, tunable, high selectivity radio frequency filters ensure that we can meet the stringent requirements of both terrestrial and cable applications. Our fully-integrated, auto-calibrated, analog signal processing and high isolation techniques including advanced floor-planning methodologies enable us to design multi-standard, multiple tuners on a single silicon die.

Customers

We work closely with ODMs, OEMs and leading service providers around the world to increase the adoption of connected home entertainment solutions that incorporate our technology. Service providers that utilize our products are mainly served by leading consumer electronic ODMs and OEMs of connected home entertainment solutions. We have been selected by leading equipment manufacturers such as Actiontec, Jabil Circuit and Motorola for deployments by leading service providers such as DirecTV, EchoStar, J:COM and Verizon. In 2006 and in the first three quarters of 2007, Entropic and RF Magic together derived revenues from more than 80 customers globally.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenues. During the year ended December 31, 2006 and the nine months ended September 30, 2007, ten customers accounted for approximately 92% and 95%, respectively, of the pro forma revenues of Entropic and its recently-acquired subsidiary, RF Magic. During the year ended December 31, 2006, Actiontec, Motorola and

CalAmp accounted for 31%, 23% and 11%, respectively, of the pro forma revenues of Entropic and RF Magic. During the nine months ended September 30, 2007, Motorola, Actiontec and Jabil Circuit accounted for 39%, 24% and 12%, respectively, of the pro forma revenues of Entropic and RF Magic. In addition, we depend on a limited number of service providers that purchase products from our customers that incorporate our products. During the year ended December 31, 2006 and the nine months ended September 30, 2007, products sold to Entropic’s and RF Magic’s customers that were incorporated into products purchased by Verizon and EchoStar accounted for substantially all of the pro forma revenues of Entropic and RF Magic.

For the year ending December 31, 2006, 92.9% of the pro forma revenues of Entropic and RF Magic were derived from Asia, 4.0% were derived from the United States and other North American countries and 3.1% were derived from Europe. For the nine months ended September 30, 2007, 95.0% of the pro forma revenues of Entropic and RF Magic were derived from Asia, 2.7% were derived from the United States and other North American countries and 2.3% were derived from Europe. Many of our ODM and OEM customers in Asia incorporate our chipsets into products that they sell to U.S.-based service providers.

Sales and Marketing

We sell our products worldwide through multiple channels, including our direct sales force and our network of domestic and international sales representatives and distributors. We have strategically located our direct sales personnel in the United States, Europe, China and Taiwan, where each salesperson has specific end-user market expertise. Our sales directors focus their efforts on leading ODMs and OEMs. We also have field application engineers who provide technical support and assistance to existing and potential customers in designing, testing, qualifying and certifying systems that incorporate our products.

Our sales cycles typically take a significant amount of time to complete, requiring a substantial expenditure of resources before realization of revenue from product sales, if at all. Such long sales cycles mean that service providers’ and ODM and OEM customers’ product selections, once made, are normally difficult to change. As a result, a design loss to one of our competitors may negatively impact our financial results for several years. Similarly, design wins may result in an extended period of revenue opportunities.

Our sales and marketing strategy is to achieve design wins with leading ODMs and OEMs and mass deployment of our solutions with service providers worldwide. This requires us to work extensively and collaboratively with our ODM and OEM customers as well as the service providers who purchase products from them. As a result, we believe that our established relationships allow us faster time to market and will lead to greater proliferation of our solutions.

Our marketing group focuses on our product strategy and management, product development roadmaps, product positioning, new product launch and transition, demand assessment and competitive analysis. The group also ensures that product development activities, product launch, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed and timely manner in coordination with our development, operations and sales groups as well as our service provider representatives, ODMs and OEMs. Our marketing group also has programs in place to heighten industry awareness of our company, products and technologies, including participating in technical conferences, support of industry initiatives such as MoCA, publication of technical whitepapers, and exhibition at trade shows.

Research and Development

We believe our future success depends in part on our ability to introduce enhancements to our existing products and to develop new products for existing and emerging markets. We work closely with service providers and their ODM and OEM partners to understand their requirements and align our research and development efforts to meet their system requirements. We are also actively engaged in advancing the MoCA standard through our research and development efforts. We have assembled a team of highly skilled design engineers with core competencies in complex communications chipsets, radio frequency integrated circuits and embedded application software expertise. Our engineers are responsible for new product development efforts while continuing to enhance existing products and provide critical technical support to our customers.

As of September 30, 2007, we had 148 full-time employees engaged in research and development. Entropic’s research and development expense was $22.8 million for the nine months ended September 30, 2007 and $9.0 million, $9.6 million and $11.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. RF Magic’s research and development expense was $10.1 million, $9.8 million and $11.2 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Competition

The markets for our products are extremely competitive and are characterized by rapid technological change, evolving industry standards and new demands for features and performance of multimedia content delivery solutions. We believe the principal competitive factors in our markets include the following:

•	the adoption of our products and technologies by service providers, ODMs and OEMs;

•	the performance and cost effectiveness of our products relative to our competitors’ products;

•	our ability to deliver high quality and reliable products in large volumes and on a timely basis;

•	our ability to build close relationships with service providers, ODMs and OEMs;

•

our success in developing and utilizing new technologies to offer products and features previously not available in the marketplace that are technologically superior to those offered by our competitors;

•	our ability to identify new and emerging markets and market trends;

•	our ability to recruit design and application engineers and other technical personnel; and

•	our ability to protect our intellectual property and obtain licenses to the intellectual property of others on commercially reasonable terms.

We believe that we compete favorably with respect to each of these criteria. However, conditions in our markets could change rapidly and significantly as a result of technological advancements or the adoption of new standards for the delivery of HD video and other multimedia content. In addition, many of our current and potential competitors have longer operating histories, significantly greater resources, stronger name recognition and a larger base of customers than we do. This may allow them to respond more quickly than we are able to respond to new or emerging technologies or changes in customer requirements or it may allow them to deliver products that are priced lower than our products or which include features and functions that are not included in our products.

In the market for home networking solutions, we are currently the only high-volume supplier of MoCA-compliant chipsets. In the near-term, therefore, we believe our primary competition in this market will be from companies that offer products based on non-MoCA home networking solutions, such as Ethernet, HomePNA, Home Plug AV, Wi-Fi and WiMedia. In the future, we expect other semiconductor manufacturers to compete with us in the manufacture and sale of MoCA-compliant chipsets. In the broadband access market, our broadband access products compete with other, more well-established high-speed wide area networking technologies such as DOCSIS, xDSL and WiMAX. While we believe that our products compete favorably against alternative technologies in these markets, the ultimate competitiveness of our products is highly dependent on, and sensitive to, the particular facts and circumstances of each service provider and its end user customers such as the type of media content being distributed, the environment in which the distribution is taking place, the available network bandwidth and distribution mediums, and the number of devices connected to a network. In the digital broadcast satellite market, our band translation switch and channel stacking switch products face competition from discrete solution providers and other semiconductor manufacturers. In the market for television tuners, our silicon television tuners face competition from silicon and non-silicon tuners that offer similar functionality.

Manufacturing

We use third party foundries and assembly and test contractors to manufacture, assemble and test our products. This outsourced manufacturing approach allows us to focus our resources on the design, sales and marketing of our products and avoid the cost associated with owning and operating our own manufacturing facility. Our engineers work closely with foundries and other contractors to increase yields, lower manufacturing costs and improve quality.

We currently outsource the manufacturing of our home networking and our broadband access products principally to TSMC and the manufacturing of our DBS outdoor unit and silicon television tuner products to Jazz Technologies. Our products are shipped from such third party foundries to third party assembly and testing facilities. Our home networking and our broadband access chipsets are primarily assembled and tested by Amkor, while our DBS outdoor unit and silicon television tuner products are primarily assembled by Amkor and tested by Giga Solution. We do not have a guaranteed level of production capacity from any of our subcontractors’ facilities to produce our products. We have implemented a robust quality management system, designed to assure high levels of product quality for our customers. We have completed and have been awarded ISO 9001:2000 certification. In addition, the independent foundries, assembly, and test subcontractors identified above have been awarded ISO 9001:2000 certifications, among others.

Government Regulation

As a company that provides systems solutions comprised of silicon integrated circuits and associated software, we are subject to certain government regulations, including U.S. export controls and foreign countries’ import regulations, as well as customs duties and export quotas; regulations relating to the materials that comprise our products (such as the European Union’s Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment); and regulations placing constraints on our customers and service providers’ services (such as the FCC’s regulations relating to radio frequency signals emitted in the United States and laws and regulations regarding local cable franchising).

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to develop and protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. However, these measures may not provide meaningful protection for our intellectual property.

We review our technological developments to identify features that provide us with a technological or commercial advantage, and we file patent applications when we deem it to be appropriate to protect these features in the United States and internationally in select countries. In addition to developing patented technology internally, we evaluate the acquisition and licensing of intellectual property from third parties that complements our business. As of September 30, 2007, we held nine issued patents, one of which is currently being reexamined by the U.S. Patent and Trademark Office, and had over 80 patent applications pending in the United States and in selected foreign countries. The term of each of our issued patents in the United States is 20 years from its filing date and to the extent our patent applications are pending for a long period of time, the term of any resulting patents will be correspondingly reduced. The remaining terms of our issued patents range from 16 to 18 years in most jurisdictions, taking into account patent term adjustments that have been applied to the patent terms, and provided we pay applicable maintenance fees throughout the terms.

We are the owner of several registered trademarks in the United States and in certain foreign countries, including “Entropic”, “Entropic Communications”, “c.LINK” and “RF Magic.”

In connection with our membership in MoCA, we are required to license any of our patent claims that are essential to implement the MoCA specification to other MoCA members under reasonable and non-

discriminatory terms. Because our core home networking technology is a primary component of the MoCA specification, we are required to license portions of this technology to other MoCA members, including other semiconductor manufacturers that may compete with us in the sale of MoCA-compliant chipsets. However, only essential patent claims necessary to implement the MoCA specification are subject to this requirement. We are not required to license patent claims that are not essential to implement the MoCA specification, nor are we required to license patent claims that are unrelated to the MoCA specification. Of our nine issued patents, we believe that none contain claims that we would be required to license to other MoCA members. Of the more than 80 patent applications that we currently have pending, we believe that approximately 16 contain claims that we would be required to license to other MoCA members. To date we have not entered into a license of our MoCA-related patent claims, so the terms of any required license have not been established.

In November 2007, we entered into a license agreement with EchoStar Technologies Corporation, pursuant to which we received a retroactive and prospective world-wide, non-transferable, non-exclusive, non-sublicensable license to certain band translation switch technology. In return, we agreed to license on reasonable and non-discriminatory terms any of our patents and patent applications related to certain band translation switch technology and claiming inventions conceived prior to November 7, 2007 to a third party to be designated by EchoStar, for use in deployments by EchoStar and its affiliates or designees. We use this technology in connection with our semiconductor devices that enable tuning signals to be received at the satellite antenna and the delivery of a tuned signal to the set-top box deployed by EchoStar. This agreement will remain in effect until the later of (i) the expiration of the patents owned by EchoStar and us covering band translation switch technology and (ii) the time at which we are no longer developing or supplying band translation switch products to EchoStar.

In addition to our patent rights, we hold significant intellectual property in the form of proprietary trade secrets which we rely on to compete. Designing integrated circuits that comply with the MoCA specification or implement our DBS outdoor unit solutions is technically difficult and requires the application of a wide range of complex engineering disciplines. During the course of creating the technology on which the MoCA standard is based, we developed significant proprietary know-how and techniques for overcoming the engineering challenges involved in designing MoCA-compliant products. We retain such know-how and techniques as proprietary trade secrets that we are not required to license to others as a result of our membership in MoCA. Similarly, we have developed significant proprietary know-how and techniques for implementing our DBS outdoor unit solutions in satellite installations. Consequently, even though we are required to license patent claims that are essential to implement the MoCA standard to other MoCA members and have agreed to license any of our patents and patent applications related to certain band translation switch technology and claiming inventions to a third party to be designated by EchoStar, for use in deployments by EchoStar and its affiliates or designees, in each case on reasonable and non-discriminatory terms, we believe that such licensees would need to overcome significant engineering challenges and develop or obtain comparable proprietary know-how and techniques in order to design products that compete successfully against ours.

We generally enter into confidentiality agreements with our employees, consultants and strategic partners, and typically control access to and distribution of our proprietary information. Our employees are generally required to assign their intellectual property rights to us and to treat all technology as our confidential information.

Employees

As of September 30, 2007, we employed a total of 249 people on a full-time basis, including 148 in research and development, 80 in sales, marketing, general and administrative, and 21 in operations. We also engage temporary employees and consultants. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

We lease approximately 43,600 square feet of space for our current corporate headquarters in San Diego, California, under two lease agreements. One agreement, under which we lease approximately 22,300 square feet of space, expires in May 2010 and the other agreement, under which we lease approximately 21,300 square feet of total space, expires in February 2008. In August 2007, we entered into a lease agreement for approximately 90,000 square feet of space for our future corporate headquarters in San Diego, California. The lease is anticipated to commence on or before February 2008 and will expire approximately seven years after the lease commencement date, subject to two five-year renewal options. In addition to our headquarters, we lease additional offices in San Jose, California; Hong Kong and Shenzhen, China; Biot, France; Kfar Saba, Israel; and Taipei, Taiwan.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business. As our existing leases expire and as we continue to expand our operations, we believe that suitable space will be available on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Patrick Henry	44	Chief Executive Officer and Chairman of the Board
Mark Foley	49	President and Chief Operating Officer
David Lyle	43	Chief Financial Officer
Itzhak Gurantz	62	Chief Technology Officer
Lance Bridges	46	Vice President of Corporate Development and General Counsel
Michael Economy	44	Vice President of Worldwide Sales
Timothy Pappas	43	Vice President of Operations
Kurt Noyes	48	Vice President, Finance and Chief Accounting Officer
Thomas Baruch(2)(3)	68	Director
Amir Mashkoori(1)(3)	45	Director
Kenneth Merchant(1)	60	Director
Umesh Padval(2)(3)	49	Director
John Walecka(2)	48	Director
Rouzbeh Yassini(1)	48	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Patrick Henry has served as Entropic’s Chief Executive Officer and as a member of our board of directors since September 2003 and Chairman of the Board since July 2007. From February 2003 to September 2003, Mr. Henry was President and Chief Executive Officer of Pictos Technologies Inc., a developer of digital imaging products which was acquired by ESS Technology. Prior to joining Pictos, from September 2001 to October 2002, Mr. Henry was Chief Executive Officer of Lincom Wireless, Inc., a chip manufacturing company focused on 802.11 wireless LAN products. Mr. Henry also served as a vice president and general manager at LSI Logic Corporation, and was a senior vice president at C-Cube Microsystems Inc., a developer of digital video ICs. Mr. Henry has also held sales and marketing management positions at Hyundai Electronics America (now Hynix Semiconductor Inc.) and Advanced Micro Devices, Inc., or AMD. Mr. Henry received an M.B.A. from the University of Southern California, and holds a B.S. in engineering science and mechanics from the Georgia Institute of Technology.

Mark Foley has served as Entropic’s President and Chief Operating Officer since June 2007. Prior to joining Entropic, Mr. Foley co-founded and served as the President and Chief Executive Officer and a director of RF Magic since August 2000. Prior to working at RF Magic, Mr. Foley led technical marketing and applications at Conexant Systems, Inc., a supplier of semiconductors for broadband communications, and also served as Director of Marketing and Director of Engineering for the commercial broadcast engineering group at ComStream, Inc. Mr. Foley received a B.S. in electrical engineering from the University of Southern California.

David Lyle has served as Entropic’s Chief Financial Officer since June 2007. From August 2005 to June 2007, Mr. Lyle was the Chief Financial Officer at RF Magic. Prior to working at RF Magic, Mr. Lyle was Finance Director and Controller for the Mobile Communications business unit at Broadcom Corporation, a leading provider of highly integrated semiconductor solutions. He joined Broadcom in July 2004 through its acquisition of Zyray Wireless Inc., a WCDMA baseband co-processor company where he served as CFO beginning in January 2004. From March 2000 to October 2003, he was CFO at Mobilian Corporation, a wireless data communications semiconductor company. Mr. Lyle has also served in various finance roles at Intel Corporation in the microprocessor and networking groups and also worked at Intel Capital, focusing on mergers and acquisitions primarily for the wireless communications and computing group. Mr. Lyle received his undergraduate degree in business from the University of Southern California and an M.B.A. from Arizona State University as well as Master of International Management degree from The Garvin School of International Management (Thunderbird).

Itzhak Gurantz has served as Entropic’s Chief Technology Officer since May 2007. Dr. Gurantz co-founded Entropic in 2001 and served as Chief Executive Officer, becoming Chief Technology Officer in September 2003 and serving as a part-time employee from June 2006 to May 2007. He also served as Entropic’s Chairman of the Board from January 2001 to April 2007. Beginning in 1997, Dr. Gurantz served as Vice President of Engineering for the Digital Entertainment Division of Rockwell Semiconductor (now Conexant). In 1984, Dr. Gurantz co-founded ComStream Corporation and held engineering and research and development leadership positions. Prior to co-founding ComStream, Dr. Gurantz worked at Linkabit Corporation. Dr. Gurantz received a Ph.D. in electrical engineering from the University of California at Berkeley and holds a B.S. and an M.S. in electrical engineering from the Technion, Israel Institute of Technology in Haifa, Israel.

Lance Bridges joined Entropic in May 2007 as Entropic’s Vice President of Corporate Development and General Counsel. Prior to joining Entropic, Mr. Bridges was a partner at Cooley Godward Kronish LLP, where he practiced law since 1991. Mr. Bridges received a J.D. from the University of California, Berkeley School of Law (Boalt Hall) in 1990. Mr. Bridges concurrently earned an M.B.A., concentrating in finance and strategic planning, from the Walter A. Haas School of Business Administration, University of California, Berkeley. In 1985, Mr. Bridges received a B.A. in economics from the University of California, San Diego. Prior to attending law school, Mr. Bridges worked for a regional investment banking firm as a financial analyst specializing in business valuations and merger and acquisition advisory services. Mr. Bridges is a member of the State Bar of California and the Business Law section of the American Bar Association.

Michael Economy has served as Entropic’s Vice President of Worldwide Sales since February 2004. Prior to joining Entropic, Mr. Economy served as Vice President OEM Sales at Trident Microsystems, Inc., a graphics-chip manufacturer, from 1998 to 2003. Mr. Economy was Vice President of Marketing at Synergy Semiconductor until its acquisition by Micrel, Inc., and also held positions as a product engineer and technical and product marketing manager at AMD. Mr. Economy received a B.S. in Electrical Engineering in Solid State, Microwave and Quantum Electronics from the University of California, Davis.

Timothy Pappas joined Entropic in September 2002 as Manager of Product and Test, and was promoted to Director of Operations in March 2004 and to Vice President of Operations in April 2006. Prior to joining Entropic, Mr. Pappas served as Manager of Product Engineering at Conexant, from 1999 to 2002. Additionally, Mr. Pappas served as manager of the product engineering group for Mindspeed Technologies, Inc., a semiconductor and software networking solutions company. He has also held senior product engineering positions with industry pioneers Brooktree Corporation and TRW Automotive Inc. Mr. Pappas received a B.S. in electrical engineering from San Diego State University.

Kurt Noyes has served as Entropic’s Vice President, Finance and Chief Accounting Officer since May 2007. Mr. Noyes joined Entropic in September 2002 as Controller, becoming Director of Finance in October 2003, and then becoming Vice President of Finance and Administration in December 2005. Prior to joining Entropic, Mr. Noyes served as Director of Finance at Cargo Technology, Inc., a packing solutions company, from June 2002 until September 2002. Mr. Noyes also held various management positions with Camino Neurocare, Inc., Anchor Chips Inc., Provide Commerce, Inc. and Applied Micro Circuits Corporation. Mr. Noyes received a B.S. in Accounting from the University of Wisconsin-La Crosse and an Executive M.B.A. from San Diego State University. Mr. Noyes is also a California-licensed Certified Public Accountant.

Thomas Baruch has served as a member of our board of directors since 2001. Mr. Baruch is the founder and a managing director of CMEA Ventures, a venture capital firm that was established in 1989 as an affiliated fund of New Enterprise Associates. Mr. Baruch is currently on the board of directors of two public companies, Monogram Biosciences, Inc. and Symyx Technologies, Inc., and several private companies, including Codexis, Inc. and Intermolecular, Inc. where he serves as Chairman of the Board. Before starting CMEA Ventures, Mr. Baruch was a founder and Chief Executive Officer of Microwave Technology, Inc. Prior to working at Microwave Technology, Inc. Mr. Baruch managed a dedicated venture fund at Exxon, and was President of the Exxon Materials Division. Earlier in his career, Mr. Baruch worked as a patent attorney. Mr. Baruch received a B.S. in engineering degree from Rensselaer Polytechnic Institute and a J.D. from Capital University. He is a registered patent attorney and is also a member of the Board of Trustees of Rensselaer Polytechnic Institute and the Board of Trustees of the Berkeley Institute of Synthetic Biology.

Amir Mashkoori has served as a member of our board of directors since 2004. Mr. Mashkoori is currently the Chief Executive Officer of Kovio, Inc., a semiconductor company. Prior to joining Kovio in 2006, he was the executive vice president of the Wireless Solutions Division of Spansion Inc., a manufacturer of flash memory semiconductors. Mr. Mashkoori began his professional career at AMD in 1978, serving in various senior level operational roles for a period of 17 years. Additionally, Mr. Mashkoori held the position of vice president of operations and later senior vice president of operations and business development at Trident Microsystems between 1996 and 1998. Mr. Mashkoori rejoined AMD in 1999 and held various executive positions including vice president of operations, vice president of the Embedded Business Unit and vice president of the Wireless Business Unit. Mr. Mashkoori received a B.S. in business finance from San Jose State University, and an M.B.A. from San Jose State University.

Kenneth Merchant has served as a member of our board of directors since April 2007. Since 1997 Dr. Merchant has held the Deloitte & Touche LLP Chair of Accountancy at the University of Southern California, or USC, and currently teaches in USC’s M.B.A., Executive M.B.A. and undergraduate accounting programs. Dr. Merchant also served as Senior Associate Dean-Corporate Programs in USC’s Marshall School of Business and as Dean of USC’s Leventhal School of Accounting. Dr. Merchant is also a part-time research professor at the University of Maastricht, The Netherlands. Before joining USC, Dr. Merchant taught at Harvard University and the University of California, Berkeley. Dr. Merchant started his professional career at Texas Instruments, Inc., and Ernst & Young LLP. Dr. Merchant is currently serving as a director and member of the audit and compensation committees of Universal Guardian Holdings, Inc. and was formerly a director of Diagnostic Products Corporation and John Laing Homes. Dr. Merchant received a Ph.D. in accounting from the University of California, Berkeley, an M.B.A. in operations research and production from Columbia University, and a B.S. in industrial economics from Union College.

Umesh Padval has served as a member of our board of directors since December 2004. Mr. Padval currently serves as an Operating Partner at Bessemer Venture Partners. Prior to joining Bessemer in September 2007, Mr. Padval served as Executive Vice President, Consumer Products at LSI Logic Corporation. Prior to his promotion to Executive Vice President, Consumer Products, Mr. Padval was senior vice president and general manager for LSI’s Broadband Entertainment Division, a position he held since 2001. Mr. Padval served as Chief Executive Officer of C-Cube from 2000 to 2001, C-Cube’s President from 1998 to 2000 and a member of C-Cube’s board of directors from 1998 to 2001. Previously, Mr. Padval was senior vice president and general manager of the Consumer Digital Entertainment Division at VLSI Technology, Inc. Mr. Padval also served as senior vice president and general manager for VLSI’s Computing Division. Before joining VLSI in 1984, Mr. Padval held marketing and engineering positions at AMD. Mr. Padval is a member of the Monolithic Power Systems, Inc. board of directors. He received a B.S. in technology from the Indian Institute of Technology, Bombay, and an M.S. in engineering from Pennsylvania State University and Stanford University.

John Walecka has served as a member of our board of directors since 2001. Mr. Walecka is a founding partner and a general partner of Redpoint Ventures. Prior to founding Redpoint, Mr. Walecka was a general partner with Brentwood Venture Capital, a firm he joined in 1984. Mr. Walecka currently focuses on software infrastructure and security products in the enterprise as well as enabling products for the cable, consumer and broadband markets. Mr. Walecka served as director of the Western Association of Venture Capitalists and is currently a director of the Stanford Business School Venture Capital Trust and the Menlo Park Atherton Education Foundation. Prior to joining Brentwood, Mr. Walecka worked at Hewlett-Packard Company and the Stanford University Smart Product Design Laboratory. Mr. Walecka received a B.S. and an M.S. in engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Rouzbeh Yassini has served as a member of our board of directors since 2002. Dr. Yassini is a founder and the Chief Executive Officer of YAS Broadband Ventures LLC. Dr. Yassini was the founder, chairman, Chief Executive Officer and president of LANcity Corp., where he was involved with inventing the technology behind cable modems and establishing cable modem industry standards through CableLabs. Dr. Yassini is a worldwide speaker and author on topics related to digital services such as voice, data and video using broadband infrastructure, and author of the book Planet Broadband. Dr. Yassini also serves on the board of directors of several private companies. Dr. Yassini received an honorary Ph.D. in science and a B.S. in electrical engineering from West Virginia University.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members but will be reduced to seven members effective upon the closing of this offering. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

Our board of directors has determined that six of our seven directors, Thomas Baruch, Amir Mashkoori, Kenneth Merchant, Umesh Padval, John Walecka and Rouzbeh Yassini, are independent directors, as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules. Mr. Baruch serves as our lead independent director.

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. Baruch, Henry and Mashkoori, and whose terms will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which will consist of Mr. Walecka and Dr. Yassini, and whose terms will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III, which will consist of Dr. Merchant and Mr. Padval, and whose terms will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of any holders of preferred stock. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66- 2/3% of our voting stock.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Kenneth Merchant, Amir Mashkoori and Rouzbeh Yassini. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. Dr. Merchant serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related-person transaction policy and reviewing and monitoring compliance with our code of conduct and ethics;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on a periodic basis the performance of the audit committee.

Our board of directors has determined that Dr. Merchant qualifies as an audit committee financial expert within the meaning of SEC regulations and the Nasdaq Marketplace Rules. In making this determination, our board has considered Mr. Merchant’s formal education, his current position with the University of Southern California, his accounting and auditing firm experience, and the nature and scope of his previous experience with public companies. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of John Walecka, Thomas Baruch and Umesh Padval. Mr. Walecka serves as the chair of our compensation committee. Our board of directors has determined that each of the directors serving on our compensation committee is independent within the meaning of the rules of the SEC and the listing standards of the Nasdaq Stock Market. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the type and amount of compensation to be paid or awarded to our non-employee board members;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

•	reviewing and assessing on a periodic basis the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Thomas Baruch, Amir Mashkoori and Umesh Padval. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. Mr. Baruch serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application, and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	periodically evaluating the performance of the nominating and corporate governance committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overall Compensation Philosophy

Our compensation committee is comprised of independent directors within the meaning of applicable SEC and Nasdaq rules. The compensation committee’s responsibilities and duties are outlined in detail under the heading “Management — Board Committees — Compensation Committee” in this prospectus.

We seek to develop compensation packages for our employees that will allow us to attract, retain and motivate talented employees at all levels within the organization to further enhance long-term stockholder value. The primary objectives of our executive compensation program are establishing compensation for our executive officers that is externally competitive, aligning compensation with our short-term and long-term performance, building stockholder value by providing incentives based on achievement of corporate goals and providing differentiated compensation based on individual performance. In order to implement those objectives, we provide a total compensation package to our executive officers through a mix of salary, bonus and long-term equity-based compensation that is designed to be competitive with comparable companies within the semiconductor industry, align management’s incentives with the long-term interests of our stockholders and reward our executive officers for achievement of corporate and individual goals.

When assessing the composition of risk and reward-based incentives as elements of total compensation, we consider our stage of development, which until the completion of this offering has been a privately held company. Historically, our executive compensation programs have emphasized long-term incentive awards rather than salary and annual cash bonuses. We believe that this has allowed us to retain talented, entrepreneurial managers that we would not otherwise have been able to attract with our salary and bonus structure, which was necessarily limited by our lack of liquidity and capital resources. We also believe that this emphasis on long-term incentives, implemented through stock option awards, serves to align the total compensation of our executive officers with the risk and reward profile of our stockholders.

As a component of the evaluation of 2006 executive compensation, the compensation committee reviewed third party survey compensation data of executive officers of technology companies that our management, in conjunction with the compensation committee, determined were comparable to us in terms of industry sector and stage of development. While the compensation committee used such compensation survey data to help benchmark executive compensation, it ultimately applied its subjective discretion to set pay and did not use a formula to set pay in relation to this market data. In addition, to aid the compensation committee in performing its duties, our Chief Executive Officer provided recommendations concerning the compensation of executive officers, excluding himself, and also provided the compensation committee with an analysis of annual corporate goal achievement and executive officer performance. The compensation committee reviewed these recommendations and analyses provided by our Chief Executive Officer and considered them in making compensation decisions. The compensation committee has not historically retained the services of outside compensation consultants to assist with benchmarking and setting executive compensation, but it may do so in the future.

Since the beginning of 2007, we have added four new executive officers, including our Chief Financial Officer, David Lyle. We do not anticipate that our detailed disclosure of 2007 compensation for Mr. Lyle (or any of such other executive officers, to the extent that they will be named executive officers for whom detailed disclosure of 2007 compensation will be made) will be materially different from the range of base salary, bonuses and long-term incentives that we have disclosed for our current named executive officers.

In terms of structure and philosophy, the compensation program for executive officers has not been materially changed for 2007 as compared to 2006. The compensation committee anticipates that as we grow and become a more well-established enterprise, our peer group for compensation benchmarking purposes will change significantly, more specific relevant compensation benchmarking data will become available, and the compensation committee will be able to develop and implement new ways to measure and reward executive performance in order to build stockholder value, closely align compensation with our short-term and long-term goals and provide executive compensation that is competitive with comparable companies.

Elements of Compensation

To accomplish our executive compensation program objectives, we provide our executive officers with compensation packages that generally consist of the following components: base salary, bonus and long-term incentives. Our executive officers are also entitled to potential payments upon specified termination or change in control events. Additionally, our executive officers receive other benefits that are generally available to our employees.

Base Salary

Base salaries are used to attract and retain employees by providing a portion of compensation that is not considered “at risk”, as compared to other performance-based and long-term incentives. The initial base salary for each executive officer was established at the time of hire taking into account the executive officer’s scope of responsibilities, qualifications, experience, competitive salary information and internal equity. Base salaries for ensuing years are determined based on an assessment of the executive’s performance against job responsibilities, overall company performance and competitive salary information. These factors are subjectively assessed by our board of directors or compensation committee, and no methodology is used to systematically score or weight such factors in determining base salaries. Annual adjustments in base salaries, if any, have generally been made effective as of January 1. Historically, our compensation committee and Board have annually reviewed base salaries for our executive officers in December of each year. Going forward, the compensation committee intends to review base salaries during the first quarter of the fiscal year, and therefore any change in base salary will reflect the prior year’s business and individual performance achievements. For purposes of setting base salary levels, the compensation committee will consider both an executive officer’s exhibited value to the organization and its business, as well as his or her anticipated contributions to the success (both short-term and long-term) of the company.

Our board of directors met in December 2005 to consider the base salaries of our executive officers for 2006. On the recommendation of the compensation committee, our board determined to keep base salaries for executive officers in 2006 the same as they had been at the end of 2005. This decision was based on a desire to conserve our cash resources at a time when cash expenditures were high and significant sales of our products had not yet materialized. 2006 base salary information for our named executive officers is detailed in the Summary Compensation Table set forth below.

Our board met again in December 2006 to consider the base salaries of our executive officers for 2007. Prior to such meeting, our compensation committee reviewed venture capital compensation survey data compiled on privately held technology companies in the investment portfolios of 17 participating venture capital firms. Companies in the survey were not identified by name but they were categorized by size, based on annual revenues, and data was provided for officers with the same titles or job functions as our named executive officers. Our board used the survey data for companies with revenues greater than $40 million, which was the highest revenue category in the survey. The number of companies in the survey varied depending on the position or title of each named executive officer. For example, data for the chief executive officer was provided by 40 companies, whereas data for the chief financial officer was provided by only 23 companies. Based on this survey data, in 2006 the base salary of our Vice President of Broadband Engineering was 6% above the average base salary of engineering executives at other venture-backed technology companies while the base salaries of our other named executive officers were between 11% and 29% below the average base salaries of corresponding executives at such companies. In order to make our salary structure somewhat more competitive, on the recommendation of the compensation committee our board approved 2007 base salary increases ranging between

5% and 10% for our named executive officers. These increases were not proportionate because they were partly merit-based and because they also attempted to redress the disparity between the survey data and the base salaries of our executives, which disparity was not proportionate for each executive. After accounting for the increases in 2007 base salary, the base salaries of our named executive officers other than our Vice President of Broadband Engineering continued to be below average for comparable companies in the survey.

Bonuses

In 2006, we instituted an executive bonus plan for all our executive officers and director level employees, other than our Chief Executive Officer and our Vice President of Worldwide Sales, each of whom had an individual 2006 bonus plan (as described below) that was approved by our board of directors in December 2005. As a result of these bonus plans, all executive officers were eligible to receive an annual bonus which is designed to offer incentive compensation by rewarding the achievement of corporate and individual goals. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results, and, as such, they provide an incentive to achieve overall company goals and specific individual goals, thereby enhancing stockholder value.

Under the executive bonus plan, the potential bonus payment any participant could have received was measured as a fixed percentage of the participant’s base salary based on whether pre-approved corporate goals were met. If some, but not all, of the corporate goals were met, then the potential bonus dollar amount that each executive officer could earn would be reduced by a pre-determined percentage. Once the potential bonus dollar amount was determined based on attainment of such pre-approved corporate goals, the actual payout amount was then determined based on how well the participant performed in meeting his or her individual goals for the period. Each executive had the ability to earn 0% or between 80% and 110% of the target bonus amount based on his performance in meeting his individual goals. Our compensation committee approved the corporate goals and determined whether they had been achieved at the end of the period to determine the potential bonus dollar amount that could be paid out to each executive officer. The compensation committee delegates to our Chief Executive Officer the task of establishing individual goals and determining the extent to which such individual goals were achieved for all officers other than himself. Individual goals for the Chief Executive Officer, and determination of the extent to which such goals are met, are established by our compensation committee or our board of directors. Corporate goals are typically based on operational, financial and business development objectives. Individual goals are typically based on a particular executive officer’s respective area of responsibility and designed to support overall corporate goal achievement. Our corporate and individual goals are collectively designed to be challenging but attainable and therefore reflect a reward-based form of compensation with a risk of achievement.

The 2006 goals for our Chief Executive Officer were based on achieving revenues of at least $2.2 million during the first quarter of 2006 and revenues of at least $18 million and $23 million during 2006, as well as design wins and unit shipments in specified geographic regions and market segments. The 2006 goals for our Vice President of Worldwide Sales were based on achieving revenues of at least $18 million, $23 million and $30 million during 2006, as well as quarterly revenue forecasts and design wins, defined by unit shipments, with potential customers. The corporate goals for our other executive officers were based on achieving annual revenues of at least $18 million and $23 million, gross margins of at least 30% and operating expenses below those specified in our operating plan during 2006. Given our strong operating performance during the short time that the bonus plan has been in effect, all corporate and most individual goals were met in 2006. As a result of the early, dynamic stage of our development as a privately held company, it has been difficult to assess the probability of achievement of corporate and individual goals under the bonus plan at the time such goals are established. As our business matures and we gain further experience establishing goals under the plan, we expect to be better able to calibrate how difficult it will be to achieve the goals that are established under the bonus plan. For 2006, the target bonus for vice presidents under our 2006 executive bonus plan was 20% of their base salary. Actual payouts to our named executive officers (as defined in “— Summary Compensation Table” below), other than our Chief Executive Officer and Vice President of Worldwide Sales, under such plan are detailed in the summary compensation table below.

Under the 2006 bonus plan for our Chief Executive Officer, or the CEO plan, and under the 2006 bonus plan for our Vice President of Worldwide Sales, or the VP plan, the potential bonus payments were set as a fixed dollar amount for each pre-approved goal. The actual payouts under the CEO plan and the VP plan were determined based on a measure of performance against the various pre-approved goals. Our compensation committee determined whether such goals were achieved during the period and approved bonus payments during the year as such goals were achieved. Unlike the 2006 executive bonus plan for other executive officers, it was not possible for the bonus payments under the CEO plan or the VP plan to exceed the fixed dollar amounts set forth in such plans. The compensation committee did, however, reserve the right to approve discretionary bonuses during the period or at the end of the year to reward extraordinary achievements and superior performance, and to accelerate the payment of year-end bonuses based on the actual or anticipated achievement of 2006 goals prior to the end of the year. For 2006, the target bonus for our Chief Executive Officer under the CEO plan was $135,000 and the target bonus for our Vice President of Worldwide Sales under the VP plan was $225,000.

For 2006, the compensation committee determined that the goals established under the executive bonus plan, CEO plan and VP plan had been substantially achieved and awarded bonuses accordingly. Of our named executive officers, one earned 110% of the target bonus by exceeding his individual goals, two earned 100% of the target bonus by meeting their individual goals and two earned 90% and 93%, respectively, of the target bonus by meeting some but not all of their individual goals.

In April 2007, our board of directors approved a 2007 executive bonus plan for all our executive officers and director level employees, which includes our Chief Executive Officer and our Vice President of Worldwide Sales. The 2007 executive bonus plan was similar to the corresponding 2006 executive bonus plan, the CEO plan and the VP plan, except that the CEO plan was changed from a fixed dollar bonus plan to a target percentage of base salary bonus plan. In light of the substantial changes to the responsibilities of our individual officers that resulted from the acquisition of RF Magic in June 2007, the corporate and individual goals for certain executive officers under the 2007 executive bonus plan were reassessed and the 2007 executive bonus plan was amended and restated following the acquisition. The 2007 goals established for our Chief Executive Officer and our Vice President of Worldwide Sales under the 2007 executive bonus plan remained in place and were not reassessed following the acquisition of RF Magic. The 2007 goals for our Chief Executive Officer and the corporate goals for our other executive officers except our Vice President of Worldwide Sales are based on annual revenues, quarterly gross profit margins and design and segment wins in specified geographic regions and market segments as well as with specified customers and service providers. The goals for our Vice President of Worldwide Sales are based on design wins in specified geographic regions and market segments as well as with specified customers and service providers, quarterly revenue forecasts, annual revenues and performance against quarterly pricing plans. The bonus targets (as a percentage of base salary except where otherwise specified) established for our executive officers for 2007 under the executive bonus plan, as currently in effect, are as follows:

Position/Title	Bonus Target
Chief Executive Officer	50% of base salary
President and Chief Operating Officer	30% of base salary
Vice President of Worldwide Sales	$236,250
Other executive officers	20% of base salary

These bonus targets were determined by our board of directors based primarily on the precedent bonus targets in 2006. The 2006 bonus targets for our named executive officers were established on the recommendation of our compensation committee, comprised of three venture capital investors, based on what they, in their experience, believed to be competitive and appropriate to our stage of development in 2006. For 2007, the bonus target for our Chief Executive Officer remained relatively unchanged (54% of base salary in 2006 compared to 50% of base salary for 2007), but the method for calculating his bonus target was changed from a fixed dollar amount to a percentage of base salary, consistent with the bonus plan for most of our other executive officers. As with other executive officers who may earn in excess of their bonus target if they exceed their individual goals, the 2007 bonus plan for our Chief Executive Officer allowed him to earn up to 120% of his target bonus if his goals were exceeded. For 2007, the bonus target for our Vice President of Worldwide Sales was increased from $225,000 to $236,250 as a result of a revised sales commission structure, which was one element of his bonus target for 2006 and 2007. The 2007 bonus target for our President and Chief Operating Officer was established through negotiation in connection with his offer of employment. The bonus target for our other named executive officers remained at 20% of base salary, unchanged from 2006 to 2007.

As in 2006, the compensation committee reserved the right to approve discretionary bonuses during or at the end of 2007 to reward extraordinary achievements and superior performance, and to accelerate the payment of year-end bonuses based on the actual or anticipated achievement of 2007 goals prior to the end of the year. Through the six months ended June 30, 2007, only our Chief Executive Officer and our Vice President of Worldwide Sales had received any bonus payments for 2007. As of such date, bonus payments totaling $171,250 had been paid to our Vice President of Worldwide Sales based on the achievement of certain of his pre-approved goals, and bonus payments totaling $265,000 had been paid to our Chief Executive Officer based in part on the achievement of certain of his pre-approved goals and in part as a discretionary bonus for the successful completion of two acquisitions. No further bonus amounts are expected to be paid to our Chief Executive Officer for his performance in 2007.

Long-Term Incentives

We provide long-term incentive compensation to our executive officers through equity awards. The 2001 stock option plan was established to provide incentives to our directors, employees, including executive officers, and consultants to perform and execute on our long-term objectives and strategic initiatives. We believe equity awards we have granted help align the interests of our employees with those of our stockholders. Given the early stage of our business, limited cash resources and industry risk profile, we believe the use of equity-based awards as a component of our compensation package for executive officers is the best approach to encourage executive officers to focus on the achievement of corporate goals that align the interests of our executive officers with creating long-term stockholder value.

Stock Options

Our 2001 stock option plan authorizes us to grant stock options to employees, consultants and directors. With respect to executive officers, stock options are typically granted and effective upon commencement of employment and on an annual basis in connection with our performance evaluation process. In the past our performance evaluation process typically occurred at the end of each year, but going forward is expected to occur in the first quarter of each year. The compensation committee also generally makes grants in connection with promotions. All equity-based awards to executive officers require the approval of our board of directors or the compensation committee before they are awarded or communicated to the executive officer.

In determining the number of options awarded to our executive officers, the compensation committee considers the performance of the executive in achieving corporate goals and enhancing stockholder value, the overall number and exercise prices of unvested options held by the executive, and the number of options awarded and timing of those awards made to executive officers in comparable positions within a group of comparable companies. These factors are considered on a collective basis, and our compensation committee then makes a subjective determination as to the size of option grants based on these factors taken as a whole.

Stock options are priced at the fair value of our common stock on the date the award is granted. To date, our board of directors has determined fair value based on factors that it considered relevant, including valuation indicators of our common stock, such as the prices for our preferred stock sold to outside investors in arms-length transactions and the rights, preferences and privileges of our preferred stock relative to those of our common stock. Our board of directors also relied upon valuations of our common stock conducted by an independent valuation consultant at various times in 2006.

Generally, 25% of the shares subject to stock options vest one year from the effective date of grant and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting in certain situations such as in connection with a change in control. We have not granted options with performance-based vesting conditions to our executive officers, though we have in the past conditioned the granting of options on satisfactory performance of specific pre-approved goals. Our stock options generally expire ten years from the date of grant.

Stock option grants made during 2006 to our named executive officers are reflected in the grants of plan-based awards table below and outstanding stock option awards to our named executive officers as of December 31, 2006 are reflected in the outstanding equity awards at fiscal year-end table below. The size of the stock option grants in 2006 to our Chief Executive Officer and our Vice President of Worldwide Sales were determined in accordance with the considerations described above and the award of these stock options occurred in October 2006 upon satisfactory completion of pre-approved performance milestones established by our board of directors in December 2005. The pre-approved performance milestones were based on achieving revenues of at least $23 million and gross margins of at least 30%, as well as design wins in specified geographic regions and market segments that were included in the design win goals under the 2006 bonus plans for these officers. The stock option grant in 2006 to our Vice President, Finance and Chief Accounting Officer was made in December 2006 as part of his annual performance review. Based on the venture capital compensation survey data used to help determine 2007 base salaries, at the end of 2006 the total equity (shares plus stock options) held by our named executive officers was 37% to 68% below the mean total equity held by executives performing similar functions at other venture capital-backed technology companies with revenues greater than $40 million. With respect to the median equity percentage, based on our outstanding shares, warrants and stock options as of December 31, 2006, total equity held by our named executive officers was 9% to 63% below the median equity percentage held by similar executives, except for our Vice President of Broadband Engineering and Vice President of Communications Technology whose total equity was, respectively, 3% and 1% greater than the median equity percentage held by their counterparts.

In April 2007, the compensation committee undertook a review of overall compensation paid to our key employees, including executive officers, to determine whether we were providing total compensation that was competitive with comparable companies and how we should seek to maximize our ability to retain our key employees, many of whom had long-term equity incentives that were substantially vested. As a result of this process and on the recommendation of the compensation committee, in May 2007, our board of directors approved new stock option grants, subject to vesting over four years, to our key employees. These included option grants to our named executive officers as follows:

Named Executive Officer	Title	Stock Option Grant (No. of Shares)
Patrick Henry	Chief Executive Officer	307,692
Kurt Noyes	Vice President, Finance and Chief Accounting Officer	41,538
Michael Economy	Vice President of Worldwide Sales	81,538
Andre Chartrand	Vice President of Broadband Engineering	61,538
Anton Monk	Vice President of Communications Technology	50,769

Based on the venture capital compensation survey data used to help determine 2007 base salaries, after taking into account these additional option grants, the total equity (shares plus stock options) held by our named executive officers remained significantly below the mean equity percentage held by executives at comparable companies. With respect to the median equity percentage, based on our pro forma capitalization taking into account shares, options and warrants we had committed to issue or assume in connection with our acquisition of RF Magic, warrants we issued in April 2007 and equity incentives granted or projected to be granted to our employees through June 30, 2007, total equity held by our named executive officers was 25% to 71% below the median equity percentage held by executives performing similar functions at other venture capital-backed technology companies with revenues greater than $40 million.

New Equity Incentive Plans

In July 2007, our board of directors adopted our 2007 equity incentive plan and 2007 employee stock purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering. These plans are available to and intended to encourage and motivate all of our employees, including our executive officers, to continue in our employ by giving them the opportunity to acquire an ownership interest in the company either by way of stock option grants pursuant to the 2007 equity incentive plan or through the purchase of shares of our common stock at a discount to the market price, subject to certain limits, pursuant to the 2007 employee stock purchase plan.

Severance and Change in Control Payments

We have entered into agreements containing severance benefits and change in control provisions with our executive officers, the terms of which are described in “— Employment and Severance Arrangements” and “Related-Person Transactions.” These agreements provide for a varying combination of cash, continued benefits and acceleration of vesting on outstanding stock option awards either prior to or after a change in control. Given the nature of the industry in which we participate and the range of strategic initiatives we may explore, we believe these severance and change in control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals. In addition, since we believe it may be difficult for our executive officers to find comparable employment following a termination without cause or resignation with good reason in connection with or following a change in control, these severance and change in control benefits are intended to ease the consequences to an executive officer of an unexpected termination of employment. By establishing these severance and change in control benefits, we believe we can mitigate the distraction and loss of executive officers that may occur in connection with rumored or actual fundamental corporate changes and thereby protect stockholder interest while a transaction is under consideration or pending.

In October 2007, we approved changes to the agreements that provide severance and change of control benefits to our executive officers. Such changes were made to provide greater uniformity among the agreements with our executive officers, eliminate potential ambiguities or uncertainties in the interpretation of such agreements, and update them for changes in laws relating to such agreements. In particular, the revised agreements clarify that when the requirements for acceleration of vesting are satisfied, vesting acceleration will apply to all types of equity awards (not just the executive’s stock option awards), and address the specific mechanics for determining when equity awards subject to performance-based or milestone-based vesting will be accelerated. In addition, under their former agreements, the vesting acceleration for our Chief Financial Officer, Chief Technology Officer and vice presidents was equal to 50% of their unvested stock options as of the date vesting was accelerated. Under their new agreements, the vesting acceleration for these individuals, including four of our named executive officers, was changed to 24 months of vesting under the awards. Our compensation committee believed that this change increased the recruiting and retention value of our severance benefits to a level that is competitive with similar benefits offered by comparable companies.

In making such determination, our compensation committee considered vesting acceleration provided to chief financial officers at the following 25 publicly traded semiconductor and communications equipment companies: Acme Packet, Inc., Advanced Analogic Technologies Incorporated, Applied Micro Circuits Corporation, Atheros Communications, Inc., BigBand Networks, Inc., Broadcom Corporation, Cavium Networks, Inc., Conexant Systems, Inc., Genesis Microchip Inc., Hittite Microwave Corporation, Ikanos Communications, Inc., Infinera Corporation, Isilon Systems, Inc., Marvell Technology Group Ltd., Mellanox Technologies, Ltd., Microtune, Inc., NetLogic Microsystems, Inc., PLX Technology, Inc., PMC-Sierra, Inc., Riverbed Technology, Inc., Silicon Image, Inc., Silicon Laboratories Inc., Sirenza Microdevices, Inc., SiRF Technology Holdings, Inc., and Spansion Inc. For purposes of such comparison, data was used for the chief financial officer as a proxy for vice president-level officers generally because data was available from all of these companies for the chief financial officer, while data was not available for all other vice president-level officers. These 25 companies were not part of the survey reviewed by our compensation committee in December 2006 in connection with its determination of 2007 base salaries. The survey reviewed in December 2006 was based on data for privately held technology companies. That survey did not include information for severance and change of control payments, and therefore could not be used by our compensation committee in connection with its determination of changes to our severance and change of control benefits. Of the 25 companies reviewed, 21 provided for some form of vesting acceleration in the event of termination without cause or resignation for good reason in connection with or following a change of control. Of the companies that provided acceleration of vesting in these circumstances, five had vesting acceleration similar to our old agreements, five had vesting acceleration that was generally less favorable than our old agreements and eleven had vesting acceleration that was generally more favorable than our old agreements, including four with 24 month vesting acceleration and five with 100% vesting acceleration.

Other Compensation

In order to remain competitive and recruit and retain highly talented individuals we provide other forms of compensation from time to time, such as paid premiums on life insurance policies, supplemental disability insurance coverage, a section 401(k) savings/retirement plan, relocation benefits and hiring bonuses. We also provide personal paid time off and paid holidays to all employees, including our executive officers, which are comparable to those provided at comparable companies.

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2006 by our principal executive and financial officers and our three other most highly compensated executive officers as of December 31, 2006, whom we collectively refer to as our “named executive officers.”

Name and Principal Position(1)	Year	Salary	Bonus	Stock Awards(2)	Option Awards(3)	All Other Compensation		Total
Patrick Henry Chief Executive Officer	2006	$250,000	$135,000	$23,975	$67,069	$420	(4)	$476,464

Kurt Noyes Vice President, Finance and Chief Accounting Officer	2006	145,000	31,900	—	3,009	244	(4)	180,153

Michael Economy Vice President of Worldwide Sales	2006	150,000	210,000	3,900	8,193	252	(4)	372,345

Andre Chartrand(5) Vice President of Broadband Engineering	2006	200,000	40,000	—	4,600	56,998	(6)	301,598

Anton Monk(7) Vice President of Communications Technology	2006	162,000	29,160	—	14,102	272	(4)	205,534

(1)	Positions listed reflect the named executive officers’ positions with us as of June 30, 2007.

(2)	Calculated in accordance with SFAS 123R using the modified prospective transition method without consideration of forfeitures. Represents stock-based compensation expense attributable to the vesting of shares of common stock issued upon “early exercise” of a stock option, in which both vested and unvested portions of the option are exercised but the shares of common stock attributable to the unvested portion are subject to a repurchase option in our favor that lapses in accordance with the original vesting schedule for the option.

(3)	Calculated in accordance with SFAS 123R using the modified prospective transition method without consideration of forfeitures.

(4)	Represents life insurance premiums paid by us on behalf of the named executive officer.

(5)	Mr. Chartrand was one of our named executive officers in 2006, but as a result of our recent growth and reorganization, is no longer one of our executive officers. Mr. Chartrand continues to be employed by us as our Vice President of Broadband Engineering.

(6)	Represents relocation expenses and life insurance premiums in the amount of $56,662 and $336, respectively, paid by us on behalf of Mr. Chartrand.

(7)	Dr. Monk was one of our named executive officers in 2006, but as a result of our recent growth and reorganization, is no longer one of our executive officers. Dr. Monk co-founded Entropic in 2001 and continues to be employed by us as our Vice President of Communications Technology.

Employment and Severance Arrangements

Offer Letters

We have entered into offer letters with the named executive officers setting forth their respective base salary, bonus eligibility and other employment benefits. Each named executive officer’s employment is on an “at-will” basis and can be terminated by us or the executive officer at any time, for any reason and with or without notice, subject where applicable to the agreements described in “Severance Arrangements.”

Proprietary Information and Inventions Agreements

We have entered into a standard form agreement with each of the named executive officers relating to proprietary information and inventions. Among other things, this agreement obligates the executive officer to refrain from disclosing any of our confidential information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of such executive’s employment with us.

Severance Arrangements

We currently maintain severance arrangements with the named executive officers that entitle them to receive cash severance, continued medical benefits and acceleration of vesting of outstanding stock options, among other things, in the event their employment is terminated under specified circumstances.

Mr. Henry is entitled to receive the following compensation in the event of either his termination without cause or resignation for good reason at any time, conditioned upon execution of a full general release of all claims against us and continued compliance with his other agreements with us:

•	cash severance equal to six months’ salary, payable in a lump sum;

•

accelerated vesting of 50% of all unvested stock options and other equity awards and an extension of time for 12 months after Mr. Henry’s termination date to exercise all vested stock options and other equity awards, to the extent applicable; and

•	continued medical benefits for a period of up to 12 months.

In the event a termination without cause or a resignation for good reason occurs within four and one half months before or twelve months following a change in control, Mr. Henry’s cash severance will be increased to 12 months’ salary and his accelerated vesting will cover all unvested stock options and other equity awards.

Our other named executive officers are entitled to receive the following compensation in the event of either a termination without cause or resignation for good reason within 12 months following a change in control, conditioned upon their execution of a full general release of all claims against us and continued compliance with their other agreements with us:

•	cash severance equal to six months’ salary;

•

accelerated vesting of stock options and other equity awards that would have vested during the 24 months following the termination date (such acceleration will apply to options or awards subject to performance-based or milestone-based vesting only if absent such acceleration provision the relevant performance measure or milestone was required to be satisfied within such 24 month period for such vesting to occur); and

•	continued medical benefits for a period of up to six months.

The following table sets forth potential payments to our named executive officers upon various termination or change in control events assuming such events occurred as of December 31, 2006.

	Upon Termination Without Cause or Resignation for Good Reason — No Change in Control				Upon Termination Without Cause or Resignation for Good Reason — Change in Control(1)
Name	Salary	Continuation of Medical Benefits	Value of Accelerated Vesting(2)	Total	Salary	Continuation of Medical Benefits	Value of Accelerated Vesting(2)	Total
Patrick Henry	$125,000	$17,955	$2,234,537	$2,377,492	$250,000	$17,955	$3,329,064	$3,597,019
Kurt Noyes	—	—	—	—	$72,500	$7,029	$378,331	$457,860
Michael Economy	—	—	—	—	$75,000	$8,782	$571,864	$655,646
Andre Chartrand	—	—	—	—	$100,000	$6,294	$873,073	$979,367
Anton Monk	—	—	—	—	$81,000	$8,815	$436,538	$526,353

(1)	Assumes that the termination without cause or resignation for good reason occurs within the time period specified in the applicable change of control agreement.

(2)	The value of accelerated vesting is equal to the initial public offering price of $6.00 per share multiplied by the number of shares subject to accelerated vesting, less the stock option exercise price, if applicable.

Grants of Plan-Based Awards

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended, or the Code, and were granted under our 2001 stock option plan. The exercise price per share of each stock option was equal to the per share fair market value of our common stock as determined in good faith by our board of directors on the date of grant. One quarter of the common stock underlying each stock option vests on the one year anniversary of the date of grant with the remainder vesting in equal installments on a monthly basis over the next three years, subject to accelerated vesting as described in “Employment and Severance Arrangements” above.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2006.

Name	Grant Date	All Option Awards: Number of Shares of Stock or Units	Exercise or Base Price of Option Awards(1)	Grant Date Fair Value of Option Awards(2)
Patrick Henry	10/18/06	200,000	$0.325	$473,016
Kurt Noyes	12/31/06	30,769	0.325	115,072
Michael Economy	10/18/06	30,769	0.325	72,772
Andre Chartrand	—	—	—	—
Anton Monk	—	—	—	—

(1)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.

(2)	Calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures.

Outstanding Equity Awards as of December 31, 2006

The following table sets forth certain information regarding equity awards granted to our named executive officers that were outstanding as of December 31, 2006.

	Option Awards(1)				Stock Awards(2)
Name	Number of Securities Underlying Unexercised Options — Exercisable	Number of Securities Underlying Unexercised Options — Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(3)
Patrick Henry	222,115 — —	— — —	$0.325 — —	09/12/13 — —	— 415,384 150,000	$	— 2,492,304 900,000

Kurt Noyes	24,615 410 15,384 30,769 61,538 30,769	— — — — — —	0.325 0.325 0.325 0.325 0.325 0.325	10/30/12 07/02/13 04/15/14 12/01/14 12/21/15 12/31/16	— — — — — —		— — — — — —

Michael Economy	30,769 30,769 —	— — —	0.325 0.325 —	12/21/15 10/18/16 —	— — 70,000		— — 420,000

Andre Chartrand	283,076 24,615	— —	0.325 0.325	08/18/15 12/21/15	— —		— —

Anton Monk	61,538 92,307	— —	0.325 0.325	02/22/15 12/21/15	— —		— —

(1)	One quarter of the common stock underlying each stock option vests on the one year anniversary of the date of grant with the remainder vesting in equal installments on a monthly basis over the next three years, subject to accelerated vesting as described in “Employment and Severance Arrangements” above.

(2)	Represents shares issued upon “early exercise” of a stock option prior to the vesting date; such shares are subject to a repurchase option in our favor that lapses in accordance with the original vesting schedule for the stock option as described in footnote (1).

(3)	The market value is determined using the initial public offering price of $6.00 per share.

Option Exercises and Stock Vested

The following table provides information regarding the number of shares of common stock acquired and the value realized pursuant to the exercise of stock options and the vesting of stock during the year ended December 31, 2006 by certain of our named executive officers.

	Option Awards		Stock Awards(1)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(2)	Number of Shares Acquired on Vesting	Value Realized on Vesting(3)
Patrick Henry	296,153	$1,680,668	50,000	$300,000
Kurt Noyes	—	—	—	—
Michael Economy	—	—	60,000	$360,000
Andre Chartrand	—	—	—	—
Anton Monk	—	—	—	—

(1)	Represents shares issued upon “early exercise” of a stock option prior to the vesting date.

(2)	The value realized on exercise is equal to the difference between the option exercise price and the initial public offering price of $6.00 per share multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

(3)	The value realized on vesting is equal to the initial public offering price of $6.00 per share multiplied by the number of shares that vested, without taking into account any taxes that may be payable in connection with the transaction.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Director Compensation

Effective upon the closing of this offering, our board of directors adopted a compensation policy that will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $10,000;

•	an additional annual cash retainer of $15,000 for serving as the lead independent director;

•	an additional cash retainer of $20,000 for serving as chairman of the audit committee and $6,000 for serving as a member of the audit committee;

•	an additional cash retainer of $10,000 for serving as the chairman of the compensation committee and $4,000 for serving as a member of the compensation committee;

•	an additional cash retainer of $5,000 for serving as the chairman of the nominating and governance committee and $2,000 for serving as a member of the nominating and governance committee;

•	an additional cash retainer of $2,000 for serving as a member of any other committee of our board of directors that may be formed from time to time;

•	a payment for attending regularly scheduled board meetings of $2,500 per in-person meeting and $1,000 per telephonic meeting if such telephonic meeting lasts for longer than one hour;

•

upon first joining our board of directors, an automatic initial grant of an option to purchase 51,076 shares of our common stock vesting in equal installments on a monthly basis over four years following the grant date; and

•

for each non-employee director whose term continues following an annual meeting of stockholders beginning with our 2008 annual meeting (and in the case of a non-employee director who is elected after the closing of this offering, has served on our board of directors for at least 180 days prior to such annual meeting), an automatic annual grant of an option to purchase 12,769 shares of our common stock vesting in equal installments on a monthly basis over one year following the grant date.

Prior to the above policy becoming effective, we granted certain of our non-employee directors options to purchase shares of our common stock under our 2001 stock option plan for their services on our board of directors. In July 2007, we granted options to purchase 51,076 shares of our common stock at an exercise price of $2.665 per share to each of Messrs. Baruch and Walecka. In May 2007, we granted an option to purchase 98,461 shares of our common stock at an exercise price of $1.495 per share to Dr. Merchant. In October 2004, December 2004 and April 2005, we granted options to purchase 98,461 shares of our common stock at an exercise price of $0.325 per share to each of Messrs. Mashkoori, Padval and Yassini, respectively. These options vest in equal installments on a monthly basis over four years following the grant date, and vest in their entirety upon a change in control provided that a seat on the board of directors of the surviving company is not offered to the optionee in connection with the change in control.

In addition, we have reimbursed and expect to continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

The following table provides information regarding the compensation earned during the year ended December 31, 2006 by our non-employee directors during that year.

Name(1)	Option Awards (2)(3)(4)	Total
Thomas Baruch	$—	$—
Amir Mashkoori	5,600	5,600
Umesh Padval	5,600	5,600
Leo S. Spiegel	—	—
John Walecka	—	—
Rouzbeh Yassini	5,600	5,600

(1)	Does not include Patrick Henry or Itzhak Gurantz, both of whom were employed by us and served on our board of directors during the year ended December 31, 2006, but did not receive additional compensation for services provided as a director. Mr. Henry’s compensation is set forth in the summary compensation table above; Dr. Gurantz was not a named executive officer for the year ended December 31, 2006.

(2)	Calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures based on awards that vested during the period.

(3)	The full grant date fair value for the stock option grants reported in the table above, as calculated in accordance with SFAS No. 123R, was $22,400 for each of Messrs. Mashkoori, Padval and Yassini.

(4)	The aggregate number of shares subject to stock option grants outstanding as of December 31, 2006 was 98,461 for each of Messrs. Mashkoori, Padval and Yassini.

Equity Incentive Plans

2001 Stock Option Plan

Our board of directors adopted our 2001 stock option plan, or 2001 plan, in March 2001 and our stockholders approved the 2001 plan in April 2001. As of September 30, 2007, 6,010,444 shares of common stock had been issued upon the exercise of options granted (222,628 of which had been repurchased), options to purchase 4,428,285 shares of common stock were outstanding and 37,745 shares of common stock remained available for future grant under the 2001 plan. Upon the signing of the underwriting agreement related to this offering, the 2001 plan will be terminated and no further option grants will be made under the 2001 plan and any shares then remaining available for future grant, plus any shares underlying outstanding options that expire or are forfeited, will be allocated to our 2007 equity incentive plan.

Administration.    Our board of directors administers the 2001 plan and has the authority to determine the exercise price of the stock options, the recipients of stock options granted under the plan and the terms, conditions and restrictions applicable to all options granted under the 2001 plan. Our board of directors approves the form of option agreement and has authority to accelerate, continue, extend or defer the exercisability of any stock option issued under the 2001 plan. Our board of directors may amend or modify the 2001 plan at any time, provided that no such amendment may adversely affect any then outstanding option without the consent of the optionee.

Eligibility.    The 2001 plan permits us to grant stock options to our employees, directors and consultants, as well as prospective employees, directors and consultants. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option. However, only employees and prospective employees may be granted incentive stock options.

Stock option provisions generally.    In general, the duration of a stock option granted under the 2001 plan cannot exceed ten years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted in an individual stock option agreement. In addition, our board of directors may amend, modify, extend, cancel or renew any outstanding option or may waive any restrictions or conditions applicable to any outstanding option.

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Effect on stock options of certain corporate transactions.    If we experience a change in control, the surviving or acquiring corporation may assume or substitute substantially similar stock options for the outstanding stock options granted under our 2001 plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock options granted under our 2001 plan, then stock options held by individuals whose service has not terminated prior to the corporate transaction will be accelerated to the fullest extent provided in the option agreements evidencing such options. Upon consummation of the change in control, all outstanding stock options will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

Other provisions.    If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2001 plan.

2007 Israeli Stock Option Sub-Plan

Our board of directors adopted the 2007 Israeli stock option sub-plan, or 2007 sub-plan, in March 2007, which is a sub-plan under our 2001 plan. The 2007 sub-plan automatically terminates upon the termination of the 2001 plan. Our 2007 sub-plan is intended to provide for the grant of stock options that qualify for favorable tax treatment for Israeli residents under Section 102 or Section 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the “ordinance.” The 2007 sub-plan shares a common share reserve with our 2001 plan. Any shares issued from or subject to outstanding options granted under the 2007 sub-plan reduce the number of shares available for issuance under our 2001 plan. As of September 30, 2007, options to purchase 956,912 shares of common stock remained outstanding under our 2007 sub-plan. As of September 30, 2007, 37,745 shares of common stock remained available for future issuance under our 2007 sub-plan. Our board of directors or its designee has the authority to construe and interpret the terms of our 2007 sub-plan and the awards granted under it.

Stock options.    Our 2007 sub-plan provides for the grant of options to our employees, consultants and directors. All grants of options to our employees, consultants and directors (other than controlling stockholders) are made pursuant to the provisions of Section 102 of the ordinance. All grants of options to our consultants, contractors, and controlling stockholders are made pursuant to the provisions of Section 3(i) of the ordinance. In the event options are granted to a trustee designated by our board of directors (and with respect to Section 102 options, approved by the Israeli Commissioner of Income Tax), the trustee will hold the options and shares issued upon the exercise thereof in trust for the benefit of the grantee for a requisite period to qualify for favorable Israeli tax treatment for the grantee or until the grantee requests the release of vested options or shares issued upon the exercise thereof.

The exercise price of options under our 2007 sub-plan may not be less than 85% of the fair market value of a share of stock on the effective date of a grant. Shares subject to options under our 2007 sub-plan generally vest over four years of continuous service with us.

In general, the term of options granted under our 2007 sub-plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or after a change in control, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of disability, the optionee or a personal representative generally may exercise the vested portion of any options for 12 months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of death, or the optionee dies within three months after his or her service relationship with us terminates, a personal representative generally may exercise the vested portion of any options for 12 months after the date of such termination.

Corporate transactions.    If we experience a change in control, the surviving or acquiring corporation may assume or substitute substantially similar stock options for the outstanding stock options granted under our 2007 sub-plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock options granted under our 2007 sub-plan, then stock options held by individuals whose service has not terminated prior to the corporate transaction will be accelerated to the extent provided in the option agreements evidencing such options. Upon consummation of the change in control, all outstanding stock options will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

RF Magic 2000 Incentive Stock Plan

In connection with our acquisition of RF Magic, we assumed RF Magic’s 2000 incentive stock plan, or the RF Magic plan, including all of the outstanding stock options issued under the RF Magic plan, except those held by employees of RF Magic’s French subsidiary. The stock options under the RF Magic plan that we assumed became options to purchase an aggregate of 2,684,601 shares of our common stock. The stock options held by employees of RF Magic’s French subsidiary that we did not assume remained as options to purchase RF Magic’s common stock. As of September 30, 2007, an aggregate of 195,000 shares of RF Magic’s common stock were issuable upon exercise of the unassumed RF Magic options. We do not intend to issue any additional stock options or stock purchase rights to purchase shares of RF Magic’s common stock. In connection with our acquisition of RF Magic, we entered into put and call option agreements with the holders of the unassumed RF Magic options. Under these put and call option agreements, each share of RF Magic common stock issued upon exercise of the unassumed RF Magic options will be exchanged for 0.9344 shares of our common stock, which is equal to the number of shares of our common stock issued in exchange for each outstanding share of RF Magic in the acquisition. Both the assumed and unassumed RF Magic options continue to be governed by the terms of the RF Magic plan.

Share reserve.    At the time of the acquisition 348,346 shares of RF Magic common stock remained available for future grant under the RF Magic plan. In connection with our assumption of the RF Magic plan, we also assumed this available share reserve which became a share reserve of approximately 325,578 shares of our common stock at the time of the acquisition. In October 2007, we amended the RF Magic plan to merge it into the 2001 plan. As a result of this amendment, the 357,114 shares of common stock remaining available for future grant under the RF Magic plan at the time of the amendment became available for grant under the 2001 plan. Stock options granted under the RF Magic plan prior to the amendment continue to be governed by the terms of the RF Magic plan as they existed prior to the amendment. Following the amendment but prior to the effective date of our 2007 equity incentive plan, if a stock award granted under the RF Magic plan expires, is surrendered under an option exchange program or otherwise terminates without being exercised in full, the shares of our common stock not acquired pursuant to the stock award will become available for subsequent issuance under the 2001 plan.

Corporate transactions.    Pursuant to the terms of the RF Magic plan prior to its merger into the 2001 plan, if we experience a change in control, the surviving or acquiring entity may assume or substitute substantially similar stock options for the outstanding stock options or stock purchase rights granted under the RF Magic plan. Upon consummation of the corporate transaction, all outstanding stock options and stock purchase rights will terminate to the extent not exercised or assumed by the surviving or acquiring corporation. In the event of a proposed dissolution, liquidation or sale of all or substantially all of our assets, all unexercised stock options and stock purchase rights terminate.

2007 Equity Incentive Plan

Our board of directors adopted the 2007 equity incentive plan, or 2007 plan, in July 2007 and our stockholders approved the 2007 plan in October 2007. The 2007 plan will become effective upon the date of the underwriting agreement related to this offering. The 2007 plan will terminate in July 2017, unless sooner terminated or suspended by our board of directors.

Stock awards.    The 2007 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, and other forms of equity compensation, or collectively, stock awards. In addition, the 2007 plan provides for the grant of performance cash awards. The board of directors, a committee delegated by the board, or an officer delegated by the board with limited authority to make grants in accordance with the limitations of Delaware law determines the recipients of awards under this plan. Incentive stock options may be granted only to our employees or employees of our parent or subsidiary corporations. All other awards may be granted to employees, including non-employee directors and consultants.

Share reserve.    Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 plan is 3,538,461 shares plus the unallocated shares remaining available for issuance under the 2001 plan and the RF Magic plan as of the effective date of the 2007 plan (394,859 shares as of September 30, 2007). In addition, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year, from January 1, 2008 through January 1, 2017, by the lesser of (a) 5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 7,692,307 shares or (c) a number determined by our board of directors prior to the first day of any calendar year. The reserve will also be increased by any shares of common stock that would have reverted from time to time to the 2001 plan or the RF Magic plan but for their termination. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 plan is equal to 4,615,384 shares, as increased from time to time pursuant to increases in the total number of shares available for issuance under the 2007 plan.

No person may be granted stock awards covering more than 4,615,384 shares of our common stock under the 2007 plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted a performance stock award covering more than 4,615,384 shares or a performance cash award covering $5,000,000 in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

The following types of shares under the 2007 plan may become available for subsequent issuance under the 2007 plan: (a) shares granted under the 2007 plan which expire or otherwise terminate, in whole or in part, without being exercised in full, (b) shares forfeited back to or repurchased by us after being issued to a participant pursuant to a stock award because of the failure to meet a contingency or condition required for the vesting of such shares, (c) shares granted under a stock award which is settled in cash and (d) shares of common stock which are cancelled in accordance with our cancellation and regrant provisions. In addition, if any shares are withheld to satisfy payment of taxes, used to pay the exercise price of an option in a net exercise arrangement, or used to pay for a stock appreciation right, the shares not delivered to the participant remain available for subsequent issuance under the plan. Shares issued under the 2007 plan may be authorized but unissued or required common stock, including shares repurchased by us on the open market. As of the date hereof, no shares of our common stock have been issued under the 2007 plan.

Administration.    Our board of directors has the authority to administer the 2007 plan. The board may delegate limited or full administration of the plan to one or more committees or limited administration to one or more officers. Subject to the terms of the 2007 plan, our board, authorized committee or authorized officer, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights. The board has the authority to reprice any outstanding stock award under the 2007 plan without the approval of our stockholders.

Stock options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Notwithstanding the foregoing, an option may be granted with an exercise price lower than 100% of the fair market value of our common stock if the option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code. Options granted under the 2007 plan vest at the rate specified by the plan administrator and may vest in unequal periodic installments.

The plan administrator determines the term of stock options granted under the 2007 plan, up to a maximum of ten years, except in certain cases of termination, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months following the date of termination due to disability or the date of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a same day sale under Regulation T promulgated by the Federal Reserve Board that results in a receipt of cash, check, or irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the board of directors provides otherwise, all stock options are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death. The board in its sole discretion and in compliance with applicable tax and securities laws may permit transfers upon the optionee’s request.

Tax limitations on incentive stock options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant.

Restricted stock awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration acceptable to the plan administrator in his sole discretion. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. In the event an awardholder is terminated, we may receive any or all of the unvested shares under a forfeiture condition or repurchase right. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted stock unit awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Any form of legal consideration acceptable to the plan administrator in its sole discretion may be paid by the participant for each share of common stock subject to the award. A restricted stock unit award may be settled by the delivery of cash, stock, a combination of cash and stock, or in any other form of consideration determined by the plan administrator and set forth in the restricted stock unit award agreement. The plan administrator may delay the delivery or settlement of an award to a time after the vesting of the award by imposing restrictions or conditions at the time of grant. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award and may be converted into additional shares of common stock covered by the award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount not greater than the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. The appreciation distribution may be paid in common stock, cash or any combination or in any other form of consideration acceptable by the plan administrator and set forth in the stock appreciation right agreement. A stock appreciation right granted under the 2007 plan vests at the rate specified in the stock appreciation right agreement and may be restricted by the plan administrator at the time of grant.

The plan administrator determines the term of stock appreciation rights granted under the 2007 plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases for any reason other than cause, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. If the participant’s service relationship with us is terminated for cause, then the stock appreciation right terminates immediately. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards.    The 2007 plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation. To assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The plan administrator may specify the form of payment of performance awards and may permit a participant to elect for deferred payment of a performance cash award. The maximum benefit number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed 4,615,384 shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $5,000,000.

Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, appropriate adjustments will be made to (a) the classes and maximum number of securities reserved under the 2007 plan, (b) the classes and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (c) the classes and maximum number or securities that may be awarded as stock awards and performance awards, and (d) the classes and maximum number of securities and price per share of stock subject to outstanding stock awards.

Dissolution or liquidation.    In the event of a dissolution or liquidation, all outstanding stock awards will terminate immediately prior to the completion of such dissolution or liquidation, other than vested and outstanding shares of common stock not subject to a forfeiture condition or our right of repurchase and except as otherwise provided in a stock award agreement. The shares may be repurchased by us if subject to repurchase rights despite the participant providing continuous service.

Corporate transactions.    In the event of certain significant corporate transactions, awards under the 2007 plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction, provided that under stock awards held by persons other than current participants, we may continue to exercise our reacquisition or repurchase rights notwithstanding the corporate transaction. Our board of directors also has the discretion to provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionholder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Changes in control.    A stock award under the 2007 plan may vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service is terminated actually or constructively within a designated period before or after the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2007 plan will not vest automatically on such an accelerated basis unless specifically provided by the participant’s applicable award agreement or by any other written agreement between us or any affiliate and the participant.

2007 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted the 2007 non-employee directors’ stock option plan, or directors’ plan, in July 2007 and our stockholders approved the 2007 plan in October 2007. The directors’ plan will become effective upon the date of the underwriting agreement related to this offering. The directors’ plan will terminate at the discretion of our board of directors. The plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.

Share reserve.    An aggregate of 307,692 shares of our common stock are reserved for issuance under the directors’ plan. This amount will be automatically increased annually on January 1 of each year, from January 1, 2008 through January 1, 2017, by the excess of (a) the number of shares of our common stock subject to options granted during the preceding calendar year, over (b) the number of shares, if any, added back to the share reserve during the preceding calendar year, unless the board of directors designates a lesser number of shares of common stock prior to the first day of any calendar year.

Shares of our common stock subject to stock options that have expired or otherwise terminated under the directors’ plan without having been exercised in full shall again become available for grant under the directors’ plan. Shares available for issuance under the plan include shares not delivered to the optionholder because the shares are withheld for payment of taxes and shares used to pay the exercise price of an option in a net exercise arrangement. Shares of our common stock issued under the directors’ plan may be previously authorized but unissued or reacquired common stock, including shares repurchased by us on the open market. If the exercise of any stock option granted under the directors’ plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the directors’ plan.

Administration.    The directors’ plan will be administered by our board of directors. The board may not delegate the administration of the plan.

Stock options.    Stock options will be granted pursuant to the directors’ plan and may contain additional terms and conditions as determined by the board of directors. The exercise price of the options granted under the directors’ plan will be equal to 100% of the fair market value of our common stock on the date of grant.

In general, the term of stock options granted under the directors’ plan may not exceed ten years. If an optionholder’s service relationship with us, or any affiliate of ours, ceases, then the optionholder or his or her beneficiary may exercise any vested options for such period as provided under the terms of the stock option agreement. If an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability, death or upon a change in control, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship ceases due to disability or death, or the optionholder dies within the three month period after termination for a reason other than death, the optionholder or his or her beneficiary may exercise any vested options for a period of 12 months following the date of termination due to disability or the date of death. If an optionholder’s service relationship terminates as of or within 12 months following a change in control, the optionholder may exercise any vested options for a period of 12 months following the date of change in control. The option term may be extended in the event that applicable securities laws prohibit the exercise of the option following termination of service. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued under the directors’ plan may include any combination of (a) cash or check, (b) delivery of shares of common stock to us or (c) a program developed under Regulation T as promulgated by the Federal Reserve Board that results in a receipt of irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with the board’s written consent if (a) a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares or (b) the transfer is to the optionholder’s employer or affiliate at the time of transfer. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Automatic grants.

•

Initial grant. Any person who becomes a non-employee director after the completion of this offering will automatically receive an initial grant of an option to purchase 51,076 shares of our common stock upon his or her election. These options will vest in equal installments on a monthly basis over four years following the grant date.

•

Annual grant. In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders commencing with our 2008 annual meeting automatically will be granted, on the annual meeting date, beginning with our 2008 annual meeting, an option to purchase 12,769 shares of our common stock. However, a non-employee director who is elected after the completion of this offering and who has served for less than 180 days at the time of the annual meeting will not be eligible to receive the annual grant. These options will vest in equal installments on a monthly basis over one year following the grant date.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, the board of directors will make the appropriate adjustments to (a) the classes and maximum number of securities reserved under the directors’ plan, (b) the classes and maximum number of securities by which the share reserve increases automatically each year, (c) the classes and maximum number or securities for which nondiscretionary grants are made and (d) the classes and maximum number of securities and price per share of stock subject to outstanding stock options.

Dissolution or liquidation.    In the event of a dissolution or liquidation, all outstanding stock options will terminate immediately prior to the completion of such dissolution or liquidation.

Corporate transactions.    In the event of certain corporate transactions, including change in control transactions, the vesting options held by non-employee directors whose service has not been terminated as of, or immediately prior to, the effective time of the corporate transaction, generally will be accelerated in full to a date prior to the effective time of the corporate transaction. All options outstanding under the directors’ plan will be terminated if not exercised prior to the effective date of the corporate transaction, provided that under stock awards held by directors whose service has been terminated prior to or as of the corporate transaction, we may continue to exercise our reacquisition or repurchase rights notwithstanding the corporate transaction. If an option will terminate if not exercised prior to the effective time of a corporate transaction, in lieu of exercise, the board may provide that we will pay the optionholder the excess of (a) the value of the property the optionholder would receive upon exercise of the option, over (b) the exercise price.

Changes in control.    Outstanding options will immediately vest and become exercisable in the event that an optionholder (a) is required to resign his or her position as a non-employee director as a condition of a change in control, or (b) is removed from his or her position as a non-employee director in connection with a change in control.

Plan amendments.    Our board of directors will have the authority to amend or terminate the directors’ plan. However, no amendment or termination of the directors’ plan may adversely affect any rights under awards already granted to a participant unless requested by us and agreed to in writing by the affected participant. Except as related to changes in capital structure, we will obtain stockholder approval of any amendment to the directors’ plan as required by applicable law.

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 employee stock purchase plan, or 2007 purchase plan, in July 2007 and our stockholders approved the 2007 purchase plan in October 2007. The 2007 purchase plan will become effective upon the date of the underwriting agreement related to this offering. The purchase plan will terminate at the discretion of our board of directors.

Share reserve.    Subject to any capitalization adjustments, the 2007 purchase plan authorizes the issuance of 461,538 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year, from January 1, 2008 through January 1, 2017, by the lesser of (a) 1.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 2,307,692 shares or (c) a number determined by our board of directors prior to the first day of any calendar year. The 2007 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Administration.    Our board of directors has the authority to administer the 2007 purchase plan. The board may delegate limited or full administration of the plan to one or more committees. The 2007 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll deductions.    All participants may contribute to the 2007 purchase plan, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2007 purchase plan. For the first purchase period of the initial offering only, eligible employees may choose to contribute funds directly in cash. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 purchase plan at a price per share not less than the lesser of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2007 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2007 purchase plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 purchase plan if, immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value. The board may designate in any offering that any highly compensated employees within the meaning of Section 423(b)(4)(D) of the Code are ineligible to participate in the purchase plan.

If an employee’s relationship with us or any of our affiliates ceases for any reason, such employee’s purchase rights will terminate immediately and we will distribute all of the employee’s accumulated contributions. Purchase rights are not transferable except by will and the laws of descent and distribution.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, the board will make appropriate adjustments to (a) the classes and maximum number of securities reserved under the 2007 purchase plan, (b) the classes and maximum number of securities by which the share reserve may increase automatically each year, (c) the classes and number of securities subject to outstanding purchase rights and (d) the classes and number of securities imposed by purchase limits under each ongoing offering.

Corporate transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2007 purchase plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plans

We maintain two defined contribution employee retirement plans, or 401(k) plans, for our employees. Our executive officers are also eligible to participate in the 401(k) plans on the same basis as our other employees. The 401(k) plans are intended to qualify as tax-qualified plans under Section 401(k) of the Code. The plans provide that each participant may contribute up to the lesser of 100% of his or her pre-tax compensation or the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plans, each participant is fully vested in his or her deferred salary contributions when contributed. Participant contributions are held and invested by the plans’ trustees.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We have had a compensation committee since February 2004. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED-PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements which are described under “Executive Compensation.”

Sales of Securities

In March and June 2003 and September, November and May 2004, we issued and sold to investors an aggregate of 48,936,892 shares of Series B preferred stock at a purchase price of $0.7431, for aggregate consideration of $36,365,004. Immediately prior to the closing of this offering, these shares will convert into 15,057,500 shares of common stock.

In December 2005 and April 2006, we issued and sold to investors an aggregate of 34,925,784 shares of Series C preferred stock at a purchase price of $0.8017 per share, for aggregate consideration of $28,000,001. Immediately prior to the closing of this offering, these shares will convert into 10,746,392 shares of common stock.

In June 2007, we agreed to issue 5,898,261 shares of our common stock and 42,387,532 shares of our Series D preferred stock to RF Magic’s stockholders in connection with our acquisition of RF Magic. By virtue of the acquisition, RF Magic’s common stock was converted into the right to receive shares of our common stock and RF Magic’s Series A, Series B and Series C preferred stock was converted into the right to receive shares of our Series D-1, Series D-2 and Series D-3 preferred stock, respectively. Immediately prior to the closing of this offering, these shares of our Series D-1, D-2 and D-3 preferred stock will convert into an aggregate of 13,042,305 shares of common stock. As a condition to receiving shares of our capital stock in connection with the acquisition, RF Magic’s former stockholders are required to surrender their stock certificates formerly representing RF Magic’s capital stock. As of September 30, 2007, a total of 2,211,532 shares of our common stock, 397,236 shares of our Series D-1 preferred stock, 495,416 shares of our Series D-2 preferred stock and 2,169,030 shares of our Series D-3 preferred stock were issuable upon surrender of stock certificates formerly representing shares of RF Magic’s capital stock which had not been surrendered. Except for stock options held by employees of RF Magic’s French subsidiary, we also assumed each outstanding option to purchase RF Magic common stock and converted these options into options to purchase an aggregate of 2,684,601 shares of our common stock. We also assumed each outstanding warrant to purchase RF Magic common stock, Series B preferred stock and Series C preferred stock and converted these warrants into warrants to purchase an aggregate of 323,499 shares of our common stock, 101,225 shares of our Series D-2 preferred stock and 561,808 shares of our Series D-3 preferred stock, respectively. Immediately prior to the closing of this offering, the warrants to purchase shares of Series D-2 and D-3 preferred stock will become warrants to purchase up to an aggregate of 204,010 shares of common stock.

In connection with the RF Magic acquisition, we entered into an escrow agreement pursuant to which (i) 884,729 shares of our common stock and (ii) shares of our Series D redeemable convertible preferred stock that are convertible into an aggregate of 1,956,315 shares of our common stock, were deposited into an escrow account to potentially be used to satisfy certain indemnification claims. On November 14, 2007, we and the representative of the former RF Magic stockholders agreed that 90,059 of these escrowed shares (calculated on an as-converted to common stock basis) would be distributed to us to satisfy an indemnification claim made by us relating to the resolution of a disagreement with EchoStar, and that the remaining shares would thereafter be released to the former RF Magic stockholders.

The participants in the transactions described above included the following directors, executive officers and beneficial owners of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these transactions:

Purchaser(1)	Common Stock	Options to Purchase Common Stock	Warrants to Purchase Common Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock(2)
5% Stockholders
CMEA Ventures Information Technology II, L.P. and its affiliates(3)	—	—	50,376	6,055,713	3,222,623	10,556,841
Redpoint Ventures II, L.P. and its affiliates(4)	—	—	—	6,055,713	4,176,385	—
Focus Ventures II, L.P. and its affiliates(5)	—	—	—	—	12,473,494	—
Granite Ventures, LP and its affiliates(6)	—	—	50,378	—	—	10,556,835
Mission Ventures II, L.P. and its affiliates(7)	—	—	—	5,382,857	2,600,629	—
Motorola, Inc.(8)	—	—	—	8,074,284	2,494,699	—
The Dow Employee Pension Plan	—	—	—	4,037,142	762,959	—
Cisco Systems, Inc.	—	—	—	4,037,142	762,959	—

Executive Officers and Directors
Mark Foley(9)	1,088,295	408,889	—	—	—	—
David Lyle(10)	93,440	345,912	—	—	—	—

(1)	For additional detail regarding certain of these stockholders and their equity holdings, see “Principal and Selling Stockholders.”

(2)	Includes shares of our Series D-1, Series D-2 and Series D-3 preferred stock that were issued upon conversion of RF Magic Series A, Series B and Series C preferred stock, respectively.

(3)	Includes 679,558 shares of Series B preferred stock, 349,951 shares of Series C preferred stock, 32,830 shares of Series D-1 preferred stock, 778,777 shares of Series D-2 preferred stock, 367,464 shares of Series D-3 preferred stock and a warrant to purchase 5,652 shares of common stock held by CMEA Ventures Information Technology II, Civil Law Partnership. Of these shares, 1,583,505 shares of Series D preferred stock were deposited into an escrow account pursuant to the terms of our acquisition of RF Magic to potentially be used to satisfy certain indemnification claims. In November 2007, 55,736 of these escrowed shares will be distributed to us to satisfy an indemnification claim and the remaining escrowed shares will be released.

(4)	Includes 164,110 shares of Series B preferred stock and 94,385 shares of Series C preferred stock held by Redpoint Associates II, LLC.

(5)	Includes 155,919 shares of Series C preferred stock held by FV Investors II A, L.P. and 467,756 shares of Series C preferred stock held by FV Investors II QP, L.P.

(6)

Includes 161,330 shares of Series D-1 preferred stock, 3,479,783 shares of Series D-2 preferred stock, 1,637,308 shares of Series D-3 preferred stock and a warrant to purchase 25,189 shares of common stock held by TI Ventures III, LP, as well as 16,131 shares of Series D-1 preferred stock, 347,976 shares of Series D-2 preferred stock, 163,731 shares of Series D-3 preferred stock and a warrant to purchase 2,519 shares of common stock held by Todd U.S. Ventures, LLC. Of these shares, 1,583,504 shares of Series D preferred stock were deposited into an escrow account pursuant to the terms of our acquisition of RF Magic to potentially be used to satisfy certain indemnification claims. In November 2007, 55,737 of these shares will be distributed to us to satisfy an indemnification claim and the remaining escrowed shares will be released.

(7)	Includes 581,349 shares of Series B preferred stock and 280,868 shares of Series C preferred stock held by Mission Ventures Affiliates II, L.P.

(8)	In March 2003, Motorola purchased 4,037,142 shares of Series B preferred stock. These shares were subsequently transferred to Freescale Semiconductor, Inc. In November 2004, Motorola purchased an additional 4,037,142 shares of Series B preferred stock.

(9)	Of these shares, 163,242 were deposited into an escrow account pursuant to the terms of our acquisition of RF Magic to potentially be used to satisfy certain indemnification claims. In November 2007, 5,746 of these shares will be distributed to us to satisfy an indemnification claim and the remaining escrowed shares will be released.

(10)	Of these shares, 14,016 were deposited into an escrow account pursuant to the terms of our acquisition of RF Magic to potentially be used to satisfy certain indemnification claims. In November 2007, 493 of these shares will be distributed to us to satisfy an indemnification claim and the remaining escrowed shares will be released.

Investor Rights Agreement

We have entered into a third amended and restated investor rights agreement with all of the holders of our preferred stock. This agreement provides for certain rights relating to the registration of shares of our common stock issuable upon conversion of our preferred stock, as well as information rights and rights of first refusal. Except for the registration rights, all of the investors’ rights under the investor rights agreement will terminate upon the closing of this offering. The registration rights will terminate two years after the closing of this offering or earlier if, for any particular holder, such holder’s shares may be sold pursuant to Rule 144 under the Securities Act within any three-month period. See “Description of Capital Stock — Registration Rights” for a more detailed description of the registration rights contained in the investor rights agreement.

Right of First Refusal and Co-Sale Agreement

We have entered into a fourth amended and restated right of first refusal and co-sale agreement with all of the holders of our preferred stock and certain holders of our common stock. Under this agreement, certain holders of our common stock are subject to contractual restrictions relating to their proposed transfer of our common stock. In addition, in the event such holders of our common stock desire to transfer more than 15% of their shares of our common stock to a third party and we do not fully exercise our right of first refusal under this agreement, then the holders of our preferred stock have a right, on a pro-rata basis, to purchase such shares of common stock proposed to be transferred. The holders of our preferred stock also have a right of co-sale under this agreement to sell their own stock, on a pro-rata basis, in the event of a proposed transfer of stock by such holders of our common stock. This agreement will terminate upon the closing of this offering.

Voting Agreement

The election of the members of our board of directors is governed by an amended and restated voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our amended and restated certificate of incorporation. Our amended and restated voting agreement also requires certain holders of our common stock to vote in favor of any proposed change in control transaction that is approved by our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and our certificate of incorporation will be further amended and restated such that none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or will be required by us to vote in favor of a change in control transaction.

Employment and Severance Arrangements

We have entered into employment and severance arrangements with our executive officers that entitle them to receive cash severance, continued medical benefits and acceleration of vesting of outstanding stock options, among other things, in the event their employment is terminated under specified circumstances.

The employment and severance arrangements we have entered into with Patrick Henry, Michael Economy and Kurt Noyes are described in “Executive Compensation — Employment and Severance Arrangements.”

Mark Foley is entitled to receive the following compensation in the event of either a termination without cause or a resignation for good reason at any time, conditioned upon execution of a full general release of all claims against us and continued compliance with his other agreements with us:

•	cash severance equal to six months’ salary, as well as the partial year pro-rated portion of Mr. Foley’s bonus to be earned during the year in which the termination occurs;

•

accelerated vesting of stock options and other equity awards that would have vested during the 12 months following the termination date (such acceleration will apply to options or awards subject to performance-based or milestone-based vesting only if absent such acceleration provision the relevant performance measure or milestone was required to be satisfied within such 12 month period for such vesting to occur); and

•	continued medical benefits for a period of up to six months.

In the event a termination without cause or a resignation for good reason occurs within 12 months following a change in control, Mr. Foley’s accelerated vesting will cover all unvested stock options and other equity awards.

The employment and severance arrangements we have entered into with David Lyle, Itzhak Gurantz, Lance Bridges and Timothy Pappas are substantially similar to those described in “Executive Compensation — Employment and Severance Arrangements” for the named executive officers other than Mr. Henry.

We also entered into additional severance agreements with Mr. Noyes and Mr. Lyle in January 2007 and June 2007, respectively, each of which will terminate upon the closing of this offering.

Stock Options Granted to Executive Officers and Directors

From January 1, 2004 to September 30, 2007, we granted stock options to purchase an aggregate of 2,752,915 shares of our common stock to our current executive officers and directors, with exercise prices ranging from $0.3250 to $2.665.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, as described in “Executive Compensation — Limitation of Liability and Indemnification.”

Loans to Executive Officer

We have made various loans, evidenced by recourse promissory notes, to Mr. Henry. A total of nine loans were made to Mr. Henry from December 12, 2005 to January 29, 2007 for an aggregate principal amount of $515,625. The promissory notes bore interest at rates ranging from 4.48% to 5.01%. The largest aggregate amount of principal outstanding under the promissory notes since December 12, 2005 was $515,625. As of the date of this prospectus, Mr. Henry has repaid all principal and interest owed under the promissory notes and the notes have been cancelled. The total amount of interest Mr. Henry paid under the promissory notes was $30,539.

Agreements with Motorola

In March 2006, we entered into a corporate supply agreement with Motorola, then an owner of more than 5% of our capital stock, as well as an agreement for services with General Instrument Corporation, doing business as the Connected Home Solutions Business of Motorola. The corporate supply agreement generally governs the terms upon which Motorola may place orders for and purchase certain of our products. Under the agreement for services, we may perform certain software and hardware support services with respect to Motorola’s products which incorporate our integrated circuits. An aggregate of $750,000, the amount which we owed General Instrument Corporation under a previous services agreement, may be offset against amounts owed to us under the supply agreement (20% of each invoice for our products purchased by Motorola under the agreement) and/or the services agreement. As of September 30, 2007, under the supply agreement, Motorola had not exercised any offset rights and had paid us approximately $45,657,000. As of September 30, 2007, under the services agreement, General Instrument Corporation had offset $250,000 owed to us for services we performed. The right to offset an aggregate of $500,000 remains under these agreements.

Policies and Procedures for Transactions with Related Persons

In connection with this offering, we have adopted a related-person transactions policy to monitor transactions in which we and any of the following have an interest: any of our directors or executive officers or a nominee to become a director; a security holder known by us to be the record or beneficial owner of more than 5% of any class of our voting securities; an “immediate family member” of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person, and any person (other than a tenant or employee) sharing the household of such person; and any firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or holds a similar control position or in which such person directly or indirectly has a 10% or greater equity interest. The policy covers any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we are, were or will be participants in which the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee does not apply a set of fixed standards, but takes into account the relevant available facts and circumstances in determining whether such transactions are in the best interests of Entropic and our stockholders, including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of November 30, 2007 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The percentage ownership information shown in the table is based upon 67,920,756 shares of common stock outstanding as of November 30, 2007, which assumes (i) the conversion of all outstanding shares of preferred stock into common stock, (ii) the issuance of 8,000,000 shares of common stock in this offering and (iii) the surrender of all stock certificates formerly representing RF Magic’s capital stock in exchange for shares of our capital stock. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, executive officer, beneficial owner of more than 5% of our common stock and selling stockholder. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights to acquire shares of common stock that are either immediately exercisable or exercisable on or before January 29, 2008, which is 60 days after November 30, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Entropic Communications, Inc., 9276 Scranton Road, Suite 200, San Diego, California 92121.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% or Greater Stockholders
CMEA Ventures Information Technology II, L.P. and its affiliates(1)	7,575,795	12.6%	11.1%
One Embarcadero Center, Suite 3250 San Francisco, CA 94111

Redpoint Ventures II, L.P. and its affiliates(2).	6,161,251	10.3	9.1
3000 Sand Hill Road Building 2, Suite 290 Menlo Park, CA 94025

Focus Ventures II and its affiliates(3)	3,837,997	6.4	5.7
525 University Avenue, Suite 1400 Palo Alto, CA 94301

Granite Ventures, L.P. and its affiliates(4)	3,281,484	5.5	4.8
One Bush Street, 13th Floor San Francisco, CA 94104

Mission Ventures II, LP and its affiliates(5)	3,028,462	5.1	4.5
11512 El Camino Real, Suite 215 San Diego, CA 92130

Directors and Named Executive Officers
Patrick Henry(6)	2,112,267	3.5	3.1
Kurt Noyes(7)	205,024	*	*
Michael Economy(8)	383,076	*	*
Andre Chartrand(9)	369,229	*	*
Anton Monk(10)	626,113	1.0	*
Thomas Baruch(11)	7,575,795	12.6	11.1
Amir Mashkoori(12)	98,461	*	*
Kenneth Merchant(13)	98,461	*	*
Umesh Padval(14)	98,461	*	*
John Walecka(15)	6,161,251	10.3	9.1
Rouzbeh Yassini(16)	302,653	*	*
All executive officers and directors as a group (14 persons)(17)	20,626,679	33.3	29.5

Selling Stockholders(18)
Horizon Technology Funding Company LLC(19)	224,407	*	*
76 Batterson Park Road Farmington, CT 06032

SVB Financial Group(20)	134,720	*	*
3003 Tasman Dr. (HF228) Santa Clara, CA 95054

Keith Bargroff(21)	257,464	*	*
Andre Chartrand(9)(22)	369,229	*	*
Michael Economy(8)(23)	383,076	*	*
Mark Foley(24)	1,188,615	2.0	1.7
Bert Fransis(25)	496,954	*	*
Itzhak Gurantz(26)	1,418,373	2.4	2.1
Dale Hancock(27)	1,233,238	2.1	1.8
Patrick C. Henry and Wendy A. Henry Family Trust(28)	1,602,564	2.7	2.4
Ronald Lee(29)	182,305	*	*
David Lyle(30)	438,859	*	*
Jonathan Masel(31)	217,877	*	*
Anton Monk(10)(32)	626,113	1.0	*
Kurt Noyes(7)(33)	205,024	*	*
Timothy Pappas(34)	237,691	*	*

*	Represents beneficial ownership of less than 1%.

(1)	Includes shares held by CMEA Ventures Information Technology II, Civil Law Partnership. Thomas Baruch, a member of our board of directors, and James Watson are members of CMEA Ventures Information Technology II, L.P. and have voting and investment power over the shares held by CMEA Ventures Information Technology II, L.P. Each of Messrs. Baruch and Watson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 50,376 shares subject to warrants that will terminate upon the closing of this offering and 51,076 shares subject to an option held by Mr. Baruch that is exercisable as of January 29, 2008.

(2)	Includes shares held by Redpoint Associates II, LLC, Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. The voting and disposition of the shares held by Redpoint Ventures II, L.P. is determined by Redpoint Ventures II, LLC, its general partner. The voting and disposition of the shares held by Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. is determined by Redpoint Ventures I, LLC, the general partner of Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. Jeffery Brody, Thomas Dyal, Timothy Haley, G. Bradford Jones, John Walecka and Geoffrey Yang are the managing members of Redpoint Ventures I, LLC, Redpoint Ventures II, LLC and Redpoint Associates II, LLC and have shared voting and investment power over the shares held by Redpoint Ventures II, L.P., Redpoint Associates II, LLC, Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. Messrs. Brody, Dyal, Haley, Jones, Walecka and Yang disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Also includes 51,076 shares subject to an option held by Mr. Walecka that is exercisable as of January 29, 2008.

(3)	Includes shares held by FV Investors II A, L.P. and FV Investors II QP, L.P. Focus Ventures Partners II, L.P. is the general partner of Focus Ventures II, L.P., FV Investors II A, L.P. and FV Investors II QP, L.P. James H. Boettcher, Kevin McQuillan, Steven Bird and George Bischof are the general partners of Focus Ventures Partners II, L.P. Messrs. Boettcher, McQuillan, Bird and Bischof have shared voting and investment control over all the shares held by Focus Ventures II, L.P., FV Investors II A, L.P. and FV Investors II QP, L.P. Each of Messrs. Boettcher, McQuillan, Bird and Bischof disclaims beneficial ownership of the shares held by Focus Ventures II, L.P., FV Investors II A, L.P. and FV Investors II QP, L.P., except to the extent of their pecuniary interest therein.

(4)	Includes 1,453,998 shares and 22,670 shares subject to warrants held by Granite Ventures, L.P., 1,615,554 shares and 25,189 shares subject to warrants held by TI Ventures III, L.P., and 161,554 shares and 2,519 shares subject to warrants held by Todd U.S. Ventures LLC. The warrants will terminate upon the closing of this offering. Granite Ventures LLC is the managing member of each entities’ general partner. Granite Management, LLC is the general partner of Granite Ventures, L.P, TI Ventures Management III, LLC is the general partner of TI Ventures III, L.P. and H&Q Todd Ventures Management, LLC is the member of Todd U.S. Ventures, LLC. Granite Ventures, LLC is the manager of each of Granite Management, LLC, TI Ventures Management III, LLC and H&Q Todd Ventures Management, LLC. Jacqueline Berterretche, Thomas Furlong, Christopher Hollenbeck, Samuel Kingsland, Standish O’Grady, Leonard Rand and Eric Zimits are the managing directors of Granite Ventures, LLC and share voting and investment power with respect to the shares held by Granite Ventures, L.P., TI Ventures III, L.P. and Todd U.S. Ventures, LLC. Each of Ms. Berterretche and Messrs. Furlong, Hollenbeck, Kingsland, O’Grady, Rand and Zimits disclaim beneficial ownership of the shares held by Granite Ventures, L.P., TI Ventures III, L.P. and Todd U.S. Ventures, LLC, except to the extent of their pecuniary interest therein.

(5)

Includes shares held by Mission Ventures Affiliates II, L.P. The voting and disposition of these shares is determined by Mission Ventures Management II, LLC, the general partner of Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P. Robert F. Kibble and David J. Ryan and Edward Alexander and Leo S. Spiegel, a former member of our board of directors, are managing members and general members, respectively, of Mission Ventures Management II, LLC and share voting and investment power with respect to the shares held by Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P. Each of Messrs.

Kibble, Ryan, Alexander and Spiegel disclaim beneficial ownership of the shares held by Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P., except to the extent of their pecuniary interest therein.

(6)	Includes 1,294,872 shares, 153,846 shares and 153,846 shares held by the Patrick C. Henry and Wendy A. Henry Family Trust, the Patrick C. Henry 2007 Annuity Trust and the Wendy A. Henry 2007 Annuity Trust, respectively, of which Mr. Henry and his wife, Wendy A. Henry, are co-trustees. Of these shares, 303,526 are subject to repurchase as of January 29, 2008. Also includes 509,703 shares subject to options which are exercisable as of January 29, 2008.

(7)	Of these shares, 962 are subject to repurchase as of January 29, 2008. Also includes 165,024 shares subject to options which are exercisable as of January 29, 2008.

(8)	Includes 46,154 shares held by annuity trusts for the benefit of Mr. Economy and his wife, who are co-trustees of such trusts and 15,385 shares held in trusts for the benefit of Mr. Economy’s children. Of these shares, 40,128 are subject to repurchase as of January 29, 2008. Also includes 81,538 shares subject to options which are exercisable as of January 29, 2008.

(9)	Includes 199,999 shares subject to options which are exercisable as of January 29, 2008.

(10)	Of these shares, 67,308 are subject to repurchase as of January 29, 2008. Also includes 55,344 shares subject to options which are exercisable as of January 29, 2008.

(11)	Includes the shares referred to in footnote (1) above. Other than the shares subject to the option, Mr. Baruch disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12)	All of these shares are subject to a stock option which is exercisable as of January 29, 2008.

(13)	All of these shares are subject to a stock option which is exercisable as of January 29, 2008.

(14)	Includes 67,692 shares subject to a stock option which is exercisable as of January 29, 2008.

(15)	Includes the shares referred to in footnote (2) above. Other than the shares subject to the option, Mr. Walecka disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(16)	Includes 105,731 shares held by YAS Broadband Ventures, LLC. Mr. Yassini is the President and Chief Executive Officer of YAS Broadband Ventures, LLC and has sole voting and investment power over these shares. Mr. Yassini disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 98,461 shares subject to options held by Mr. Yassini and an additional 98,461 shares subject to stock options held by YAS Broadband Ventures, LLC, all of which are exercisable as of January 29, 2008.

(17)	Includes 18,539,890 outstanding shares, of which 652,307 will be subject to repurchase as of January 29, 2008. Also includes 2,036,413 shares subject to options that will be exercisable as of January 29, 2008 and 50,376 shares subject to the warrants referred to in footnote (1) above.

(18)	The selling stockholders, which include our chief executive officer and certain other members of our management, will sell shares in this offering only if the underwriters exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, such stockholders will sell the following shares in this offering: Horizon Technology Funding Company LLC, 224,407 shares; SVB Financial Group, 134,720 shares; Mr. Bargroff, 25,538 shares; Mr. Chartrand, 15,384 shares; Mr. Economy, 38,307 shares; Mr. Foley, 150,026 shares; Mr. Fransis, 55,384 shares; Dr. Gurantz, 138,461 shares; Mr. Hancock, 133,674 shares; Patrick C. Henry and Wendy A. Henry Family Trust, 100,776 shares; Mr. Lee, 7,692 shares; Mr. Lyle, 23,076 shares; Mr. Masel, 60,249 shares; Dr. Monk, 69,230 shares; Mr. Noyes, 12,307 shares; and Mr. Pappas, 10,769 shares. Each of the selling stockholders has represented that the shares to be sold in this offering, and any securities which would be exercised for such shares, were not acquired pursuant to any agreements or understandings, directly or indirectly, with any person to distribute such shares or securities. In the event of a partial exercise of the over-allotment option, the shares to be sold by the selling stockholders pursuant to the over-allotment option will be proportionately reduced.

(19)	Constantine Michael Dakelas, President of Horizon Technology Funding Company II LLC, has sole voting and investment control over the shares beneficially owned by Horizon Technology Funding Company II

LLC. The shares to be sold in this offering consist of shares issuable upon exercise of warrants which would be exercised prior to the sale of the underlying shares. Of the warrants which would be exercised, one warrant to purchase up to 478,296 shares of our Series D-3 preferred stock at an exercise price of $1.3172 per share was issued in consideration for and in connection with Horizon Technology Funding Company LLC’s entry into a loan and security agreement with RF Magic in October 2006, and one warrant to purchase up to 523,885 shares of our Series C preferred stock at an exercise price of $0.8017 per share was issued in consideration for and in connection with Horizon Technology Funding Company LLC’s entry into a loan and security agreement with us in April 2007.

(20)	Paulette Mehas and Michael Kruse are the treasurer and portfolio manager, respectively, of SVB Financial Group and have shared voting and investment control over the shares beneficially owned by SVB Financial Group. The shares to be sold in this offering consist of shares issuable upon exercise of warrants which would be exercised prior to the sale of the underlying shares. Of the warrants which would be exercised, one warrant to purchase up to 101,225 shares of our Series D-2 preferred stock at an exercise price of $0.7409 per share was originally issued in consideration for and in connection with Silicon Valley Bank, a wholly-owned subsidiary of SVB Financial Group, entering into a loan and security agreement with RF Magic in December 2001, one warrant to purchase up to 165,000 shares of our Series A preferred stock at an exercise price of $1.2032 per share was originally issued in consideration for and in connection with Silicon Valley Bank’s entry into a loan and security agreement with us in March 2002, one warrant to purchase up to 83,512 shares of our Series D-3 preferred stock at an exercise price of $1.3172 per share was originally issued in consideration for and in connection with Silicon Valley Bank’s entry into a loan and security agreement with RF Magic in October 2006, and one warrant to purchase up to 174,628 shares of our Series C preferred stock at an exercise price of $0.8017 per share was originally issued in consideration for and in connection with Silicon Valley Bank’s entry into a loan and security agreement with us in April 2007. SVB Financial Group is the parent company of SVB Securities, a registered broker-dealer. SVB Financial Group has represented that the warrants held by it were acquired in the ordinary course of business and that at the time of the acquisition it did not have any agreements or understandings, directly or indirectly, with any person to distribute the warrants or the underlying shares.

(21)	Includes 6,813 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Bargroff had acquired 200,000 shares of RF Magic’s common stock upon the exercise of a stock option in April 2001 for an aggregate exercise price of $25,000, 25,541 shares of RF Magic’s common stock upon the exercise of a stock option in August 2001 for an aggregate exercise price of $5,747, and 42,708 shares of RF Magic’s common stock upon the exercise of a stock option in March 2007 for an aggregate exercise price of $17,083. Each such stock option was granted in connection with employment services. Mr. Bargroff co-founded RF Magic and currently serves as our Director, Technical Marketing.

(22)	The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in January 2007, for an aggregate exercise price of $5,000. The stock option was granted in August 2005 in connection with employment services. Mr. Chartrand currently serves as our Vice President of Broadband Engineering.

(23)	The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in April 2005, for an aggregate exercise price of $12,450. The stock option was granted in April 2004 in connection with employment services. Mr. Economy currently serves as our Vice President of Worldwide Sales.

(24)	Includes 52,088 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Foley had acquired 1,150,000 shares of RF Magic’s common stock pursuant to the purchase of founder’s stock in September 2000 for an aggregate purchase price of $1,150 and 114,700 shares of RF Magic’s common stock upon the exercise of a stock option in October 2001 for an aggregate exercise price of $25,808. The stock option was granted in connection with employment services. Mr. Foley co-founded RF Magic and currently serves as our President and Chief Operating Officer.

(25)	Includes 20,866 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Fransis had acquired 400,000 shares of RF Magic’s common stock upon the exercise of a stock option in October 2000 for an aggregate exercise price of $400, 51,180 shares of RF Magic’s common stock upon the exercise of a stock option in August 2001 for an aggregate exercise price of $11,516, and 58,333 shares of RF Magic’s common stock upon the exercise of stock options in April 2007 for an aggregate exercise price of $23,333. Each such stock option was granted in connection with employment services. Mr. Fransis co-founded RF Magic and currently serves as our Senior Director, RFIC Engineering.

(26)	Includes 256,922 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired pursuant to the purchase of founder’s stock in March 2001, for an aggregate purchase price of $450. Dr. Gurantz co-founded Entropic and currently serves as our Chief Technology Officer.

(27)	Includes 3,893 shares subject to options which are exercisable as of January 29, 2008 and an aggregate of 46,474 shares of common stock beneficially owned by Mr. Hancock’s children. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Hancock had acquired 1,150,000 shares of RF Magic’s common stock pursuant to the purchase of founder’s stock in September 2000 for an aggregate purchase price of $1,150 and 114,700 shares of RF Magic’s common stock upon the exercise of a stock option in October 2001 for an aggregate exercise price of $25,808. The stock option was granted in connection with employment services. Mr. Hancock co-founded RF Magic and currently serves as our Vice President of RF Technology.

(28)	The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in December 2005, for an aggregate exercise price of $50,000, and subsequently transferred to the Patrick C. Henry and Wendy A. Henry Family Trust. Mr. Henry and his wife, Wendy A. Henry, are co-trustees of the Patrick C. Henry and Wendy A. Henry Family Trust. The stock option was granted in September 2003 in connection with employment services.

(29)	Includes 91,536 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in September 2001, for an aggregate exercise price of $250. The stock option was granted in September 2001 in connection with employment services. Mr. Lee currently serves as our Director, Systems Engineering.

(30)	Includes 345,912 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares issuable upon exercise of stock options each with an exercise price of $0.43 per share, which would be exercised prior to the sale of the underlying shares. Such stock options were originally granted by RF Magic in August 2005 in connection with employment services and subsequently became options to purchase shares of our common stock in connection with our acquisition of RF Magic. Mr. Lyle currently serves as our Chief Financial Officer.

(31)	Includes 44,780 shares deposited into an escrow account pursuant to the terms of our acquisition of Arabella to potentially be used to satisfy certain indemnification claims that we may make. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of Arabella in May 2007, in exchange for ordinary shares of Arabella. Mr. Masel founded Arabella and currently serves as our Vice President and General Manager, Entropic Israel.

(32)	The shares to be sold in this offering consist of shares acquired pursuant to the purchase of founder’s stock in March 2001, for an aggregate purchase price of $225. Dr. Monk co-founded Entropic and currently serves as our Vice President of Communications Technology.

(33)	The shares to be sold in this offering consist of shares issuable upon exercise of a stock option with an exercise price of $0.3250 per share, which would be exercised prior to the sale of the underlying shares. The stock option was granted in April 2004 in connection with employment services. Mr. Noyes currently serves as our Vice President, Finance and Chief Accounting Officer.

(34)	Of these shares, 55,993 are subject to repurchase as of January 29, 2008. Also includes 61,538 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired upon exercise of stock options in January 2007, for an aggregate exercise price of $1,138. The stock option was granted in October 2002 in connection with employment services. Mr. Pappas currently serves as our Vice President of Operations.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares.    On September 30, 2007, there were 14,717,722 shares of our common stock outstanding, held of record by approximately 249 stockholders. This amount excludes our outstanding shares of preferred stock as of September 30, 2007, which will convert into 44,897,053 shares of common stock immediately prior to the closing of this offering, and assumes the surrender of all stock certificates formerly representing RF Magic’s capital stock in exchange for shares of our capital stock. Based on (i) 14,717,722 shares of our common stock outstanding as of September 30, 2007, (ii) the conversion of all outstanding shares of our preferred stock as of September 30, 2007 and (iii) the issuance of 8,000,000 shares of common stock in this offering, there will be 67,614,775 shares of our common stock outstanding upon the closing of this offering.

As of September 30, 2007, there were 6,941,566 shares of our common stock subject to outstanding options, and 940,690 shares of our common stock subject to outstanding warrants. In addition, as of September 30, 2007 there were 2,211,532 shares of our common stock, 397,236 shares of our Series D-1 preferred stock, 495,416 shares of our Series D-2 preferred stock and 2,169,030 shares of our Series D-3 preferred stock issuable upon surrender of stock certificates formerly representing shares of RF Magic’s capital stock. Upon the conversion of our preferred stock to common stock, the stock certificates formerly representing shares of RF Magic’s capital stock and not surrendered as of September 30, 2007 will represent the right to receive an aggregate of 3,153,585 shares of our common stock. As of the same date, 182,201 shares of our common stock were issuable pursuant to put and call option agreements between Entropic, RF Magic, and the holders of options to purchase RF Magic common stock which we did not assume in the acquisition of RF Magic. Pursuant to these agreements, each share of RF Magic common stock issued upon exercise of these options will be exchanged into 0.9344 shares of our common stock, which is equal to the number of shares of our common stock that we issued for each outstanding share of RF Magic in the acquisition. Due to the existence of the put and call option agreements, although there are options outstanding to purchase shares of RF Magic’s common stock, there are effectively no rights for third parties to acquire and maintain an ownership interest in RF Magic.

Voting Rights.    Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.    Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the closing of this offering, there will be no shares of our preferred stock issued and outstanding. Following this offering, under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2007, there were outstanding warrants to purchase the following shares of our capital stock:

Description	Number of Shares Subject to Warrants	Weighted Average Exercise Price Per Share as of September 30, 2007
Common stock	282,619	$0.4284
Series A preferred stock	165,000	1.00
Series B preferred stock	578,657	0.7431
Series C preferred stock	698,513	0.8017
Series D-2 preferred stock	101,225	0.740911486
Series D-3 preferred stock	561,808	1.317175975

Common Stock, Series D-2 Preferred Stock and Series D-3 Preferred Stock Warrants.    In connection with our acquisition of RF Magic, we assumed certain outstanding warrants to purchase RF Magic’s common stock, Series B preferred stock and Series C preferred stock and these warrants became warrants to purchase our common stock, Series D-2 preferred stock and Series D-3 preferred stock, respectively. Each of the warrants to purchase our common stock will terminate if not exercised prior to the closing of this offering. The warrant to purchase 101,225 shares of our Series D-2 preferred stock will terminate if not exercised prior to December 11, 2011. A warrant to purchase 478,296 shares of our Series D-3 preferred stock will terminate if not exercised prior to the earlier of (i) seven years after October 6, 2006, (ii) five years after the closing of this offering or (iii) immediately prior to the closing of certain acquisition transactions. The remaining warrant to purchase 83,512 shares of our Series D-3 preferred stock will terminate if not exercised prior to July 28, 2015. Immediately prior to the closing of this offering, the warrants to purchase our Series D-2 and D-3 preferred stock will convert into warrants to purchase an aggregate of 204,010 shares of our common stock (less any portion of such warrants that may be exercised between September 30, 2007 and the closing of this offering).

Series A Preferred Stock Warrant.    In March 2002, in connection with a loan and security agreement, we issued a warrant to Silicon Valley Bank to purchase 165,000 shares of our Series A preferred stock. This warrant will terminate five years after the closing of this offering. Immediately prior to the closing of this offering, this warrant will convert into a warrant to purchase an aggregate of 61,087 shares of our common stock (less any portion of this warrant that may be exercised between September 30, 2007 and the closing of this offering).

Series B Preferred Stock Warrant.    In May 2005, in connection with a loan and security agreement, we issued a warrant to Lighthouse Capital Partners V, L.P. to purchase up to 807,428 shares of our Series B preferred stock. Based on our past borrowings under our credit facility with Lighthouse Capital, this warrant is currently exercisable for an aggregate of 578,657 shares of our Series B preferred stock. This warrant will terminate on May 2, 2012. Immediately prior to the closing of this offering, this warrant will convert into a warrant to purchase an aggregate of 178,048 shares of our common stock (less any portion of this warrants that may be exercised between September 30, 2007 and the closing of this offering).

Series C Preferred Stock Warrants.    In April 2007, in connection with a venture loan and security agreement, we issued warrants to Horizon and Silicon Valley Bank to purchase an aggregate of up to 698,513 shares of our Series C preferred stock. Based on our borrowings to date under our credit facility with Horizon and Silicon Valley Bank, these warrants are currently exercisable for an aggregate of 305,599 shares of our Series C preferred stock. These warrants will terminate on April 5, 2014. Immediately prior to the closing of this offering, these warrants will convert into warrants to purchase up to an aggregate of up to 214,926 shares of our common stock (less any portion of these warrants that may be exercised between September 30, 2007 and the closing of this offering).

Each of the warrants described above has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock splits, reorganizations, reclassifications and consolidations. Each of the warrants to purchase preferred stock also contains adjustment provisions in the event we declare or pay dividends in shares of our common stock or other securities.

The holders of certain of these warrants are entitled to registration rights under our third amended and restated investor rights agreement, as described in “—Registration Rights” below.

Registration Rights

Under our third amended and restated investor rights agreement, six months after the effective date of the registration statement of which this prospectus is a part, based on the number of shares outstanding as of September 30, 2007, the holders of 44,261,827 shares of our common stock and warrants to purchase up to 658,071 shares of our common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold or to include their shares in any registration statement we file.

Demand Registration Rights.    At any time beginning six months after the effective date of the registration statement of which this prospectus is a part, the holders of at least 30% of the shares having registration rights have the right to demand that we file up to two registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file up to two registration statements for the holders on Form S-3 within a year of such request so long as the aggregate offering price to the public of securities to be sold under the registration statement on Form S-3 is at least $3,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights.    If we register any securities for public sale after the closing of this offering, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement.

Expenses of Registration.    We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations and piggyback registrations. We will also pay all expenses, other than underwriting discounts and commissions, relating to the first two Form S-3 registrations.

Expiration of Registration Rights.    The registration rights described above will terminate upon the earlier of either two years following the closing of this offering or, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144 promulgated under the Securities Act during a three-month period and such holder owns less than 1% of our outstanding common stock.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66- 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that in addition to any vote required by law or by our amended and restated certificate of incorporation, the approval by holders of at least 66- 2/3% of our then outstanding common stock is required to adopt, amend or repeal any provision of our amended and restated bylaws.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66- 2/3% of our then outstanding common stock.

Nasdaq Global Market Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “ENTR”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 59 Maiden Lane, New York, New York 10038.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2007, upon the closing of this offering, 67,614,775 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options or warrants and the surrender of all stock certificates formerly representing RF Magic’s capital stock in exchange for shares of our capital stock. All of the shares sold in this offering will be freely tradable unless held by one of our affiliates. Except as set forth below, the remaining 59,614,775 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no shares of common stock will be eligible for immediate sale upon the closing of this offering;

•	26,912,605 shares of common stock will be eligible for sale (including pursuant to Rule 144 or Rule 701) upon expiration of lock-up agreements 180 days after the date of this prospectus; and

•

32,702,170 shares of common stock will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144 or Rule 145 (unless the shares are held by an affiliate of ours), but certain of these shares could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, pursuant to Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Rule 145

Pursuant to Rule 145(d)(1), individuals who received shares of our common stock in connection with our acquisition of RF Magic and who were (i) affiliates of Entropic or RF Magic immediately prior to the acquisition and (ii) affiliates of ours immediately following the acquisition may resell such shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Pursuant to Rule 145(d)(1), (2) or (3), individuals who received shares of our common stock in connection with our acquisition of RF Magic and who were affiliates of Entropic or RF Magic immediately prior to the acquisition but were not affiliates of ours immediately following the acquisition may resell such shares either (i) in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement, (ii) at any time following the one year anniversary of the acquisition, provided that current public information about us continues to be available or (iii) at any time following the two year anniversary of the acquisition if at the time of the resale they are not, and have not been in the last three months, an affiliate of ours. In general, individuals who received shares of our common stock in connection with our acquisition of RF Magic, and who (i) were not affiliates of Entropic or RF Magic immediately prior to the acquisition and (ii) did not become an affiliate of ours immediately following the acquisition may resell such shares at any time.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Upon expiration of the “lock-up” period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “Registration Rights” below.

Registration Rights

Upon the closing of this offering, based on the number of shares outstanding as of September 30, 2007, the holders of 44,261,827 shares of common stock and warrants to purchase up to 658,071 shares of common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights” for additional information.

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2007 equity incentive plan, our 2007 non-employee directors’ stock option plan and our 2007 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated a U.S. person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. To obtain this exemption, a non-U.S.

holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes), subject to any applicable tax treaty providing otherwise;

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

Credit Suisse (USA) LLC and Lehman Brothers Inc. are acting as representatives of the underwriters and joint book-running managers of the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated December 6, 2007, we have agreed to sell to the underwriters and the underwriters named below have severally agreed to purchase the respective number of shares of common stock shown below from us.

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	3,104,000
Lehman Brothers Inc.	2,328,000
Thomas Weisel Partners LLC	1,164,000
JMP Securities LLC	582,000
ThinkEquity Partners LLC	582,000
Montgomery & Co., LLC	80,000
Morgan Keegan & Company, Inc.	80,000
Signal Hill Capital Group LLC	80,000

Total	8,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders, which include our chief executive officer and certain other members of our management, have granted to the underwriters a 30-day option to purchase, at any time and from time to time within such 30-day period, in whole or in part, on a pro rata basis up to 1,200,000 additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.25 per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$0.42	$0.42	$3,360,000	$3,360,000
Expenses payable by us	$0.41	$0.36	$3,300,000	$3,300,000
Underwriting discounts and commissions paid by selling stockholders	$—	$0.42	$—	$504,000

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, or the “Securities Act” relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock, establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our common stock within the meaning of Section 16 of the Exchange Act, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus, subject to specified exceptions, including the issuance of shares of our common stock pursuant to acquisitions, licensing, lending or similar agreements; provided that the sum of the aggregate number of shares of our common stock issued with respect to all such acquisitions, licensing, lending or similar agreements shall not exceed ten percent (10%) of the total outstanding shares of our common stock immediately following the completion of this offering and prior to the issuance of such shares each recipient of such shares enters into a lock-up agreement in a form agreed to by Credit Suisse Securities (USA) LLC and Lehman Brothers Inc.

Our officers, directors and substantially all of our other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities convertible into or exchangeable or exercisable for any shares of our common stock, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus subject to certain exceptions, including the transfer of shares (i) acquired in open market transactions after the completion of this offering provided that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing made after the expiration of the 180-day “lock-up” period), (ii) in this offering as a selling stockholder, (iii) to a family member or trust, (iv) by gift, will or intestacy, (v) to their partners, members, stockholders or affiliates or (vi) to a parent or other corporation to the extent such entities are wholly-owned by the stockholder or are wholly-owned by the stockholder’s parent, in each case without the prior written consent of Credit Suisse and Lehman Brothers; provided that in connection with the transactions listed in (iii)-(vi) above, the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing made after the expiration of the lock-up period). Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. have agreed that the implementation or modification of plans to sell securities pursuant to Rule 10b5-1 of the Exchange Act is not prohibited by the above described lock-up arrangement, provided that no shares may be sold pursuant to any such plans within the “lock-up” period. The underwriters have also agreed that a release from the restrictions of the lock-up agreement granted by Credit Suisse and Lehman Brothers will, subject to certain exceptions, result in a pro rata release of certain other stockholders from such restrictions.

The underwriters have reserved for sale at the initial public offering price up to 400,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters, and we have agreed to indemnify the selling stockholders, against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “ENTR.”

The underwriters and their respective affiliates may in the future perform various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which we expect they will receive customary fees.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospectus for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by investors.

No common stock has been offered to the public or will be offered to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock and the approval of the offer by the Financial Services Authority, or FSA, or, where appropriate, approval in another Member State and notification to the FSA, all in accordance with the Prospectus Directive, except that an offer of the stock may be made to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000, or FSMA, or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

Each invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by any of the underwriters has only been communicated in connection with the issuance or sale of stock in circumstances in which Section 21(1) of the FSMA does not apply to us or to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA; and

All applicable provisions of the FSMA have been complied with regarding anything done by any underwriter in relation to the stock in, from or otherwise involving the United Kingdom.

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares of our common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (the “Regulation No. 11522), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Degree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to the shares of our common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522 and any other applicable laws and regulations; (2) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (3) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no common stock has been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of common stock may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time:

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover page of this prospectus.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information. Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and executive officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, San Diego, California. The underwriters are being represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The consolidated financial statements of Entropic Communications, Inc. as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of RF Magic, Inc. as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 9276 Scranton Road, Suite 200, San Diego, California 92121, (858) 625-3200.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.entropic.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Entropic Communications, Inc.

We have audited the accompanying consolidated balance sheets of Entropic Communications, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Entropic Communications, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Entropic Communications, Inc. adopted the Financial Accounting Standards Board Staff Position 150-5, “Issuer’s Accounting Under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” during the year ended December 31, 2005 and changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment,” during the year ended December 31, 2006.

/s/ Ernst & Young LLP

San Diego, California

June 8, 2007,

except for the third paragraph to Note 4,

the second paragraph to Note 5, and Note 13, as to which the date is

December 5, 2007

Entropic Communications, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	As of December 31,		As of September 30, 2007	Pro Forma Stockholders’ Equity as of September 30, 2007
	2005	2006		(Note 1)
Assets			(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$17,387	$5,928	$11,181
Restricted cash	—	—	100
Marketable securities	4,990	7,746	—
Accounts receivable	1,654	7,453	18,856
Inventory	628	5,972	15,535
Prepaid expenses and other current assets	1,779	453	1,639

Total current assets	26,438	27,552	47,311
Property and equipment, net	2,133	2,975	4,775
Intangible assets, net	—	—	36,682
Goodwill	—	—	86,212
Other long-term assets	386	697	2,301

Total assets	$28,957	$31,224	$177,281

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$2,291	$6,814	$12,821
Accrued payroll and benefits	495	864	2,905
Deferred revenues	190	300	303
Current portion of line of credit and loans payable	—	—	2,154
Current portion of software licenses and capital lease obligations	319	709	449

Total current liabilities	3,295	8,687	18,632
Stock repurchase liability	42	282	1,337
Lines of credit and loans payable, less current portion	—	—	6,340
Software licenses and capital lease obligations, less current portion	475	380	60
Preferred stock warrant liabilities	410	811	4,574
Other long term liabilities	31	—	522
Commitments and contingencies
Redeemable convertible preferred stock, $0.001 par value; 145,754 shares authorized:
Series A redeemable convertible preferred stock, 16,509 shares designated; 16,344 shares issued and outstanding as of December 31, 2005, 2006, and September 30, 2007 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference of $24,515 as of December 31, 2006 and September 30, 2007 (unaudited)	16,309	16,319	16,326
Series B redeemable convertible preferred stock, 49,744 shares designated; 48,937 shares issued and outstanding as of December 31, 2005, 2006 and September 30, 2007 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference of $54,548 as of December 31, 2006 and September 30, 2007 (unaudited)	36,090	36,165	36,222
Series C redeemable convertible preferred stock, 35,624 shares designated; 31,184, 34,926 and 34,926 shares issued and outstanding as of December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; no shares issued and outstanding, pro forma (unaudited); liquidation preference of $42,000 as of December 31, 2006 and September 30, 2007 (unaudited)	24,876	27,895	27,926
Series D-1 redeemable convertible preferred stock, 2,325 shares designated; no shares issued and outstanding as of December 31, 2005 and 2006, and 2,278 shares issued and outstanding as of September 30, 2007 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference of $1,125 as of September 30, 2007 (unaudited)	—	—	5,086
Series D-2 redeemable convertible preferred stock, 19,583 shares designated; no shares issued and outstanding as of December 31, 2005 and 2006, and 19,082 shares issued and outstanding as of September 30, 2007 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference of $21,207 as of September 30, 2007 (unaudited)	—	—	42,948
Series D-3 redeemable convertible preferred stock, 21,969 shares designated; no shares issued and outstanding as of December 31, 2005 and 2006, and 21,028 shares issued and outstanding as of September 30, 2007 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference of $41,546 as of September 30, 2007 (unaudited)	—	—	50,371
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 76,923 shares authorized; 4,217, 5,604 and 14,718 shares issued and outstanding as of December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; and 59,615 shares issued and outstanding, pro forma (unaudited)	4	5	14	$60
Additional paid-in capital	461	893	58,711	237,544
Accumulated deficit	(53,036)	(60,213)	(91,788)	(91,788)

Total stockholders’ (deficit) equity	(52,571)	(59,315)	(33,063)	$145,816

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$28,957	$31,224	$177,281

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net revenues:
Product	$160	$2,919	$40,121	$23,573	$82,077
Service	198	800	1,350	1,350	300

Total net revenues	358	3,719	41,471	24,923	82,377
Cost of net revenues:
Product	125	1,931	30,714	18,001	54,425
Service	24	48	385	385	66

Total cost of net revenues	149	1,979	31,099	18,386	54,491

Gross profit	209	1,740	10,372	6,537	27,886
Operating expenses:
Research and development	8,984	9,574	11,601	8,153	22,812
Sales and marketing	1,560	2,247	4,112	2,939	6,642
General and administrative	1,482	1,846	2,192	1,515	5,104
Write off of in-process research and development	—	—	—	—	21,400
Amortization of purchased intangibles	—	—	—	—	1,338

Total operating expenses	12,026	13,667	17,905	12,607	57,296

Loss from operations	(11,817)	(11,927)	(7,533)	(6,070)	(29,410)
Other income (expense):
Interest income	194	242	1,018	783	414
Interest expense	(37)	(537)	(135)	(117)	(478)
Loss on fair value of preferred stock warrant liabilities	—	(28)	(401)	(174)	(2,006)

Other income (expense), net	157	(323)	482	492	(2,070)

Net loss before cumulative effect of change in accounting principle	(11,660)	(12,250)	(7,051)	(5,578)	(31,480)
Cumulative effect of change in accounting principle	—	54	—	—	—

Net loss	(11,660)	(12,196)	(7,051)	(5,578)	(31,480)
Accretion of redeemable convertible preferred stock	(85)	(89)	(126)	(95)	(95)

Net loss attributable to common stockholders	$(11,745)	$(12,285)	$(7,177)	$(5,673)	$(31,575)

Net loss per share attributable to common stockholders—basic and diluted	$(4.25)	$(3.70)	$(1.66)	$(1.33)	$(3.89)

Weighted average number of shares used to compute loss per share attributable to common stockholders	2,761	3,317	4,325	4,259	8,113

Pro forma net loss per common share—basic and diluted (unaudited)			$(0.20)		$(0.71)

Weighted average number of shares used to compute pro forma net loss per share—basic and diluted (unaudited)			35,886		44,363

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Series A		Series B		Series C		Series D-1		Series D-2		Series D-3		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2003	16,344	$16,424	39,517	$28,987	—	$—	—	$—	—	$—	—	$—	3,188	$3	$104	$(29,006)	$(28,899)
Issuance of Series B redeemable convertible preferred stock for cash, net of $48 in issuance costs	—	—	9,420	6,952	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash	—	—	—	—	—	—	—	—	—	—	—	—	54	—	17	—	17
Stock-based compensation to consultants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	13	—	13
Repurchase of unvested common shares	—	—	—	—	—	—	—	—	—	—	—	—	(88)	—	(3)	—	(3)
Accretion of redeemable convertible preferred stock	—	10	—	75	—	—	—	—	—	—	—	—	—	—	—	(85)	(85)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,660)	(11,660)

Balance as of December 31, 2004	16,344	16,434	48,937	36,014	—	—	—	—	—	—	—	—	3,154	3	131	(40,751)	(40,617)
Issuance of Series C redeemable convertible preferred stock for cash, net of $127 in issuance costs	—	—	—	—	31,184	24,873	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash	—	—	—	—	—	—	—	—	—	—	—	—	157	—	52	—	52
Issuance of common stock upon exercise of stock options for promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	906	1	294	—	295
Stock-based compensation to consultants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	26	—	26
Net reclassification of repurchase liability for early exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(42)	—	(42)
Accretion of redeemable convertible preferred stock	—	10	—	76	—	3	—	—	—	—	—	—	—	—	—	(89)	(89)
Warrants issued in connection with line of credit	—	—	—	307	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of warrants to liabilities	—	(135)	—	(307)	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,196)	(12,196)

Balance as of December 31, 2005	16,344	16,309	48,937	36,090	31,184	24,876	—	—	—	—	—	—	4,217	4	461	(53,036)	(52,571)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $22	—	—	—	—	3,742	2,978	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash	—	—	—	—	—	—	—	—	—	—	—	—	479	—	156	—	156
Issuance of common stock upon exercise of stock options for promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	912	1	295	—	296
Stock-based compensation to employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	183	—	183
Stock-based compensation to consultants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	40	—	40
Repurchase of unvested common shares	—	—	—	—	—	—	—	—	—	—	—	—	(4)	—	(2)	—	(2)
Net reclassification of repurchase liability for early exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(240)	—	(240)
Accretion of redeemable convertible preferred stock	—	10	—	75	—	41	—	—	—	—	—	—	—	—	—	(126)	(126)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,051)	(7,051)

Balance as of December 31, 2006	16,344	$16,319	48,937	$36,165	34,926	$27,895	—	$—	—	$—	—	$—	5,604	$5	$893	$(60,213)	$(59,315)

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (cont.)

(in thousands)

	Series A		Series B		Series C		Series D-1		Series D-2		Series D-3		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2006	16,344	$16,319	48,937	$36,165	34,926	$27,895	—	$—	—	$—	—	$—	5,604	$5	$893	$(60,213)	$(59,315)
Issuance of common stock upon exercise of stock options for cash (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	2,795	3	1,570	—	1,573
Stock-based compensation to employees (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,654	—	3,654
Stock-based compensation to consultants (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	171	—	171
Repurchase of unvested common shares (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(9)	—	(6)	—	(6)
Issuance of common stock in conjunction with acquisition of Arabella Software, Ltd. (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	389	—	2,466	—	2,466
Issuance of redeemable convertible preferred stock and common stock in conjunction with acquisition of RF Magic, Inc. (unaudited)	—	—	—	—	—	—	2,278	5,086	19,082	42,948	21,028	50,371	5,898	6	42,577	—	42,583
Preferred stock warrants assumed in connection with acquisition of RF Magic, Inc. (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,249	—	2,249
Stock options assumed in connection with acquisition of RF Magic, Inc. (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,084	—	6,084
Net reclassification of repurchase liability for early exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(966)	—	(966)
Accretion of redeemable convertible preferred stock (unaudited)	—	7	—	57	—	31	—	—	—	—	—	—	—	—	—	(95)	(95)
Issuance of common stock upon exercise of warrants	—	—	—	—	—	—	—	—	—	—	—	—	41	—	19	—	19
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(31,480)	(31,480)

Balance as of September 30, 2007 (unaudited)	16,344	$16,326	48,937	$36,222	34,926	$27,926	2,278	$5,086	19,082	$42,948	21,028	$50,371	14,718	$14	$58,711	$(91,788)	$(33,063)

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Operating activities:
Net loss	$(11,660)	$(12,196)	$(7,051)	$(5,578)	$(31,480)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	787	1,094	1,062	772	1,130
Amortization of purchased intangible assets	—	—	—	—	2,578
Amortization of inventory step-up in acquisitions	—	—	—	—	2,062
Stock-based compensation to consultants	13	26	40	20	171
Stock-based compensation to employees	—	—	183	54	3,654
Interest expense attributable to amortization of debt issuance costs	—	249	57	57	132
In-process research and development	—	—	—	—	21,400
Revaluation of preferred stock warrant liabilities	—	(26)	401	174	2,006
Changes in operating assets and liabilities:
Accounts receivable	(136)	(1,518)	(5,799)	(3,620)	(9,020)
Inventory	(213)	(415)	(5,344)	(2,967)	(3,206)
Prepaid expenses and other current assets	(60)	(1,475)	1,326	1,210	(501)
Other long-term assets	—	104	(75)	(28)	(1,553)
Accounts payable and accrued expenses	557	566	4,523	3,444	3,718
Accrued payroll and benefits	52	54	369	269	768
Deferred revenues	600	(410)	110	109	3
Deferred rent	(31)	(45)	(31)	(31)	—
Other long term liabilities	—	—	—	—	99

Net cash used in operating activities	(10,091)	(13,992)	(10,229)	(6,115)	(8,039)

Investing activities:
Purchases of property and equipment	(399)	(660)	(1,162)	(781)	(1,417)
Purchases of marketable securities	(7,002)	(18,142)	(10,956)	(10,949)	—
Sales/maturities of marketable securities	13,812	22,400	8,200	7,600	7,746
Net cash provided by acquisitions	—	—	—	—	4,205

Net cash provided by (used in) investing activities	6,411	3,598	(3,918)	(4,130)	10,534

Financing activities:
Principal payments on software license and capital lease obligations	(439)	(686)	(447)	(300)	(580)
Payment of debt issuance costs	—	—	—	—	(147)
Principal payments on line of credit obligations	—	(2,000)	—	—	(1,000)
Proceeds from draws on line of credit	—	2,000	—	—	3,000
Net proceeds from the issuance of common stock	18	54	159	112	1,591
Net proceeds from the issuance of redeemable convertible preferred stock	6,952	24,873	2,978	2,978	—
Repurchase of restricted stock	(3)	—	(2)	—	(6)

Net cash provided by financing activities	6,528	24,241	2,688	2,790	2,858

Net increase (decrease) in cash and cash equivalents	2,848	13,847	(11,459)	(7,455)	5,353
Cash and cash equivalents at beginning of period	692	3,540	17,387	17,387	5,928

Cash and cash equivalents at end of period	$3,540	$17,387	$5,928	$9,932	$11,281

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements

(Information subsequent to December 31, 2006 and pertaining to September 30, 2007 and the nine months ended September 30, 2006 and 2007 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Entropic Communications, Inc. (the “Company”) was organized under the laws of the state of Delaware on January 31, 2001. The Company is a fabless semiconductor company that designs, develops and markets systems solutions to enable connected home entertainment.

Basis of Presentation

As of September 30, 2007, the Company had an accumulated deficit of $91,788,000. The preceding consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful completion of the Company’s development and its transition to attaining profitable operations is dependent upon management obtaining adequate debt or equity financing to fulfill its research and development and marketing activities, and achieving a level of revenues adequate to support the Company’s cost structure.

Management believes the Company has sufficient cash and cash equivalents, amounts available under its loan and security agreements and expected cash flow from operations to fund its operations beyond September 30, 2008. The preceding consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company is unable to continue as a going concern.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The U.S. dollar is the functional currency for all foreign operations. Foreign exchange gains and losses, which result from the process of remeasuring foreign currency financial statements into U.S. dollars or from foreign currency exchange transactions during the period are recognized in the consolidated net loss.

Unaudited Interim Financial Statements

The interim balance sheet as of September 30, 2007 and the statements of operations for the nine months ended September 30, 2006 and 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the interim financial information set forth therein, in accordance with U.S. generally accepted accounting principles (“GAAP”). The results of operations for the interim period ended September 30, 2007 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2007.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity as of September 30, 2007 reflects the effect of the automatic conversion of all shares of the Company’s redeemable convertible preferred stock into 44,897,000 shares of its common stock as though the completion of the planned initial public offering occurred on September 30, 2007. Shares of the Company’s common stock issued in such initial public offering and any related net proceeds are excluded from such pro forma information.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenues are generated principally by sales of its semiconductor products. During the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, product revenues represented 45%, 78%, 97%, 95% and 99%, respectively, of its total net revenues. The Company also generates service revenues from development contracts.

The majority of the Company’s sales occur through the efforts of its direct sales force. The remainder of the Company’s sales occur through distributors. During the years ended December 31, 2004, 2005 and 2006, and the nine months ended September 30, 2006 and 2007, the Company derived 39%, 9%, 2%, 3% and less than 1%, respectively, of its total net revenues from sales made through distributors.

In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (“SAB 101”), and SAB No. 104, Revenue Recognition (“SAB 104”), the Company recognizes product revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, the Company does not recognize revenue until all customer acceptance requirements have been met, when applicable.

A portion of the Company’s sales are made through distributors under agreements allowing for pricing credits and/or rights of return. Product revenues on sales made through these distributors are not recognized until the distributors ship the product to their customers. The Company records reductions to revenues for estimated product returns and pricing adjustments, such as competitive pricing programs, in the same period that the related revenue is recorded. To date, product returns and pricing adjustments have not been significant.

The Company also has entered into an inventory “hubbing” arrangement with a key customer. Pursuant to this arrangement, the Company will deliver products to a designated third party warehouse based upon the customer’s projected needs, but it will not recognize product revenue unless and until the customer removes the Company’s products from the third party warehouse to incorporate into its own products. As of September 30, 2007, the Company had not shipped any products under this arrangement.

The Company derives revenues from development contracts that involve new and unproven technologies. Revenues under these contracts are deferred until customer acceptance is obtained, and other contract-specific terms have been completed in accordance with the completed contract method of American Institute of Certified Public Accountants (“AICPA”) Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). Provision for losses related to development contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. The costs associated with development contracts are included in cost of service revenue. The Company defers the cost of services provided under its development contracts. As of December 31, 2005 and 2006 and September 30, 2007, the Company has included $0, $132,000 and $66,000, respectively, of capitalized contract costs in inventory.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and leases payable. The Company’s policy is to place its cash and cash equivalents with high quality financial institutions in order to limit its credit exposure. Credit is extended based on an evaluation of the customer’s financial condition and a cash deposit is generally not required. The Company estimates potential losses on trade receivables on an ongoing basis.

Customers

Customers that exceeded 10% of total revenues and accounts receivable were as follows:

	Revenues					Accounts Receivable
	Years Ended December 31,			Nine Months Ended September 30,		As of December 31,		As of September 30, 2007
	2004	2005	2006	2006	2007	2005	2006
				(unaudited)				(unaudited)
Actiontec Electronics, Inc	*	*	50%	46%	28%	17%	42%	16%
Jabil Circuit (WUXI) Co., Ltd.	*	*	*	*	14%	*	16%	14%
Matsushita Electric Industrial Co., Ltd.	*	22%	*	*	*	*	*	*
Motorola Inc.	24%	40%	37%	39%	46%	59%	37%	50%
Mototech Inc.	16%	*	*	*	*	*	*	*
Tokyo Electron Devices Ltd.	39%	*	*	*	*	*	*	*

*	Customer accounted for less than 10% for the period indicated

Vendors

The Company had two vendors that represented a significant portion of total purchases (exclusive of payroll and related costs) as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Taiwan Semiconductor Manufacturing Company, Ltd.	*	12%	49%	53%	41%
Amkor Technology, Inc.	*	*	26%	18%	26%

*	Vendor accounted for less than 10% for the period indicated

Segment Reporting

Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers.

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

reportable segment: the design, development and sale of silicon integrated circuits and associated software. Products within this segment are embedded in electronic devices used to enable the delivery of multiple streams of HD video and other multimedia content for entertainment purposes into and throughout the home. The Company’s chief operating decision maker is its Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. The Company’s assets are primarily located in the United States of America and not allocated to any specific region. Therefore, geographic information is presented only for total revenue. Substantially all of the Company’s long-lived assets are located in the United States of America.

Net revenues are allocated to the geographical region based on the shipping destination of customer orders. Net revenues by geographic region were as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Asia	$291	$3,247	$40,871	$24,490	$79,895
Europe	5	41	56	16	1,278
United States of America	57	322	526	401	668
Other North America	5	109	18	16	536

	$358	$3,719	$41,471	$24,923	$82,377

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds. The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Marketable Securities

The Company classifies its marketable securities as available-for-sale. Unrealized gains and losses were not significant for any period presented. Interest and dividends on securities classified as available-for-sale are included in interest income. Additionally, the Company assesses whether an other-than-temporary impairment loss on its investments has occurred due to declines in fair value or other market conditions. As of December 31, 2005 and 2006, the carrying value of the marketable security investments approximated fair value.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, marketable securities, trade receivables, accounts payable and other accrued liabilities approximate their fair value due to the relative short-term maturities. The carrying amounts of the Company’s capital lease obligations, loans payable, preferred stock warrant liability and other long-term liabilities approximate their fair value. The fair value of capital lease obligations and loans payable was estimated based on the current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The fair value of the preferred stock warrant liabilities was estimated using the Black-Scholes valuation model.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based upon specific identification, industry and geographic concentrations, the current business environment and the Company’s historical experience. The Company has not recognized an allowance for doubtful accounts for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Lower of cost or market adjustments reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. These adjustments are done on a part-by-part basis. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (three to seven years), except leasehold improvements and software which are amortized over the lesser of the estimated useful lives of the asset or the remaining lease/license term.

Impairment of Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets’ carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset’s fair value. The Company has identified no such impairment losses to date.

Guarantees and Indemnifications

In the ordinary course of business, we have entered into agreements with customers that include indemnity provisions. To date, there have been no known events or circumstances that have resulted in any significant costs related to these indemnification provisions, and as a result, no liabilities have been recorded in the accompanying financial statements.

Shipping and Handling

Revenues derived from billing customers for shipping and handling costs are classified as a component of net revenues. Costs of shipping and handling charged by suppliers are classified as a component of cost of net revenues.

Warranty Accrual

The Company’s products are subject to warranty periods of one year or more. The Company provides for the estimated future costs of replacement upon shipment of the product as cost of net revenues. The Company has

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

not incurred any significant warranty claims to date. The warranty accrual is based on management’s best estimate of expected costs associated with product failure and historical product failures.

Research and Development Costs

Research and development costs are expensed as incurred and primarily include costs related to personnel, outside services, which consist primarily of contract labor services, fabrication masks, architecture licenses, engineering design development software and hardware tools, allocated facilities expenses and depreciation of equipment used in research and development.

Software Development Costs

Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for sale to customers. To date, the period between achieving technological feasibility and when the software is made available for sale to customers has been relatively short and software development costs qualifying for capitalization have not been significant. As such, all software development costs have been expensed as incurred in research and development expense.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expenses, were not significant for all periods presented.

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement basis and the tax basis of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), including the provisions of SAB No. 107 (“SAB 107”). Under SFAS 123R, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R using the prospective transition method. Accordingly, prior periods have not been revised for comparative purposes.

The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date, January 1, 2006, which are subsequently modified or canceled. Prior to the adoption of SFAS 123R, the Company used the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), related interpretations, and the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) for employee stock options and recorded compensation cost for options granted at exercise prices that were less than market value of the Company’s common stock at the date of grant. Pursuant to SFAS 123R, as the Company utilized the minimum value method through December 31, 2005, the Company will continue to recognize compensation expense relating to unvested awards as of the date of adoption using APB 25 which is the same accounting principle originally applied to those awards.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Stock-based compensation expense recognized in the Company’s statement of operations for the year ended December 31, 2006 and nine months ended September 30, 2007 included compensation expense for stock-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with SFAS 123R. For stock awards granted during the year ended December 31, 2006 and nine months ended September 30, 2007, expenses are amortized under the straight-line method. As stock-based compensation expense recognized in the statement of operations for the year ended December 31, 2006 and nine months ended September 30, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company allocated stock-based compensation expense as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cost of goods sold	$—	$—	$—	$—	$88
Research and development	—	—	116	49	1,927
Sales and marketing	2	6	56	21	685
General and administrative	11	20	51	4	1,125

Total stock-based compensation expense	$13	$26	$223	$74	$3,825

The table below summarizes options granted during the period from January 1, 2006 through September 30, 2007, which resulted in stock-based compensation expense:

Options Granted In Month Ended	Number of Shares	Exercise Price Per Share	Intrinsic Value Per Share	Deemed Fair Value of Common Stock at Grant
March 2006	223,000	$0.33	$0.58	$0.91
April 2006	92,000	0.33	0.58	0.91
May 2006	151,000	0.33	0.84	1.17
August 2006	244,000	0.33	1.59	1.92
October 2006	262,000	0.33	2.24	2.57
December 2006	315,000	0.33	3.28	3.61
February 2007 (unaudited)	223,000	0.68	4.42	5.10
May 2007 (unaudited)	2,534,000	1.50	5.10	6.60
July 2007 (unaudited)	832,000	2.67	5.36	8.03
September 2007 (unaudited)	152,000	3.06	6.95	10.01

	5,028,000

The Company accounts for stock-based compensation awards granted to non-employees in accordance with Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under EITF 96-18, the Company determines the fair value of the stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either of (1) the date at which a commitment for performance

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

by the counterparty to earn the equity instruments is reached, or (2) the date at which the counterparty’s performance is complete.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of the subsidiaries into U.S. dollars are included in the Company’s consolidated statements of operations. Translation gains and losses have not been significant to date.

Cumulative Effect of Change in Accounting Principle

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. 150-5, Issuer’s Accounting Under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”), an interpretation of FSAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense), net.

Upon adoption of FSP 150-5, the Company reclassified the fair value of its warrants to purchase shares of its redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect benefit of approximately $54,000 for the change in accounting principle. The Company recorded a charge of approximately $28,000 to reflect the increase in fair value between July 1, 2005 and December 31, 2005. For the year ended December 31, 2006 and nine months ended September 30, 2006 and 2007, the Company recorded charges of $401,000, $174,000 and $2,006,000, respectively, reflected as the loss on fair value of warrant liabilities in the statement of operations to reflect the change in fair value of the warrant liabilities. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of its redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ deficit.

The pro forma effect of the adoption of FSP 150-5 on the results of operations for the years ended December 31, 2004 and 2005, if applied retroactively assuming FSP 150-5 had been adopted in these years, has not been disclosed as these amounts would not be materially different from the reported amounts.

Recently Issued Accounting Standards

In June, 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (“FIN 48”). FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold, which a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. As of the date of adoption, the Company had no unrecognized tax benefits. The adoption of FIN 48 did not result in an adjustment to retained earnings. The Company will recognize interest and penalties related to unrecognized tax benefits as a component

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

of income tax expense. The Company has recognized no interest or penalties upon the adoption of FIN 48. The Company does not expect any significant increases to its unrecognized tax benefits within 12 months of this reporting date.

The Company is subject to U.S. federal, state and foreign income taxes. The Company is subject to U.S. federal, state or foreign income tax examinations for all years, to the extent allowed by law, as the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward. The Company is not currently under Internal Revenue Service, state or foreign tax examination.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of SFAS 157 will have a material impact on results of operations or financial position.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this pronouncement in the first quarter of 2008 and is currently evaluating what impact, if any, it will have on its consolidated results of operations and financial position.

2. Net Loss Per Common Share and Pro Forma Net Loss Per Common Share

Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during the year. Common equivalent shares from stock options and other common stock equivalents are excluded from the computation when their effect is antidilutive.

The Company was in a loss position for all periods presented and, accordingly, there is no difference between basic loss per share and diluted loss per share since the common stock equivalents and the effect of redeemable convertible preferred stock under the “if converted” method would be antidilutive.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock (using the if-converted-method) into common stock as though the conversion had occurred on the original dates of issuance.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Numerator:
Net loss before cumulative effect of change in accounting principle	$(11,660)	$(12,250)	$(7,051)	$(5,578)	$(31,480)
Cumulative effect of change in accounting principle	—	54	—	—	—

Net loss	(11,660)	(12,196)	(7,051)	(5,578)	(31,480)
Accretion of redeemable convertible preferred stock	(85)	(89)	(126)	(95)	(95)

Net loss attributable to common stockholders—basic and diluted	$(11,745)	$(12,285)	$(7,177)	$(5,673)	$(31,575)

Denominator:
Weighted average number of common shares outstanding	3,156	3,405	4,980	4,855	9,837
Less: Restricted stock	(395)	(88)	(655)	(596)	(1,724)

Weighted average number of shares used in computing net loss per common share—basic and diluted	2,761	3,317	4,325	4,259	8,113

Net loss per common share—basic and diluted
Net loss before cumulative effect of change in accounting principle	$(4.22)	$(3.69)	$(1.63)	$(1.31)	$(3.88)
Cumulative effect of change in accounting principle	—	0.02	—	—	—

Net loss	(4.22)	(3.67)	(1.63)	(1.31)	(3.88)
Accretion of redeemable convertible preferred stock	(0.03)	(0.03)	(0.03)	(0.02)	(0.01)

Net loss attributable to common stockholders—basic and diluted	$(4.25)	$(3.70)	$(1.66)	$(1.33)	$(3.89)

Weighted average number of shares used to compute net loss per common share above—basic and diluted			4,325		8,113
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock (unaudited)			31,561		36,250

Weighted average number of shares used to compute net loss per common share above—basic and diluted			35,886		44,363

Pro forma net loss per common share—basic and diluted (unaudited)			$(0.20)		$(0.71)

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Potentially dilutive securities that were not included in the diluted net loss per share calculations because they would be antidilutive are as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Stock options outstanding	3,016	3,697	3,402	3,355	6,942
Stock reserved for issuance under put and call option agreements	—	—	—	—	182
Restricted stock	105	130	868	659	2,073
Common stock warrants	—	—	—	—	283
Preferred stock warrants	51	229	229	229	648
Redeemable convertible preferred stock	20,086	30,703	31,855	31,462	44,897

Total	23,258	34,759	36,354	35,642	55,025

3. Balance Sheet Data

Marketable Securities

The Company has classified its marketable securities as available-for-sale which are summarized as follows (in thousands):

	As of December 31, 2005
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Corporate debt	$990	$—	$—	$990
Auction-rate securities	4,000	—	—	4,000

	$4,990	$—	$—	$4,990

	As of December 31, 2006
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Corporate debt	$5,955	$5	$—	$5,960
Commercial paper	597	—	—	597
Asset-backed securities	1,194	1	—	1,195

	$7,746	$6	$—	$7,752

As of December 31, 2006, all marketable securities were due in one year or less.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Inventories

The components of inventory are as follows (in thousands):

	As of December 31,		As of September 30, 2007
	2005	2006
			(unaudited)
Capitalized development contract costs	$—	$132	$66
Work-in-process	448	3,252	5,777
Finished goods	180	2,588	9,692

Total inventory	$628	$5,972	$15,535

Property and Equipment

Property and equipment consist of the following (in thousands, except for years):

	Useful Lives (in years)	As of December 31,		As of September 30, 2007
		2005	2006
				(unaudited)
Office and laboratory equipment	5	$1,105	$1,537	$3,347
Computer equipment	3-5	692	724	1,336
Furniture and fixtures	7	105	252	373
Leasehold improvements	Lease term	103	258	286
Licensed software	1-3	1,572	2,071	2,344
Construction in progress		—	—	86

		3,577	4,842	7,772
Accumulated depreciation		(1,444)	(1,867)	(2,997)

Property and equipment, net		$2,133	$2,975	$4,775

Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006 and nine months ended September 30, 2006 and 2007, was $787,000, $1,094,000, $1,062,000, $772,000, and $1,130,000, respectively.

Goodwill and purchased intangible assets

Purchased intangible assets were as follows (in thousands):

	As of September 30, 2007
	Gross	Accumulated Amortization and Impairments	Net
	(unaudited)	(unaudited)	(unaudited)
Developed technology	$26,060	$(1,345)	$24,715
Customer relationships	10,800	(450)	10,350
Backlog	1,400	(700)	700
Trade name	1,000	(83)	917

	$39,260	$(2,578)	$36,682

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

The estimated future amortization expense of purchased intangible assets charged to cost of net revenues and operating expenses as of September 30, 2007, is as follows (in thousands):

Years Ending December 31,	Cost of Net Revenues	Operating Expenses	Total
	(unaudited)	(unaudited)	(unaudited)
2007 (remaining)	$1,240	$1,296	$2,536
2008	4,960	2,385	7,345
2009	4,960	2,385	7,345
2010	4,960	2,219	7,179
2011	4,960	2,052	7,012
2012	2,480	1,884	4,364
Thereafter	0	901	901

Total	$23,560	$13,122	$36,682

Total
(unaudited)
Goodwill as of June 30, 2007	$86,092
Adjustments(1)	120

Goodwill as of September 30, 2007	$86,212

(1)	Adjustments relate to inventory valuation, the fair value of the debt acquired and the fair value of the receivables acquired.

Accrued Warranty

The following table presents a rollforward of the Company’s product warranty liability, which is included within accrued expenses in the consolidated balance sheets (in thousands):

	As of December 31,		As of September 30, 2007
	2005	2006
			(unaudited)
Beginning balance	$—	$20	$417
Accruals for warranties issued during the period	20	397	343
Acquired through acquisition	—	—	17
Settlements made during the period	—	—	(18)

Ending balance	$20	$417	$759

Software License and Capital Lease Obligations

The Company has financed certain licenses for software used in product development. The present value of the future license payments has been capitalized and included in property and equipment and will be amortized over the length of the license period, generally one to three years. The software license obligation will be reduced by the principal portion of the quarterly license payments. The cost of the assets under capital lease as of December 31, 2005 and 2006 and September 30, 2007 totaled $1,115,000, $1,556,000 and $1,395,000, respectively, and accumulated amortization totaled $261,000, $459,000, and $744,000, respectively, as of those same dates. Amortization of the assets recorded under capital lease are included in depreciation expense.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

As of December 31, 2006 the remaining minimum future payments on software licenses and capital lease obligations were as follows (in thousands):

Years Ending December 31,
2007	$784
2008	403

1,187
Less amounts representing interest	(98)

Present value of obligations	1,089
Less current portion	(709)

Long-term software license and capital lease obligations	$380

As of September 30, 2007 the remaining minimum future payments on software licenses and capital lease obligations were as follows (in thousands) (unaudited):

Years Ending December 31,
2007 (remaining)	$138
2008	403

541
Less amounts representing interest	(32)

Present value of obligations	509
Less current portion	(449)

Long-term software license and capital lease obligations	$60

Interest expense associated with capital lease obligations for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 was $37,000, $47,000, $70,000, $60,000 and $64,000, respectively.

4. Acquisitions

On May 1, 2007, the Company acquired all of the outstanding shares of Arabella Software Ltd. (“Arabella”) for $3,431,000. The purchase consideration consisted of 389,000 shares of the Company’s common stock, cash consideration of $650,000, and legal and other costs of $315,000. Arabella, based in Israel, specializes in the design and development of embedded Linux software. The allocation of purchase price resulted in $1,260,000 recorded for purchased technology that will be amortized over a five year life and $51,000 of net tangible assets. The excess purchase price over the fair value of net tangible and intangible assets acquired resulted in $2,120,000 recorded to goodwill. Since the acquisition Arabella has been renamed Entropic Communications Israel Ltd. The results of operations of Entropic Israel, Ltd. have been included in the Company’s results of operations from the date of acquisition.

On June 30, 2007, the Company acquired RF Magic, Inc. (“RF Magic”), a provider of digital broadcast satellite outdoor unit and silicon television tuner solutions for approximately 5,898,000 shares of the Company’s common stock and 2,278,000, 19,082,000, and 21,028,000 shares of shares of the Company’s newly created Series D-1, Series D-2, and Series D-3 redeemable convertible preferred stock, respectively. The securities the Company issued or reserved for issuance pursuant to the acquisition were equal to approximately 34% of the

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

combined company’s fully diluted capitalization. The acquisition will combine established complementary technologies focused on the rapidly growing market for connected home entertainment. The results of operations of RF Magic have been included in the Company’s consolidated financial statements from the date of acquisition.

In connection with the RF Magic acquisition, the Company entered into an escrow agreement pursuant to which (i) 884,729 shares of the Company’s common stock and (ii) shares of the Company’s Series D redeemable convertible preferred stock that are convertible into an aggregate of 1,956,315 shares of its common stock, were deposited into an escrow account to potentially be used to satisfy certain indemnification claims. On November 14, 2007, the Company and the representative of the former RF Magic stockholders agreed that 90,059 of these escrowed shares (calculated on an as-converted to common stock basis) would be distributed to the Company to satisfy an indemnification claim made by the Company and that the remaining shares would thereafter be released to the former RF Magic stockholders.

In connection with the acquisition of RF Magic, the Company assumed RF Magic common stock warrants that were outstanding on June 30, 2007. Upon completion of the acquisition, the warrants allowed the holders to purchase an aggregate of 323,000 common shares of the Company at an exercise price of $0.42 per share. On or before September 9, 2008, 304,000 shares underlying these warrants are exercisable and on or before October 17, 2008, 20,000 of the shares underlying these warrants are exercisable. The warrants were valued at $2,249,000 on the date of acquisition. The fair value of warrants assumed was calculated utilizing the Black-Scholes option pricing model with a risk free rate of return of 4.8%, volatility of 73%, 0% dividend yield, and the remaining contractual term of the warrants on the date of acquisition of seven years.

The fair value of common stock and redeemable convertible preferred stock issued to the stockholders of RF Magic was determined based on the fair value of the Company’s common stock and redeemable convertible preferred stock as of June 30, 2007. In order to calculate fair value, the Company utilized a probability-weighted expected return method consistent with the recommendations of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company utilized the following four scenarios in the probability weighted calculation: liquidation, initial public offering, merger or acquisition, and status-quo. An enterprise value was calculated for the Company under each of the scenarios based on either the income, market or cost approach. From the enterprise value, a market value of equity was derived by reducing the enterprise value by excess balance sheet cash and deductions for debt and other obligations. The probability-weighted expected return method was then used to allocate the market value of equity to the various classes of stock.

The fair value of the Company’s common and redeemable convertible preferred stock issued in the acquisition of RF Magic was:

Class of Stock	Fair Value Per Share
Common stock	$7.22
Series D-1 redeemable convertible preferred stock	$2.23
Series D-2 redeemable convertible preferred stock	$2.25
Series D-3 redeemable convertible preferred stock	$2.40

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Except for stock options held by employees of RF Magic’s French subsidiary, the Company assumed each outstanding option to purchase RF Magic common stock and converted these options into options to purchase an aggregate of 2,685,000 shares of common stock. The fair value of stock options assumed was calculated utilizing the Black-Scholes option pricing model with a risk free rate of return of 4.9%-5.0%, volatility of 73%, and an expected term calculated under the simplified method of SAB 107 for each option assumed ranging from 2.5 – 6.0 years. Pursuant to put and call option agreements, the Company may issue up to 182,000 shares of its common stock in exchange for the shares of RF Magic’s common stock issuable upon exercise of the options not assumed.

The total cost of the acquisitions is as follows (in thousands):

	Arabella	RF Magic	Total
	(unaudited)	(unaudited)	(unaudited)
Cash	$650	$—	$650
Common stock issued	2,466	42,583	45,049
Redeemable convertible preferred stock issued	—	98,405	98,405
Options and warrants assumed	—	9,566	9,566
Direct acquisition costs	315	528	843

Total	$3,431	$151,082	$154,513

As a result of the acquisition of RF Magic, the Company assumed the outstanding indebtedness owed under the venture loan and security agreement with Horizon Technology Funding Company LLC totaling $7,000,000; lease obligations for office space totaling $307,000 and software development tools totaling $230,000; and open purchase order commitments totaling $790,000. The office lease was subsequently amended to increase the related obligation by $104,000.

The Company has accounted for the acquisitions under the purchase method of accounting under Statement of Financial Accounting Standards No. 141, Business Combinations. Under the purchase method of accounting, the purchase price is allocated to the net tangible and intangible assets based on their estimated fair values as of the acquisition date.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

The preliminary purchase price will be subject to further adjustments as the Company finalizes its review and analysis related to the opening balances included in inventory and accrued liabilities for the allocation of purchase price. The preliminary purchase price allocations are shown below (in thousands):

	Arabella	RF Magic	Total
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$127	$5,551	$5,678
Accounts receivable	31	2,350	2,381
Inventory	—	8,418	8,418
Other current assets	23	659	682
Property and equipment	61	1,452	1,513
Other long-term assets	—	34	34
Accounts payable and accrued expenses	(168)	(2,090)	(2,258)
Accrued payroll and benefits	(23)	(1,696)	(1,719)
Long-term debt	—	(7,000)	(7,000)
Other long-term liabilities	—	(88)	(88)

Net tangible assets	51	7,590	7,641
Developed technology	1,260	24,800	26,060
Customer relationships	—	10,800	10,800
Backlog	—	1,400	1,400
Trade name	—	1,000	1,000
In-process research and development	—	21,400	21,400
Goodwill	2,120	84,092	86,212

Total purchase price	$3,431	$151,082	$154,513

As a result of the required adjustment of acquired assets and liabilities to their fair value at the date of purchase, the Company increased inventory by $2,749,000 over the historical cost. The increased inventory value will be recorded as a component of cost of net revenues as the related products are sold.

The goodwill recorded for the acquisition of Arabella and RF Magic is not deductible for tax purposes, and will be assessed annually for impairment. The weighted average amortization period of the identifiable intangible assets is approximately 4.9 years at September 30, 2007.

The developed technology represents proprietary knowledge that is technologically feasible as of the valuation date, and included all fully functioning products at the date of the valuation. The amount assigned to the developed technology was assigned based on the estimated net discounted cash flows from the related product lines on the date of acquisition. The developed technology is being amortized on a straight-line basis over a useful life of five years.

The customer relationships, backlog, and trade name are being amortized on a straight-line basis over a useful life of six years, six months, and three years, respectively.

Acquired in-process research and development (“IPR&D”) at the date of acquisition relates to RF Magic’s channel stacking switch products. The amount was expensed on the acquisition date because the acquired technology had not yet reached technological feasibility and had no alternative future uses. A discounted cash flow approach was utilized in valuing the IPR&D. The value of the technology was the sum of the present value of projected debt-free net income, in excess of returns on requisite assets, over the economic life of the IPR&D.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Pro Forma Statements of Operations

The unaudited pro forma financial information reflects the consolidated results of operations as if the acquisition of RF Magic had occurred on January 1, 2006. The unaudited pro forma financial data presented are not necessarily indicative of the Company’s results of operations that might have occurred had the transactions been completed at the beginning of the periods presented, and do not purport to represent what the Company’s consolidated results of operations might be for any future period (in thousands except per share amounts):

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
	(unaudited)
Net revenues	$67,654	$97,401
Net loss	(23,203)	(14,527)
Net loss per share—basic and diluted	(2.27)	(1.21)

5. Debt

As of December 31, 2005, the Company maintained a loan and security agreement with Lighthouse Capital Partners V, L.P. under which the Company could receive advances of up to $5,000,000, secured by the Company’s accounts receivable. In June 2006, the Company canceled this line. The Company did not draw against this line in 2006.

In April 2007, the Company entered into a subordinated debt and security agreement with Horizon Technology Funding Company LLC and Silicon Valley Bank under which the Company could receive advances of up to $8,000,000, secured by all of the Company’s tangible and intangible assets excluding intellectual property (“Growth Line”). Interest is payable monthly at an annual interest rate equal to the greater of 11.85% or 11.85% plus the difference between the one-month LIBOR rate as reported in The Wall Street Journal three business days prior to the applicable advance and 5.32%. Beginning in April 2008, principal and interest payments shall be payable over 30 months on the outstanding principal of the loan. The Company drew $1,000,000 against the Growth Line in April 2007. In August 2007, the Company modified the Growth Line to extend $3,000,000 of the $4,000,000 availability under the agreement that was set to expire on August 31, 2007 to October 31, 2007. In connection with the extension, the Company borrowed $1,000,000 of the $4,000,000 availability under the Growth Line. All of the remaining terms of the Growth Line were maintained. On December 31, 2007, $3,000,000 of availability under the Growth Line is scheduled to expire.

In April 2007, the Company also entered into a loan and security agreement with Silicon Valley Bank under which the Company could receive advances up to $7,000,000, secured by substantially all of the Company’s tangible and intangible assets excluding intellectual property (“AR Line”). The Company may increase the credit limit to $10,000,000 under this credit facility upon payment of an additional commitment fee of $15,000. Interest is payable monthly at an annual interest rate equal to the prime rate plus 0.5% if the Company maintains a liquidity ratio of at least 1.75 to 1 or the prime rate plus 2.0% if the Company maintains a liquidity ratio of less than 1.75 to 1. The Company drew $1,000,000 against the AR Line in May 2007, which the Company repaid prior to the end of the month.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

The minimum future principal payments under all debt obligations as of September 30, 2007 (unaudited), are as follows (in thousands):

Years Ending December 31,
2007 (remaining)	$144
2008	2,860
2009	3,662
2010	2,334

9,000
Less amounts representing interest	(506)

Present value of obligations	8,494
Less current portion	(2,154)

Long-term obligations	$6,340

6. Commitments and Contingencies

The minimum future payments under all noncancelable operating leases with an initial term of one year or more as of December 31, 2006, are as follows (in thousands):

Years Ending December 31,
2007	$882
2008	894
2009	880
2010	337

$2,993

In June and August 2007, the Company entered into two software license agreements. Minimum license fee payments under the June 2007 agreement total $3.8 million over four years. Minimum license fee payments under the August 2007 agreement total $1.5 million over three years.

In August 2007, the Company entered into a lease agreement for additional facilities in San Diego, California. Minimum lease payments under the lease agreement total $14.7 million over the initial seven-year term of the agreement, which is subject to two five-year renewal options.

The minimum future payments under all noncancelable operating leases with an initial term of one year or more as of September 30, 2007 (unaudited), are as follows (in thousands):

Years Ending December 31,
2007 (remaining)	$713
2008	4,248
2009	4,377
2010	3,476
2011	2,658
2012	2,155
Thereafter	4,748

$22,375

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

In September 2007, the Company delivered an irrevocable standby letter of credit issued by Silicon Valley Bank totaling $1,160,000 as collateral for performance by the Company of all its obligations under its new facilities lease in San Diego, California. The letter of credit is to remain in effect for the entire seven year term of the lease and may be reduced if the Company meets minimum financial ratios as specified by the lease agreement. Silicon Valley Bank reduced the availability of the AR Line by the same amount in connection with the issuance of the letter of credit.

Rent expense for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 was $319,000, $360,000, $531,000, $362,000, and $877,000, respectively.

The Company had firm purchase order commitments for the acquisition of inventory as of December 31, 2006 and September 30, 2007 (unaudited) of $697,000 and $17,739,000, respectively.

From time to time, the Company may be involved in litigation relating to claims arising out of its operations. The Company is not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on its business, financial condition or operating results.

7. Preferred Stock Warrant Liabilities

In connection with the line of credit obtained in 2002, the Company issued a warrant to the lender to purchase shares of the Company’s Series A redeemable convertible preferred stock.

In connection with the loan and security agreement entered into with a financial institution in May 2005, the Company issued a warrant to the lender to purchase shares of the Company’s Series B redeemable convertible preferred stock.

In connection with the Growth Line, in April 2007 the lenders obtained the right to warrants to purchase up to a maximum of 699,000 shares of the Company’s Series C redeemable convertible preferred stock in the aggregate, at a purchase price of $0.80 per share. The actual number of shares purchasable under the warrants varies according to the amount of draws taken against the Growth Line. In connection with the $1,000,000 draw in April 2007 and the $1,000,000 draw in August 2007, 306,000 shares became exercisable under the warrants. The Company recorded the fair value of these warrants of $523,000 on the issuance date as debt discount and will accrete the value to interest expense over the repayment period of the Growth Line. The initial fair value of the warrants was calculated under the Black-Scholes pricing model with the following assumptions: contractual term of seven years, 4.8 to 5.0% risk-free interest rate, expected volatility of 73% and expected dividend yield of 0%. The warrants will be classified as a liability and recorded at their fair value. At each reporting period, the Company will remeasure the fair value of the warrant liability and any gains or losses will be recognized as gain (loss) on fair value of preferred stock warrant liabilities.

In connection with the acquisition of RF Magic, the Company assumed outstanding warrants for convertible preferred stock of RF Magic and issued warrants for Series D-2 and D-3 redeemable convertible preferred stock. The Series D-2 and D-3 warrants were valued on the date of acquisition and are included in the total acquisition cost.

The fair value of the warrants is recorded as a liability and remeasured at each reporting period with gains or losses recognized as gain (loss) on fair value of preferred stock warrant liabilities.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Significant terms and fair value of warrants to purchase the Company’s redeemable convertible preferred stock are as follows:

			Shares (in thousands)			Fair Value (in thousands)
Stock	Expiration Date	Exercise Price Per Share	As of December 31,		As of September 30, 2007	As of December 31,		As of September 30, 2007
			2005	2006		2005	2006
					(unaudited)			(unaudited)
Series A preferred	Later of (i) March 6, 2012 or (ii) five years after the closing of the initial public offering of the Company’s stock	$1.00	165	165	165	$85	$184	$424
Series B preferred	May 12, 2012	0.74	579	579	579	325	627	1,569
Series C preferred	Later of (i) April 5, 2014 or (ii) five years after the closing of the initial public offering of the Company’s stock	0.80	—	—	306	—	—	850
Series D-2 preferred	Later of (i) December 11, 2011 or (ii) five years after the closing of the initial public offering of the Company’s stock	0.74	—	—	101	—	—	272
Series D-3 preferred	Later of (i) July 28, 2015 or (ii) five years after the closing of the initial public offering of the Company’s stock	1.32	—	—	84	—	—	225
Series D-3 preferred	Later of (i) October 6, 2013 or (ii) five years after the closing of the initial public offering of the Company’s stock	1.32	—	—	478	—	—	1,234

Total			744	744	1,713	$410	$811	$4,574

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

The fair value of the above warrants was determined using the Black-Scholes pricing model based on the following assumptions:

	Years Ended December 31,		Nine Months Ended September 30, 2007
	2005	2006
			(unaudited)
Remaining contractual term, Series A preferred warrants (in years)	6.2	5.2	4.3
Remaining contractual term, Series B preferred warrants (in years)	6.4	5.4	4.6
Remaining contractual term, Series C preferred warrants (in years)	—	—	6.6
Remaining contractual term, Series D-2 preferred warrants (in years)	—	—	4.2
Remaining contractual term, Series D-3 preferred warrants (in years)	—	—	6.0 and 7.8
Risk-free interest rate	3.0%	4.7%	4.5%
Expected volatility	75%	73%	73%
Expected dividend yield	—	—	—

The Company recorded interest expense for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 of $0, $249,000, $57,000, $57,000 and $101,000, respectively, in connection with the warrants.

8. Redeemable Convertible Preferred Stock

In May, September and November of 2004, the Company issued an aggregate of 9,420,000 shares of Series B redeemable convertible preferred stock for $0.74 per share resulting in cash proceeds of $6,952,000, net of issuance costs of $48,000.

In December of 2005, the Company issued 31,184,000 shares of Series C redeemable convertible preferred stock for $0.80 per share, resulting in cash proceeds of $24,873,000, net of issuance costs of $127,000.

In April 2006, the Company issued 3,742,000 shares of Series C redeemable convertible preferred stock for $0.80 per share, resulting in cash proceeds of $2,978,000, net of issuance costs of $22,000.

The Company amended and restated its amended and restated certificate of incorporation in June 2007 in part to authorize the Series D redeemable convertible preferred stock issued in connection with the acquisition of RF Magic. Three classes of Series D redeemable convertible preferred stock were issued in connection with the acquisition. The Company issued 2,278,000 shares of Series D-1, 19,082,000 shares of Series D-2, and 21,028,000 shares of Series D-3 redeemable convertible preferred stock for RF Magic convertible preferred stock series A, B, and C, respectively. The shares of Series D-1, Series D-2 and Series D-3 redeemable convertible preferred stock were valued at $5,086,000, $42,948,000, and $50,371,000, respectively based on a probability- weighted expected return method, consistent with the recommendations of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

Each share of the redeemable convertible preferred stock was originally convertible at the option of the holder into approximately 0.3077 fractional shares of common stock, subject to anti-dilution adjustments. The Series A, Series B and Series C redeemable convertible preferred stock outstanding as of December 31, 2006 are convertible into 6,051,000, 15,058,000, and 10,746,000 shares of common stock, respectively. As a result of the issuance of Series B and Series C redeemable convertible preferred stock, the Series A redeemable convertible preferred stock conversion ratio applicable to the outstanding shares of December 31, 2006 was one share of redeemable convertible preferred stock for 0.3702 fractional shares of common stock. The Series B, Series C,

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Series D-1, Series D-2, and Series D-3 redeemable convertible preferred stock convert at a one to 0.3077 ratio to common stock. Each share of redeemable convertible preferred stock will automatically convert into common stock upon the earlier of the written consent of more than 75% of the then issued and outstanding shares of redeemable convertible preferred stock voting as a class, or a firm commitment to undertake an underwritten public offering of the Company’s common stock at a per share price not less than three times the original Series C price per share and aggregate gross proceeds of not less than $20,000,000. The holder of each share of redeemable convertible preferred stock is entitled to one vote for each share of common stock into which such share would convert.

The redeemable convertible preferred stockholders are entitled to noncumulative dividends at a rate of 8% of the original issue price, when and if declared by the Company’s Board of Directors, out of funds legally available. To date, the Company has not declared any dividends.

In the event of liquidation, the holders of Series D and Series C redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to holders of Series B and A redeemable convertible preferred stock or common stock, a per share amount equal to the respective original issue price per share plus declared and unpaid dividends. The holders of Series B redeemable convertible preferred stock shall then be entitled to receive prior, and in preference to any further distribution to holders of Series C redeemable convertible preferred stock or a distribution to Series A redeemable convertible common stock, a per share amount equal to the original Series B price per share plus declared and unpaid dividends. The holders of Series A redeemable convertible preferred stock shall then be entitled to receive prior, and in preference to any further distribution to holders of Series D, Series C and Series B redeemable convertible preferred stock, or common stock, a per share amount equal to the original Series A price per share plus declared and unpaid dividends. The holders of Series D and Series C redeemable convertible preferred stock shall then be entitled to receive, prior and in preference to any further distribution to holders of Series B and A redeemable convertible preferred stock, or common stock, a per share amount equal to one-half the original issue price per share of the Series D and Series C stock, respectively. The holders of Series B redeemable convertible preferred stock shall then be entitled to receive, prior and in preference to any further distribution to holders of Series A redeemable convertible preferred stock or common stock, a per share amount equal to one-half the original Series B price per share. The holders of Series A redeemable convertible preferred stock shall then be entitled to receive, prior and in preference to any further distribution to holders of common stock, a per share amount equal to one-half the original Series A price per share. The holders of common stock shall then be entitled to any remaining distributions.

At the earlier of (i) any time on or after March 27, 2010 and (ii) a written request of the holders of at least a majority of the shares of Series A redeemable convertible preferred stock then outstanding (“Series A Redemption Request”) or the Series B redeemable convertible preferred stock then outstanding (“Series B Redemption Request”) and upon a written request of the holders of at least a majority of the shares of Series D or Series C redeemable convertible preferred stock then outstanding, the Company shall redeem at least one-eighth of the number of shares of Series D or Series C redeemable convertible preferred stock then outstanding. Subsequent to this first redemption date, the Company shall redeem at least one-eighth of the number of shares of Series D and Series C redeemable convertible preferred stock then outstanding on each of the subsequent seven three-month anniversaries of the first redemption date (each a redemption date). However, the portion of the outstanding shares of Series D and Series C redeemable convertible preferred stock redeemed on any redemption date may be increased at the option of the Company. The redemption price for the Series D-1, Series D-2, Series D-3 and Series C redeemable convertible preferred stock shall be approximately $0.33, $0.74, $1.32, and $0.80 per share, respectively, plus an amount equal to the amount of all declared but unpaid dividends. The Company is not required to establish any sinking fund for redemption of the Series D and Series C redeemable convertible preferred stock.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

At the earlier of any time on or after March 27, 2010, or a Series A Redemption Request, upon a written request of the holders of at least a majority of the shares of Series B redeemable convertible preferred stock then outstanding, the Company shall redeem at least one-eighth of the number of shares of Series B redeemable convertible preferred stock then outstanding. Subsequent to this first redemption date, the Company shall redeem at least one-eighth of the number of shares of Series B redeemable convertible preferred stock then outstanding on each of the subsequent seven three-month anniversaries of the first redemption date (each a redemption date). However, the portion of the outstanding shares of Series B redeemable convertible preferred stock redeemed on any redemption date may be increased at the option of the Company. The redemption price shall be $0.74 per share, plus an amount equal to the amount of all declared but unpaid dividends. The Company is not required to establish any sinking fund for redemption of the Series B redeemable convertible preferred stock.

At the earlier of any time on or after September 13, 2008 or a Series A Redemption Request, the Company shall redeem at least one-eighth of the number of shares of Series A redeemable convertible preferred stock then outstanding. Subsequent to this first redemption date, the Company shall redeem at least one-eighth of the number of shares of Series A redeemable convertible preferred stock then outstanding on each of the subsequent seven three-month anniversaries of the first redemption date (each a redemption date). However, the portion of the shares redeemed on any redemption date may be increased at the option of the Company. The redemption price shall be $1.00 per share, plus an amount equal to the amount of all declared but unpaid dividends. The Company is not required to establish any sinking fund for redemption of the Series A redeemable convertible preferred stock. Notwithstanding the foregoing, no shares of Series B redeemable convertible preferred stock shall be redeemed unless all the outstanding shares of Series D and Series C redeemable convertible preferred stock have first been redeemed.

9. Stockholders’ Deficit

Stock Options

Entropic 2001 Stock Option Plan

In 2001, the Company adopted the 2001 Stock Option Plan (the “Entropic Plan”), since amended, under which 10,254,000 shares of common stock are authorized and reserved for issuance as of September 30, 2007. The Entropic Plan provides for the grant of incentive and nonstatutory stock options, stock bonuses and rights to purchase restricted stock by employees, directors or consultants of the Company. The Entropic Plan provides that incentive stock options will be granted only to employees at no less than the fair value of the Company’s common stock (no less than 85% of the fair value for nonstatutory stock options), as determined by its Board of Directors at the date of the grant. Awards generally vest 25% one year from date of grant and ratably each month thereafter for a period of 36 months and expire ten years from date of grant.

RF Magic 2000 Incentive Stock Plan

In connection with the Company’s acquisition of RF Magic, the Company assumed RF Magic’s 2000 Incentive Stock Plan (the “RF Magic Plan”) including all of the outstanding stock options issued under the RF Magic Plan, except those held by employees of RF Magic’s French subsidiary. The stock options under the RF Magic Plan that the Company assumed became options to purchase an aggregate of 2,685,000 shares of the Company’s common stock. The stock options held by employees of RF Magic’s French subsidiary that the Company did not assume remained as options to purchase RF Magic’s common stock. At the time of the acquisition an aggregate of 195,000 shares of RF Magic’s common stock were issuable upon exercise of the unassumed RF Magic options. The unassumed RF Magic options are a subject to put and call option agreements between the Company, RF Magic and the holders of these options. Under these put and call option agreements,

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

each share of RF Magic common stock issued upon exercise of the unassumed RF Magic options will be exchanged for 0.9344 shares of the Company’s common stock, which is equal to the number of shares of the Company’s common stock issued in exchange for each outstanding share of RF Magic in the acquisition. The Company has reserved 182,000 shares of its common stock for future issuance under the put and call option agreements. As of September 30, 2007, the intrinsic value of the unassumed RF Magic options, giving effect to the conversion of the shares of RF Magic common stock under the put and call option agreements, was $1,795,000.

	Stock Options Outstanding and Exercisable			Stock Options Vested
Exercise Price	Number (in thousands)	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price	Number (in thousands)	Weighted-Average Exercise Price
$ 0.42	165	6.7	$ 0.42	138	$ 0.42
$ 1.04	17	9.6	$ 1.04	—	$ —

	182		$ 0.48	138	$ 0.42

The RF Magic Plan provides for the grant of incentive stock options, nonstatutory stock options and stock purchase rights. Incentive stock options may be granted only to employees. All other awards may be granted to employees, directors and consultants.

At the time of the acquisition 348,000 shares of RF Magic common stock remained available for future grant under the RF Magic Plan. In connection with the Company’s assumption of the RF Magic Plan, the Company also assumed this available share reserve which became a share reserve of approximately 326,000 shares of the Company’s common stock. If a stock award granted under the RF Magic Plan expires, is surrendered under an option exchange program or otherwise terminates without being exercised in full, the shares of the Company’s common stock not acquired pursuant to the stock award again become available for subsequent issuance.

Stock option grants under the Entropic Plan and RF Magic Plan are subject to an early exercise provision. Those under the RF Magic Plan allow for early exercise upon board approval. Shares of common stock obtained upon early exercise of unvested options or by restricted stock purchase rights are subject to repurchase by the Company at the applicable original issue price and will vest according to the respective agreement. Shares subject to repurchase by the Company as of December 31, 2005, 2006 and September 30, 2007 were 130,000, 868,000, and 2,073,000, respectively.

The consideration received for the exercise of an unvested stock option is considered a deposit of the exercise price, and thus is a liability that is recorded by the Company. The liability associated with this potential for repurchase, and the related shares, are only reclassified into equity as the option award vests. As a result, the Company has recorded liabilities as of December 31, 2005 and 2006 and September 30, 2007 of $42,000, $282,000 and $1,337,000, respectively, for the unvested shares issued upon early exercise of stock options.

Under the Entropic Plan, certain executives could exercise options using a combination of cash and full recourse promissory notes payable to the Company. All shares issued under this arrangement were pledged to the Company as security for the notes. Interest rates on the notes ranged from 3.8% to 5.0% per annum. Interest was payable annually in arrears with the full principal amount and any unpaid interest due in five years. The balance of the notes receivable as of December 31, 2005 and 2006 and September 30, 2007 was $292,000, $585,000, and $0, respectively.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

A summary of the Company’s stock option award activity and related information under the existing incentive plans (excluding options to purchase up to 182,000 shares of the Company’s common stock subject to put and call agreements for RF Magic options) for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007, is as follows (in thousands, except per share data):

	Number of Stock Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Outstanding and exercisable as of December 31, 2004	3,016	$0.33
Granted	1,881	$0.33
Exercised	(1,064)	$0.33
Canceled/forfeited/expired	(136)	$0.33

Outstanding and exercisable as of December 31, 2005	3,697	$0.33
Granted	1,287	$0.33
Exercised	(1,391)	$0.33
Canceled/forfeited/expired	(191)	$0.33

Outstanding and exercisable as of December 31, 2006	3,402	$0.33	$12,274

Granted (unaudited)	3,741	$1.79
Options assumed in connection with the acquisition of RF Magic (unaudited)	2,685	$0.68
Exercised (unaudited)	(2,795)	$0.55
Canceled/forfeited/expired (unaudited)	(91)	$0.55

Outstanding and exercisable as of September 30, 2007 (unaudited)	6,942	$1.13	$63,876

In May 2007, the Company granted 308,000 shares subject to options under the Israeli sub-plan that vest upon the achievement of product development milestones. The Company believes that it is probable the vesting conditions will be met and has recorded all stock-based compensation expense related to these options for the nine months ended September 30, 2007. During June 2007, the Company granted options to purchase 62,000 shares of its common stock to two employees which contain a guaranteed value upon vesting. The Company is recording the fair value of the guarantee as a liability. During the nine months ended September 30, 2007, the Company recorded $23,000 of research and development expense attributable to these guarantees.

The following summarizes information regarding outstanding and exercisable stock options as of December 31, 2006:

	Stock Options Outstanding and Exercisable			Stock Options Vested
Exercise Price	Number (in thousands)	Weighted- Average Remaining Life (in years)	Weighted- Average Exercise Price	Number (in thousands)	Weighted- Average Exercise Price
$0.33	3,402	8.2	$0.33	1,550	$0.33

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

The following summarizes information regarding outstanding and exercisable stock options as of September 30, 2007 (unaudited):

	Stock Options Outstanding and Exercisable			Stock Options Vested
Exercise Price	Number (in thousands)	Weighted- Average Remaining Life (in years)	Weighted- Average Exercise Price	Number (in thousands)	Weighted- Average Exercise Price
$0.23	155	4.8	$0.23	153	$0.23
$0.33	1,341	7.3	$0.33	635	$0.33
$0.43	1,286	7.7	$0.43	611	$0.43
$0.55	44	9.4	$0.55	—	—
$0.68	68	9.4	$0.68	—	—
$1.04	1,026	9.6	$1.04	—	—
$1.50	2,067	9.6	$1.50	—	—
$2.67	802	9.8	$2.67	—	—
$3.06	153	10.0	$3.06	—	—

	6,942		$1.13	1,399	$0.36

In connection with the adoption of SFAS 123R, the Company reviewed and updated its forfeiture rate, expected term and volatility assumptions. The expected option life reflects the application of the simplified method set out in SAB 107. The risk-free interest rate is based on zero coupon U.S. Treasury instruments with maturities similar to those of the expected term of the award being valued. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The estimated volatility reflects the application of SAB 107’s interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The expected dividend yield was based on our expectation of not paying dividends on our common stock for the foreseeable future.

The fair value of stock options was estimated at the grant date using the following assumptions:

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2006	2007
		(unaudited)
Expected option life (in years)	6.0	6.0	6.0
Risk-free interest rate	4.8% to 5.0%	4.8%	4.5% to 5.0%
Expected volatility	73%	73%	73%
Expected dividend yield	—	—	—

The weighted-average grant date fair value per share of employee stock options granted during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 was $1.95, $1.14 and $6.05, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007 was $0, $1,797,000, and $13,695,000, respectively. As of December 31, 2006 and September 30, 2007, the Company estimates that there are $2,301,000 and $35,334,000, respectively, in total unrecognized compensation costs related to unvested employee stock option agreements, which are expected to be recognized over a weighted-average period of 3.6 years and 3.2 years, respectively.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

Since the Company has a net operating loss carryforward as of December 31, 2006, no excess tax benefits for the tax deductions related to share-based awards were recognized in the statement of operations. Additionally, no incremental tax benefits were recognized from stock options exercised in the year ended December 31, 2006 that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

The Company granted options and other stock awards to consultants in connection with their service agreements. For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, the Company recorded compensation expense related to these awards of $13,000, $26,000, $40,000, $20,000 and $171,000, respectively. The fair value of the awards was estimated using a Black-Scholes option-pricing model in accordance with EITF 96-18.

The fair value of stock options granted to consultants was estimated at the grant date using the following assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Contractual term of option (in years)	10.0	10.0	10.0	10.0	10.0
Risk-free interest rate	4.5%	4.5%	4.8%	4.8%	4.5% to 5.0%
Expected volatility	75%	75%	73%	73%	73%
Expected dividend yield	—	—	—	—	—

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance (in thousands):

	As of December 31, 2006	As of September 30, 2007
		(unaudited)
Conversion of redeemable convertible preferred stock	31,841	44,897
Exercise of preferred stock warrants outstanding and exercisable	229	527
Exercise of preferred stock warrants outstanding but not yet exercisable	10	131
Exercise of stock awards issued and outstanding	3,402	6,942
Authorized for grants under stock option plans	1,517	395
Subsidiary stock options subject to put and call option agreements	—	182
Exercise of common stock warrants	—	283

	36,999	53,357

10. Income Taxes

As of December 31, 2006, the Company has federal and state tax net operating loss carryforwards of approximately $22,890,000 and $22,518,000, respectively. The federal and state tax loss carryforwards will begin expiring in 2021 and 2013, respectively, unless previously utilized. The Company also has federal and state research and development tax credit (“R&D”) carryforwards of approximately $3,125,000 and $2,344,000, respectively. The federal research and development tax credit carryforward will begin to expire in 2021 unless

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

previously utilized. The California research and development tax credit will carryforward indefinitely. As of December 31, 2006, the Company has a California Manufacturer’s Investment Tax Credit (“MIC”) carryforward of approximately $53,000, which will begin to expire in 2011 unless previously utilized.

Utilization of net operating losses and credit carryforwards may be subject to an annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses and tax credit carryforwards may be limited or lost if cumulative changes in ownership exceed 50% within any three-year period. The Company has completed a preliminary analysis of the impact of its acquisition of RF Magic and prior changes in ownership and has determined that such changes in ownership have resulted in annual limitations on the amount of its net operating loss and tax credit carryforwards that may be utilized in the future; however, such annual limitations will not preclude the utilization of substantially all the Company’s net operating loss and tax credit carryforwards described above in the event the Company becomes profitable. Additional limitations on the use of these tax attributes could occur in the event of disputes arising in examinations from various taxing authorities. As of December 31, 2006, the Company is not under examination. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

Significant components of the Company’s deferred tax assets as of December 31, 2005 and 2006, are shown below (in thousands):

	As of December 31,
	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$9,343	$9,306
R&D and MIC credit carryforwards	3,705	4,683
Capitalized R&D	10,800	13,027
Other, net	6	179

Total deferred tax assets	23,854	27,195
Valuation allowance for deferred tax assets	(23,854)	(27,195)

Net deferred tax assets	$—	$—

A valuation allowance has been established to offset the deferred tax assets as realization of such assets does not meet the “more likely than not” threshold required under SFAS 109, Accounting for Income Taxes.

11. Employee Benefits

The Company has a defined contribution 401(k) plan for employees who are at least 21 years of age. Under the terms of the plan, employees may make voluntary contributions as a percentage of compensation, but not in excess of the maximum amounts allowed under the Internal Revenue Code. The Company’s contributions to the plan are discretionary and no contributions were made by the Company during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements (cont.)

12. Supplemental Disclosure of Cash-Flow and Non-Cash Activity

Cash-Flow

The following table sets forth supplemental disclosure of cash flow information (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cash paid for interest	$39	$542	$66	$43	$332

Non-Cash Activity

The following table sets forth supplemental disclosure of non-cash activity (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Accretion of redeemable convertible preferred stock	$85	$89	$126	$95	$95
Financed software license costs	902	778	743	548	—
Issuance of common stock for stockholder notes	—	292	293	205	—
Repurchase liability for early exercise of stock options	—	—	240	172	966
Issuance of preferred stock warrants in connection with debt financing	—	307	—	—	523
Issuance of common stock in connection with acquisition of Arabella Software, Ltd	—	—	—	—	2,466
Issuance of redeemable convertible preferred stock and common stock in connection with acquisition of RF Magic, Inc	—	—	—	—	140,988
Issuance of common stock warrants and preferred stock warrants in connection with acquisition of RF Magic, Inc.	—	—	—	—	9,566

13. Subsequent Events

In October 2007, the Company entered into a purchase order commitment of $856,000 to acquire furniture and fixtures for its new facilities in San Diego, California. A deposit of $428,000 was paid in October 2007 and the balance is payable upon delivery and installation in January 2008.

In October 2007, the Company’s stockholders approved the 2007 Equity Incentive Plan, the 2007 Non-Employee Directors’ Stock Option Plan and the 2007 Employee Stock Purchase Plan previously adopted by the Company’s board of directors. Effective upon the signing of the underwriting agreement for the Company’s initial public offering, an aggregate of 3,538,000, 308,000 and 462,000 shares of common stock will be reserved for issuance under these plans, respectively. The share reserve of the Company’s 2007 Equity Incentive Plan will also include the unallocated shares remaining available for issuance under the Company’s existing stock option and equity incentive plans as of the effective date of the 2007 Equity Incentive Plan (394,859 shares as of September 30, 2007), plus any shares that thereafter would otherwise revert to the existing plans but for their termination.

In October 2007, the Company completed a 1-for-3.25 reverse stock split. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented.

In November 2007, the Company agreed to pay $1.0 million relating to the resolution of a disagreement with EchoStar.

In November 2007, the Company amended its operating lease for its facilities in San Jose, California. Minimum lease payments under the lease amendment total $1.4 million over five years beginning upon completion of tenant improvements as specified in the lease agreement.

Report of Independent Auditors

The Board of Directors and Stockholders

RF Magic, Inc.

We have audited the accompanying consolidated balance sheets of RF Magic, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RF Magic, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, RF Magic, Inc. changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, on January 1, 2006.

/s/    Ernst & Young LLP

San Diego, California

June 8, 2007,

except for Note 10, as which the date is

July 25, 2007

RF Magic, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,443	$6,878	$6,820
Accounts receivable	2,855	3,481	2,574
Inventories	1,394	4,921	6,165
Prepaid expenses and other current assets	253	209	254

Total current assets	9,945	15,489	15,813
Restricted cash	95	95	—
Property and equipment, net	2,052	1,466	1,579
Other assets	71	84	140

Total assets	$12,163	$17,134	$17,532

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$1,357	$2,470	$2,194
Accrued payroll and benefits	908	1,397	1,226
Current portion of software licenses and capital lease obligations	2	–	–
Current portion of note payable	2,114	884	1,297
Deferred revenues	95	201	358

Total current liabilities	4,476	4,952	5,075

Stock repurchase liability	65	2	81
Note payable, net of current portion	—	5,087	4,537
Deferred rent	5	72	67
Deferred revenues	1,500	1,500	1,285
Deferred compensation	—	324	410

Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 20,567 shares authorized:
Series A convertible preferred stock, 750 shares designated; 750 shares issued and outstanding as of December 31, 2005, 2006 and March 31, 2007 (unaudited); liquidation preference of $750 as of December 31, 2006 and March 31, 2007 (unaudited)	1	1	1
Series B convertible preferred stock, 6,317 shares designated, 6,284 issued and outstanding as of December 31, 2005, 2006 and March 31, 2007 (unaudited); liquidation preference of $14,138 as of December 31, 2006 and March 31, 2007 (unaudited)	6	6	6
Series C convertible preferred stock, 7,500 shares designated, 6,924 issued and outstanding as of December 31, 2005, 2006 and March 31, 2007 (unaudited); liquidation preference of $27,697 as of December 31, 2006 and March 31, 2007 (unaudited)	7	7	7
Common stock, $0.001 par value; 32,750 shares authorized; 4,678, 4,658 and 5,039 shares issued and outstanding as of December 31, 2005, 2006 and March 31, 2007 (unaudited), respectively	5	5	5
Additional paid-in capital	42,689	43,246	43,370
Accumulated deficit	(36,591)	(38,068)	(37,312)

Total stockholders’ equity	6,117	5,197	6,077

Total liabilities and stockholders’ equity	$12,163	$17,134	$17,532

See accompanying notes to consolidated financial statements.

RF Magic, Inc.

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,			Three Months
				Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Net revenues	$5,387	$14,485	$26,183	$3,825	$9,218
Cost of net revenues	3,115	6,035	10,579	1,812	2,820

Gross profit	2,272	8,450	15,604	2,013	6,398
Operating expenses:
Research and development	10,138	9,829	11,182	2,617	3,261
Sales and marketing	1,307	2,112	3,682	869	1,176
General and administrative	2,578	1,876	1,927	460	1,004

Total operating expenses	14,023	13,817	16,791	3,946	5,441

(Loss) income from operations	(11,751)	(5,367)	(1,187)	(1,933)	957
Interest income	196	151	159	42	55
Interest expense	(51)	(52)	(400)	(42)	(235)

(Loss) income before income taxes	(11,606)	(5,268)	(1,428)	(1,933)	777
Provision for income taxes	(41)	(49)	(49)	(11)	(21)

Net (loss) income	$(11,647)	$(5,317)	$(1,477)	$(1,944)	$756

See accompanying notes to consolidated financial statements.

RF Magic, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2003	750	$ 1	6,284	$ 6	6,499	$ 6	4,262	$ 4	$40,837	$ 19	$(19,627)	$ 21,246
Issuance of common stock upon exercise of stock options for cash	—	—	—	—	—	—	342	1	119	—	—	120
Issuance of Series C convertible preferred stock, net of $46 issuance costs	—	—	—	—	425	1	—	—	1,653	—	—	1,654
Repurchase of unvested common shares	—	—	—	—	—	—	(25)	—	(6)	—	—	(6)
Stock-based compensation expense to consultants	—	—	—	—	—	—	—	—	21	—	—	21
Comprehensive loss:
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	(42)	—	(42)
Net loss	—	—	—	—	—	—	—	—	—	—	(11,647)	(11,647)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(11,689)

Balance as of December 31, 2004	750	1	6,284	6	6,924	7	4,579	5	42,624	(23)	(31,274)	11,346
Issuance of common stock upon exercise of stock options for cash	—	—	—	—	—	—	125	—	38	—	—	38
Net reclassification of repurchase liability for early exercise of stock options	—	—	—	—	—	—	—	—	(65)	—	—	(65)
Issuance costs of Series C convertible preferred stock	—	—	—	—	—	—	—	—	(1)	—	—	(1)
Issuance of Series C preferred warrants	—	—	—	—	—	—	—	—	80	—	—	80
Repurchase of unvested common shares	—	—	—	—	—	—	(26)	—	(6)	—	—	(6)
Stock-based compensation expense to consultants	—	—	—	—	—	—	—	—	19	—	—	19
Comprehensive loss:
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	—	—	—	—	—	(5,317)	(5,317)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(5,294)

Balance as of December 31, 2005	750	$ 1	6,284	$ 6	6,924	$ 7	4,678	$ 5	$42,689	$ —	$(36,591)	$ 6,117

See accompanying notes to consolidated financial statements.

RF Magic, Inc.

Consolidated Statements of Stockholders’ Equity (cont.)

(in thousands)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2005	750	$ 1	6,284	$ 6	6,924	$ 7	4,678	$ 5	$42,689	$ —	$(36,591)	$ 6,117
Issuance of common stock upon exercise of stock options for cash	—	—	—	—	—	—	103	—	32	—	—	32
Net reclassification of repurchase liability for early exercise of stock options	—	—	—	—	—	—	—	—	64	—	—	64
Issuance of Series C preferred warrants in connection with debt financing	—	—	—	—	—	—	—	—	417	—	—	417
Repurchase of unvested common shares	—	—	—	—	—	—	(123)	—	(49)	—	—	(49)
Stock-based compensation expense to employees	—	—	—	—	—	—	—	—	60	—	—	60
Stock-based compensation expense to consultants	—	—	—	—	—	—	—	—	33	—	—	33
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(1,477)	(1,477)

Balance as of December 31, 2006	750	1	6,284	6	6,924	7	4,658	5	43,246	—	(38,068)	5,197
Issuance of common stock upon exercise of stock options for cash (unaudited)	—	—	—	—	—	—	381	—	152	—	—	152
Net reclassification of repurchase liability for early exercise stock options (unaudited)	—	—	—	—	—	—	—	—	(79)	—	—	(79)
Stock-based compensation expense to employees (unaudited)	—	—	—	—	—	—	—	—	43	—	—	43
Stock-based compensation expense to consultants (unaudited)	—	—	—	—	—	—	—	—	8	—	—	8
Net income and comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	756	756

Balance as of March 31, 2007 (unaudited)	750	$ 1	6,284	$ 6	6,924	$ 7	5,039	$ 5	$43,370	$ —	$(37,312)	$ 6,077

See accompanying notes to consolidated financial statements.

RF Magic, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Operating activities
Net (loss) income	$(11,647)	$(5,317)	$(1,477)	$(1,944)	$756
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,371	1,524	1,098	361	173
Stock-based compensation to consultants	21	19	33	6	8
Stock-based compensation to employees	—	—	60	7	43
Loss on disposal of assets	2	—	—	—	—
Interest expense attributable to amortization of convertible preferred stock warrants	—	11	51	7	55
Accrued interest income on stockholder notes	(18)	(10)	(2)	(1)	(1)
Changes in operating assets and liabilities:
Accounts receivable	(1,014)	(1,773)	(626)	315	907
Inventories	(544)	(598)	(3,527)	391	(1,244)
Prepaid expenses and other current assets	99	73	(81)	(60)	(63)
Other assets	(85)	28	(13)	(116)	39
Accounts payable, accrued expenses and other liabilities	(167)	522	1,181	(479)	(281)
Accrued payroll and benefits	197	471	489	(113)	(171)
Deferred revenues	(200)	1,595	106	(56)	(58)
Deferred compensation	—	—	324	81	86

Net cash provided by (used in) operating activities	(11,985)	(3,455)	(2,384)	(1,601)	249

Investing activities
Purchases of property and equipment	(2,533)	(823)	(512)	(158)	(286)
Sales/maturities of marketable securities	13,251	7,497	—	—	—
Increase in other assets	(51)	—	—	—	—

Net cash provided by (used in) investing activities	10,667	6,674	(512)	(158)	(286)

Financing activities
Proceeds from bank financing	—	2,000	5,000	—	—
Proceeds from notes payable	329	—	—	—	—
Principal payments on software license and capital lease obligations	(543)	(125)	(2)	(2)	—
Principal payments of notes payable	(449)	(248)	(777)	(195)	(192)
Proceeds from stockholder loan repayments	21	171	127	90	19
Proceeds from issuance of common stock	120	38	32	—	152
Proceeds (costs) from issuance of Series C convertible preferred stock	1,654	(1)	—	—	—
Repurchase of restricted stock	(6)	(6)	(49)	(49)	—

Net cash provided by (used in) financing activities	1,126	1,829	4,331	(156)	(21)

Net (decrease) increase in cash and cash equivalents	(192)	5,048	1,435	(1,915)	(58)
Cash and cash equivalents at beginning of period	587	395	5,443	5,443	6,878

Cash and cash equivalents at end of period	$395	$5,443	$6,878	$3,528	$6,820

See accompanying notes to consolidated financial statements.

RF Magic, Inc.

Notes to Consolidated Financial Statements

(Information subsequent to December 31, 2006 and pertaining to March 31, 2007 and the three months ended March 31, 2006 and 2007 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization

RF Magic, Inc. (the “Company”) was organized under the laws of the state of Delaware on June 28, 2000. The Company is a provider of digital broadcast satellite outdoor unit and silicon television tuner solutions.

Basis of Presentation

The preceding financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful completion of the Company’s development and its transition to attaining profitable operations is dependent upon the Company achieving a level of revenues adequate to support the Company’s cost structure.

Management believes the Company has enough cash and cash equivalents on hand as of March 31, 2007, to fund operations beyond December 31, 2007. The preceding financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company is unable to continue as a going concern.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The U.S. dollar is the functional currency for all foreign operations. Foreign exchange gains and losses, which result from the process of remeasuring foreign currency financial statements into U.S. dollars or from foreign currency exchange transactions during the period are recognized in the consolidated net (loss) income.

Unaudited Interim Financial Statements

The interim balance sheet as of March 31, 2007 and the statements of operations for the three months ended March 31, 2006 and 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the interim financial information set forth therein, in accordance with U.S. generally accepted accounting principles (“GAAP”). The results of operations for the interim period ended March 31, 2007 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

Revenue Recognition

Product Revenues

In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (“SAB 101”), and SAB No. 104, Revenue Recognition (“SAB 104”), the Company recognizes product revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, the Company does not recognize revenues until all customer acceptance requirements have been met, when applicable.

Distributor Sales

A portion of the Company’s sales are made through distributors under agreements allowing for pricing credits and/or rights of return. Product revenues on sales made through these distributors is not recognized until the distributors ship the product to their customers. During the years ended December 31, 2004, 2005 and 2006 and three months ended March 31, 2006 and 2007, product revenues on sales made through these distributors represented 0%, 0%, 1%, 0% and 3%, respectively, of total net revenues.

Service Revenues

For development contracts, the Company uses the percentage-of-completion method to recognize revenues and costs. For contracts involving new unproven technologies, revenues and profits or parts thereof are deferred until customer acceptance is obtained and other contract-specific terms have been completed. Provisions for losses related to development contracts are recognized during the period in which the loss first becomes estimable and reasonably probable.

Royalty Revenues

The Company entered into a development agreement with a significant stockholder and related party (STMicroelectronics, or “STM”), in September 2002, which provides STM an exclusive right to manufacture and sell certain products developed by the Company. In return for this right, STM makes royalty payments to the Company for these product sales until September 15, 2007. From September 2004 to March 2006 the Company estimated royalties earned in the period the sales occurred. Starting the first quarter of 2006, the Company determined that it no longer had the ability to reliably estimate royalty revenues. Thus, the Company began recognizing revenues based on cash receipts. The change in the timing of recognizing royalty revenues was made prospectively and had an initial effect of reducing royalty revenues recorded in the second quarter of 2006. The royalties recorded during the years ended December 31, 2004, 2005 and 2006 and three months ended March 31, 2006 and 2007 totaled $45,000, $870,000, $1,239,000, $324,000 and $360,000, respectively, while the accounts receivable balance related to this revenue during those same periods was $39,000, $314,000, $0, $324,000 and $0, respectively.

Rebates

The Company accounts for rebates in accordance with Emerging Issues Task (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) and, accordingly, records reductions to revenues for rebates in the same period that the related revenues are recorded. The amount of these reductions is equal to 100% of the potential rebates, based upon the terms of the Company’s rebate agreements.

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

Deferred Revenues and Customer Deposits

The Company records deferred revenues for deposits received for which all of the criteria for revenues recognition have not yet been met. In November 2004, the Company entered into a development agreement with a broadcasting service provider which the Company would develop and subsequently sell certain products to the service provider’s suppliers. During 2005, the Company received milestone payments totaling $1,500,000 which were recorded as deferred revenues. After reaching specific delivery targets under the development agreement, the $1,500,000 will be returned to the service provider in the form of a per unit rebate. Should the delivery targets not be met, any remaining portion of the deposit will be retained by the Company. The Company has no other rebate programs in place.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds. The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase, that are readily convertible into cash, to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Lower of cost or market adjustments reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. These adjustments are done on a part-by-part basis. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (three to seven years), except leasehold improvements and software which are amortized over the lesser of the estimated useful lives of the asset or the remaining lease/license term.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, industry and geographic concentrations, the current business environment and the Company’s historical experience. The Company has not recognized an allowance for doubtful accounts for the years ended December 31, 2005 and 2006, nor for the three months ended March 31, 2006 and 2007.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. To date, the Company has not experienced any impairment losses on its long-lived assets used in operations. While the

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

Company’s current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and, accordingly, the Company has not recognized any impairment losses for the years ended December 31, 2005 and 2006, nor for the three months ended March 31, 2006 and 2007.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, short-term and long-term marketable securities, accounts receivable, accounts payable and borrowings. The Company believes all of the financial instruments’ recorded values approximate current values because of their nature and respective durations. The fair value of marketable securities is determined using quoted market prices for those securities or similar financial instruments.

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement basis and the tax basis of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

Shipping and Handling

Revenues derived from billing customers for shipping and handling costs are classified as a component of net revenues. Costs of shipping and handling charged by suppliers are classified as a component of cost of net revenues.

Research and Development Costs

Research and development costs are expensed as incurred and primarily include personnel costs, prototype expenses, which include the cost of fabrication mask costs not reasonably expected to be used in production manufacturing, and allocated facilities costs as well as depreciation of equipment used in research and development.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expenses, were not significant for all periods presented.

Comprehensive Income (Loss)

In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company reports comprehensive income (loss) and its components, including foreign currency translation adjustments and unrealized gains and losses on short-term investments in stockholders’ equity.

Accumulated other comprehensive income is displayed in the statements of stockholders’ equity and includes items not currently included in net (loss) income.

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), including the provisions of Staff Accounting Bulleting (“SAB”) No. 107 (“SAB 107”). Under SFAS 123R, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period.

The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R using the prospective transition method. Accordingly, prior periods have not been revised for comparative purposes.

The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date, January 1, 2006, which are subsequently modified or canceled. Prior to the adoption of SFAS 123R, the Company used the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), related interpretations, and the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), for employee stock options and recorded compensation cost for options granted at exercise prices that were less than market value of the Company’s common stock at the date of grant.

Stock-based compensation expense recognized in our statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 included compensation expense for stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with SFAS 123R. For stock awards granted during the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, expenses are amortized under the straight-line method. As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table presents the detail of stock-based compensation expense amounts included in the Consolidated Statements of Operations for each of the periods presented (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Cost of net revenues	$—	$—	$3	$—	$2
Research and development	3	5	37	3	20
Sales and marketing	5	5	16	—	19
General and administrative	13	9	37	10	10

Total stock-based compensation expense	$21	$19	$93	$13	$51

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS 123, and the EITF consensus on Issue 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), and the corresponding expense is recognized over the related service period. The fair value of the options granted to non-employees is periodically remeasured as the options vest.

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (“FIN 48”). FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. As of the date of adoption, the Company had no unrecognized tax benefits. The adoption of FIN 48 did not result in an adjustment to retained earnings. The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company has recognized no interest or penalties upon the adoption of FIN 48. The Company does not expect any significant increases to its unrecognized tax benefits within 12 months of this reporting date.

The Company is subject to U.S. federal, state and foreign income taxes. The Company is subject to U.S. federal, state or foreign income tax examinations for all years, to the extent allowed by law, as the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward. The Company is not currently under Internal Revenue Service, state or foreign tax examination.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of SFAS 157 will have a material impact on results of operations or financial position.

In September 2006, the Securities Exchange Commission issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Prior Year Financial Statements (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

2. Certain Financial Statement Information

Inventories consists of the following (in thousands):

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Finished goods	$623	$2,685	$3,800
Work in process	771	2,236	2,365

Total inventories	$1,394	$4,921	$6,165

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

Property and equipment consists of the following (in thousands, except for years):

	Useful Lives (in years)	As of December 31,		As of March 31, 2007
		2005	2006
				(unaudited)
Office and laboratory equipment	5	$2,752	$3,070	$3,346
Computer equipment	3	627	803	810
Furniture and fixtures	7	105	125	126
Leasehold improvements	Lease term	175	191	191
Licensed software	1-3	1,653	154	154
Construction in process		18	—	2

		5,330	4,343	4,629
Accumulated depreciation		(3,278)	(2,877)	(3,050)

Total property and equipment		$2,052	$1,466	$1,579

Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was $1,371,000, $1,530,000, $1,098,000, $361,000 and $173,000, respectively.

In 2006, the Company implemented a long-term retention program for all employees (except executives, certain sales and marketing personnel and other identified key employees). During the year ended December 31, 2006, the Company accrued 5% of the base salary of these employees for a 25% payout in each of 2008, 2009, 2010 and 2011 provided the individual is still a full-time employee of the Company. For the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, this deferred compensation expense totaled $324,000, $81,000 and $86,000, respectively.

Warranty

The Company’s products typically carry a one- to three-year warranty. The Company establishes reserves for estimated product warranty costs at the time revenue is recognized based upon its historical warranty experience and, additionally, for any known product warranty issues. The following table presents a reconciliation of the Company’s product warranty liability, which is included within accounts payable and accrued expenses and other current liabilities in the consolidated balance sheets (in thousands):

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Beginning balance	$—	$—	$24
Accruals for warranties issued during the year	—	24	—
Settlements made during the year	—	—	—

Ending balance	$—	$24	$24

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

3. Concentration of Credit Risk

Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and leases payable. The Company’s policy is to place its cash and cash equivalents with high quality financial institutions in order to limit its credit exposure. Credit is extended based on an evaluation of the customer’s financial condition and a cash deposit is generally not required. The Company estimates potential losses on trade receivables on an ongoing basis.

Customers

Revenues and accounts receivable from individual customers that exceeded 10% were as follows:

	Revenues					Accounts Receivable
	Years Ended December 31,			Three Months Ended March 31,		As of December 31,		As of March 31, 2007
	2004	2005	2006	2006	2007	2005	2006
				(unaudited)				(unaudited)
CalAmp Corporation	28%	60%	30%	29%	26%	47%	15%	32%
Microelectronics Tech Inc.	28%	12%	24%	*	15%	23%	15%	21%
Marubun/Arrow (HK) Ltd.	*	11%	20%	29%	37%	21%	23%	22%
Radiance Electronics Ltd	16%	*	*	15%	*	*	*	*
Yosun Industrial Corp.	*	*	*	*	*	*	26%	*

*	Customer accounted for less than 10% for the period indicated

Vendors

The Company had three vendors that represented a significant portion of total purchases (exclusive of payroll and related costs) as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Jazz Technologies, Inc.	38%	38%	36%	20%	31%
Amkor Technology, Inc.	11	11	12	16	11
Giga Solution Tech. Co., Ltd.	*	*	11	10	10

*	Vendor accounted for less than 10% for the period indicated

4. Commitments

The Company has financed software licenses used in designing its integrated circuits and equipment under capital lease obligations. Costs of assets under capital leases as of December 31, 2005 and 2006 and March 31, 2007 totaled $1,534,000, $21,000 and $21,000, respectively. Accumulated depreciation on assets under capital leases as of those same dates totaled $1,152,000, $10,000 and $21,000, respectively.

In July 2001, the Company signed a three-year operating lease for office and laboratory space. In July 2006, the Company extended its operating lease to December 2007.

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

The minimum future payments under all noncancelable operating leases with an initial term of one year or more as of December 31, 2006, are as follows (in thousands):

Years Ended December 31,
2007	$1,461
2008	471

$1,932

Rent expense for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was $426,000, $397,000, $474,000, $115,000 and $153,000, respectively.

The Company has firm purchase order commitments as of December 31, 2006 totaling $2,717,000. These commitments are scheduled to be paid during the year ended December 31, 2007.

5. Debt

In December 2001, the Company signed a $1,500,000 equipment line of credit. The line provided the Company with immediately available funds of up to $750,000, plus an additional $750,000 that was made available to the Company upon completion of an initial evaluation kit. Advances on the line of credit are repayable over three years at an interest rate of 3% over the lender’s prime rate (9.25% at December 31, 2006). The line of credit is secured by all of the Company’s right, title and interest in and to all of its personal property.

In July 2004, the Company amended its December 2001 equipment line of credit to add an additional $600,000 toward purchases of additional equipment. In August 2004, the Company borrowed $329,000 repayable over three years at an interest rate of 1% over the lender’s prime rate.

The Company made principal payments on the line during the year ended December 31, 2005 totaling $247,000 and in the year ended December 31, 2006 totaling $110,000. As of December 31, 2006, $73,000 remains outstanding on the equipment line.

In July 2005, and amended in September and November 2006, the Company signed a loan and security agreement with Silicon Valley Bank that included a revolving line of credit against accounts receivable for funds up to $3,000,000 and a term loan not to exceed $2,000,000. The loan and security agreement contains certain customary restrictive financial and operating covenants which, among other things, require the Company to (i) maintain a quick ratio of at least 1.0 and (ii) achieve revenues of at least 75% of projections supplied to the lender for each preceding four-month period. The line of credit and term loan are secured by all tangible and intangible assets of the Company. The line of credit carries an interest rate equal to the greater of 0.75% above the prime rate or 9% and expires in October 2008. There were no borrowings against the line of credit as of December 31, 2006. The term loan has an interest rate of 1.25% above the prime rate (9.5% at December 31, 2006), and was drawn down for the full $2,000,000 in December 2005. The Company is required to maintain at least 85% of its available cash balances at Silicon Valley Bank. The Company made principal payments on the term loan during 2006 totaling $667,000. As of December 31, 2006, $1,333,000 remains outstanding on the loan.

In October 2006, the Company entered into a venture loan and security agreement (“Working Capital Line”) with Horizon Technology Funding Company LLC under which the Company could receive advances up to $7,000,000. The Company took a $5,000,000 draw against the Working Capital Line in October 2006. Interest only payments commenced in December 2006 and are payable monthly through November 2007 at an annual interest rate equal to the greater of 11.9% or LIBOR plus 5.33% (the Company was paying interest at a rate of

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

11.9% per annum at December 31, 2006). Thirty (30) principal and interest payments will begin in December 2007. The Working Capital Line is secured by all the tangible and intangible assets of the Company.

The minimum future payments under notes payable are as follows (in thousands):

Years Ended December 31,
2007	$1,580
2008	3,024
2009	2,322
2010	968

Total payments	7,894
Less amount representing interest	(1,923)
Less current portion	(884)

Note payable, net of current portion	$5,087

Interest expense associated with software licenses, debt and capital leases for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was $51,000, $52,000, $400,000, $42,000 and $235,000, respectively.

6. Stockholders’ Equity

Common Stock

Notes Receivable from Stockholders

Prior to 2004, the Company issued full recourse notes to employees in connection with the purchase of restricted stock. As of December 31, 2005 and 2006 and March 31, 2007, there was $143,000, $19,000 and $0, respectively, due from stockholders and included in other current assets of the consolidated balance sheet. Upon termination during the years ended December 31, 2005 and 2006, employees repaid notes totaling $6,000 and $49,000, respectively, and the Company repurchased the related stock. The notes receivable bear interest at 6% and are due four years from the date of the notes.

Convertible Preferred Stock

In September 2004, the Company issued 425,000 shares of Series C convertible preferred stock at $4.00 per share for cash proceeds of $1,653,000, net of $46,000 of issuance costs. In connection with the issuance of Series C convertible preferred stock, the Company also issued 21,000 common stock warrants to the Series C investor.

The Series A, B and C convertible preferred stock is convertible at the option of the holder into one share of its common stock, subject to anti-dilution adjustments. Each share will automatically convert into common stock upon a two-thirds vote of the then issued and outstanding convertible preferred stock voting as a group or a firm commitment to undertake an underwritten public offering of the Company’s common stock at a price not less than $3.00 per share for the Series A convertible preferred stock to convert or $6.75 per share for either the Series B and Series C convertible preferred stock to convert, and aggregate net proceeds of not less than $20,000,000. The holders of each share of convertible preferred stock are entitled to one vote for each share of common stock into which their convertible preferred stock would convert.

The convertible preferred stockholders are entitled to noncumulative dividends, out of funds legally available, at a rate of $0.08 per share of Series A convertible preferred stock, $0.18 per share of Series B

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

convertible preferred stock and $0.32 per share of Series C convertible preferred stock, subject to anti-dilution provisions. To date, the Company has not declared any dividends.

In the event of a liquidation, the convertible preferred stockholders shall be entitled to receive, prior to any distribution to common stockholders, a liquidation preference equal to $1.00 per share of Series A convertible preferred stock then held, $2.25 per share of Series B convertible preferred stock then held and $4.00 per share of Series C convertible preferred stock then held. In the event assets are insufficient to permit the payment of the full preferential amounts of the Company’s convertible preferred stock, then the entire assets and funds of the Company legally available for distribution shall be distributed among the convertible preferred stockholders pro rata in proportion to the full preferential amount such holder is otherwise entitled to receive.

Stock Options

In 2000, the Company adopted the 2000 Equity Incentive Plan (the “Plan”), as amended, under which 7,089,000 shares of the Company’s common stock are authorized and reserved for issuance. The Plan provides for the grant of incentive and nonstatutory stock options, stock bonuses and rights to purchase restricted stock by employees, directors or consultants of the Company. The Plan provides that incentive stock options will be granted only to employees at no less than the fair value of the Company’s common stock (no less than 85% of the fair value for nonstatutory stock options), as determined by the Company’s Board of Directors at the date of the grant. Awards generally vest 25% one year from date of grant and ratably each month thereafter for an additional period of 36 months and expire up to ten years from the date of grant.

Option grants under the Plan are subject to an early exercise provision at the Company’s discretion. Common shares obtained on early exercise of unvested options or by restricted stock purchase rights are subject to repurchase by the Company at the original issue price and will vest according to the respective agreement. As of December 31, 2005 and 2006 and March 31, 2007, there were 188,000, 5,000 and 203,000 shares, respectively, subject to repurchase by the Company.

The consideration received for the exercise of an unvested stock option is considered a deposit of the exercise price, and thus is a liability that is recorded by the Company. The liability associated with this potential for repurchase, and the related shares, are only reclassified into equity as the option award vests. As a result, as of December 31, 2005 and 2006 and March 31, 2007, the Company recorded $65,000, $2,000 and $81,000, respectively, for the unvested portion of early stock option exercise.

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

A summary of the Company’s stock option award activity, and related information for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 is as follows (in thousands, except per share data):

	Number of Stock Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of December 31, 2004	2,419	$0.33
Granted	790	$0.40
Canceled	(185)	$0.38
Exercised	(125)	$0.31

Outstanding as of December 31, 2005	2,899	$0.35
Granted	1,399	$0.40
Canceled	(165)	$0.38
Exercised	(103)	$0.31

Outstanding as of December 31, 2006	4,030	$0.37	$1,548

Granted (unaudited)	47	$0.53
Canceled (unaudited)	(75)	$0.40
Exercised (unaudited)	(381)	$0.40

Outstanding as of March 31, 2007 (unaudited)	3,621	$0.36	$1,798

The following summarizes information regarding outstanding and exercisable stock options as of December 31, 2006:

	Stock Options Outstanding			Stock Options Vested
Exercise Price	Number (in thousands)	Weighted- Average Remaining Life (in years)	Weighted- Average Exercise Price	Number (in thousands)	Weighted- Average Exercise Price
$0.23	788	5.9	$0.23	786	$0.23
$0.40	3,242	8.5	$0.40	1,210	$0.40

	4,030			1,996

The following summarizes information regarding outstanding and exercisable stock options as of March 31, 2007:

	Stock Options Outstanding			Stock Options Vested
Exercise Price	Number (in thousands)	Weighted- Average Remaining Life (in years)	Weighted- Average Exercise Price	Number (in thousands)	Weighted- Average Exercise Price
$0.23	788	5.7	$0.23	786	$0.23
$0.40	2,786	6.3	$0.40	1,203	$0.40
$0.53	47	9.9	$0.53	—	—

	3,621			1,989

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

In connection with the adoption of SFAS 123R, the Company reviewed and updated, among other things, its forfeiture rate, expected term and volatility assumptions. The weighted average expected option term for the year ended December 31, 2006 reflects the application of the simplified method set out in SAB 107. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Estimated volatility for the year ended December 31, 2006 also reflects the application of SAB 107’s interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available.

The fair value of each option or restricted stock grant is estimated on the date of grant using the Black-Scholes method with the following assumptions:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
		(unaudited)
Expected life (in years)	6.1	5.9
Risk-free interest rate	4.8%	4.4%
Expected volatility	89%	77%
Expected dividend yield	0%	0%

The weighted-average grant date fair value of options granted during the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 was $0.40, $0.40, $0.53 and $0.66, respectively. There were no options granted during the three months ended March 31, 2006. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was $0, $0, $34,000, $0 and $175,000, respectively. During the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, the Company recorded stock-based compensation to employees cost of $60,000, $7,000 and $43,000, respectively. As of March 31, 2007, the Company estimates that there is $544,000 in total unrecognized compensation costs related to nonvested employee stock option agreements, which is expected to be recognized over a weighted-average period of 2.7 years.

Since the Company has a net operating loss carryforward as of December 31, 2006, no excess tax benefits for the tax deductions related to stock-based awards were recognized in the statement of operations. Additionally, no incremental tax benefits were recognized from stock options exercised in the year ended December 31, 2006, that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

The Company granted options and other stock awards to consultants in connection with their service agreements. Stock-based compensation expenses related to these awards during the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 was $19,000, $33,000 and $8,000, respectively. The fair value of the awards was determined in accordance with SFAS 123R and EITF 96-18 based on the following assumptions:

	As of December 31, 2006	As of March 31, 2007
		(unaudited)
Contractual term of option (in years)	10.0	10.0
Risk-free interest rate	4.6%	4.4%
Expected volatility	83%	77%
Expected dividend yield	0%	0%

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

Convertible Preferred Stock Warrants

In December 2001, the Company issued a warrant to a lender to purchase 33,333 shares of the Company’s Series B convertible preferred stock at a purchase price of $2.25 per share in connection with an equipment line of credit. The warrant was immediately exercisable and expires on the later of December 11, 2011, or five years after a public offering of the Company’s common stock. The Company recorded deferred issuance costs of $41,000 related to the warrant based on its estimated fair value using the following assumptions: (a) expected life of ten years; (b) 4.5% risk-free interest rate; (c) 60% expected volatility; and (d) 0% expected dividend yield. The deferred issuance costs are included in additional paid-in capital.

In connection with the issuance of Series C convertible preferred stock in September 2004, warrants to purchase an aggregate of 346,000 shares of the Company’s common stock were issued to the Company’s Series C investors. On or before September 9, 2008, 325,000 shares underlying these are exercisable at an exercise price of $0.40 per share. On or before October 17, 2008, 21,000 of the shares underlying these warrants are exercisable.

In July 2005, the Company issued a warrant to a lender to purchase 28,000 shares of the Company’s Series C convertible preferred stock at a purchase price of $4.00 per share in connection with a revolving line of credit and term loan. The warrant was immediately exercisable and expires on the later of July 28, 2015, or five years after a public offering of the Company’s common stock. The Company recorded deferred issuance costs of $80,000 related to the warrant based on its estimated fair value using the following assumptions: (a) expected life of ten years; (b) 4.5% risk-free interest rate; (c) 60% expected volatility; and (d) 0% expected dividend yield.

In October 2006, the Company issued two warrants to a lender to purchase 113,000 and 23,000 shares of the Company’s Series C convertible preferred stock at a purchase price of $4.00 per share in connection with a loan. The warrants were immediately exercisable and expire on the later of October 6, 2013, or five years after a public offering of the Company’s common stock. The Company recorded deferred issuance costs of $417,000 related to these warrants based on its estimated fair value using the following assumptions: (a) expected life of seven years; (b) 4.8% risk-free interest rate; (c) 83% expected volatility; and (d) 0% expected dividend yield.

The deferred issuance costs for all warrants are included in additional paid-in capital. Interest expense related to the amortization of these warrants for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was $0, $11,000, $51,000, $7,000 and $55,000, respectively.

Shares Reserved for Future Issuance

There are 33,000 shares of Series B convertible preferred stock and 163,000 shares of Series C convertible preferred stock reserved for future issuance related to warrants.

The following common stock is reserved for future issuance (in thousands):

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Conversion of convertible preferred stock	13,958	13,958	13,958
Series B convertible preferred stock warrants	33	33	33
Series C convertible preferred stock warrants	28	163	163
Common stock warrants	346	346	346
Stock awards issued and outstanding	2,901	4,030	3,595
Authorized for future grants under the Plan	525	916	970

	17,791	19,446	19,065

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

7. Income Taxes

For the year ended December 31, 2004, 2005 and 2006, the income tax expense of $41,000, $49,000 and $49,000, respectively, relates to foreign income taxes and $800 California minimum tax for each of the same years. For the three months ended March 31, 2006 and 2007, the income tax expense was $11,000 and $21,000, respectively.

As of December 31, 2006, the Company has federal and state tax net operating loss carryforwards of $30,678,000 and $18,582,000, respectively. The federal tax loss carryforwards will begin to expire in 2021 unless previously utilized. The state tax loss will begin to expire in 2008, unless previously utilized. The Company also has federal research and development tax credit carryforwards of $2,797,000 which will begin to expire in 2020 unless previously utilized and $2,215,000 of state research and development tax credits which carry forward indefinitely.

Utilization of net operating losses and credit carryforwards may be subject to an annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses and tax credit carryforwards may be limited or lost if cumulative changes in ownership exceed 50% within any three-year period. The Company has completed a preliminary analysis of the impact of its acquisition by Entropic Communications, Inc. and prior changes in ownership and has determined that such changes in ownership have resulted in annual limitations on the amount of its net operating loss and tax credit carryforwards that may be utilized in the future; however, such annual limitations will not preclude the utilization of substantially all of the Company’s net operating loss and tax credit carryforwards described above in the event the Company becomes profitable. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities. Currently, the Company is not under examination. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

Significant components of the Company’s deferred tax assets as of December 31, 2005 and 2006, are shown below (in thousands):

	As of December 31,
	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$11,838	$11,805
Research and development credit carryforwards	3,582	4,260
Other, net	1,481	2,065

Total deferred tax assets	16,901	18,130
Valuation allowance for deferred tax assets	(16,901)	(18,130)

Net deferred tax assets	$—	$—

As of December 31, 2005 and 2006, a valuation allowance was established to offset the deferred tax assets as realization of such assets did not meet the “more likely than not” threshold required under SFAS 109, Accounting For Income Taxes.

RF Magic, Inc.

Notes to Consolidated Financial Statements (cont.)

8. Employee Savings Plan

In 2001, the Company adopted a 401(k) program that allows the participating employees to contribute up to 20% of their salary, subject to annual limits. The Company’s Board of Directors may, at its sole discretion, approve Company contributions. No such contributions were approved or made since inception of the program.

9. Supplemental Disclosure of Cash Flow and Non-Cash Activity

Cash Flow

The following table sets forth supplemental disclosure of cash flow information (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Cash paid for interest	$51	$99	$288	$35	$181
Cash paid for income taxes	—	—	136	—	26

Non-Cash Activity

The following sets forth supplemental disclosure of non-cash activity (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Issuance of common stock for stockholder notes	$84	$—	$—	$—	$—
Equipment acquired under capital leases	14	—	—	—	—
Unrealized (loss) gain on marketable securities	(42)	23	—	—	—
Issuance of preferred stock warrants in connections with debt financing	—	80	417	—	0
Repurchase liability for early exercise of stock options	—	(65)	64	—	—

10. Subsequent Events

In conjunction with the October 2006 venture loan and security agreement, the Company drew down $2,000,000 in April 2007. Interest only payments commence in May 2007 and are payable monthly through May 2008 at an annual interest rate equal to the greater of 11.90% or LIBOR plus 5.33%. Thirty principal and interest payments will begin in June 2008. In conjunction with the debt draw, the Company issued a warrant to purchase 22,500 shares of Series C preferred stock at an exercise price of $4.00 per share.

From April to May 2007, the Company issued options for 347,000 shares of common stock to employees at an exercise price of $0.98 share. The Company also issued options for 770,000 shares of common stock to employees upon the successful completion of the merger with Entropic Communications, Inc.

On June 30, 2007, the Company was acquired by Entropic Communications, Inc. All of the Company’s outstanding shares of common and convertible preferred stock were exchanged for an aggregate of 19,169,000 shares of Entropic’s common stock and 42,388,000 shares of Entropic’s newly created series D redeemable convertible preferred stock. Additionally, Entropic assumed all of the Company’s outstanding stock options and warrants in the acquisition. The total price amounted to approximately $151,082,000. In connection with the acquisition, RF Magic paid off its $2,000,000 term loan with Silicon Valley Bank and terminated its $3,000,000 accounts receivable line of credit.